Form 10-K405, Exhibit 13
period 1996-06-30
PIEDMONT BANCORP INC
filed 1996-09-24
CIK 948019

                                                                      Exhibit 13

                     1996 ANNUAL REPORT TO SECURITY HOLDERS

SELECTED FINANCIAL DATA
- -------------------------------------------------------------------------------------------------------------
                                                            1996        1995       1994       1993       1992
                                                            ----        ----       ----       ----       ----
                                                                       (dollars in thousands)
Summary of Operations:
Interest income                                         $  9,248    $  7,811    $ 6,864    $ 6,728    $ 7,397
Interest expense                                           4,414       3,682      3,262      3,506      4,425
                                                        --------    --------    -------    -------    -------
Net interest income                                        4,834       4,129      3,602      3,222      2,972
Provision for loan losses                                     96         120         87         60         48
                                                        --------    --------    -------    -------    -------
Net interest income after provision for loan losses        4,738       4,009      3,515      3,162      2,924
Other income                                                 255         336        255        683        297
Other expenses                                             2,449       2,265      2,027      1,832      1,702




                                                        --------    --------    -------    -------    -------
Income before income tax expense                           2,544       2,080      1,743      2,013      1,519
Income tax expense                                           849         837        710        803        538
                                                        --------    --------    -------    -------    -------
   Net income                                           $  1,695    $  1,243    $ 1,033    $ 1,210    $   981
                                                        ========    ========    =======    =======    =======

Selected Year-end Balances:
Total assets                                            $128,711    $104,013    $97,368    $95,094    $89,232
Loans receivable, net                                     91,187      84,713     81,733     80,937     75,892
Investments(1)                                            32,564      15,043     11,338      9,910      9,569
Deposits                                                  73,361      76,745     74,287     72,262     69,511
FHLB Advances                                             17,250      13,000     10,500     11,000      9,000
Stockholders' equity                                      37,050      13,646     12,195     11,347     10,138

Average Balance Sheet Data:
Total assets                                            $119,252    $100,359    $97,827    $90,876    $83,263
Total earning assets                                     116,010      96,745     95,046     87,265     80,875
Loans receivable, net                                     87,917      83,326     83,534     76,642     72,328
Investments(1)                                            27,297      12,633     10,733      9,976      7,978
Deposits                                                  77,221      75,110     73,137     71,505     68,032
FHLB Advances                                             13,248      10,628     11,603      7,074      4,421
Stockholders' equity                                      27,557      12,810     11,959     10,971      9,754

Selected Financial Ratios:
Return on average assets                                    1.42%       1.24%      1.06%      1.33%      1.18%
Return on average equity                                    6.15        9.70       8.64      11.03      10.20
Average equity to average assets                           23.11       12.76      12.22      12.07      11.55
Interest rate spread (tax equivalent basis)                 3.16        3.72       3.32       3.25       3.11
Net interest margin (tax equivalent basis)                  4.33        4.29       3.80       3.69       3.70
Dividend payout ratio                                      48.89         n/a        n/a        n/a        n/a
Cash dividends declared per common share                $   0.22         n/a        n/a        n/a        n/a

(1) Includes investment securities, mortgage backed-securities, and interest-bearing deposits.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       Management's discussion and analysis is intended to assist readers in the understanding and evaluation of the financial condition and results of operations of the Company. It should be read in conjunction with the audited consolidated financial statements and accompanying notes included in this report and the supplemental financial data appearing throughout this discussion and analysis.

ANALYSIS OF RESULTS OF OPERATIONS

       The Company's results of operations depend primarily on net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Operations are also affected by non-interest income, such as income from customer service charges, loan servicing fee income, gains and losses on the sale of loans and investments, and other sources of income. The Company's principal operating expenses, aside from interest expense, consist of compensation and employee benefits, federal deposit insurance premiums, data processing expenses, office occupancy costs, and income taxes.

       The Company completed its first year as a public company with record earnings. Net income increased to $1.7 million for the year ended June 30, 1996 compared to $1.2 million in 1995 and $1.0 million in 1994. Growth in net interest income outpaced a decline in other income and an increase in other expense to make 1996 the most profitable year in the Company's eighty-three year history.

       Net Interest Income. Net interest income, the Company's primary source of earnings, continued its trend of growth. Table 1 shows that tax-equivalent net interest income increased by $902,000 or 21.6% in 1996 to $5.1 million from $4.2 million in 1995. Net interest income is analyzed on a tax-equivalent basis to adjust for the nontaxable status of income earned on certain investments such as municipal bonds.

       The increase in tax-equivalent interest income in 1996 as compared to 1995 was primarily the result of a $19.3 million or 19.9% increase in earning assets. Average loans increased by $4.6 million or 5.5% to $87.9 million. Average investments increased by $11.8 million or 107% as stock Conversion proceeds were invested primarily in both taxable and tax-exempt investment securities. The weighted average yield on interest-earning assets increased by five basis points in 1996, largely due to the upward adjustment of the Company's portfolio of adjustable rate loans in the rising rate environment. In 1995, tax-equivalent interest income rose 14.0% primarily due to increases in the average yield which increased by 86 basis points.

       Interest expense rose by $732,000 or 19.9% during 1996. Average interest-bearing liabilities increased by $4.4 million or 5.2% in 1996 while the average rate paid on those liabilities increased by 61 basis points. The increase in interest expense in 1996 was due primarily to increases in deposit rates. In 1995, interest expense rose 12.9% due to increases in deposit rates.

       Interest rate spread (on a tax equivalent basis) declined to 3.16% in 1996 from 3.72% in 1995 and 3.32% in 1994 as the increase in the cost of interest-bearing liabilities outpaced the increase in the yield on interest-earning assets. Despite the decline in interest rate spread, net interest margin (on a tax equivalent basis) increased to 4.33% in 1996 from 4.29% in 1995, and 3.80% in 1994. While Conversion proceeds were invested at yields somewhat less than the weighted average yield on total interest-earning assets, those investments contributed to the increase in net interest margin.

       While primary reasons for increases have been discussed above, the total increase in net interest income is attributable to both an increase in net interest-earning assets and interest rate spread over the three-year period. Table 2 shows the effect of variances in volume and rate on taxable-equivalent interest income, interest expense, and net interest income. The table shows that increases in net interest income were primarily due to volume in 1996 while such increases were primarily due to rate in 1995.

Table 1:  NET INTEREST INCOME ANALYSIS - TAX EQUIVALENT
- --------------------------------------------------------------------------------

                                                       1996                          1995                          1994
                                                       ----                          ----                          ----
                                                               Average                       Average                       Average
                                           Average              Yield/   Average              Yield/   Average              Yield/
                                           Balance   Interest    Rate    Balance   Interest    Rate    Balance   Interest    Rate
                                           -------   --------    ----    -------   --------    ----    -------   --------    ----
                                                                            (dollars in thousands)
Assets:
Interest-earning assets:
 Loans receivable                          $ 87,917   $ 7,591     8.63%  $ 83,326    $6,969     8.36%   $83,534    $6,186     7.41%
 Taxable investment securities               14,993     1,020     6.80     10,160       688     6.77      9,154       585     6.39
 Tax-exempt investment securities(1)          7,754       546     7.04        821        54     6.58        290        15     5.30
 Interest-bearing deposits                    4,550       226     4.97      1,652        64     3.87      1,289        43     3.34
 FHLB common stock                              796        58     7.29        786        55     7.00        779        41     5.26
                                            -------     -----             -------     -----              ------     -----
Total interest-earning assets               116,010     9,441     8.14     96,745     7,830     8.09     95,046     6,870     7.23
Non-interest-earning assets                   3,242                         3,614                         2,781
                                            -------                       -------                        ------
     TOTAL                                 $119,252                      $100,359                       $97,827
                                            =======                       =======                        ======

Liabilities and retained earnings:
Interest-bearing liabilities:
 Deposit accounts                          $ 75,365   $ 3,614     4.80%  $ 73,569    $3,101     4.21%   $71,755     2,761     3.85
 FHLB advances                               13,248       800     6.04     10,628       581     5.47     11,603       501     4.31
                                             ------     -----              ------     -----              ------     -----
Total interest-bearing liabilities           88,613     4,414     4.98     84,197     3,682     4.37     83,358     3,262     3.91
Non-interest-bearing liabilities              3,082                         3,352                         2,510
Stockholder's equity                         27,557                        12,810                        11,959
                                            -------                        ------                        ------
     TOTAL                                 $119,252                      $100,359                       $97,827
                                            =======                       =======                        ======

Net interest income and interest rate
 spread                                               $ 5,027     3.16%              $4,148     3.72%              $3,608     3.32%
                                                        =====                         =====                         =====
Net interest-earning assets
 and net interest margin                   $ 27,397               4.33%  $ 12,548               4.29%   $11,688               3.80%
                                             ======                        ======                         =====
Ratio of interest-earning assets
 to interest bearing liabilities                                130.92%                       114.90%                       114.02%

(1) Interest earned on tax-exempt investment securities has been adjusted to a tax-equivalent basis using the applicable combined federal and state rates of 34% and 7.75%, respectively, and reduced by the nondeductible portion of interest expense.




Table 2:  RATE/VOLUME ANALYSIS
- --------------------------------------------------------------------------------


                                                                1996                             1995
                                                                ----                             ----
                                                                     Rate/                           Rate/
                                                  Volume     Rate    Volume   Net    Volume   Rate   Volume    Net
                                                  ------     ----    ------   ---    ------   ----   ------    ---
                                                                           (dollars in thousands)
Interest income (tax-equivalent) on:
  Loans                                           $  384    $ 225      $13  $  622    $(15)   $794     $ 4    $783
  Taxable investment securities                      327        3        2     332      64      35       4     103
  Tax-exempt investment securities                   455        4       33     492      28       4       7      39
  Interest-bearing deposits                          112       18       32     162      12       7       2      21
  FHLB common stock                                    1        2       --       3      --      14      --      14
                                                   -----     ----      ---   -----     ---    ----    ----     ---
     Total interest income                         1,279      252       80   1,611      89     854      17     960
                                                   -----     ----      ---   -----     ---    ----    ----     ---
  Deposit accounts                                    76      434        3     513      16     314      10     340
  FHLB advances                                      143       61       15     219     (42)    135     (13)     80
                                                   -----     ----      ---   -----     ---    ----    ----     ---
     Total interest expense                          219      495       18     732     (26)    449      (3)    420
                                                   -----     ----      ---   -----     ---    ----    ----     ---
Increase (decrease) in net interest income        $1,060    $(243)     $62  $  879    $115    $405    $ 20    $540
                                                   =====     ====      ===   =====     ===    ====    ====     ===


          Provisions for Loan Losses.   The provision for loan losses is charged
to earnings to maintain the total allowance for loan losses at a level considered adequate to cover loan losses based on existing loan levels and types of loans outstanding, nonperforming loans, prior loan loss experience, industry standards and general economic conditions. Provisions for loan losses were $96,000 in 1996 compared to $120,000 in 1995, and $87,000 in 1994. During 1994
and 1995, the provision and resulting allowance for loan losses were increased based on management's efforts to reflect industry practices regarding the allowance for loan losses. During 1996, the provision was lowered, largely as a result of an improved level of the relationship of the allowance to outstanding loans.

          Other Income. Other income decreased from $337,000 in 1995 to $255,000 in 1996, the same level as 1994. Other income included losses realized on the sale of investments and mortgage-backed securities of $47,000, $100,000, and $81,000 in 1996, 1995, and 1994, respectively. These net losses were incurred as management, in response to higher prevailing market interest rates, restructured the Company's investment portfolio to achieve higher yields in future periods. "Other" income includes lower-of-cost- or-market writedowns on loans held-for-sale of $40,000 for 1996 resulting from the rising interest rate environment while lower-of-cost-or-market recoveries of $19,000 were recorded during 1995.

          In 1994, gains of $96,000 were recorded on mortgage loans sold as part of management's efforts to improve its interest sensitivity and liquidity positions. Also in 1994, management wrote down excess servicing assets by $111,000 as a result of a change in estimated prepayment speeds used in valuing excess servicing which had risen to historical highs in response to mortgage interest rates reaching historical lows.


          Other Expenses. Other expenses increased by 8.1% in 1996 compared to an increase of 11.7% in 1995. As a percent of average assets, other expense for 1996 was at its lowest level of the last three years: 2.05% as compared to 2.26% in 1995 and 2.07% in 1994.

          Compensation and fringe benefits, consistently representing over 50% of total other expenses, increased by $55,000 or 4.2% in 1996 compared to $210,000 or 19.3% in 1995. Salaries increased by $57,000 and $72,000 in 1996 and
1995, respectively, while retirement expense increased by $120,000 and $6,000 for the same periods. 1996 retirement expense reflects the implementation of the Bank's Employee Stock Ownership Plan ("ESOP") which provides a higher level of retirement benefits to employees than the retirement plan which was in place in previous years. Directors' compensation declined by $113,000 to a more normal level from 1995 when extra meetings associated with the Conversion were held.

          On August 29, 1996, 105,800 shares of Parent stock were awarded under the Bank's Management Recognition Plan ("MRP") which has been approved by stockholders and the board of directors. Management estimates that pre-tax expenses associated with the MRP will total approximately $315,000 per year for a period of five years.

          Data and items processing expense increased by $31,000 and $16,000 in 1996 and 1995, respectively. Reasons for the increase include increased transaction volume and investments in technology. Professional fees increased by $30,000 and $24,000 for the same periods as the Company obtained assistance in making the transition from mutual to stock ownership.

          Management continues to look for ways to improve cost efficiency. During the late fall of the coming year, the Company will be closing its branch, which is located one mile from the home office, as part of the effort to operate in the most cost efficient manner. No losses will be incurred.

          Income Tax Expense. Income tax expense increased 1.4% to $849,000 in 1996 from $837,000 in 1995. The effective tax rate declined from 40.2% in 1995 to 33.4% in 1996, reflecting a higher level of tax-exempt income in 1996. Income tax expense totaled $710,000 in 1994, and the effective tax rate was 40.7%.

ANALYSIS OF FINANCIAL CONDITION

          On December 7, 1995, the Bank completed its conversion from a mutual to a stock savings bank through the sale of 2,645,000 shares of no par common stock of the Parent. Total proceeds of $26,450,000 were reduced by Conversion expenses of $1,052,395. The Parent retained 50% of the net conversion proceeds after deducting the proceeds of a loan to the Bank's Employee Stock Ownership Plan ("ESOP") and paid the balance to the Bank in exchange for the common stock of the Bank issued in the Conversion. The increase in assets from $104.0 million at June 30, 1995 to $128.7 million at June 30, 1996 is directly attributable to proceeds of the Conversion which were invested in loans and investment securities.

Loans

          The Company's primary source of revenue is interest and fee income from lending activities, consisting primarily of one-to-four family residential mortgage loans located in its primary market area. The Company also makes loans secured by improved nonresidential real estate, construction loans, loans secured by undeveloped real estate, home equity loans, and consumer loans, both secured and unsecured.

          At June 30, 1996, the loan portfolio totaled $91.2 million and represented 70.8% of total assets. During 1996, loans increased by $6.5 million or 7.6%. Loan originations increased from $9.8 million in 1995 to $21.2 million in 1996, largely in response to the Company's efforts to expand its loan programs into adjacent counties. The relative composition of the Company's loan portfolio has remained consistent during recent years, with residential one-to-four family loans comprising approximately 73% of the portfolio. Table 3 sets forth the composition of the loan portfolio at the dates indicated.

   Table 3:  TYPES OF LOANS

- ------------------------------------------------------------------------------------------------------------------------------------

                                                                                June 30,
                              ------------------------------------------------------------------------------------------------------

                                       1996             1995                      1994               1993               1992
                                       ----             ----                      ----               ----               ----
Real estate loans:                                                      (dollars in thousands)
   Residential 1-4 family        $67,095   73.58%   $62,379   73.63%      $59,842      73.22%   $58,500   72.28%   $55,036   72.52%
   Nonresidential real estate      8,818    9.67      8,623   10.18         7,574       9.27      7,242    8.95      8,677   11.43
   Home equity and other
      second mortgage             11,616   12.74     11,916   14.07        12,027      14.71     11,244   13.89      9,915   13.07
   Construction                    5,026    5.51      1,805    2.13         2,769       3.39      5,762    7.12      3,896    5.13
                                 -------  ------    -------  ------       -------     ------    -------  ------    -------  ------
        Total real estate loans   92,555  101.50     84,723  100.01        82,212     100.59     82,748  102.24     77,524  102.15
Other installment loans            1,719    1.89      1,635    1.93         1,635       2.00      1,460    1.80      1,498    1.97
Less:
   Unearned fees and
    discounts                        281    0.31        185    0.22           268       0.33        305    0.38        279    0.37
   Loans in process                2,198    2.41        945    1.11         1,442       1.76      2,649    3.27      2,574    3.39
   Allowance for loan losses         608    0.67        515    0.61           404       0.50        317    0.39        277    0.36
                                 -------  ------    -------  ------       -------     ------    -------  ------    -------  ------
   Total reductions                3,087    3.39      1,645    1.94         2,114       2.59      3,271    4.04      3,130    4.12
                                 -------  ------    -------  ------       -------     ------    -------  ------    -------  ------
        Total loans, net         $91,187  100.00    $84,713  100.00       $81,733     100.00    $80,937  100.00    $75,892  100.00
                                 =======  ======    =======  ======       =======     ======    =======  ======    =======  ======

          In order to protect the Company's net interest margin, management has, as part of its interest rate risk management program, placed an emphasis on maintaining adjustable rate mortgage loans and home equity lines of credit in its portfolio. This strategy has resulted in more consistent net interest income and lower interest sensitivity than experienced by most traditional fixed-rate residential mortgage lenders.

          The following table sets forth the time to contractual maturity of the Company's loan portfolio at June 30, 1996. Loans which have adjustable rates are shown as being due in the period during which rates are next subject to change while fixed rate and other loans are shown as due in the period of contractual maturity. Demand loans, loans having no stated maturity and overdrafts are reported as due in one year or less. The table does not include
prepayments or scheduled principal repayments.   Amounts in the table are net of
loans in process and are net of unamortized loan fees.


Table 4:  LOAN MATURITIES
- ---------------------------------------------------------------------------------------------
               .                                        June 30, 1996
                                 ------------------------------------------------------------
                                             Over 1   Over 3    Over 5
                                 One Year   Year to  Years to  Years to  Over 10
                                  Or Less   3 Years  5 Years   10 Years   Years      Total
                                 ---------  -------  --------  --------  --------  ---------
                                                    (dollars in thousands)
Mortgage loans:
  Fixed rate 1-4 family           $   166      $211      $471     3,200   $28,685   $32,733
  Adjustable rate 1-4 family       37,734       103       142        --        --    37,979
  Adjustable home equity           10,816        --        --        --        --    10,816
  Other fixed rate loans              100       167        --       304     1,112     1,683
  Other adjustable rate loans       6,857        --        --        --        --     6,857
Other loans                           960       458       129        80       100     1,727
Less:
  Allowance for loan losses          (608)       --        --        --        --      (608)
                                  -------      ----      ----    ------   -------   -------
     TOTAL LOANS                  $56,025      $939      $742    $3,584   $29,897   $91,187
                                  =======      ====      ====    ======   =======   =======


Asset Quality and Allowance for Loan Losses

The following table sets forth information with respect to nonperforming assets including nonaccrual loans and real estate owned at the dates indicated.


Table 5:  SUMMARY OF NONPERFORMING AND PROBLEM ASSETS
- -------------------------------------------------------------------------------------------------------------
                                                                             June 30,
                                                        -----------------------------------------------------
                                                          1996       1995      1994      1993      1992
                                                        --------   --------   -------   -------   -------
                                                                      (dollars in thousands)
Total nonaccrual loans                                  $    758   $     30   $   139   $   158   $    76
Total restructured loans                                      --         --        --        --        --
                                                        --------   --------   -------   -------   -------
     Total nonperforming loans                               758         30       139       158        76
                                                        --------   --------   -------   -------   -------
Real estate owned                                             --         --       161       108       118
In-substance foreclosures                                     --         --        --        --        --
                                                        --------   --------   -------   -------   -------
     Total foreclosed property                                --         --       161       108       118
                                                        --------   --------   -------   -------   -------
Total nonperforming assets                              $    758   $     30   $   300   $   266   $   194

Accruing loans, delinquent 90 days or more              $    301   $    571        41   $   266   $   359

Nonperforming loans to total loans                          0.83%      0.04%     0.17%     0.20%     0.10%
Nonperforming assets to total assets                        0.59%      0.03%     0.31%     0.28%     0.22%
Total assets                                            $128,711   $104,013   $97,368   $95,094   $89,232
Total loans, net                                        $ 91,187   $ 84,713   $81,733   $80,937   $75,892

Nonperforming assets increased to $758,000 at June 30, 1996 compared to $30,000 and $300,000 at June 30, 1995 and 1994, respectively. The increase in nonaccrual loans is primarily attributable to one large credit totaling $457,000 secured by commercial real estate and several smaller credits secured by residential real estate. Management has reviewed the collateral for nonaccrual loans and believes that collateral values related to nonperforming loans exceed the loan balances. Management has included this review among the factors considered in the evaluation of the allowance for possible loan losses as discussed below. While the level of nonperforming assets is higher than in recent years, the Company's asset quality remains strong as evidenced by security property, charge-off activity, and comparison with peer asset quality measures.

          Effective July 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan: Income Recognition" (collectively referred to hereafter as "SFAS No. 114"). At June 30, 1996, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $826,000 and was comprised of two loans. One of the loans totaling $457,000 was in non-accrual status at June 30, 1996. There was no related allowance for credit losses associated with these loans as determined in accordance with SFAS No. 114. The average recorded investment in impaired
loans during 1996 was approximately $864,000.   No additions to the allowance
for loan losses were necessary due to the adoption of SFAS No. 114.

          The allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. The adequacy of the allowance for loan losses and the related provision are based upon management's evaluation of the risk characteristics of the loan portfolio under current economic conditions with consideration to such factors as financial condition of the borrower, collateral values, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, and delinquency trends. Management believes that the allowance for loan losses is adequate. While management uses all available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

          The provision for loan losses is calculated and charged to earnings to maintain the total allowance for loan losses at a level considered adequate to cover loan losses based on existing loan levels, types of loans outstanding, nonperforming loans, prior loan loss experience, industry standards and general economic conditions. Provisions for loan losses were $96,000 in 1996 compared to $120,000 in 1995, and $87,000 in 1994. During 1994 and 1995, the provision and resulting allowance for loan losses were increased based on management's efforts to reflect industry practices regarding the allowance for loan losses. During 1996, the provision was lowered, largely as a result of an improved level of the relationship of the allowance to outstanding loans.

          The following tables describe the activity related to the allowance for loan losses and the allocation of the allowance for loan losses to various categories of loans for the periods indicated.


Table 6:  ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
- -------------------------------------------------------------------------------

                                                   Year Ended June 30,
                                        ---------------------------------------
                                         1996    1995    1994    1993    1992
                                         ----    ----    ----    ----    ----
                                                    (in thousands)
Balance, beginning of period            $ 515   $ 404   $ 317   $ 277    $ 250
Provision for loan losses                  96     120      87      60       49
Charge-offs                                 4      14       4      21       22
Recoveries                                  1       5       4       1       --
                                         ----    ----    ----    ----     ----
Balance, end of period                  $ 608   $ 515   $ 404   $ 317    $ 277
                                         ====    ====    ====    ====     ====
Allowance as a percentage of loans       0.66%   0.60%   0.49%   0.39%    0.36%

Table 7:  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

- -----------------------------------------------------------------------------------
                                                           June 30,
                                               ------------------------------------
                                                1996   1995   1994   1993   1992
                                                ----   ----   ----   ----   ----
                                                        (dollars in thousands)
Residential 1-4 family                         $ 256  $ 216  $ 170  $ 132  $ 116
Nonresidential real estate                       170    155    121     95     84
Home equity and other second mortgage             97     82     65     51     44
Construction                                      36     16     12     10      8
                                               -----  -----  -----  -----  -----
  Total real estate loans                        559    469    368    288    252
Other loans                                       49     46     36     29     25
                                               -----  -----  -----  -----  -----
  Total allowance for loan losses              $ 608  $ 515  $ 404  $ 317  $ 277
                                               =====  =====  =====  =====  =====

The allocation of the allowance for loan losses to the respective loan classifications is not necessarily indicative of future losses or future allocations. Refer to Table 3 for percentages of loans in each category to total loans.



Investment Securities

  Interest and dividend income from investment securities generally provides the second largest source of income to the Company after interest on loans. The Company's portfolio of investment securities includes U.S. government and agency securities, mortgage-backed securities, and obligations of states and local governments. The mortgage-backed securities consist of mortgage-backed securities issued by the FNMA and collateralized mortgage obligations issued by the FNMA and FHLMC which are secured by mortgage-backed securities guaranteed by the FNMA or FHLMC.

  Investment securities totaled $30.6 million at June 30, 1996, an increase of $17.9 million from $12.7 million at June 30, 1995. This growth is attributable to management placing Conversion proceeds in investment securities until such time as those funds are needed for other purposes, primarily to fund loans in the Company's community. Accordingly, most of the securities purchased were classified as available-for-sale under Statement of Financial Accounting Standards No. 115 ("SFAS 115"). At June 30, 1996, net unrealized losses of $951,000 were included in the carrying value of securities classified available-for-sale compared to net unrealized gains of $37,000 on such securities at June 30, 1995. Net unrealized losses were caused by fluctuations in market interest rates rather than by concerns about the issuer's ability to meet their obligations.

  Table 8 shows maturities of investment securities held by the Company at June 30, 1996 and the weighted average tax-equivalent yields for each type of security and maturity. Further information about the Company's investment securities as of June 30, 1996 and 1995 is presented in Note 2 of the notes to the consolidated financial statements.


Table 8:  INVESTMENT SECURITIES -  MATURITY/YIELD SCHEDULE
- -------------------------------------------------------------------------------------------------
                                                          More than              More than
                                 One year or Less    1 Year to 5  Years     5 years to 10 years
                                ------------------  ---------------------  ----------------------
                                          Weighted              Weighted                Weighted
                                Carrying  Average    Carrying    Average    Carrying     Average
                                 Value     Yield      Value       Yield       Value       Yield
                                --------  --------  ----------  ---------  -----------  ---------
Available-for-sale:
U.S. government and agency      $      -         -      $  503      8.37%      $ 8,859      6.79%
State and local government(1)          -         -         857      6.82         2,947      7.38
Mortgage-backed securities(2)          -         -       2,419      5.73         3,715      6.25
                                --------  --------      ------      ----       -------      ----
   Total available-for-sale     $      -         -      $3,779      6.33       $15,521      6.77
                                --------  --------      ------      ----       -------      ----

Held-to-maturity:
U.S. government and agency      $      -         -      $    -         -       $     -         -
State and local government(3)         76      4.93       1,215      6.51         1,285      8.20
Mortgage-backed securities             -         -           -         -             -         -
                                --------  --------      ------      ----       -------      ----
   Total held-to-maturity       $     76      4.93      $1,215      6.51       $ 1,285      8.20
                                --------  --------      ------      ----       -------      ----
Total investments,
    at carrying value           $     76                $4,994                 $16,806
                                ========                ======                 =======
                                     Over 10 Years              Total
                                     -------------              -----
                                             Weighted                 Weighted
                                  Carrying    Average     Carrying     Average
                                    Value      Yield       Value        Yield
                                  ---------  ---------  ------------  ---------
Available-for-sale:
U.S. government and agency         $  947      7.42%       $10,309      6.93%
State and local government(1)       6,039      8.28          9,843      7.88
Mortgage-backed securities(2)         812      7.13          6,946      6.17
                                   ------      ----        -------      ----
   Total available-for-sale        $7,798      8.06        $27,098      7.08
                                   ------      ----        -------      ----

Held-to-maturity:
U.S. government and agency         $    -         -        $     -         -
State and local government(3)         943       8.19         3,519      7.54
Mortgage-backed securities              -         -              -         -
                                   ------      ----        -------      ----
   Total held-to-maturity          $  943      8.19        $ 3,519      7.54
                                   ------      ----        -------      ----
Total investments,
    at carrying value              $8,741                  $30,617
                                   ======                  =======

(1) Yields are stated on a taxable equivalent basis assuming statutory tax rates of 34% for federal and 7.75% for state purposes. Book yields without regard to tax-equivalent adjustments are: one to five years, 4.15%; six to ten years, 4.56%; over ten years, 4.87%; total 4.71%.
(2) Mortgage-backed securities are shown at their weighted average expected life obtained from an outside evaluation of the average remaining life of each security based on historic prepayment speeds of the underlying mortgages at June 30, 1996.
(3) Yields are stated on a taxable equivalent basis assuming statutory tax rates of 34% for federal and 7.75% for state purposes. Book yields without regard to tax-equivalent adjustments are: one year or less, 3.30%; one to five years, 5.03%; six to ten years, 4.68%, over ten years, 5.28%;
     total, 5.04%.

In addition to the investment securities discussed above, the Company also earns interest on its correspondent bank account at the Federal Home Loan Bank ("FHLB") of Atlanta and dividends on its FHLB stock. The Bank is required to maintain, as a condition of membership, an investment in stock of the FHLB of Atlanta equal to the greater of 1% of outstanding home loans or 5% of its outstanding advances. No ready market exists for such stock, which is carried at cost. As of June 30, 1996, the Company's investment in stock of the FHLB of Atlanta was $863,000.


Funding Sources

          Deposits are the primary source of the Company's funds for lending and other investment purposes. The Company attracts both short-term and long-term deposits from the general public by offering a variety of accounts and rates including savings accounts, NOW accounts, money market accounts, and fixed interest rate certificates with varying maturities. Deposit inflows and outflows are significantly influenced by general interest rates and other market conditions, primarily competition. As competition for deposits has increased both from larger financial institutions in its local market place and from mutual funds and other investments, borrowings have provided an additional source of funding. The use of borrowed funds to provide liquidity assists the Company in matching the interest rates on its assets and liabilities because the interest rates on most borrowed funds are fixed and therefore more predictable than the costs of deposits which are subject to change based upon market conditions and other factors.

          Deposits.   Deposits totaled $73.4 million at June 30, 1996 compared
to $76.7 million at June 30, 1995. The decrease reflects approximately $5 million of deposits which customers used to purchase the Parent's stock in the Conversion. The following table sets forth certain information regarding the Company's average savings deposits for the last three years.

Table 9:  AVERAGE DEPOSITS

- -------------------------------------------------------------------------------------------------
                                             1996                1995                1994
                                           --------            --------            --------
                                       Average   Average   Average   Average   Average   Average
                                        Amount     Rate     Amount     Rate     Amount     Rate
                                       --------  --------  --------  --------  --------  --------
                                                        (Dollars in Thousands)
Interest bearing checking accounts     $ 6,412     1.84%   $ 5,305     2.32%     4,698     2.16%
Savings and money market deposits       18,980     3.22     17,592     2.72     18,537     2.71
Certificates of deposit                 49,973     5.78     50,672     4.91     48,520     4.45
                                       -------     ----    -------     ----    -------     ----
   Total interest-bearing deposits      75,365     4.80     73,569     4.20     71,755     3.85
Non-interest-bearing deposits            1,856       --      1,541       --      1,382       --
                                       -------     ----    -------     ----    -------     ----
     TOTAL DEPOSITS                    $77,221     4.68    $75,110     4.11    $73,137     3.78
                                       =======     ====    =======     ====    =======     ====

          As of June 30, 1996, the Company held $6,072,000 in time certificates of deposit of $100,000 or more. Maturities of certificates of deposits of $100,000 or more at June 30, 1996 were as follows: three months or less, $2,361,000; over three months through six months, $1,488,000; over six months through twelve months, $719,000; over twelve months through twenty-four months, $1,249,000; and over twenty-four months, $255,000.

          Borrowings.   The Company's principal source of long-term borrowings
are advances from the FHLB of Atlanta. As a requirement for membership, the Bank is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances on the security of that stock and a floating lien on its 1-4 family residential mortgage loans. Each credit program has its own interest rate and range of maturities. At June 30, 1996, FHLB advances totaled $17.25 million compared to $13 million at June 30, 1995. Additional information on borrowings is provided in Note 6 of the notes to the consolidated financial statements.


Liquidity and Interest Rate Risk Management

          Liquidity is the ability to raise funds or convert assets to cash in order to meet customer and operating needs. The Company's primary sources of liquidity are its portfolio of investment securities available-for-sale, principal and interest payments on loans and mortgage-backed securities, interest income from investment securities, maturities of investment securities held-to-maturity, increases in deposits, and advances from the FHLB of Atlanta. At June 30, 1996, the Bank had $7,750,000 of credit available from the FHLB which would be collateralized by a blanket lien on qualifying loans secured by first mortgages on 1-4 family residences. Additional amounts may be made available under this blanket floating lien or by using investment securities as collateral. Management believes that it will have sufficient funds available to meet its anticipated future loan commitments as well as other liquidity needs.

          Interest rate risk is the sensitivity of interest income and interest expense to changes in interest rates. Management has structured its assets and liabilities in an attempt to protect net interest income from large fluctuations associated with changes in interest rates. Table 10 shows the amount of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1996 which are projected to reprice or mature in each of the future time periods shown. At June 30, 1996, the Company had a cumulative one year asset-sensitive gap position of $3.7 million or 2.95% of interest-earning assets. This generally indicates that net interest income would increase in a rising rate environment and would experience downward pressure in a declining rate environment.

          It should be noted that this table reflects the interest-sensitivity of the balance sheet as of a specific date and is not necessarily indicative of future results. Because of this and other limitations, management also monitors interest rate sensitivity through the use of a model which estimates the change in net portfolio value and net interest income in response to a range of assumed changes in market interest rates. Based on interest sensitivity measures as of June 30, 1996, management believes that its interest rate risk is at an acceptable level.




Table 10:  INTEREST SENSITIVITY
- --------------------------------------------------------------------------------------------------------------
                                                                     June 30, 1996
                                          --------------------------------------------------------------------
                                                                More than    More than
                                          3 Months   4 to 12    1 Year to    3 Years to     Over
                                          Or Less     Months     3 Years      5 Years     5 Years     Total
                                          --------   --------   ----------   ----------   --------   --------
                                                                (dollars in thousands)
Interest-earning assets
 Mortgage loans:
  Fixed rate residential 1-4 family        $ 1,405    $ 3,458      $ 7,277      $ 4,069    $16,524   $ 32,733
  Adjustable rate residential 1-4 family    10,137     27,635          117           90         --     37,979
  Adjustable home equity                    10,816         --           --           --         --     10,816
  Other fixed rate loans                        15         49          145          172      1,302      1,683
  Other adjustable rate loans                1,028      5,829           --           --         --      6,857
                                           -------    -------      -------      -------    -------   --------
   Total mortgage loans                     23,401     36,971        7,539        4,331     17,826     90,068
  Other loans                                  818        444          465           --         --      1,727
                                           -------    -------      -------      -------    -------   --------
   Total loans                              24,219     37,415        8,004        4,331     17,826     91,795
 Interest-bearing deposits                   1,947         --           --           --         --      1,947
 Investment securities(1)                       --         76        2,236        2,758     25,547     30,617
 FHLB common stock                              --         --           --           --        863        863
                                           -------    -------      -------      -------    -------   --------
   Total interest-earning assets           $26,166    $37,491      $10,240      $ 7,089    $44,236   $125,222
                                           =======    =======      =======      =======    =======   ========

Interest-bearing liabilities
 Deposits:
  Fixed maturity deposits                  $18,195    $16,935      $11,556      $ 1,730         --   $ 48,416
  NOW accounts                                 594      1,420        1,899          493      1,092      5,498
  Savings and money market accounts          1,947      3,618        3,990        2,522      5,727     17,804
                                           -------    -------      -------      -------    -------   --------
   Total deposits                           20,736     21,973       17,445        4,745      6,819     71,718
 FHLB advances                               8,250      9,000           --           --         --     17,250
                                           -------    -------      -------      -------    -------   --------
   Total interest-bearing liabilities      $28,986    $30,973      $17,445      $ 4,745    $ 6,819   $ 88,968
                                           =======    =======      =======      =======    =======   ========

Interest sensitivity gap per period        $(2,820)   $ 6,518      $(7,205)     $ 2,344    $37,417   $ 36,254
Cumulative interest sensitivity gap         (2,820)     3,698       (3,507)      (1,163)    36,254     36,254
Cumulative gap as a percentage of
 total interest-earning assets              (2.25)%      2.95%      (2.80)%      (0.93)%     28.95%     28.95%
Cumulative interest-earning assets as a
 percentage of interest-bearing              90.27%    106.17%       95.47%       98.58%    140.75%    140.75%
  liabilities

(1) Includes investment and mortgage-backed securities

This table was prepared using the assumptions regarding loan prepayment rates, loan repricing and deposit decay rates which are used by the FHLB of Atlanta in making its gap computations. These assumptions should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Company. However, management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.



Capital Resources

     Stockholders' equity increased from $13,646,000 at June 30, 1995 to $37,050,000 at June 30, 1996, largely as a result of the Conversion.

     As a state savings bank holding company, the Parent is regulated by the Board of Governors of the Federal Reserve Board ("FRB") and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission. The Bank is regulated by the Federal Deposit Insurance Corporation ("FDIC") and the Savings Institutions Division, North Carolina Department of Commerce ("the Administrator").

     The Bank must comply with the capital requirements of the FDIC and the Administrator. The FDIC requires the Bank to maintain minimum ratios of Tier I capital to total risk-weighted assets and total capital to risk-weighted assets of 4% and 8%, respectively. Tier I capital consists of total stockholders' equity calculated in accordance with generally accepted accounting principles less intangible assets, and total capital is comprised of Tier I capital plus certain adjustments, the only one of which applicable to the Bank is the allowance for loan losses. Risk-weighted assets reflect the Bank's on- and off-balance sheet exposures after such exposures have been adjusted for their relative risk levels using formulas set forth in FDIC regulations. The Bank is also subject to a leverage capital requirement, which calls for a minimum ratio of Tier I capital (as defined above) to quarterly average total assets of 3% to 5%, depending on the institution's composite ratings as determined by its regulators. The Administrator requires a net worth equal to at least 5% of assets.

     At June 30, 1996 and 1995, the Bank was in compliance with all of the aforementioned capital requirements as summarized in Table 11. Refer to "Supervision and Regulation" under "Business" and note 7 to the consolidated financial statements for a discussion of other matters that may affect the Company's capital resources.

Table 11:  REGULATORY CAPITAL

- -----------------------------------------------------------------------------------------------------------
                                                                                    At June 30,
                                                                                    -----------
                                                                                 1996          1995
                                                                                 ----          ----
Risk-Based and Leverage Capital                                                (dollars in thousands)
Tier I Capital:
 Common stockholders' equity                                                $     23,429  $     13,646
 Unrealized holding loss (gain) on securities available-for-sale                     441           (22)
                                                                            ------------  ------------
     Total Tier I leverage capital                                                23,870        13,624
Tier II Capital:
 Qualifying allowance for loan losses                                                608           515
     Tier II capital additions                                                       608           515
                                                                            ------------  ------------
Total risk-based capital                                                    $     24,478  $     14,139

Risk-weighted assets                                                              66,500        58,972
Fourth quarter average assets                                                    122,491       102,858

Risk-based capital ratios:
 Tier I capital as a percent of risk-weighted assets                               35.89%        23.10%
 Minimum Required Tier I capital                                                    4.00%         4.00%
 Total risk-based capital as a percent of risk-weighed assets                      36.81%        23.98%
 Minimum required total risk-based capital                                          8.00%         8.00%
Leverage capital ratios:
 Tier I leverage capital as a percent of fourth quarter average assets             19.49%        13.25%
 Minimum required Tier I leverage capital                                    3.00 - 5.00%  3.00 - 5.00%
North Carolina regulatory capital:
 Total risk-based capital as a percent of fourth quarter average assets            19.98%        13.75%
 Minimum required North Carolina capital                                            5.00%         5.00%

Impact of Inflation and Changing Prices

  The consolidated financial statements and accompanying footnotes have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The assets and liabilities of the Company are primarily monetary in nature, and changes in interest rates have a greater impact on the Company's performance than do the effects of inflation.

Regulatory Issues

  Various proposals are currently being considered by committees of the United States Congress concerning a possible merger of the FDIC's Savings Association Insurance Fund ("SAIF") and the Bank Insurance Fund ("BIF"). One of the principal issues under discussion is the amount of additional funds needed to capitalize the SAIF prior to such merger. Substantially all of the proposals under consideration include a special assessment of 85 basis points to be levied on SAIF-insured deposits. As a SAIF-insured institution, the Bank may be subject to a special assessment on its deposits under the proposals which have been published. Based upon the Bank's deposits as of June 30, 1996, the approximate proposed one-time fee would be $671,000.

  Financial institutions such as the Bank which are members of the SAIF, are required to pay higher deposit insurance premiums than financial institutions which are members of the BIF (primarily commercial banks) because the BIF has higher reserves than the SAIF and has been responsible for fewer troubled institutions. The FDIC Board of Directors has approved a risk-based premium schedule that will maintain assessment rates for SAIF-insured financial institutions at current levels which will increase the disparity between SAIF and BIF assessments. In announcing this rule, the FDIC noted that the premium differential may have adverse consequences for SAIF members, including reduced earnings and an impaired ability to raise funds in the capital markets. This premium differential could continue to exist for a long period of time. In addition, SAIF members, such as the Bank, could be placed at a substantial competitive disadvantage to BIF members, with respect to pricing of loans and deposits and the ability to achieve lower operating costs. Several alternatives to mitigate the effect of the BIF/SAIF premium disparity have been suggested by federal banking regulators, by members of the United States Congress, and by industry groups.

  The Bank incurred deposit insurance premium expense of $176,000, $172,000 and $166,000 in fiscal 1996, 1995 and 1994, respectively. A significant increase in SAIF insurance premiums or a significant one-time fee to recapitalize the SAIF would likely have an adverse effect on the operating expenses and results of operations of the Bank.

Accounting Issues

  The Company prepares its consolidated financial statements and related disclosures in conformity with standards established by, among others, the Financial Accounting Standards Board (the "FASB"). Because the information needed by users of financial reports is dynamic, the FASB frequently has new rules and proposed new rules for companies to apply in reporting their activities. The following discussion addresses such changes as of June 30, 1996 that will affect the Company's future reporting.

  The FASB has issued Statement of Financial Accounting Standards ("SFAS") No. 121 , "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the asset, an impairment loss is recognized. SFAS 121 also requires that certain long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. SFAS 121 applies prospectively for fiscal years beginning after December 15, 1995. Management does not expect that adoption of SFAS 121 will have a material impact on the Company's consolidated financial statements.

  The FASB has also issued SFAS No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65," which provides guidance for the capitalization of originated as well as purchased mortgage servicing rights and the measurement of impairment of those rights. SFAS 122 requires that an entity recognize as separate assets the rights to service mortgage loans for others, however those servicing rights are acquired. SFAS 122 also requires that an entity assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. It should stratify its mortgage servicing rights based on one or more predominant risk characteristics of the underlying loans, and recognize impairment through a valuation allowance for each impaired stratum. SFAS 122 applies prospectively for fiscal years beginning after December 15, 1995. Management does not expect that adoption of SFAS 122 will have a material impact on the Company's consolidated financial statements.

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". The statement defines a fair value method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion Number 25 ("APB No. 25"), "Accounting for Stock Issued to Employees". SFAS No. 123 requires that an employers' financial statements include certain disclosures about stock-based compensation arrangements regardless of the method used to account for them. Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied. The disclosure requirements of the statement are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which this statement is initially adopted for recognizing compensation cost. Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB No. 25 must include the effects of all awards granted in fiscal years that begin after December 15, 1994. Management anticipates that the adoption of the statement should have no material impact on its consolidated financial statements.

  SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued in June 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral. This statement is effective for transfer and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Management anticipates that the adoption of the statement should have no material impact on its consolidated financial statements.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Piedmont Bancorp, Inc.:


We have audited the accompanying consolidated balance sheets of Piedmont Bancorp Inc. and subsidiary as of June 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Piedmont Bancorp, Inc. and subsidiary as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996, in conformity with generally accepted accounting principles.

As discussed in notes 2 and 8, respectively, to the consolidated financial statements, on July 1, 1993, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".


                                                KPMG Peat Marwick LLP

                                                /s/ KPMG Peat Marwick LLP

Raleigh, North Carolina
July 19, 1996

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
                          Consolidated Balance Sheets
                            June 30, 1996 and 1995



                                                                            1996           1995
                                                                            ----           ----
                                                                               (in thousands)

ASSETS

Cash                                                                      $     723    $    778
Interest-bearing deposits in other financial institutions                     1,947       2,358
Investment securities (note 2):
     Available-for-sale (cost:  $28,049 in 1996 and
       $10,850 in 1995)                                                      27,098      10,887
     Held-to-maturity (market value: $3,477 in 1996
       and $1,813 in 1995)                                                    3,519       1,798
Loans receivable (net of allowance for loan losses of
     $608 in 1996 and $515 in 1995) (note 3)                                 91,187      84,713
Federal Home Loan Bank stock, at cost                                           863         786
Premises and equipment (note 4)                                               1,324       1,339
Prepaid expenses and other assets (note 8)                                    2,050       1,354
                                                                          ---------    --------
           Total assets                                                   $ 128,711    $104,013
                                                                          =========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (note 5):
     Demand, non-interest bearing                                             1,643       1,672
     Savings, NOW and MMDA                                                   23,302      21,954
     Certificates of deposit                                                 48,416      53,119
                                                                          ---------    --------
                                                                             73,361      76,745

Advances from the Federal Home Loan Bank (note 6)                            17,250      13,000
Accrued expenses and other liabilities                                        1,050         622
                                                                          ---------    --------
           Total liabilities                                                 91,661      90,367
                                                                          ---------    --------

Stockholders' Equity:
Common stock, no par value, 20,000,000 shares authorized;
   2,654,000 shares issued and outstanding (note 1)                          25,398        --
Unearned ESOP shares                                                         (2,552)       --
Retained earnings, substantially restricted (notes 7 and 8)                  14,783      13,624
Unrealized holding gains (losses) on available-for-sale securities, net        (579)         22
                                                                          ---------    --------
           Total stockholders' equity                                        37,050      13,646
                                                                          ---------    --------

Commitments and contingencies (notes 3 and 9)
                      Total liabilities and stockholders' equity

                                                                          $ 128,711    $104,013
                                                                          =========    ========


See accompanying notes to consolidated financial statements.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
                        Consolidated Statements of Income
                For the years ended June 30, 1996, 1995 and 1994

                                                          1996             1995         1994
                                                          ----             ----         ----
                                                         (in thousands except per share data)
Interest income:
 Interest on loans                                     $ 7,591          $ 6,969       $ 6,186
 Interest on deposits in other financial
  institutions                                             226               64            42
 Interest and dividends on investment securities:
    Taxable                                              1,078              743           626
    Non-taxable                                            353               35            10
                                                        ------           ------        ------
      Total interest income                              9,248            7,811         6,864
                                                        ======           ======        ======
Interest expense:
 Interest on deposits (note 5)                           3,614            3,101         2,761
 Interest on borrowings                                    800              581           501
                                                        ------           ------        ------
      Total interest expense                             4,414            3,682         3,262
                                                        ------           ------        ------

Net interest income                                      4,834            4,129         3,602
Provision for loan losses (note 3)                          96              120            87
                                                        ------           ------        ------
      Net interest income after provision for
        loan losses                                      4,738            4,009         3,515
                                                        ------           ------        ------

Other income:
 Customer service and other fees                           175              178           196
 Mortgage loan servicing fees                               96              115            91
 Gain on sale of loans                                       -                -            96
 Excess servicing writedown                                  -                -          (111)
 Other                                                      31              144            64
                                                        ------           ------        ------
       Total other income                                  255              337           255
                                                        ------           ------        ------

Other expenses:
 Compensation and fringe benefits                        1,353            1,298         1,088
 Data and items processing                                 239              208           192
 Deposit insurance premiums                                176              172           166
 Occupancy expense                                         123              113           111
 Furniture and equipment expense                           100              108            90
 Professional fees                                         120               90            66
 Other                                                     338              276           314
                                                        ------           ------        ------
       Total other expenses                              2,449            2,265         2,027
                                                        ======           ======        ======
       Income before income tax expense                  2,544            2,081         1,743

Income tax expense (note 8)                                849              837           710
                                                        ------           ------        ------
      Net income                                        $1,695           $1,244        $1,033
                                                        ======           ======        ======

Net income per share (note 1)                           $ 0.45              N/A           N/A
                                                        ======

See accompanying notes to consolidated financial statements.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
                Consolidated Statements of Stockholders' Equity
                For the years ended June 30, 1996, 1995 and 1994


                                                                           Unearned                Unrealized        Total
                                                      Shares      Common     ESOP     Retained      holding      Stockholders'
                                                    Outstanding   Stock     Shares    Earnings   Gains/(Losses)      Equity
                                                    -----------   -----     ------    --------   --------------      ------
                                                                  (in thousands, except shares outstanding)
Balance at June 30, 1993                                      -   $     -   $     -   $ 11,347       $   -            $ 11,347
    Net income                                                -         -         -      1,033           -               1,033
    Adjustment to beginning balance for change in
     accounting method, net of income taxes of $128           -         -         -          -         184                 184
    Change in unrealized holding gains (losses),
     net of income taxes of $256                              -         -         -          -         (369)              (369)
                                                    -----------   -------   -------   --------        -----           --------
Balance at June 30, 1994                                      -         -         -     12,380         (185)            12,195
    Net income                                                -         -         -      1,244            -              1,244
    Change in unrealized holding gains (losses),
     net of income taxes of $144                              -         -         -          -          207                207
                                                    -----------   -------   -------   --------        -----           --------
Balance at June 30, 1995                                      -         -         -     13,624           22             13,646
    Net income                                                -         -         -      1,695            -              1,695
    Net proceeds from issuance of
     no par common stock                              2,645,000    25,398         -          -            -             25,398
    Common stock acquired by ESOP                             -         -    (2,731)         -            -             (2,731)
    Release of ESOP shares                                    -         -       179          -            -                179
    Cash dividends declared ($0.22 per share)                 -         -         -       (536)           -               (536)
    Change in unrealized holding gains (losses),
     net of income taxes of $387                              -         -         -          -         (601)              (601)
                                                    -----------   -------   -------   --------        -----           --------
Balance at June 30, 1996                              2,645,000   $25,398   $(2,552)  $ 14,783        $(579)          $ 37,050
                                                    ===========   =======   =======   ========        =====           ========



See accompanying notes to consolidated financial statements.

                      PIEDMONT BANCORP, INC. AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
                For the years ended June 30, 1996, 1995, and 1994

                                                                                           1996        1995        1994
                                                                                         --------    --------    --------
   Operating activities:                                                                         (in thousands)
      Net income                                                                         $  1,695    $  1,244    $ 1,033
      Adjustments to reconcile net income to net cash provided by operating activities:
           Depreciation                                                                        90          88         78
           Net amortization (accretion)                                                       154         (48)       161
           Provision for loan losses                                                           96         120         87
           Deferred income taxes                                                              (56)        (60)       (45)
           Gain on sale of loans                                                             --          --          (96)
           Net loss on sale of investment and mortgage-backed securities                       47         100         80
           Release of ESOP shares                                                             179        --         --
           Net decrease (increase) in morgage loans held for sale                          (1,667)       (232)       249
           Federal Home Loan Bank stock dividends                                            --          --          (31)
           Increase in other assets                                                          (291)       (109)       (83)
           Increase (decrease) in other liabilities                                           136         236        (36)
                                                                                         --------    --------    -------
                     Net cash provided by operating activities                                383       1,339      1,397
                                                                                         --------    --------    -------

Investing activities:
      Net increase in loans held for investment                                            (4,995)     (2,776)    (1,095)
      Principal collected on mortgage-backed securities                                       753         149        754
      Purchases of investment securities classified as available-for-sale                 (23,968)       (485)    (9,529)
      Purchases of investment securities classified as held-to-maturity                    (1,815)     (1,416)      (465)
      Purchases of mortgage-backed securities classified as available-for-sale             (1,482)     (1,990)      --
      Proceeds of sales of investment securities classified as available-for-sale           2,946         466      7,965
      Proceeds from maturities of investment securities                                        75          75       --
      Proceeds from investment securities called by issuer                                  4,500        --         --
      Proceeds of sales of mortgage-backed securities classified as available-for-sale       --           942       --
      Purchases of FHLB Stock                                                                 (77)       --         --
      Purchases of premises and equipment                                                     (75)        (70)       (50)
                                                                                         --------    --------    -------
                     Net cash used by investing activities                                (24,138)     (5,105)    (2,420)
                                                                                         --------    --------    -------

Financing activities:

      Net increase (decrease) in time deposits                                             (4,703)      3,971      1,054
      Net increase (decrease) in other deposits                                             1,319      (1,513)       971
      Proceeds from borrowings                                                             12,750      13,000      6,000
      Repayments of borrowings                                                             (8,500)    (10,500)    (6,500)
      Proceeds from issuance of no par common stock                                        25,398        --         --
      Purchase of common stock for ESOP                                                    (2,731)       --         --
      Cash dividends paid to shareholders                                                    (244)       --         --
                                                                                         --------    --------    -------
               Net cash provided by financing activities                                   23,289       4,958      1,525
                                                                                         --------    --------    -------
                   Increase (decrease) in cash and cash equivalents                          (466)      1,192        502
Cash and cash equivalents at beginning of period                                            3,136       1,944      1,442
                                                                                         --------    --------    -------
Cash and cash equivalents at end of period                                               $  2,670    $  3,136    $ 1,944
                                                                                        ========    ========    =======
Supplemental disclosure of cash flow information:
  Cash paid during the period for:

      Interest                                                                           $  4,448    $  3,615    $ 3,271
                                                                                         ========    ========    =======
      Income taxes                                                                       $    828    $    775    $   817
                                                                                         ========    ========    =======
Supplemental disclosure of noncash transactions:
   Unrealized gains (losses) on available-for-sale securities, net of deferred
      taxes (benefit) of $387 for 1996, $144 for 1995 and $(128) for 1994                $   (601)   $    207    $  (185)
                                                                                         ========    ========    =======
   Dividends declared but unpaid                                                         $   (292)   $   --      $  --
                                                                                         ========    ========    =======


See accompanying notes to consolidated financial statements.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                For the years ended June 30, 1996, 1995 and 1994



(1) Significant Accounting Policies
    -------------------------------

   (a) Organization and Operations
       ---------------------------

   In December 1995, pursuant to a Plan of Conversion approved by its members and regulators, Hillsborough Savings Bank, Inc., SSB (the "Bank") amended and restated its charter to effect its conversion from a North Carolina chartered mutual savings bank to a North Carolina chartered stock savings bank (the "Conversion"), and became a wholly-owned subsidiary of Piedmont Bancorp, Inc. (the "Parent"), a holding company formed in connection with the Conversion. The Bank is primarily engaged in the business of obtaining savings deposits and providing loans to the general public. The principal activity of the Parent is ownership of the Bank.

   (b) Basis of Presentation
       ---------------------

   The consolidated financial statements include the accounts of the Parent and the Bank, together referred to as "the Company". All significant intercompany transactions and balances are eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and the reported amounts of income and expenses for the periods presented. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for loan losses.

   (c) Investment and Mortgage-Backed Securities
       -----------------------------------------

   Management determines the appropriate classification of investment and mortgage-backed securities at the time of purchase and reevaluates such designation at each reporting date. Securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The Company has no trading securities.

   The amortized cost of securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

1) Significant Accounting Policies, Continued
   ------------------------------------------

   (d) Loan Sales
       ----------

   At the time of origination, when specific loans or groups of loans are identified for sale, the Company classifies such loans as held for sale and values these at the lower of aggregate cost or market value as determined by the current investor yield requirements calculated on an aggregate loan basis. The Company recognizes gains and losses at the time of sale if loans selected for sale have an average interest rate, adjusted for servicing costs, which differs substantially from the actual yield to the purchaser. Any resulting discount or premium is amortized using a level-yield method over the actual life of such loans. Normal servicing fees are recognized as income in the period earned. Prepayment assumptions are reviewed in view of actual rates of prepayment of loans sold and amortization of the excess servicing on loans sold is adjusted accordingly. Due to changes in prepayment assumptions, the Company wrote down its excess servicing asset by $111,000 during the year ended June 30, 1994.

   (e) Loans Receivable
       ----------------

   Loans held for investment are carried at their principal amount outstanding, net of deferred loan origination fees.

   Interest on loans is recorded as borrowers' monthly payments become due. Accrual of interest income on loans is suspended when, in management's judgment, doubts exist as to the collectibility of principal and interest. Loans are returned to accrual status when management determines, based on an evaluation of the underlying collateral together with the borrower's payment record and financial condition, that the borrower has the capability and intent to meet the contractual obligations of the loan agreement.

   Loan fees are accounted for in accordance with Statement of Financial Accounting Standards No. 91. Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loans' yield over the life of the related loans using a level-yield method. Unamortized net loan fees or costs on loans sold are recorded as gain or loss on sale in the year of disposition.

   (f) Allowance for Loan Losses
       -------------------------

   The Company provides for loan losses on the allowance method. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. Additions to the allowance for loan losses are provided by charges to operating expense. The provision is based upon management's evaluation of the risk characteristics of the loan portfolio under current economic conditions and considers such factors as financial condition of the borrower, collateral values, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, and delinquency trends.

   At June 30, 1996, substantially all of the Company's loans were collateralized by real estate in Orange and adjacent counties. The collateral is predominately owner-occupied residential real estate in which the borrower does not rely on underlying cash flows from the property to satisfy debt service. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in market conditions in the Company's market area. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Various regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued


1) Significant Accounting Policies, Continued
   ------------------------------------------

   Effective July 1, 1995, as required, the Company adopted the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impariment of a Loan," as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan: Income Recognition" (collectively referred to hereafter as "SFAS No. 114"). The adoption of SFAS No. 114 did not have a material effect on the Company's financial condition or results of operations. Under the provisions of SFAS No. 114, the 1996 provision for loan losses releated to loans that are identified for impairment in accordance with SFAS No. 114 is based on discounted cash flows using the loans' initial interest rate or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans that are collectively evaluated for impairment (such as residential mortgage and consumer installment loans) are excluded from this impairment evaluation in accordance with SFAS No. 114, and their allowance for loan losses is calculated in accordance with the allowance for loan losses policy described above.

   (g) Investment in Federal Home Loan Bank Stock
       ------------------------------------------

   As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta (FHLB) in the amount of 1% of its outstanding residential loans or 5% of its outstanding advances from the FHLB, whichever is greater. At June 30, 1996, the Bank owned 8,625 shares of the FHLB's $100 par value capital stock.

   (h) Premises and Equipment
       ----------------------

   Premises and equipment are stated at cost. Provisions for depreciation are computed principally using the straight-line method and charged to operations over the estimated useful lives of the assets which range from 5 to 40 years for office buildings and 3 to 10 years for furniture, fixtures, and equipment and other improvements.

   (i) Income Taxes
       ------------

   In February of 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Effective July 1, 1993, the Company adopted Statement 109 with no cumulative effect of that change in the method of accounting for income taxes on the June 30, 1994 statement of income.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued


1) Significant Accounting Policies, Continued
   ------------------------------------------

   (j) Retirement Plan
       ---------------

   The Bank has an employee stock ownership plan which covers substantially all of its employees. Contributions to the plan are determined annually by the Board of Directors based on employee compensation. Prior to establishment of the employee stock ownership plan, the Company had a self-administered, defined contribution retirement plan that covered all eligible employees. This plan was terminated as of July 31, 1995 in conjunction with the Conversion. The Bank also has a 401(k) plan that covers all eligible employees. The Bank matches voluntary contributions by participating employees.

   (k) Cash and Cash Equivalents
       -------------------------

   For purposes of reporting cash flows, the Company considers cash and interest-bearing deposits in other institutions with original maturities of three months or less to be cash equivalents.

   (l) Earnings Per Share
       ------------------

   Earnings per share has been computed based on net income and the weighted average number of shares outstanding solely for the post Conversion period, or 2,446,832 shares for the year ended June 30, 1996. For purposes of this computation, the number of shares purchased by the Bank's employee stock ownership plan which have not been allocated to participant accounts are not assumed to be outstanding.

   (m) New Accounting Pronouncements
       -----------------------------

   The FASB has issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the asset, an impairment loss is recognized. SFAS 121 also requires that certain long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. SFAS 121 applies prospectively for fiscal years beginning after December 15, 1995. Management does not expect that adoption of SFAS 121 will have a material impact on the Company's consolidated financial statements.

   The FASB has also issued SFAS No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65," which provides guidance for the capitalization of originated as well as purchased mortgage servicing rights and the measurement of impairment of those rights. SFAS 122 requires that an entity recognize as separate assets the rights to service mortgage loans for others, however those servicing rights are acquired. SFAS 122 also requires that an entity assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. It should stratify its mortgage servicing rights based on one or more predominant risk characteristics of the underlying loans, and recognize impairment through a valuation allowance for each impaired stratum. SFAS 122 applies prospectively for fiscal years beginning after December 15, 1995. Management does not expect that adoption of SFAS 122 will have a material impact on the Company's consolidated financial statements.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(1) Significant Accounting Policies, Continued
    ------------------------------------------

    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". The statement defines a fair value method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion Number 25 ("APB No. 25"), "Accounting for Stock Issued to Employees". SFAS No. 123 requires that an employers' financial statements include certain disclosures about stock-based compensation arrangements regardless of the method used to account for them. Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied. The disclosure requirements of the statement are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which this statement is initially adopted for recognizing compensation cost. Pro forma disclosures required for entitites that elect to continue to measure compensation cost using APB No. 25 must include the effects of all awards granted in fiscal years that begin after December 15, 1994. Management anticipates that the adoption of the statement should have no material impact on its consolidated financial statements.

    SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued in June 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Management anticipates that the adoption of the statement should have no material impact on its consolidated financial statements.

    (n) Reclassifications
        -----------------

    Certain reclassifications have been made for 1995 and 1994 to conform with the 1996 presentation. The reclassifications had no effect on previously reported net income or stockholders' equity.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(2)  Investment Securities
     ---------------------

   The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. These investments are to be classified in three categories and accounted for as follows: (1) debt securities that the entity has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with net unrealized gains and losses included in earnings; and (3) debt and equity securities not classified as either held-to-maturity or trading securities are classified as securities available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of equity. The Company adopted SFAS 115 on July 1, 1993. The adoption affected only the held-to-maturity and available-for-sale classifications, with the net unrealized securities gains on the securities available-for-sale of $184,000 net of related deferred taxes of $128,000, reported as a separate component of equity. The Company has no trading securities.

   The following is a summary of the securities portfolios by major classification:

                                                                                       June 30, 1996
                                                         -----------------------------------------------------------------------
                                                                                       (in thousands)
                                                                                                                       Estimated
                                                            Amortized            Unrealized           Unrealized        market
                                                              cost                 gains                losses          value
                                                              ----                 -----                ------          -----
Securities available for sale:
 US government and agency securities                        $10,695                 $ 14                  $  400         $10,309
 Mortgage-backed securities (1)                               7,086                   37                     177           6,946
 State and local governments                                 10,268                    -                     425           9,843
                                                            -------                 ----                  ------         -------
  Total securities available-for-sale                        28,049                   51                   1,002          27,098
                                                            =======                 ====                  ======         =======
Securities held-to-maturity:
 State and local governments                                $ 3,519                   17                      59         $ 3,477
                                                            =======                 ====                  ======         =======


                                                                                       June 30, 1995
                                                         -----------------------------------------------------------------------
                                                                                       (in thousands)
                                                                                                                       Estimated
                                                            Amortized            Unrealized           Unrealized        market
                                                              cost                 gains                losses          value
                                                              ----                 -----                ------          -----
Securities available for sale:
 US government and agency securities                       $  4,493                   62                       1           4,555
 Mortgage-backed securities (1)                               6,357                   38                      62           6,333
                                                           --------                 ----                  ------         -------
   Total securities available-for-sale                     $ 10,850                  100                      63          10,887
                                                           ========                 ====                  ======         =======
Securities held-to-maturity:
 State and local governments                               $  1,798                   25                      10           1,813
                                                           ========                 ====                  ======         =======

   (1) At June 30, 1996 and 1995, the Company owned mortgage-backed securities issued by the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC) with an aggregate amortized cost of $4,595,000 and $3,869,000 respectively, and a market value of $4,527,000 and $3,902,000. In addition, the Bank owned collateralized mortgage obligations issued by FNMA and FHLMC secured by mortgage-backed securities guaranteed by FNMA and FHLMC, respectively. The securities had an amortized cost of $2,491,000 and $2,488,000 at June 30, 1996 and 1995, respectively, and a market value of $2,419,000 and $2,431,000.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(2) Investment Securities, Continued
    --------------------------------

   The aggregate amortized cost and approximate market value of the available-for-sale and held-to-maturity securities portfolios at June 30, 1996, by remaining contractual maturity are as follows:


                                                       Securities                 Securities
                                                   available-for-sale          held-to-maturity
                                                -------------------------  ------------------------
                                                                  (in thousands)
                                                               Estimated                 Estimated
                                                 Amortized      market      Amortized     market
                                                    cost         value        cost         value
                                                ------------  -----------  -----------  -----------
   US government and agency securities:
      Due in 1 year or less                      $     -       $     -      $    -       $      -
      Due after 1 year through 5 years               489           503           -              -
      Due after 5 through 10 years                 9,209         8,859           -              -
      Due after 10 years                             997           947           -              -
   Obligations of states local governments:
      Due in 1 year or less                            -             -          76             75
      Due after 1 year through 5 years               860           857       1,215          1,197
      Due after 5 through 10 years                 3,088         2,947       1,285          1,282
      Due after 10 years                           6,320         6,039         943            923
   Mortgage-backed securities                      7,086         6,946           -              -
                                                 -------       -------      ------         ------
      Total securities                           $28,049       $27,098      $3,519         $3,477
                                                 =======       =======      ======         ======

   At June 30, 1996 and 1995, investment securities with book values of $1,925,000 and $1,999,000, respectively, were pledged as collateral for public deposits.


   Summarized below is the sales activity in investment securities:

                                                                   Year ended June 30,
                                                               ---------------------------
                                                                 1996     1995      1994
                                                               --------  -------  --------
                                                                     (in thousands)
Proceeds from sales of available-for-sale securities            $2,946    $1,408   $7,965
Realized gains                                                      (7)        -      (73)
Realized losses                                                     54       100      154
                                                                ------    ------   ------
Cost of available-for-sale securities sold                      $2,993    $1,508   $8,046
                                                                ======    ======   ======

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued




(3) Loans Receivable
    ----------------
                                                                       June 30,
                                                               -----------------------
 Loans receivable consist of the
  following:                                                    1996            1995
                                                                ----            ----
                                                                   (in thousands)
 Loans secured by first mortgages on real estate:
  Mortgage loans held for sale                                $  3,505        $  1,838
  Mortgage loans held for investment, primarily
   one-to-four family                                           63,590          60,541
  Construction loans                                             5,026           1,805
  Commercial and agricultural loans                              8,600           8,534
  Participation loans purchased                                    218              89
                                                               -------         -------
                                                                80,939          72,807
 Home equity lines of credit                                    10,816          11,082
 Other second mortgage loans                                       800             834
 Other installment loans                                         1,719           1,635
                                                               -------         -------
                                                                94,274          86,358
 Undisbursed proceeds on loans in process                       (2,198)           (945)
 Deferred loan fees                                               (281)           (185)
 Allowance for loan losses                                        (608)           (515)
                                                               -------         -------
                                                              $ 91,187        $ 84,713
                                                               =======         =======

 An analysis of the allowance for loan losses follows:

                                                 1996           1995      1994
                                                 ----           ----      ----
                                                           (in thousands)
 Balance at beginning of period                $   515         $   404    $   317
 Provision for loan losses                          96             120         87
 Loans charged off                                  (4)            (14)        (4)
 Recoveries                                          1               5          4
                                               -------         -------     ------
       Balance at end of period                $   608         $   515    $   404
                                               =======         =======     ======

   At June 30, 1996 and 1995, the Company had loans totaling approximately $758,000 and $30,000, respectively, which were in nonaccrual status and $301,000 and $571,000, respectively, which were contractually delinquent for 90 days or more and still accruing.

   Additional interest income that would have been recorded on nonaccrual loans for the years ended June 30, 1996, 1995 and 1994 had they performed in accordance with their original terms throughout each of the periods amounted to approximately $57,000, $2,000 and $8,000, respectively.

   At June 30, 1996, the Company had mortgage loan commitments outstanding of $2,220,000. Preapproved but unused lines of credit totaled $7,831,000, and standby letters of credit totaled $221,000 at June 30, 1996. The Company's exposure to credit loss for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Company uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer's creditworthiness is evaluated on an individual basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral obtained varies but may include marketable securities, deposits, real estate, investment assets, and property and equipment. In management's opinion, these commitments, and undisbursed proceeds on loans in process reflected above, represent no more than normal lending risk to the Company and will be funded from normal sources of liquidity.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(3)  Loans Receivable, Continued
     ---------------------------

     At June 30, 1996, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $826,000, comprised of two loans. One of the loans totaling $457,000 was in non-accrual status at June 30, 1996. There was no related allowance for credit losses associated with these loans as determined in accordance with SFAS No. 114. The average recorded investment in impaired loans during the year ended June 30, 1996 was approximately $864,000. The Company recognized interest income on the impaired loans of approximately $65,000 during the year ended June 30, 1996, all of which was collected by June 30, 1996.

     The Company serviced loans for others of approximately $12,719,000, $15,413,000, and $16,733,000 at June 30, 1996, 1995 and 1994, respectively.
     The June 30, 1996 balance of loans sold with recourse was approximately $226,000.

     Certain of the Company's mortgage loans are pledged as collateral for advances from the Federal Home Loan Bank (see note 6).

     The Bank makes loans to executive officers and directors of the Company and to their associates. It is management's opinion that such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. Following is a reconciliation of loans outstanding to executive officers, directors, and their associates for the year ending June 30, 1996:


              Balance at June 30, 1995    $ 776,000
              New loans                      17,000
              Repayments                   (123,000)
                                          ---------
              Balance at June 30, 1996    $ 670,000
                                          =========

(4)  Premises and Equipment
     ----------------------

     Premises and equipment consist of the following:

                                                        June 30, 1996                                   June 30, 1995
                                         -------------------------------------------  -------------------------------------------
                                                        Accumulated      Net book                       Accumulated      Net book
                                             Cost       depreciation      value              Cost       depreciation       value
                                             ----       -------------     -----              ----       -------------      -----
                                                                               (in thousands)
   Land and land improvements                  443              53          390                 443              47           396
   Office buildings and improvements         1,013             295          718               1,013             268           745
   Furniture, fixtures, and equipment          735             519          216                 699             501           198
                                            ------            ----       ------              ------            ----        ------
                                           $ 2,191           $ 867      $ 1,324             $ 2,155           $ 816       $ 1,339
                                            =======           ====       ======              ======            ====        ======

(5)  Deposits
     --------

     Time deposits of $100,000 or more totaled $6,072,000 and $7,048,000 at June 30, 1996 and 1995, respectively.

     Interest expense on deposits includes $312,000, $326,000, and $306,000 for the years ended June 30, 1996, 1995, and 1994, respectively, on time deposits of $100,000 or more.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(6)  Advances from the Federal Home Loan Bank
     ----------------------------------------

   Advances from the Federal Home Loan Bank of Atlanta, with weighted average interest rates, are as follows:

                                                   June 30,
                                           -----------------------
                                               1996         1995
                                               ----         ----
                                               (in thousands)

   6.03% due on or before June 30, 1996          $     -   $ 8,000
   5.78% due on or before June 30, 1997           15,250         -
   6.02% due on or before June 30, 1997                -     3,000
   6.16% due on or before June 30, 1998            2,000     2,000
                                                 -------   -------
                                                 $17,250   $13,000
                                                 =======   =======

   At June 30, 1996, the Bank had additional credit availability from the Federal Home Loan Bank of $7,750,000.

   All advances are secured by all stock in the Federal Home Loan Bank and a blanket floating lien on the Bank's one-to-four family residential mortgage loans.

(7) Regulatory Restrictions
    -----------------------

   CAPITAL REQUIREMENTS: The Parent is regulated by the Board of Governors of the Federal Reserve System ("FRB") and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission. The Bank is regulated by the Federal Deposit Insurance Corporation ("FDIC") and the Administrator, Savings Institutions Division, North Carolina Department of Commerce, (the "Administrator").

   The Bank is subject to the capital requirements of the FDIC and the Administrator. The FDIC requires the Bank to maintain minimum ratios of Tier 1 capital to total risk-weighted assets and total capital to risk-weighted assets of 4% and 8%, respectively. Tier 1 capital consists of total shareholders' equity calculated in accordance with generally accepted accounting principles less intangible assets, and total capital is comprised of Tier 1 capital plus certain adjustments, the only one of which applicable to the Bank is the allowance for possible loan losses. Risk-weighted assets refer to the on- and off-balance sheet exposures of the Bank adjusted for their relative risk levels using formulas set forth in FDIC regulations. The Bank is also subject to a FDIC leverage capital requirement, which calls for a minimum ratio of Tier 1 capital (as defined above) to quarterly average total assets of 3% to 5%, depending on the institution's composite ratings as determined by its regulators. The Administrator requires a net worth equal to at least 5% of total assets.

   At June 30, 1996, the Bank was in compliance with all of the aforementioned capital requirements.

   LIQUIDATION ACCOUNT: At the time of Conversion, the Bank established a liquidation account in an amount equal to its net worth at June 30, 1995. The liquidation account will be maintained for the benefit of eligible deposit account holders who continue to maintain their deposit accounts in the Bank after conversion. Only in the event of a complete liquidation will each eligible deposit account holder be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held before any liquidation distribution may be made with respect to the Parent's common stock. Dividends cannot be paid from this liquidation account.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued


(7) Regulatory Restrictions, continued
    ----------------------------------

   DIVIDENDS: Subject to applicable law, the Boards of Directors of the Bank and the Parent may each provide for the payment of dividends. Future declarations of cash dividends, if any, by the Parent may depend upon dividend payments by the Bank to the Parent. Subject to regulations of the Administrator, the Bank may not declare or pay a cash dividend on or repurchase any of its common stock if its stockholders' equity would thereby be reduced below either the aggregate amount then required for the liquidation account or the minimum regulary capital requirements imposed by federal and state regulations. In addition, for a period of five years after the Conversion, the Bank will be required, under existing North Carolina regulations, to obtain prior written approval of the Administrator before it can declare and pay a cash dividend on its capital stock in an amount in excess of one-half of the greater of (i) its net income for the most recent fiscal year, or (ii) the average of its net income after dividends for the most recent fiscal year and not more than two of the immediately preceding
   fiscal years, if applicable.   As a result of this limitation,  the Bank
   cannot pay a dividend in excess of $700,000 without the approval of the Administrator.


(8) Income Taxes
    ------------

   As discussed in note 1, effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". There was no cumulative effect of the change in accounting for income taxes. Prior year's financial statements have not been restated to apply the provisions of FAS 109.

   The components of income tax expense (benefit) were as follows:

                                 Year ended June 30,
                         ------------------------------------
                                       (in thousands)
                          1996         1995          1994
                          ----         ----          ----
   Currently payable:
      Federal            $ 782         $ 760          $ 626
      State                123           137            129
                         -----         -----          -----
                           905           897            755
                         -----         -----          -----
   Deferred:
      Federal              (45)          (48)           (36)
      State                (11)          (12)            (9)
                         -----         -----
                           (56)          (60)           (45)
                         -----         -----          -----
                         $ 849         $ 837          $ 710
                         =====         =====          =====

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(8) Income Taxes, Continued
    -----------------------

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are shown below:

                                                                                         June 30
                                                                                 ---------------------
                                                                                      1996      1995
                                                                                      ----      ----
                                                                                      (in thousands)
    Allowance for loan losses (net)                                                  $ 108     $  70
    Unrealized holding losses on securities available-for-sale                         372         -
    Deferred compensation accruals                                                     152       140
    Deferred loan origination fees, net of deferred costs                                -        17
    Excess servicing                                                                    23        30
                                                                                     -----     -----
        Gross deferred tax assets                                                      655       257
    Valuation allowance                                                                  -         -
                                                                                     -----     -----
        Net deferred tax assets                                                        655       257
                                                                                     -----     -----

    Accelerated depreciation                                                           (46)      (34)
    FHLB stock dividends                                                              (106)     (106)
    Loan liquidation spread                                                              -       (37)
    Deferred loan origination fees, net of deferred costs                               (6)        -
    Unrealized holding gains on securities available-for-sale                            -       (16)
    Other temporary differences creating deferred tax liabilities                      (23)      (34)
                                                                                     -----     -----
        Gross deferred tax liabilities                                                (181)     (227)
                                                                                     -----     -----

        Net deferred tax asset                                                       $ 474     $  30
                                                                                     =====     =====

    The Company has no valuation allowance at June 30, 1996 or 1995 because
    it has sufficient taxable   income in the carryback period to support the
    realizability of the net deferred tax asset.


    The reconciliation of income taxes at statutory tax rates to income tax expense reported in the statements of income follows:

                                                                      June 30,
                                                        ---------------------------------
                                                            1996       1995       1994
                                                            ----       ----       ----
                                                                 (in thousands)
    Income taxes at the statutory federal tax rate          $ 865      $ 707      $ 593
    State income taxes less federal benefit                    74         83         79
    Tax exempt interest                                      (107)         9          3
    Other                                                      17         38         35
                                                            -----      -----      -----
        Total tax expense                                   $ 849      $ 837      $ 710
                                                            =====      =====      =====

   Retained earnings at June 30, 1996 includes approximately $2,777,000 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of such amount for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(9) Employee and Director Benefit Plans
    -----------------------------------

   DEFINED CONTRIBUTION RETIREMENT PLAN: The Bank has had a self-administered, defined contribution retirement plan that covered all eligible employees.
   The Bank's policy has been to fund retirement costs accrued. Under the plan, the Bank contributed an amount equivalent to 10% of the eligible employees' annual salaries. In conjunction with the Conversion, the defined contribution retirement plan was terminated as of July 31, 1995. Funds were distributed in October 1995. There was no gain or loss upon the termination of the defined contribution retirement plan. Retirement expense of this plan totaled approximately $9,000 in 1996, $79,000 in 1995, and $77,000 in 1994.

   401(k) PLAN: During 1993, the Bank implemented a 401(k) plan that covers all eligible employees. The Bank matches 50% of employee contributions, with the Bank's contribution limited to 3% of each employee's salary. 401(k) matching contributions are funded when accrued. Matching expense totalled approximately $16,000 in 1996, $17,000 in 1995, and $14,000 in 1994.

   EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP"): The Bank has an ESOP whereby an aggregate number of shares amounting to 211,600 were purchased for future allocation to employees. Contributions to the ESOP are made by the Bank on a discretionary basis, and are allocated among ESOP participants on the basis of relative compensation in the year of allocation. Benefits will vest in full upon five years of service with credit given for years of service prior to the conversion.

   The ESOP has been funded by a $40,000 cash contribution from the Bank in December 1995 and a loan from the Parent in the amount of $2,690,677. The loan is secured by shares of stock purchased by the ESOP and is not guaranteed by the Bank. Principal and interest payments on this loan are funded primarily from discretionary contributions by the Bank. Dividends, if any, paid on shares held by the ESOP may also be used to reduce the loan.
   The $40,000 cash contribution was used to release 3,100 shares to ESOP participants in December 1995. During the six months ended June 30, 1996, 21,566 shares were considered committed to be released to ESOP partipants, and compensation expense of $139,000 associated with those shares was recorded. Total compensation expense associated with the ESOP for the year ended June 30, 1996 was $179,000. At June 30, 1996, there remain 186,934 unearned ESOP shares with a total fair value of approximately $2,454,000.

   Dividends on unallocated shares are used by the ESOP to repay the debt to the Parent and are not reported as dividends in the consolidated financial statements. Dividends on allocated shares are credited to the accounts of the participants and reported as dividends in the consolidated financial statements.

   MANAGEMENT RECOGNITION PLAN: The Bank's Management Recognition Plan ("MRP") has been approved by stockholders of the Parent and by the Parent's and the Bank's Boards of Directors. The MRP serves as a means of providing existing directors and employees of the Bank with an ownership interest in the Company. On August 29, 1996, 105,800 shares were awarded under the plan. No amounts were charged to expense in 1996, 1995 or 1994 in connection with this plan.

   STOCK OPTION PLAN: The Company plans to adopt a Stock Option Plan which has also been approved by the stockholders of the Parent and by the Parent's and the Bank's Boards of Directors. The Stock Option Plan is to provide for the granting of options to purchase 264,500 shares, or 10% of the shares issued in the conversion to employees and directors. No amounts have been charged to expense in 1996, 1995, or 1994 in connection with this plan.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(9) Employee and Director Benefit Plans, continued
    ----------------------------------------------

    DIRECTORS' DEFERRED COMPENSATION PLAN: The Bank has a deferred compensation plan for its directors under which the directors would be paid specified amounts during the ten year period following the latter of the date that the director becomes 65 years of age, or five years from adoption of the plan. During 1995, the Bank established another deferred compensation plan for certain of its directors under which the directors would be paid specified amounts during the ten year period following the latter of the date that the director meets a specified age requirement, or five years from adoption of the plan. The Bank has purchased life insurance policies with the Bank named as beneficiary to fund the benefits. Total expense related to these plans was approximately $89,000 for 1996, $162,000 for 1995, and $51,000 for 1994.

    EMPLOYMENT AGREEMENTS: In connection with the Conversion, the Bank entered into employment agreements with executive officers in order to ensure a stable and competent management base. The agreements provide for a three-year term, but upon each anniversary, the agreements automatically extend so that the remaining term shall always be three years. The agreements provide that the nature of the covered employee's compensation, duties or benefits cannot be diminished following a change in control of the Company.

    SEVERANCE PLAN: In connection with the Conversion, the Bank adopted a Severance Plan for the benefit of its employees. The Plan provides for severance pay benefits in the event of a change in control which results in the termination of such employees or diminished compensation, duties, or benefits within two years of a change in control. The employees covered would be entitled to a severance benefit of the greater of (a) the amount equal to two weeks' salary at the existing salary rate multiplied by the employee's number of complete years of service or (b) the amount of one month's salary at the employee's salary rate at the time of termination, subject to a maximum payment equal to two times the employee's annual salary.

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(10) Quarterly Financial Data (Unaudited)
     ------------------------------------
   Summarized unaudited quarterly financial data for the year ended June 30, 1996 is as follows:

                                First       Second       Third        Fourth
                               Quarter     Quarter      Quarter      Quarter
                             -----------  ----------  -----------  ------------

                                  (in thousands except per share amounts)
Operating Summary:
  Interest income               $  2,137    $  2,378    $  2,363      $  2,370
  Interest expense                 1,124       1,191       1,033         1,066
                                --------    --------    --------      --------
  Net interest income              1,013       1,187       1,330         1,304
  Provision for loan losses           30          24          21            21
                                --------    --------    --------      --------
  Net interest income
   after provision for
   loan losses                       983       1,163       1,309         1,283
  Other income                        84          82          79            10
  Other expenses                     573         622         642           612
                                --------    --------    --------      --------
  Income before income tax
   expense                           494         623         746           681
  Income taxes                       187         219         243           200
                                --------    --------    --------      --------
  Net income                    $    307    $    404    $    503      $    481
                                ========    ========    ========      ========
  Per Share Data:
  Earnings                           n/a        0.05        0.20          0.20
  Cash dividends declared            n/a           -        0.10          0.12
  Dividend payout                    n/a           -          50%           60%
  Book value per share               n/a       14.05       14.05         14.01
  Selected Average
   Balances:
  Assets                        $104,824    $121,715    $123,372      $127,095
  Investment securities           13,100      18,307      28,390        31,191
  Loans                           86,107      87,648      87,818        90,096
  Interest-bearing deposits       74,833      84,623      70,387        71,617
  Advances                        12,893      13,082      11,912        15,105
  Stockholders' equity            13,860      21,846      37,351        37,173

        ---------------------------------------------------------------

  Summarized unaudited quarterly financial data for the year ended June 30, 1995 is as follows:

                                First       Second       Third        Fourth
                               Quarter     Quarter      Quarter      Quarter
                             -----------  ----------  -----------  ------------

                                  (in thousands except per share amounts)
  Operating Summary:
  Interest income               $  1,822    $  1,898    $  1,982      $  2,109
  Interest expense                   826         872         934         1,050
                                --------    --------    --------      --------
  Net interest income                996       1,026       1,048         1,059
  Provision for loan losses           30          30          30            30
                                --------    --------    --------      --------
  Net interest income
   after provision for
   loan losses                       966         996       1,018         1,029
  Other income                        97          77         116            47
  Other expenses                     522         584         576           583
                                --------    --------    --------      --------
  Income before income tax
   expense                           541         489         558           493
 Income taxes                        218         203         234           182
                                --------    --------    --------      --------
  Net income                    $    323    $    286    $    324      $    311
                                ========    ========    ========      ========
  Per Share Data:
  Earnings                           n/a         n/a         n/a           n/a
  Cash dividends declared            n/a         n/a         n/a           n/a
  Dividend payout                    n/a         n/a         n/a           n/a
  Book value per share               n/a         n/a         n/a           n/a
  Selected Average
   Balances:
  Assets                        $ 98,587    $ 98,581    $100,299      $103,969
  Investment securities           10,951      10,687      11,332        10,954
  Loans                           82,580      83,240      83,175        84,309
  Interest-bearing deposits       73,008      73,578      73,223        74,467
  Advances                        10,032       9,698      11,063        11,719
  Stockholders' equity            12,398      12,651      12,961        13,230

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(11) Parent Company Financial Data
     -----------------------------

     Condensed financial information for Piedmont Bancorp, Inc. (Parent Company) is as follows:


                                                                   June 30, 1996
                                                                   -------------
                                                                  (in thousands)

Condensed Balance Sheet
  Assets:
   Cash on deposit with bank subsidiary                                $  5,615
   Investment securities available for sale at market value:
      Obligations of states and local governments, cost $5,624,000        5,398
   Investment in bank subsidiary                                         26,120
   Other assets                                                             322
                                                                        -------
      Total assets                                                     $ 37,455
                                                                        =======
  Liabilities and stockholders' equity:
   Accrued taxes, expenses and other liabilities                       $    405
   Stockholders' equity                                                  37,050
                                                                        -------
      Total liabilities and stockholders' equity                       $ 37,455
                                                                        =======

                                                                   Year Ended
                                                                  June 30, 1996
                                                                  -------------
                                                                  (in thousands)
  Condensed Statement of Income
   Interest income from bank subsidiary                              $  200
   Interest on loan from bank subsidiary ESOP                           148
   Interest on investment securities                                    115
                                                                      -----
      Total income                                                      463
   Operating expenses                                                    50
                                                                      -----
      Income before income taxes                                        413
   Income tax expense                                                   117
                                                                      -----
   Income before equity in undistributed net income of subsidiary       296
   Equity in undistributed net income of bank subsidiary              1,399
                                                                      -----
        Net income                                                   $1,695
                                                                      =====

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(11) Parent Company Financial Data, Continued
     ----------------------------------------
                                                                   Year Ended
                                                                 June 30, 1996
                                                                 --------------
                                                                 (in thousands)

Condensed Statement of Cash Flows
  Cash flows from operating activities:
   Net income                                                        $  1,695
   Adjustments to reconcile net income to
    net cash provided by operating activites:
   Undistributed earnings of bank susidiary                            (1,399)
   Increase in other assets                                              (238)
   Increase in other liabilities                                          113
                                                                     --------
        Net cash provided by operating activities                         171
                                                                     --------
  Cash flows from investing activities:
   Purchases of available for sale securities                          (5,626)
                                                                     --------
        Net cash used by investing activities                          (5,626)
                                                                     --------
  Cash flows from financing activities:
   Proceeds of issuance of no par common stock                         25,398
   Purchase of common stock for ESOP                                   (2,731)
   Capital contribution to Hillsborough Savings Bank                  (11,353)
   Cash dividends paid to stockholders                                   (244)
                                                                     --------
        Net cash provided by financing activities                      11,070
                                                                     --------
           Net increase in cash and cash equivalents                    5,615
  Cash and cash equivalents at beginning of year                            -
                                                                     --------
  Cash and cash equivalents at end of year                           $  5,615
                                                                     ========
  Supplemental disclosure of cash flow information:
   Cash paid during the year for income taxes                        $     29
                                                                     ========
  Supplemental disclosure of noncash transactions:
   Unrealized gains (losses) on securities available for sale
    net of deferred tax benefit of $88                               $    138
                                                                     ========
   Unrealized gains (losses) on subsidiary's securities available
    for sale net of deferred tax benefit of $299                     $    463
                                                                     ========
   Dividends declared but unpaid                                     $   (292)
                                                                     ========

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(12) Fair Value of Financial Instruments
     -----------------------------------

     Fair value estimates are made by management at a specific point in time, based on relevant information about the financial instrument and the market. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument nor are protential taxes and other expenses that would be incurred in an actual sale considered. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions and/or the methodology used could significantly affect the estimates disclosed. Similarly, the fair values disclosed could vary significantly from amounts realized in actual transactions.

     Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

     The following table presents the carrying values and estimated fair values of the Company's financial instruments at June 30, 1996:

                                            Carrying        Estimated
                                             value          fair value
                                            --------        ----------
     Financial assets:
      Cash and interest-bearing deposits     $ 2,670           $ 2,670
      Investment securities:
        Available-for-sale                    27,098            27,098
        Held-to-maturity                       3,519             3,477
      Net loans                               91,187            90,775
      Federal Home Loan Bank stock               863               863

     Financial liabilities:
      Deposits                                73,361            73,475
      Federal Home Loan Bank advances         17,250            17,242

     The estimated fair values of net loans and deposits are based on cash flows discounted at market interest rates. The carrying values of other financial instruments, including various receivables and payables, approximate fair value.

     At June 30, 1996, the Company had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be complete, and, therefore, they are deemed to have no current fair market value. Refer to note 3.

16

                                 CAPITAL STOCK

     The Parent's common stock is traded on the American Stock Exchange under the symbol "PDB". As of June 30, 1996, there were 2,645,000 shares outstanding and 641 shareholders of record, not including the number of persons or entities whose stock is held in nominee or street name through various brokerage firms or banks. Payment of dividends by the Bank subsidiary to the Parent is subject to various restrictions. Under applicable banking regulations, the Bank may no declare a cash dividend if the effect thereof would be to reduce its net worth to an amount less than the minimum required by federal and state banking regulations. In addition, for a period of five years after the consummation of the Bank's stock conversion, which occurred on December 7, 1995, the Bank will be required to obtain prior written approval from the Administrator of the Savings Institutions Division, North Carolina Department of Commerce, before it can declare a cash dividend in an amount in excess of one-half the greater of
(I) its net income for the most recent fiscal year or (ii) the average of its net income after dividends for the most recent fiscal year and not more than two of the immediately preceding fiscal years, as applicable.

            Quarterly Common Stock Performance and Dividends Declared
                        For the Year Ended June 30, 1996


                                                     Stock Price           Dividends Declared, Per Share
                                                  ----------------         -----------------------------
                                                  High         Low
                                                  ----         ---
Second quarter ended December 31*                 $13          $12 3/8             $    -
Third quarter ended March 31                       13 3/8       12                   0.10
Fourth quarter ended June 30                       13 5/8       12 3/8               0.12

- ---------------------------------------------------------
* The Parent's common stock did not begin trading until December 8, 1995