Form 10-K/A, Exhibit 13
period 1996-06-30
PIEDMONT BANCORP INC
filed 1996-10-31
CIK 948019

                                                                      Exhibit 13

                     1996 ANNUAL REPORT TO SECURITY HOLDERS

SELECTED FINANCIAL DATA
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

Table 1:  NET INTEREST INCOME ANALYSIS - TAX EQUIVALENT
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




Table 2:  RATE/VOLUME ANALYSIS
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


Table 4:  LOAN MATURITIES
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


Table 5:  SUMMARY OF NONPERFORMING AND PROBLEM ASSETS
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


Table 6:  ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
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


Table 8:  INVESTMENT SECURITIES -  MATURITY/YIELD SCHEDULE
-------------------------------------------------------------------------------------------------
                                                          More than              More than
                                 One year or Less    1 Year to 5  Years     5 years to 10 years
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




Table 10:  INTEREST SENSITIVITY
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