Form 10-K/A, Exhibit 13
period 1996-06-30
PIEDMONT BANCORP INC
filed 1996-11-25
CIK 948019

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

                     PIEDMONT BANCORP, INC. AND SUBSIDIARY
                        Consolidated Statements of Income
                For the years ended June 30, 1996, 1995 and 1994

                                                          1996             1995         1994
                                                          ----             ----         ----
                                                         (in thousands except per share data)
Interest income:
 Interest on loans                                     $ 7,591          $ 6,969       $ 6,186
 Interest on deposits in other financial
  institutions                                             226               64            42
 Interest and dividends on investment securities:
    Taxable                                              1,078              743           626
    Non-taxable                                            353               35            10
                                                        ------           ------        ------
      Total interest income                              9,248            7,811         6,864
                                                        ------           ------        ------

Interest expense:
 Interest on deposits (note 5)                           3,614            3,101         2,761
 Interest on borrowings                                    800              581           501
                                                        ------           ------        ------
      Total interest expense                             4,414            3,682         3,262
                                                        ------           ------        ------

Net interest income                                      4,834            4,129         3,602
Provision for loan losses (note 3)                          96              120            87
                                                        ------           ------        ------
      Net interest income after provision for
        loan losses                                      4,738            4,009         3,515
                                                        ------           ------        ------

Other income:
 Customer service and other fees                           175              178           196
 Mortgage loan servicing fees                               96              115            91
 Loss on sale of investment and mortgage-
   backed securities                                       (47)            (100)          (81)
 Gain on sale of loans                                       -                -            96
 Excess servicing writedown                                  -                -          (111)
 Other                                                      31              144            64
                                                        ------           ------        ------
       Total other income                                  255              337           255
                                                        ------           ------        ------

Other expenses:
 Compensation and fringe benefits                        1,353            1,298         1,088
 Data and items processing                                 239              208           192
 Deposit insurance premiums                                176              172           166
 Occupancy expense                                         123              113           111
 Furniture and equipment expense                           100              108            90
 Professional fees                                         120               90            66
 Other                                                     338              276           314
                                                        ------           ------        ------
       Total other expenses                              2,449            2,265         2,027
                                                        ------           ------        ------
       Income before income tax expense                  2,544            2,081         1,743

Income tax expense (note 8)                                849              837           710
                                                        ------           ------        ------
      Net income                                        $1,695           $1,244        $1,033
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