Form 10-K, Exhibit 13
period 1997-06-30
PIEDMONT BANCORP INC
filed 1997-09-26
CIK 948019

TABLE OF CONTENTS

    President's Message.....................................................   3

    Management's Discussion and Analysis....................................   5

    Independent Auditors' Report............................................  24

    Consolidated Financial Statements.......................................  25

    Notes to Consolidated Financial Statements..............................  32

    Directors, Officers and Office Locations................................  54

    Corporate Information...................................................  54

    Capital Stock...........................................................  55




This Annual Report to Stockholders contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in the interest rate environment, management's business strategy, national, regional, and local market conditions and legislative and regulatory conditions.

Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

                                                    SELECTED FINANCIAL DATA


                                                            1997            1996           1995           1994           1993
                                                        ---------       ---------      ---------      ---------      ---------
                                                                                   (dollars in thousands)
Summary of Operations:
Interest income ...................................     $   9,535       $   9,248      $   7,811      $   6,864      $   6,728
Interest expense ..................................         4,603           4,414          3,682          3,262          3,506
                                                        ---------       ---------      ---------      ---------      ---------
Net interest income ...............................         4,932           4,834          4,129          3,602          3,222
Provision for loan losses .........................           658              96            120             87             60
                                                        ---------       ---------      ---------      ---------      ---------
Net interest income after provision for loan losses         4,274           4,738          4,009          3,515          3,162
Other income ......................................           225             255            336            255            683
Other expenses ....................................         4,716           2,449          2,265          2,027          1,832
                                                        ---------       ---------      ---------      ---------      ---------
Income (loss) before income tax expense ...........          (217)          2,544          2,080          1,743          2,013
Income tax expense ................................           317             849            837            710            803
   Net income (loss) ..............................     $    (534)      $   1,695      $   1,243      $   1,033      $   1,210
                                                        =========       =========      =========      =========      =========

Selected Year-end Balances:
Total assets ......................................     $ 122,761       $ 128,711      $ 104,013      $  97,368      $  95,094
Loans receivable, net .............................       100,173          91,187         84,713         81,733         80,937
Investments (1) ...................................        17,973          32,564         15,043         11,338          9,910
Deposits ..........................................        84,860          73,361         76,745         74,287         72,262
FHLB Advances .....................................        16,500          17,250         13,000         10,500         11,000
Stockholders' equity ..............................        20,416          37,050         13,646         12,195         11,347

Average Balance Sheet Data:
Total assets ......................................     $ 123,896       $ 119,252      $ 100,359      $  97,827      $  90,876
Total earning assets ..............................       120,700         116,010         96,745         95,046         87,265
Loans receivable, net .............................        95,937          87,917         83,326         83,534         76,642
Investments (1) ...................................        23,869          27,297         12,633         10,733          9,976
Deposits ..........................................        78,720          77,221         75,110         73,137         71,505
Borrowings ........................................        16,481          13,248         10,628         11,603          7,074
Stockholders' equity ..............................        25,893          27,557         12,810         11,959         10,971

Selected Financial Ratios:
Return on average assets ..........................         (0.43)%          1.42%          1.24%          1.06%          1.33%
Return on average equity ..........................         (2.06)           6.15           9.70           8.64          11.03
Average equity to average assets ..................         20.90           23.11          12.76          12.22          12.07
Interest rate spread (tax equivalent basis) .......          3.13            3.16           3.72           3.32           3.25
Net interest margin (tax equivalent basis) ........          4.24            4.33           4.29           3.80           3.69
Dividend payout ratio .............................           n/a           48.89            n/a            n/a            n/a
Cash dividends declared per common share ..........     $    7.42            0.22            n/a            n/a            n/a


(1)   Includes   investment   securities,    mortgage-backed   securities,   and
interest-bearing deposits.

{Graphic-Company Logo}

President's Message


     To Our Stockholders


     The Board of Directors and Management of Piedmont Bancorp, Inc. (the "Parent") and its subsidiary, Hillsborough Savings Bank, Inc., SSB (the "Bank") (collectively referred to as the "Company") have as their primary goal increasing value to both stockholders and customers. During fiscal year 1997, we demonstrated our commitment to increasing stockholder value through the payment of a $7.00 special dividend. Primarily as a result of payment of this special dividend, the Company's equity level, as measured by the ratio of total equity to total assets, decreased from 28.79% at June 30, 1996 to 16.63% at June 30, 1997. However, along with payment of the special dividend came large non-recurring expenses including approximately $132,000 in losses on the sale of investment securities to fund the special dividend and approximately $1.4 million of additional ESOP-related compensation expense as a result of prepayment of the ESOP loan from the Parent to the Bank, a large portion of which was non-deductible for income tax purposes.

     Additionally, in September 1996, President Clinton signed into law the Deposit Insurance Fund Act designed to recapitalize the Federal Deposit Insurance Corporation's ("FDIC") Savings Association Insurance Fund ("SAIF") of which the Bank is a member. This resulted in a non-recurring assessment to the Bank of approximately $487,000. With the recapitalization of the SAIF, the Bank expects to experience lower levels of FDIC deposit insurance premiums going forward.

     Also occurring in the fiscal year was a charge-off of approximately $510,000 of loans to a single borrower and subsequent reprovisioning of this amount to the allowance for loan losses to maintain the allowance at what management considers to be an adequate level. Management considers this charge-off as non-recurring in nature due to the fact that the Bank has in place underwriting standards, on-going credit review procedures, and monitoring systems to analyze the quality of the loans that are held in the Bank's portfolio.

     These events position the Bank well for the future even though they resulted in a net loss in the current year of approximately $534,000 or $0.20 per share. The return on equity of the Company is expected to be enhanced in future periods due to the occurrence of the above mentioned events through decreased equity levels, decreased ESOP-related compensation expense, decreased FDIC insurance premiums, and further increased underwriting scrutiny and monitoring of loans in the Bank's portfolio. This coupled with the initiatives that management is in the process of implementing to grow the Bank are intended to result in increased value - to stockholders and customers.

     These initiatives include increased marketing of the Bank's products and services in Hillsborough and surrounding areas, product development designed at meeting the evolving financial services needs of the community that we serve, implementation of new technology to assist employees in identifying sales opportunities, and analysis of strategic options to expand the Bank's presence in one of the fastest growing areas in the country.

     We thank you for your investment in Piedmont Bancorp, Inc. and continue to seek your support and suggestions on how we can provide the greatest value to both our stockholders and customers.


     Sincerely,


     /s/D. Tyson Clayton
     ----------------
     D. Tyson Clayton
     President and Chief Executive Officer

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


         The purpose of this discussion and analysis is to provide the reader with a description of the financial conditions and changes therein and results of operations of Piedmont Bancorp, Inc. (the "Parent") and its wholly-owned subsidiary, Hillsborough Savings Bank, Inc., SSB (the "Bank") (collectively referred to as the "Company"). This discussion and analysis of financial condition and results of operation should be read in conjunction with the audited consolidated financial statements and accompanying notes included in this report and the supplemental financial data appearing throughout this discussion and analysis.


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


Performance Overview

         The Company ended fiscal year 1997 with a net loss of $534,000 or $0.20 per share compared with net income of $1.7 million for the year ended June 30, 1996 and $1.2 million in 1995. Earnings per share for the post conversion period from December 7, 1995 to June 30, 1996 were $0.45 per share. Net income was adversely impacted by three non-recurring items which occurred in the first and second quarters of the 1997 fiscal year: (1) investment securities losses and compensation-related expenses associated with the payment of the $7.00 special dividend in December 1996, (2) the Federal Deposit Insurance Corporation ("FDIC") special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"), and (3) the charge-off of unsecured loans to a single borrower. Without these non-recurring items, net income, on an after-tax basis, for the fiscal year would have been approximately $1,569,000 or $0.61 per share.


Net Interest Income

         Net interest income is one of the major determining factors in a financial institution's performance as it is its principal source of earnings. Net interest income is impacted by a variety of elements: volume, yield/cost and relative mix of both interest-earning assets and interest-bearing and noninterest-bearing sources of funds. Table 1 presents average balance sheets and a net interest income analysis on a tax-equivalent basis for each of the years in the three-year period ended June 30, 1997.

         As shown in Table 1, net interest income, on a fully tax-equivalent basis, amounted to $5.1 million in 1997, $5.0 million in 1996, and $4.1 million in 1995. The slight growth in tax-equivalent net interest income in 1997 is attributable to a $4.7 million or 4.0% growth in average interest-earning assets during the year, mitigated by a 2.1% decrease in the tax-equivalent net interest margin to 4.24% in 1997 from 4.33% in 1996.

         Growth in average loans receivable of $8.0 million or 9.1% in 1997, mitigated by a decrease in average investments and interest-bearing deposits of $3.4 million or 12.6% in 1997, accounts for the net increase in interest-earning assets. Average loans account for 79.5% of the interest-earning assets of the Company in 1997 compared to 75.8% of interest-earning assets in 1996. Even with this shift of interest-earning assets toward higher-yielding assets, the weighted average tax-equivalent yield on interest-earning assets decreased by eight basis points in 1997. This decrease is due to loan originations at lower rates than the existing yield in the portfolio due to market pressures.

         The increase in interest expense of $189,000 or 4.3% in 1997 was due primarily to the increased volume of both deposits and FHLB advances to fund loan growth. Average interest-bearing liabilities increased by $4.7 million or 5.3% in 1997 while the average rate paid on those liabilities decreased by five basis points.

         Interest rate spread (on a tax-equivalent basis) declined to 3.13% in 1997 from 3.16% in 1996 and 3.72% in 1995 as the decrease in the yield on interest-earning assets outpaced the decrease in the cost of interest-bearing liabilities. The net interest margin (on a tax-equivalent basis) decreased to 4.24% in 1997 from 4.33% in 1996, and 4.29% in 1995 due to increased funding of interest-earning asset growth with deposits and FHLB advances compared to the use of conversion proceeds in the prior year. Through the payment of the special dividend in December 1996, average equity to assist in funding decreased $1.7 million or 6.0% to $25.9 million or 21.5% of total interest-earning assets compared to $27.6 million or 23.8% of total interest-earning assets in 1996.

         In 1996, the increase in tax-equivalent interest income as compared to 1995 was primarily the result of a $19.3 million or 19.9% increase in earning assets. Average loans increased by $4.6 million or 5.5% to $87.9 million. Average investments increased by $11.8 million or 107% as stock Conversion proceeds were invested primarily in both taxable and tax-exempt investment securities. The weighted average yield on interest-earning assets increased by five basis points in 1996, largely due to an upward adjustment of the Company's portfolio of adjustable rate loans in a rising rate environment. In 1995, tax-equivalent interest income rose 14.0% primarily due to increases in the average yield which increased by 86 basis points. Average interest-bearing liabilities increased by $4.4 million or 5.2% in 1996 while the average rate paid on those liabilities increased by 61 basis points, resulting in an increase of $732,000 or 19.9% in interest expense. Interest rate spread (on a tax equivalent basis) declined to 3.16% in 1996 from 3.72% in 1995 as the increase in the cost of interest-bearing liabilities outpaced the increase in the yield on interest-earning assets. Despite the decline in interest rate spread, net interest margin (on a tax equivalent basis) increased to 4.33% in 1996 from 4.29% in 1995. While Conversion proceeds were invested at yields somewhat less than the weighted average yield on total interest-earning assets, those investments contributed to the increase in net interest margin.

TABLE 1
NET INTEREST INCOME ANALYSIS - TAX EQUIVALENT

                                                       1997                             1996                           1995
                                          ----------------------------    -----------------------------    -------------------------
                                                               Average                          Average                      Average
                                          Average               Yield/     Average               Yield/    Average            Yield/
                                          Balance    Interest    Rate      Balance    Interest    Rate     Balance   Interest  Rate
                                          -------    --------    ----      -------    --------    ----     -------   --------  ----
Assets:                                                                       (dollars in thousands)
Interest-earning assets:
   Loans receivable                      $ 95,937    $ 8,060     8.40%    $ 87,917    $ 7,591     8.63%    $ 83,326  $ 6,969   8.36%
   Taxable investment securities           14,271        959     6.72       14,993      1,020     6.80       10,160      688   6.77
   Tax-exempt investment securities(1)      7,193        542     7.54        7,754        546     7.04          821       54   6.58
   Interest-bearing deposits                2,405         99     4.12        4,550        226     4.97        1,652       64   3.87
   FHLB common stock                          894         65     7.27          796         58     7.29          786       55   7.00
                                         --------    -------              --------    -------              --------  -------
Total interest-earning assets             120,700      9,725     8.06      116,010      9,441     8.14       96,745    7,830   8.09
Non-interest-earning assets                 3,196                            3,242                            3,614
                                         --------                         --------                         --------
         TOTAL                           $123,896                         $119,252                         $100,359
                                         ========                         ========                         ========

Liabilities and retained earnings:
Interest-bearing liabilities:
   Deposit accounts                      $ 76,819    $ 3,615     4.71%    $ 75,365    $ 3,614     4.80%    $ 73,569  $ 3,101   4.21%
   FHLB advances                           16,481        988     5.99       13,248        800     6.04       10,628      581   5.47
                                         --------    -------              --------    -------              --------  -------
Total interest-bearing liabilities         93,300      4,603     4.93       88,613      4,414     4.98       84,197    3,682   4.37
Non-interest-bearing liabilities            4,703                            3,082                            3,352
Stockholder's equity                       25,893                           27,557                           12,810
                                         --------                         --------                         --------
         TOTAL                           $123,896                         $119,252                         $100,359
                                         ========                         ========

Net interest income and interest
   rate spread                                       $ 5,122     3.13%                $ 5,027     3.16%             $  4,148   3.72%
                                                     =======                          =======                       ========
Net interest-earning assets
   and net interest margin               $ 27,400                4.24%    $ 27,397                4.33%    $ 12,548            4.29%
                                         ========                         ========                         ========
Ratio of interest-earning assets
   to interest-bearing liabilities                             129.37%                          130.92%                      114.90%
-----------------
(1) Interest earned on tax-exempt  investment  securities has been adjusted to a tax-equivalent  basis using the applicable  combined  federal and state rates of
34.00% and 7.75%,  respectively,  and  reduced by the  nondeductible  portion of interest expense.

         While primary reasons for increases have been discussed above, the total increase in net interest income in the current year is attributable to an increase in net interest-earning assets, mitigated by decreases in interest rate spread over the three-year period. Table 2 shows the effect of variances in volume and rate on taxable-equivalent interest income, interest expense, and net interest income. The table shows that increases in net interest income were primarily due to volume in both 1997 and 1996.

TABLE 2
RATE / VOLUME ANALYSIS

                                                         1997                                     1996
                                        ---------------------------------------      ------------------------------------
                                                               Rate/                                     Rate/
                                        Volume      Rate       Volume       Net      Volume     Rate     Volume      Net
                                        ------      ----       ------       ---      ------     ----     ------      ---
                                                                        (dollars in thousands)
Interest income (tax-equivalent) on:
  Loans ............................    $  693     $ (205)    $  (19)    $  469     $  384    $  225     $   13    $  622

  Taxable investment securities ....       (49)       (12)      --          (61)       327         3          2       332
  Tax-exempt investment securities .       (40)        38         (2)        (4)       455         4         33       492
  Interest-bearing deposits ........      (107)       (39)        19       (127)       112        18         32       162
  FHLB common stock ................         7       --         --            7          1         2       --           3
                                        ------     ------     ------     ------     ------    ------     ------    ------
     Total interest income .........       504       (218)        (2)       284      1,279       252         80     1,611
                                        ------     ------     ------     ------     ------    ------     ------    ------

  Deposit accounts .................        70        (68)        (1)         1         76       434          3       513
  FHLB advances ....................       195         (7)      --          188        143        61         15       219
                                        ------     ------     ------     ------     ------    ------     ------    ------
     Total interest expense ........       265        (75)        (1)       189        219       495         18       732
                                        ------     ------     ------     ------     ------    ------     ------    ------

Increase (decrease) in net .........    $  239     $ (143)    $   (1)    $   95     $1,060    $ (243)    $   62    $  879
  interest income                       ======     ======     ======     ======     ======    ======     ======    ======


Provisions for Loan Losses

         The provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level considered adequate to cover loan losses based on existing loan levels and types of loans outstanding, nonperforming loans, prior loan loss experience, industry standards, and general economic conditions. Provisions for loan losses totaled $658,000 in 1997 compared to $96,000 in 1996, and $120,000 in 1995. This unusually high provision resulted primarily from the reprovision of the allowance for loan losses after charge off of approximately $510,000 of loans to a single borrower in December 1996. No further charge offs related to this borrower have occurred or are anticipated at this time. The Company received approximately $45,000 of recoveries from this single borrower during the year. In both 1996 and 1995, the provision for loan losses was recorded based primarily on loan portfolio growth.

Other Income

         Other income decreased to $225,000 in 1997 compared to $255,000 in 1996 and $337,000 in 1995. Other income included losses realized on the sale of investments and mortgage-backed securities of $135,000, $47,000, and $100,000, in 1997, 1996, and 1995, respectively. The net losses on the sale of investments and mortgage-backed securities in 1997 were primarily attributable to partial liquidation of invested conversion proceeds to facilitate payment of the special dividend in December 1996. Net losses were incurred in prior years as management, in response to higher prevailing market interest rates, restructured the Company's investment portfolio to achieve higher yields in future periods. Other income also includes lower-of-cost-or-market adjustments on loans held-for-sale. In 1997, the Bank had $4,000 in lower-of-cost-or-market recoveries resulting from the falling interest rate environment during the year compared to $40,000 of lower-of-cost-or-market writedowns in 1996. Lower-of-cost-or-market recoveries of $19,000 were recorded during 1995. Other income was positively affected by the growth in customer service and other fees of $26,000 or 14.9% to $201,000 from $175,000 in 1996. This increase is attributable to both an increase in the volume of deposit accounts with the Bank and the implementation of a new deposit-related fee schedule in July 1996.

Other Expenses

         Other expenses totaled $4,716,000 in 1997 compared to $2,449,000 and $2,265,000 in 1996 and 1995, respectively. This significant increase was primarily attributable to two large non-recurring expenses that occurred in the first and second quarters of fiscal year 1997. First, in 1997, the Company recorded $1,702,000 of compensation expense related to the Company's employee stock ownership plan ("ESOP"), primarily associated with the release and allocation of approximately 126,000 shares of common stock of the Parent to participants of the ESOP during the second quarter of 1997. The special dividend paid on the Parent's stock on December 6, 1996 and management's decision to use the special dividends paid on the unallocated shares of the Parent's common stock held by the ESOP to pre-pay the ESOP loan from the Parent to the ESOP resulted in a significant portion of that share release, approximately 103,000 shares. As a result, approximately $1,428,000 of the ESOP-related compensation expense is deemed to be non-recurring in nature.

         The second non-recurring other expense was the $487,000 one-time FDIC special assessment for the recapitalization of the SAIF. The assessment was levied on all depository institutions with SAIF-insured deposits and amounted to
65.7 basis points on assessable deposits as of March 31, 1995. The Company's quarterly FDIC premiums have decreased since the recapitalization of the SAIF.

         Without the effect of the non-recurring SAIF assessment and the non-recurring portion of ESOP-related compensation expense, other expenses would have totaled $2,801,000, a $352,000 increase from 1996. Compensation and fringe benefits, excluding non-recurring items, increased by $371,000 to $1,724,000 compared to $1,353,000 in 1996, primarily related to the ESOP and the Company's management recognition plan ("MRP"). The ESOP, which was established in conjunction with the Conversion in the middle of the prior fiscal year, provides a potentially higher level of retirement benefits to employees than the previous retirement plan. The recurring portion of ESOP-related compensation expense for 1997 totaled $274,000 compared to $179,000 recorded for 1996. Also contributing to the increase in compensation expense was $237,000 of amortization of deferred compensation associated with the MRP implemented August 29, 1996.

         "Other" other expenses increased $70,000 to $408,000 in 1997 from $338,000 in 1996 due to increases in marketing expenses, shareholder reporting expenses, and franchise tax expenses. These increased expenses are mitigated to a degree by a $105,000 decrease in FDIC-insurance premiums to $71,000 for 1997 from $176,000 for 1996. Deposit insurance premiums decreased starting with the quarter ended December 31, 1996. The reduced level of FDIC-insurance premiums is anticipated to continue into the future.

         For 1996, other expenses increased by 8.1% from the 1995 levels. Contributing to increased expenses in the prior year were increases in compensation and fringe benefits, data and items processing expense, and professional fees. Compensation and fringe benefits, consistently representing over 50% of total other expenses, increased by $55,000 or 4.2% in 1996. Salaries increased by $57,000 while retirement expense increased by $120,000. 1996 retirement expense reflects the implementation of the Bank's ESOP which provides a higher level of retirement benefits to employees than the retirement plan which was in place in previous years. Directors' compensation declined by $113,000 to a more normal level from 1995 when extra meetings associated with the Conversion were held. Data and items processing expense increased by $31,000 due to both increased transaction volume and investments in technology. Professional fees increased by $30,000 as the Company obtained assistance in making the transition from mutual to stock ownership during the year.


Income Tax Expense

         The Company recorded income tax expense of $317,000 in 1997, compared to $849,000 in 1996 and $837,000 in 1995. The decrease in tax expense in 1997 reflects the pre-tax loss and the fact that a significant portion of the ESOP-related compensation expense is not tax-deductible.


ANALYSIS OF FINANCIAL CONDITION

         During 1997, total assets of the Company decreased by $6.0 million or 4.6% as a result of the special dividend of $7.00 per share paid by the Company in December 1996 resulting in a reduction in assets of approximately $17.8 million. This reduction in assets was mitigated by strong growth in loans of $9.0 million or 9.9%. Also as a result of the dividend paid during the year, total equity has decreased from $37.1 million to $20.4 million representing a $16.6 million or 44.9% decrease. Equity to assets at the end of 1997 is 16.63% compared to 28.79% at the end of the prior year. Funding in 1997 was provided through an $11.5 million or 15.7% increase in deposit accounts with deposits totaling $84.9 million at the end of 1997 compared with $73.4 million at the end of 1996.


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

         At June 30, 1997, the loan portfolio totaled $100.2 million and represented 81.6% of total assets. During 1997, loans increased by $9.0 million or 9.9% . Loan originations increased from $21.2 million in 1996 to $33.2 million in 1997, largely in response to the Company's efforts to expand its loan programs into adjacent counties through increased marketing. As presented in Table 3, the relative composition of the loan portfolio began to change slightly in 1997 as compared to prior years. One-to-four family loans increased as a percentage of the portfolio in the current year to 77.48% from 73.58% in 1996. This trend is attributable to the growth in the Hillsborough and surrounding market areas. Also reflecting the growth in the area is the amount of construction lending, mostly consisting of construction-to-permanent loans, that have been made during the past year, growing from 5.51% of the total loan portfolio in 1996 to 9.62% in 1997. Table 3 sets forth the composition of the loan portfolio at the dates indicated.

TABLE 3
TYPES OF LOANS

                                                                              June 30,
                               -----------------------------------------------------------------------------------------------------
                                      1997                 1996                 1995                 1994                1993
                               ------------------   ------------------   ------------------   ------------------  ------------------
                                                                    (dollars in thousands)
Real estate loans:
  Residential 1-4 family       $ 77,621    77.48%   $ 67,095    73.58%   $ 62,379    73.63%   $ 59,842    73.22%  $ 58,500    72.28%
  Nonresidential real estate      6,649     6.64       8,818     9.67       8,623    10.18       7,574     9.27      7,242     8.95
  Home equity and other
     second mortgage             10,997    10.98      11,616    12.74      11,916    14.07      12,027    14.71     11,244    13.89
  Construction                    9,638     9.62       5,026     5.51       1,805     2.13       2,769     3.39      5,762     7.12
                               --------   ------    --------   ------    --------   ------    --------   ------   --------   ------
    Total real estate loans     104,905   104.72      92,555   101.50      84,723   100.01      82,212   100.59     82,748   102.24
Other installment loans           1,061     1.06       1,719     1.89       1,635     1.93       1,635     2.00      1,460     1.80
Less:
   Unearned fees and discounts      348     0.35         281     0.31         185     0.22         268     0.33        305     0.38
   Loans in process               4,649     4.64       2,198     2.41         945     1.11       1,442     1.76      2,649     3.27
   Allowance for loan losses        796     0.79         608     0.67         515     0.61         404     0.50        317     0.39
                               --------   ------    --------   ------    --------   ------    --------   ------   --------   ------
  Total reductions                5,793     5.78       3,087     3.39       1,645     1.94       2,114     2.59      3,271     4.04
                               --------   ------    --------   ------    --------   ------    --------   ------   --------   ------

     Total loans, net          $100,173   100.00    $ 91,187   100.00    $ 84,713   100.00    $ 81,733   100.00   $ 80,937   100.00
                               ========   ======    ========   ======    ========   ======    ========   ======   ========   ======

In order to protect the Company's net interest margin, management has, as part of its interest rate risk management program, placed an emphasis on maintaining adjustable rate mortgage loans and home equity lines of credit in its portfolio. This strategy has resulted in more consistent net interest income and lower interest sensitivity than experienced by most traditional fixed-rate residential mortgage lenders. In both of the most recent fiscal years, 1997 and 1996, the Company has not sold any of its mortgage loan production into the secondary market as sufficient liquidity and interest rate protection was provided through the investment of conversion proceeds in shorter term investments. With the liquidation of approximately $17.8 million of shorter term assets during the year to pay the special dividend, the Company is expected to sell selected current loan production to both provide for sufficient liquidity and protection of the net interest margin.

The following table sets forth the time to contractual maturity of the Company's loan portfolio at June 30, 1997. All loans, fixed and floating, are shown as due in the period of contractual maturity. Demand loans, loans having no stated maturity and overdrafts are reported as due in one year or less. The table does not include prepayments or scheduled principal repayments. Amounts in the table are net of loans in process and are net of unamortized loan fees.

TABLE 4
LOAN MATURITIES
                                                                      June 30, 1997
                                     --------------------------------------------------------------------------------
                                                      Over 1      Over 3        Over 5
                                      One Year        Year to     Years to      Years to      Over 10
                                       Or Less        3 Years     5 Years       10 Years       Years          Total
                                     ---------      ---------     ---------     ---------     ---------     ---------
                                                                    (dollars in thousands)
Real estate loans:
  Residential 1-4 family
     Fixed .....................     $     185      $     217     $     540     $   5,125     $  36,010     $  42,077
     Floating ..................           100            226           646         3,890        30,294        35,156
  Nonresidential real estate
     Fixed .....................             3             11          --             260         1,385         1,659
     Floating ..................           746            231            23         2,166         1,824         4,990
  Home equity and other second
    mortgage
     Fixed .....................            37            148           201           269            31           686
     Floating ..................            73            136         1,799         8,176           127        10,311
  Construction
     Fixed .....................          --             --            --            --           2,523         2,523
     Floating ..................           840            350          --            --           1,316         2,506
                                     ---------      ---------     ---------     ---------     ---------     ---------
         Total real estate loans         1,984          1,319         3,209        19,886        73,510        99,908

Other installment loans:
     Fixed .....................           396            346           158            59           102         1,061
     Floating ..................          --             --            --            --            --            --

Less:
  Allowance for loan losses ....          (796)          --            --            --            --            (796)
                                     ---------      ---------     ---------     ---------     ---------     ---------

       Total loans, net ........     $   1,584      $   1,665     $   3,367     $  19,945     $  73,612     $ 100,173
                                     =========      =========     =========     =========     =========     =========


Asset Quality and Allowance for Loan Losses

The following table sets forth information with respect to nonperforming assets, including nonaccrual loans and real estate owned, and risk assets at the dates indicated.

TABLE 5
SUMMARY OF NONPERFORMING AND RISK ASSETS

                                                                                         June 30,
                                                            -----------------------------------------------------------------
                                                               1997          1996          1995          1994          1993
                                                            --------      --------      --------      --------      --------
                                                                                   (dollars in thousands)
Total nonaccrual loans ................................     $    803      $    758      $     30      $    139      $    158
Total restructured loans ..............................           --            --            --            --            --
                                                            --------      --------      --------      --------      --------
      Total nonperforming loans .......................          803           758            30           139           158
                                                            --------      --------      --------      --------      --------
Real estate owned .....................................           --            --            --           161           108
                                                            --------      --------      --------      --------      --------
       Total nonperforming assets .....................     $    803      $    758      $     30      $    300      $    266
 Accruing loans, delinquent 90 days or more ...........          244           301           571            41           266
                                                            --------      --------      --------      --------      --------
      Total risk assets ...............................     $  1,047      $  1,059      $    601      $    341      $    532
                                                            ========      ========      ========      ========      ========

Nonperforming loans to total loans ....................         0.80%         0.83%         0.04%         0.17%         0.20%
Nonperforming assets to total assets ..................         0.65          0.59          0.03          0.31          0.28
Risk assets to total assets ...........................         0.85          0.82          0.58          0.35          0.56

Allowance for loan losses to:
    Total nonperforming assets ........................         0.99x         0.80x        17.17x         1.35x         1.19x
    Total risk assets .................................         0.76x         0.57x         0.86x         1.18x         0.60x

Total assets ..........................................     $122,761      $128,711      $104,013      $ 97,368      $ 95,094
Total loans, net ......................................      100,173        91,187        84,713        81,733        80,937
Allowance for loan losses .............................          796           608           515           404           317

         Nonperforming assets increased to $803,000 at June 30, 1997 compared to $758,000 and $30,000 at June 30, 1996 and 1995, respectively. One large credit totaling $461,000 secured by commercial real estate and several smaller credits secured by residential real estate where the borrowers have declared Chapter 13 bankruptcy comprise the nonperforming assets total at June 30, 1997. Management has reviewed the collateral for nonaccrual loans and believes that collateral values related to the nonperforming loans exceed the loan balances. Management has included this review among the factors considered in the evaluation of the allowance for possible loan losses as discussed below.

         Effective July 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan: Income Recognition"

(collectively referred to hereafter as "SFAS No. 114"). At June 30, 1997 and 1996, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $580,000 and $826,000, respectively. Impaired loans totaling $458,000 and $457,000 were in non-accrual status at June 30, 1997 and 1996, respectively. There was no related allowance for credit losses associated with these loans as determined in accordance with SFAS No. 114; however, approximately $87,000 and $124,000 of the general allowance for loan losses is allocated to impaired loans as of June 30, 1997 and 1996, respectively. The average recorded investment in impaired loans during the year ended June 30, 1997 and 1996 was approximately $779,000 and $864,000. The Company recognized interest income on the impaired loans of approximately $25,000 and $65,000 during the year ended June 30, 1997 and 1996, respectively.

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

         The provision for loan losses is calculated and charged to earnings to maintain the total allowance for loan losses at a level considered adequate to cover potential loan losses based on an analysis of existing loan levels, types of loans outstanding, nonperforming loans, prior loan loss experience, industry standards and general economic conditions. Provisions for loan losses were $658,000 in 1997, compared to $96,000 in 1996, and $120,000 in 1995. The unusually high provision in 1997 resulted primarily from the charge off of approximately $510,000 of loans to a single borrower in December 1996. No further charge offs related to this borrower have occurred or are anticipated at this time. The Company received approximately $45,000 of recoveries from this single borrower during the year. In both 1996 and 1995, the provision for loan losses was recorded based primarily on loan portfolio growth. At this time, management is unaware of any significant potential problem loans except as noted above or any other concentrations of credit risk which may exist in the portfolio.

         The following tables describe the activity related to the allowance for loan losses and the allocation of the allowance for loan losses to various categories of loans for the periods indicated.

TABLE 6
ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
                                                                       Year Ended June 30,
                                               --------------------------------------------------------------------
                                                1997          1996            1995            1994             1993
                                                ----          ----            ----            ----             ----
                                                                    (dollars in thousands)
Balance, beginning of period                   $ 608         $ 515           $ 404           $ 317            $ 277
Provision for loan losses                        658            96             120              87               60
Charge-offs                                      519             4              14               4               21
Recoveries                                        49             1               5               4                1
                                               -----         -----           -----           -----            -----
Balance, end of period                         $ 796         $ 608           $ 515           $ 404            $ 317
                                               =====         =====           =====           =====            =====

Allowance as a percentage of loans              0.79%         0.66%           0.60%           0.49%            0.39%

TABLE 7
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
                                                                           June 30,
                                              --------------------------------------------------------------------
                                               1997          1996            1995            1994             1993
                                               ----          ----            ----            ----             ----
                                                                     (dollars in thousands)
Residential 1-4 family                        $ 382         $ 256           $ 216           $ 170            $ 132
Nonresidential real estate                      233           170             155             121               95
Home equity and other second mortgage            83            97              82              65               51
Construction                                     54            36              16              12               10
                                              -----         -----           -----           -----            -----
     Total real estate loans                    752           559             469             368              288
Other installment loans                          44            49              46              36               29
                                              -----         -----           -----           -----            -----
     Total allowance for loan losses          $ 796         $ 608           $ 515           $ 404            $ 317
                                              =====         =====           =====           =====            =====

     The allocation of the allowance for loan losses to the respective loan classifications is not necessarily indicative of future losses or future allocations. Refer to Table 3 for percentages of loans in each category to total loans.


Investment Securities

         Interest and dividend income from investment securities generally provides the second largest source of income to the Company after interest on loans. The Company's portfolio of investment securities includes U.S. government and agency securities, mortgage-backed securities, and obligations of states and local governments. The mortgage-backed securities consist of mortgage-backed securities issued by the FNMA and collateralized mortgage obligations issued by the Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") which are secured by mortgage-backed securities guaranteed by the FNMA or FHLMC.

         Investment securities totaled $14.2 million at June 30, 1997, a decrease of $16.4 million from $30.6 million at June 30, 1996. This decrease is attributable to liquidation of investments in the current year resulting in realized losses of $135,000 to facilitate payment of the special dividend in December 1996. Approximately 76% of the Company's investment portfolio is classified as available-for-sale in order to provide flexibility to meet liquidity needs. Generally only securities issued by the state of North Carolina and local municipalities in North Carolina are classified by the Company as held-to-maturity. At June 30, 1997, net unrealized losses of $138,000 were included in the carrying value of securities classified available-for-sale compared to net unrealized losses of $951,000 on such securities at June 30, 1996. These net unrealized losses are the result of fluctuations in market interest rates rather than concerns about the issuers' ability to meet their obligations.

         Table 8 shows maturities of investment securities held by the Company at June 30, 1997 and the weighted average tax-equivalent yields for each type of security and maturity. Additional information about the Company's investment securities as of June 30, 1997 and 1996 is presented in Note 2 of the notes to the consolidated financial statements.

TABLE 8
INVESTMENT SECURITIES - MATURITY/YIELD SCHEDULE

                                                         More than              More than
                                  One year or Less    1 Year to 5 Years   5 years to 10 years   Over 10 Years           Total
                                 ------------------- ------------------  --------------------  ------------------  -----------------
                                            Weighted           Weighted             Weighted             Weighted           Weighted
                                 Carrying   Average  Carrying  Average    Carrying  Average    Carrying  Average   Carrying  Average
                                  Value      Yield     Value    Yield      Value    Yield       Value    Yield      Value    Yield
                                  -----      -----     -----    -----      -----    -----       -----    -----      -----    -----
                                                                       (dollars in thousands)
Available-for-sale:
U.S. government and agency        $   -        -%     $  504     6.55%   $5,149     6.43%    $   -        - %     $ 5,653   6.44%
State and local government (1)        -        -           -        -         -        -      1,016     8.75        1,016   8.75
Mortgage-backed securities (2)        -        -       1,945     6.42       808     7.47      1,444     6.72        4,197   6.73
                                  -----     ----      ------     ----    ------     ----     ------     ----      -------   ----
   Total available-for-sale       $   -        -      $2,449     6.45    $5,957     6.57     $2,460     7.56      $10,866   6.76
                                  -----     ----      ------     ----    ------     ----     ------     ----      -------   ----

Held-to-maturity:
U.S. government and agency        $   -        -      $    -        -%   $    -        -%    $    -        -%     $     -      -%
State and local  government (3)     327     6.15         798     6.33     1,524     8.43        692     7.95        3,341   7.61
Mortgage-backed securities            -        -           -        -         -        -          -        -            -      -
                                  -----     ----      ------     ----    ------     ----     ------     ----      -------   ----
   Total held-to-maturity         $ 327     6.15      $  798     6.33    $1,524     8.43     $  692     7.95      $ 3,341   7.61
                                  -----     ----      ------     ----    ------     ----     ------     ----      -------   ----

Total investments,
    at carrying value             $ 327               $3,247             $7,481              $3,152               $14,207
                                  =====               ======             ======              ======               =======





                                       16

(1) Yields are stated on a taxable equivalent basis assuming statutory tax rates of 34% for federal and 7.75% for state purposes. Book yields without regard to tax-equivalent adjustments are: over ten years, 5.62%; total
     5.62%.

(2) Mortgage-backed securities are shown at their weighted average expected life obtained from an outside evaluation of the average remaining life of each security based on historic prepayment speeds of the underlying mortgages at June 30, 1997.

(3) Yields are stated on a taxable equivalent basis assuming statutory tax rates of 34% for federal and 7.75% for state purposes. Book yields without regard to tax- equivalent adjustments are: one year or less, 4.04%; one to five years, 5.30%; six to ten years, 4.85%, over ten years, 5.13%; total, 4.94%.

         In addition to the investment securities discussed above, the Company also earns interest on its correspondent bank account at the Federal Home Loan Bank ("FHLB") of Atlanta and dividends on its FHLB stock. The Bank is required to maintain, as a condition of membership, an investment in stock of the FHLB of Atlanta equal to the greater of 1% of its outstanding home loan balances or 5% of its outstanding advances. No ready market exists for such stock, which is carried at cost. As of June 30, 1997, the Company's investment in stock of the FHLB of Atlanta was $920,000.


Funding Sources

         Deposits are the primary source of the Company's funds for lending and other investment purposes. The Company attracts both short-term and long-term deposits from the general public by offering a variety of accounts and rates including savings accounts, NOW accounts, money market accounts, and fixed interest rate certificates with varying maturities. Deposit inflows and outflows are significantly influenced by general interest rates and other market conditions, primarily competition. As competition for deposits has increased both from larger financial institutions in the Company's local market place and from mutual funds and other investments, borrowings have provided an additional source of funding. The use of borrowed funds to provide liquidity assists the Company in matching the interest rates on its assets and liabilities because the interest rates on most borrowed funds are fixed and therefore more predictable than the costs of deposits which are subject to change based upon market conditions and other factors.


Deposits

         Deposits totaled $84.9 million at June 30, 1997 compared to $73.4 million at June 30, 1996, and $76.7 million at June 30, 1995. The following table sets forth certain information regarding the Company's average savings deposits for the last three years.

TABLE 9
AVERAGE DEPOSITS
                                              1997                      1996                      1995
                                      --------------------      --------------------      --------------------
                                       Average     Average       Average     Average       Average     Average
                                       Amount       Rate         Amount       Rate         Amount       Rate
                                                               (dollars in thousands)
Interest-bearing checking accounts    $ 6,011       1.48%       $ 6,412       1.84%       $ 5,305       2.32%
Savings and money market deposits      20,050       3.36         18,980       3.22         17,592       2.72
Certificates of deposit ..........     50,758       5.62         49,973       5.78         50,672       4.91
                                      -------       ----        -------       ----        -------       ----
   Total interest-bearing deposits     76,819       4.71         75,365       4.80         73,569       4.20
Non-interest-bearing deposits ....      1,901         --          1,856         --          1,541         --
                                      -------       ----        -------       ----        -------       ----
     TOTAL DEPOSITS ..............    $78,720       4.59        $77,221       4.68        $75,110       4.11
                                      -------       ----        -------       ----        -------       ----

         As of June 30, 1997, the Company held $9,636,000 in time certificates of deposit of $100,000 or more. Maturities of certificates of deposits of $100,000 or more at June 30, 1997 were as follows: three months or less, $2,789,000 over three months through six months, $4,348,000; over six months through twelve months, $1,190,000; over twelve months through twenty-four months, $310,000; and over twenty-four months, $999,000.


Borrowings

         The Company's principal source of long-term borrowings are advances from the FHLB of Atlanta. As a requirement for membership, the Bank is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances on the security of that stock and a floating lien on its 1-4 family residential mortgage loans. Each credit program has its own interest rate and range of maturities. At June 30, 1997, FHLB of Atlanta advances totaled $16.5 million compared to $17.25 million at June 30, 1996. Additional information on borrowings is provided in Note 6 of the notes to the consolidated financial statements.


Liquidity and Interest Rate Risk Management

         Liquidity is the ability to raise funds or convert assets to cash in order to meet customer and operating needs. The Company's primary sources of liquidity are its portfolio of investment securities available-for-sale, principal and interest payments on loans and mortgage-backed securities, interest income from investment securities, maturities of investment securities held-to-maturity, increases in deposits, and advances from the FHLB of Atlanta. At June 30, 1997, the Bank had $8,500,000 of credit available from the FHLB of Atlanta which would be collateralized by a blanket lien on qualifying loans secured by first mortgages on 1-4 family residences. Additional amounts may be made available under this blanket floating lien or by using investment securities as collateral. Management believes that it will have sufficient funds available to meet its anticipated future loan commitments as well as other liquidity needs.

         Interest rate risk is the sensitivity of interest income and interest expense to changes in interest rates. Management has structured its assets and liabilities in an attempt to protect net interest income from large fluctuations associated with changes in interest rates. Table 10 shows the amount of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1997 which are projected to reprice or mature in each of the future time periods shown. At June 30, 1997, the Company had a cumulative one year liability-sensitive gap position of $2.7 million or 2.24% of interest-earning assets. This generally indicates that net interest income would experience downward pressure in a rising rate environment and would increase in a declining rate environment as interest-sensitive liabilities would generally reprice faster than interest-sensitive assets.

         It should be noted that this table reflects the interest-sensitivity of the balance sheet as of a specific date and is not necessarily indicative of future results. Because of this and other limitations, management also monitors interest rate sensitivity through the use of a model which estimates the change in net portfolio value and net interest income in response to a range of assumed changes in market interest rates. Based on interest sensitivity measures as of June 30, 1997, management believes that its interest rate risk is at an acceptable level.

TABLE 10
INTEREST SENSITIVITY
                                                                                June 30, 1997
                                                ------------------------------------------------------------------------------
                                                                           More than      More than
                                                3 Months       4 to 12     1 Year to     3 Years to        Over
                                                 Or Less        Months       3 Years      5 Years        5 Years       Total
                                                --------       --------      --------      ---------     --------     --------
                                                                              (dollars in thousands)
Interest-earning assets:
   Loans receivable .........................    $ 16,101      $ 42,989      $ 14,454      $  8,078      $ 19,347     $100,969
   Interest-bearing deposits ................       3,766          --            --            --            --          3,766
   Investment securities (1) ................        --             327           798         2,449        10,633       14,207
   FHLB common stock ........................        --            --            --            --             920          920
                                                 --------      --------      --------      --------      --------     --------
       Total interest-earning assets ........    $ 19,867      $ 43,316      $ 15,252      $ 10,527      $ 30,900     $119,862
                                                 ========      ========      ========      ========      ========     ========

Interest-bearing liabilities:
   Deposits:
     Fixed maturity deposits ................    $ 17,994      $ 23,090      $ 12,434      $    674      $   --       $ 54,192
     NOW accounts ...........................         694         1,661         2,155           577         1,277        6,364
     Savings and money market accounts ......       1,972         3,957         5,175         3,355         7,771       22,230
                                                 --------      --------      --------      --------      --------     --------
       Total deposits .......................      20,660        28,708        19,764         4,606         9,048       82,786
   FHLB advances ............................       7,500         9,000          --            --            --         16,500
                                                 --------      --------      --------      --------      --------     --------
       Total interest-bearing liabilities ...    $ 28,160      $ 37,708      $ 19,764      $  4,606      $  9,048     $ 99,286
                                                 ========      ========      ========      ========      ========     ========

TABLE 10
INTEREST SENSITIVITY (continued)
                                                                                June 30, 1997
                                                ------------------------------------------------------------------------------
                                                                           More than      More than
                                                3 Months       4 to 12     1 Year to     3 Years to        Over
                                                 Or Less        Months       3 Years      5 Years        5 Years       Total
                                                --------       --------      --------      ---------     --------     --------
                                                                              (dollars in thousands)

Interest sensitivity gap per period .........    $ (8,293)     $  5,608      $ (4,512)     $  5,921      $ 21,852     $ 20,576
Cumulative interest sensitivity gap .........      (8,293)       (2,685)       (7,197)       (1,276)       20,576       20,576
Cumulative gap as a percentage of
   total interest-earning assets ............       (6.92)%       (2.24)%       (6.00)%       (1.06)%       17.17%       17.17%
Cumulative interest-earning assets as a
   percentage of interest-bearing liabilities       70.55%        95.92%        91.60%        98.59%       120.72%      120.72%

(1) Includes investment and mortgage-backed securities

This table was prepared using the assumptions regarding loan prepayment rates, loan repricing and deposit decay rates which are used by the FHLB of Atlanta in making its gap computations. These assumptions should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Company. However, management believes that these assumptions approximate actual experience.


Capital Resources

         Stockholders' equity decreased from $37,050,000 at June 30, 1996 to $20,416,000 at June 30, 1997, largely as a result of the payment of the special dividend in December 1996.

         As a state savings bank holding company, the Parent is regulated by the Board of Governors of the Federal Reserve Board ("FRB") and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission. The Bank is regulated by the FDIC and the Savings Institutions Division, North Carolina Department of Commerce ("the Administrator").

         The Bank must comply with the capital requirements of the FDIC and the Administrator. The FDIC requires the Bank to maintain minimum ratios of Tier I capital to total risk-weighted assets and total capital to risk-weighted assets of 4% and 8%, respectively. To be "well-capitalized", the FDIC requires ratios of Tier I capital to total risk-weighted assets and total capital to risk-weighted assets of 6% and 10%, respectively. Tier I capital consists of total stockholders' equity calculated in accordance with generally accepted accounting principles less intangible assets, and total capital is comprised of Tier I capital plus certain adjustments, the only one of which applicable to the Bank is the allowance for loan losses. Risk-weighted assets reflect the Bank's on- and off-balance sheet exposures after such exposures have been adjusted for their relative risk levels using formulas set forth in FDIC regulations. The Bank is also subject to a leverage capital requirement, which calls for a minimum ratio of Tier I capital (as defined above) to quarterly average total assets of 3% and a ratio of 5% to be "well-capitalized". The Administrator requires a net worth equal to at least 5% of assets.

         At June 30, 1997 and 1996, the Bank was in compliance with all of the aforementioned capital requirements of both the FDIC and the Administrator and is deemed to be "well-capitalized". Refer to note 8 to the consolidated financial statements for additional discussion of the Bank's capital resources.


Impact of Inflation and Changing Prices

         The consolidated financial statements and accompanying footnotes have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation. The assets and liabilities of the Company are primarily monetary in nature, and changes in interest rates have a greater impact on the Company's performance than do the effects of inflation.


Regulatory Matters

         Management is not presently aware of any current recommendation to the Company by regulatory authorities, which, if they were implemented, would have a material effect on the Company's liquidity, capital resources, or operations.


Accounting Issues

         The Company prepares its consolidated financial statements and related disclosures in conformity with standards established by, among others, the Financial Accounting Standards Board (the "FASB"). Because the information needed by users of financial reports is dynamic, the FASB frequently has new rules and proposed new rules for companies to apply in reporting their activities. The following discussion addresses such changes as of June 30, 1997 that will affect the Company's future reporting.

         In August 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and does not recognize financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral. This statement is effective for transfer and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Company adopted this statement on January 1, 1997 without any impact on its consolidated financial statements.

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share". SFAS 128 establishes standards of computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings per Share", and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement of all prior period EPS data presented. The Company plans to adopt SFAS 128 in fiscal year 1998 without any significant impact on its consolidated financial statements.

         In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129 ("SFAS 129"), "Disclosure of Information about Capital Structure". SFAS 129 establishes standards for disclosing information about an entity's capital structure and is applicable to all entities. It contains no change in disclosure requirements for entities that were previously subject to the requirements of APB Opinion No. 10, "Omnibus Opinion - 1966", APB Opinion No. 15, "Earnings Per Share", and Statement of Financial Accounting Standards No. 47, "Disclosure of Long-Term Obligations". SFAS 129 is effective for financial statements for periods ending after December 15, 1997. The Company plans to adopt SFAS 129 in fiscal year 1998 with no impact on its consolidated financial statements.

         In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". SFAS 130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This Statement requires that an enterprise
(a) classify items of other comprehensive income by their nature in the financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company plans to adopt the SFAS 130 in fiscal year 1999 and has not determined the impact on its consolidated financial statements.

         In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for the way that public businesses report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is effective for financial statements for periods beginning after December 15, 1997 and in the initial year of application, comparative information for earlier years is to be restated. The Company plans to adopt SFAS 131 in fiscal year 1999 without any significant impact on its consolidated financial statements.

                          INDEPENDENT AUDITORS' REPORT









The Board of Directors and Stockholders
Piedmont Bancorp, Inc.:


We have audited the accompanying consolidated balance sheets of Piedmont Bancorp Inc. and subsidiary as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Piedmont Bancorp, Inc. and subsidiary as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.


                                                       /s/ KPMG Peat Marwick LLP
                                                       -------------------------
                                                       KPMG Peat Marwick LLP





Raleigh, North Carolina
July 18, 1997

                                 CONSOLIDATED BALANCE SHEETS
                                    June 30, 1997 and 1996

                                                                       1997           1996
                                                                    ---------      ---------
                                                                      (dollars in thousands)
ASSETS
Cash ..........................................................     $     879      $     723
Interest-bearing deposits in other financial institutions .....         3,766          1,947
Investment securities (note 2):
   Available-for-sale (cost:  $11,004 in 1997 and
       $28,049 in 1996) .......................................        10,866         27,098
   Held-to-maturity (market value: $3,395 in 1997
       and $3,477 in 1996) ....................................         3,341          3,519
Loans receivable (net of allowance for loan losses of
     $796 in 1997 and $608 in 1996) (note 3) ..................       100,173         91,187
Federal Home Loan Bank stock, at cost .........................           920            863
Premises and equipment (note 4) ...............................         1,205          1,324
Prepaid expenses and other assets (note 9) ....................         1,611          2,050
                                                                    ---------      ---------
                   Total assets ...............................     $ 122,761      $ 128,711
                                                                    =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (note 5):
     Demand, non-interest bearing .............................         2,074          1,643
     Savings, NOW and MMDA ....................................        28,594         23,302
     Certificates of deposit ..................................        54,192         48,416
                                                                    ---------      ---------
                                                                       84,860         73,361
Advances from the Federal Home Loan Bank (note 6) .............        16,500         17,250
Accrued expenses and other liabilities ........................           985          1,050
                                                                    ---------      ---------
                   Total liabilities ..........................       102,345         91,661
                                                                    ---------      ---------
Stockholders' Equity:
Preferred stock, no par value, 5,000,000 shares authorized;
   none issued (note 1) .......................................          --             --
Common stock, no par value, 20,000,000 shares authorized;
   2,750,800 and 2,645,000 shares issued and outstanding,
   respectively (note 1) ......................................         9,143         25,398
Unearned ESOP shares ..........................................          (933)        (2,552)
Unamortized deferred compensation .............................        (1,269)          --
Unallocated restricted stock ..................................           (21)          --
Retained earnings, substantially restricted (notes 8 and 9) ...        13,580         14,783
Unrealized holding losses on available-for-sale securities, net           (84)          (579)
                                                                    ---------      ---------
                   Total stockholders' equity .................        20,416         37,050
                                                                    ---------      ---------
Commitments and contingencies (note 3)
                   Total liabilities and stockholders' equity .     $ 122,761      $ 128,711
                                                                    =========      =========
                See accompanying notes to consolidated financial statements.

                                     CONSOLIDATED STATEMENTS OF INCOME
                                 Years ended June 30, 1997, 1996 and 1995


                                                                     1997         1996         1995
                                                                   -------      -------      -------
                                                            (dollars in thousands, except per share data)
Interest income:
     Interest on loans .......................................     $ 8,060      $ 7,591      $ 6,969
     Interest on deposits in other financial institutions ....          99          226           64
     Interest and dividends on investment securities:
         Taxable .............................................       1,024        1,078          743
         Non-taxable .........................................         352          353           35
                                                                   -------      -------      -------
      Total interest income ..................................       9,535        9,248        7,811
                                                                   -------      -------      -------

Interest expense:
     Interest on deposits (note 5) ...........................       3,615        3,614        3,101
     Interest on borrowings ..................................         988          800          581
                                                                   -------      -------      -------
         Total interest expense ..............................       4,603        4,414        3,682
                                                                   -------      -------      -------

Net interest income ..........................................       4,932        4,834        4,129
Provision for loan losses (note 3) ...........................         658           96          120
                                                                   -------      -------      -------
         Net interest income after provision for loan losses .       4,274        4,738        4,009
                                                                   -------      -------      -------
Other income:
     Customer service and other fees .........................         201          175          178
     Mortgage loan servicing fees ............................          87           96          115
     Losses on sales of investment securities ................        (135)         (47)        (100)
     Lower-of-cost or market adjustment on loans held-for-sale           4          (40)          19
     Other ...................................................          68           71          125
                                                                   -------      -------      -------

         Total other income ..................................         225          255          337
                                                                   -------      -------      -------















                                     CONSOLIDATED STATEMENTS OF INCOME
                                 Years ended June 30, 1997, 1996 and 1995
                                               (continued)


                                                                     1997         1996         1995
                                                                   -------      -------      -------
                                                            (dollars in thousands, except per share data)
Other expenses:
     Compensation and fringe benefits (note 7) ...............       3,152        1,353        1,298
     SAIF recapitalization assessment (note 5) ...............         487         --           --
     Data and items processing ...............................         241          239          208
     Deposit insurance premiums ..............................          71          176          172
     Occupancy expense .......................................         113          123          113
     Furniture and equipment expense .........................         115          100          108
     Professional fees .......................................         129          120           90
     Other ...................................................         408          338          276
                                                                   -------      -------      -------
         Total other expenses ................................       4,716        2,449        2,265
                                                                   -------      -------      -------

         Income (loss) before income tax expense .............        (217)       2,544        2,081

Income tax expense (note 9) ..................................         317          849          837
                                                                   -------      -------      -------

  Net income (loss) ..........................................     $  (534)     $ 1,695      $ 1,244
                                                                   =======      =======      =======

Net income (loss) per share (note 1) .........................     $ (0.20)     $  0.45        N/A
                                                                   =======      =======      =======


                       See accompanying notes to consolidated financial statements.

                                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                          For the years ended June 30, 1997, 1996 and 1995



                                                                                   Unearned      Unamortized         Unallocated
                                                Shares           Common              ESOP         Deferred            Restricted
                                              Outstanding         Stock             Shares       Compensation           Stock
                                              -----------         -----             ------       ------------           -----
                                                                            (dollars in thousands)
Balance at June 30, 1994 ..............             --          $    --           $    --           $    --           $    --

 Net income ...........................             --               --                --                --                --
 Change in unrealized holding gains
  (losses), net of income taxes of $144             --               --                --                --                --
                                               ---------        ---------         ---------         ---------         ---------

Balance at June 30, 1995 ..............             --               --                --                --                --

 Net income ...........................             --               --                --                --                --
 Net proceeds from issuance of no par .        2,645,000           25,398              --                --                --
  common stock
 Common stock acquired by ESOP ........             --               --              (2,731)             --                --
 Release of ESOP shares ...............             --               --                 179              --                --
 Cash dividends ($0.22 per share) .....             --               --                --                --                --
 Change in unrealized holding gains ...             --               --                --                --                --
  (losses), net of income taxes of $387             --               --                --                --                --
                                               ---------        ---------         ---------         ---------         ---------

Balance at June 30, 1996 ..............        2,645,000           25,398            (2,552)             --                --

 Net loss .............................             --               --                --                --                --
 Issuance of restricted stock .........          105,800            1,587              --              (1,587)             --
 Release of ESOP shares ...............             --                 83             1,619              --                --
 Amortization of unearned compensation              --               --                --                 237              --
 Forfeiture of restricted stock and
  related dividends ...................             --                107              --                 224              (224)
 Allocation of restricted stock .......             --                (60)             --                (143)              203
 Tax benefit of dividends on
  restricted stock ....................             --                261              --                --                --

 Cash dividends ($7.42 per share)** ...             --            (18,233)             --                --                --
 Change in unrealized holding gains
  (losses), net of income taxes of $318             --               --                --                --                --
                                               ---------        ---------         ---------         ---------         ---------

Balance of June 30, 1997 ..............        2,750,800        $   9,143         $    (933)        $  (1,269)        $     (21)
                                                =========        =========         =========         =========         =========


                      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      For the years ended June 30, 1997, 1996 and 1995
                                        (continued)


                                                               Unrealized
                                                                 holding         Total
                                                Retained          gains      Stockholders'
                                                Earnings        (losses)        Equity
                                               ----------      ---------       ---------
Balance at June 30, 1994 ..............        $  12,380       $    (185)      $  12,195

 Net income ...........................            1,244            --             1,244
 Change in unrealized holding gains
  (losses), net of income taxes of $144             --               207             207
                                               ---------       ---------       ---------

Balance at June 30, 1995 ..............           13,624              22          13,646

 Net income ...........................            1,695            --             1,695
 Net proceeds from issuance of no par
  common stock.........................             --              --            25,398
 Common stock acquired by ESOP ........             --              --            (2,731)
 Release of ESOP shares ...............             --              --               179
 Cash dividends ($0.22 per share) .....             (536)           --              (536)
 Change in unrealized holding gains ...
  (losses), net of income taxes of $387             --              (601)           (601)
                                               ---------       ---------       ---------

Balance at June 30, 1996 ..............           14,783            (579)         37,050

 Net loss .............................             (534)           --              (534)
 Issuance of restricted stock .........             --              --              --
 Release of ESOP shares ...............             --              --             1,702
 Amortization of unearned compensation              --              --               237
 Forfeiture of restricted stock and
  related dividends ...................             --              --               107
 Allocation of restricted stock .......             --              --              --
 Tax benefit of dividends on
  restricted stock ....................             --              --               261

 Cash dividends ($7.42 per share)** ...             (669)           --           (18,902)
 Change in unrealized holding gains  .
  (losses), net of income taxes of $318             --               495             495
                                               ---------       ---------       ---------

Balance at June 30, 1997 ..............        $  13,580       $     (84)      $  20,416
                                               =========       =========       =========


**  includes $7.00 special dividend paid on December 6, 1996.

See accompanying notes to consolidated financial statements.

                                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       For the years ended June 30, 1997, 1996, and 1995

                                                                                            1997           1996          1995
                                                                                          --------      --------      --------
                                                                                                  (dollars in thousands)
Operating activities:
     Net income (loss) ..............................................................     $   (534)     $  1,695      $  1,244
     Adjustments  to  reconcile  net income to net cash
      provided  by  operating
       activities:
         Depreciation ...............................................................           93            90            88
         Net amortization (accretion) ...............................................           98           154           (48)
         Provision for loan losses ..................................................          658            96           120
         Deferred income taxes ......................................................         (163)          (56)          (60)
         Net loss on sale of investment and mortgage-backed securities ..............          135            47           100
         Release of ESOP shares .....................................................        1,702           179          --
         Compensation earned under MRP ..............................................          237          --            --
         Net decrease (increase) in mortgage loans held for sale ....................          519        (1,667)         (232)
         Decrease (increase) in other assets ........................................          585          (291)         (109)
         (Decrease) increase in other liabilities ...................................          (40)          136           236
                                                                                          --------      --------      --------
              Net cash provided by operating activities .............................        3,290           383         1,339
                                                                                          --------      --------      --------

Investing activities:
     Net increase in loans held for investment ......................................      (10,230)       (4,995)       (2,776)
     Principal collected on mortgage-backed securities ..............................          628           753           149
     Purchases of investment securities classified as available-for-sale ............         (504)      (23,968)         (485)
     Purchases of investment securities classified as held-to-maturity ..............         --          (1,815)       (1,416)
     Purchases of mortgage-backed securities classified as available-for-sale .......       (1,658)       (1,482)       (1,990)
     Proceeds of sales of investment securities classified as available-for-sale ....       13,601         2,946           466
     Proceeds from maturities of investment securities ..............................           78            75            75
     Proceeds from investment securities called by issuer ...........................        1,085         4,500          --
     Proceeds of sales of mortgage-backed securities classified as available-for-sale        3,847          --             942
     Purchases of FHLB Stock ........................................................          (57)          (77)         --
     Purchases of premises and equipment ............................................          (34)          (75)          (70)
                                                                                          --------      --------      --------
              Net cash provided (used) by investing activities ......................        6,756       (24,138)       (5,105)
                                                                                          --------      --------      --------

Financing activities:
     Net increase (decrease) in time deposits .......................................        5,776        (4,703)        3,971
     Net increase (decrease) in other deposits ......................................        5,723         1,319        (1,513)
     Proceeds from borrowings .......................................................       14,000        12,750        13,000
     Repayments of borrowings .......................................................      (14,750)       (8,500)      (10,500)
     Proceeds from issuance of no par common stock ..................................         --          25,398          --
     Purchase of common stock for ESOP ..............................................         --          (2,731)         --
     Cash dividends paid to shareholders ............................................      (18,820)         (244)         --
                                                                                          --------      --------      --------
         Net cash (used) provided by financing activities ...........................       (8,071)       23,289         4,958
                                                                                          --------      --------      --------


                                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       For the years ended June 30, 1997, 1996, and 1995
                                                           (continued)

                                                                                            1997           1996          1995
                                                                                          --------      --------      --------
                                                                                                  (dollars in thousands)
                  Increase (decrease) in cash and cash equivalents ..................        1,975          (466)        1,192
Cash and cash equivalents at beginning of period ....................................        2,670         3,136         1,944
                                                                                          --------      --------      --------
Cash and cash equivalents at end of period ..........................................     $  4,645      $  2,670      $  3,136
                                                                                          ========      ========      ========

Supplemental  disclosure of cash flow  information:
   Cash paid during the period for:
     Interest .......................................................................     $  4,592      $  4,448      $  3,615
                                                                                          ========      ========      ========
     Income taxes ...................................................................     $    342      $    828      $    775
                                                                                          ========      ========      ========
Supplemental disclosure of noncash transactions:
   Unrealized gains (losses) on available-for-sale securities, net of deferred
     taxes of $318 for 1997, $387 for 1996 and $144 for 1995 ........................     $    495      $   (601)     $    207
                                                                                          ========      ========      ========

   Dividends declared but unpaid ....................................................     $   (267)     $   (292)     $   --
                                                                                          ========      ========      ========
   Transfer of bank premises no longer in use from fixed assets to other
      assets at net book value ......................................................     $     60      $   --        $   --
                                                                                          ========      ========      ========



                                 See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(1)      Significant Accounting Policies

(a)      Organization and Operations

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

(c)      Investment and Mortgage-Backed Securities

Management determines the appropriate classification of investment and mortgage-backed securities at the time of purchase. Securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The Company has no trading securities.

The amortized cost of securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or, in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

(d)      Loan Sales

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

(e)      Loans Receivable

Loans held for investment are carried at their principal amount outstanding, net of deferred loan origination fees.

Interest on loans is recorded as borrowers' monthly payments become due. Accrual of interest income on loans (including impaired loans) is suspended when, in management's judgment, doubts exist as to the collectibility of principal and interest. Interest received on nonaccrual and impaired loans is generally applied against principal or may be reported as interest income depending on management's judgment as to the collectibility of principal. Loans are returned to accrual status when management determines, based on an evaluation of the underlying collateral together with the borrower's payment record and financial condition, that the borrower has the capability and intent to meet the contractual obligations of the loan agreement.

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


At June 30, 1997, substantially all of the Company's loans were collateralized by real estate in Orange County, North Carolina and adjacent counties. The collateral is predominately owner-occupied residential real estate in which the borrower does not rely on underlying cash flows from the property to satisfy debt service. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in market conditions in the Company's market area. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Various regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

For all specifically reviewed loans for which it is probable that the Bank will be unable to collect all amounts due according to the terms of the loan agreement, the Bank determines fair value either based on discounted cash flows using the loans' initial interest rate or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans that are collectively evaluated for impairment (such as residential mortgage and consumer installment loans) are excluded from impairment evaluation, and their allowance for loan losses is calculated in accordance with the allowance for loan losses policy described above.


(g)      Investment in Federal Home Loan Bank Stock


As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta (FHLB) in the amount of 1% of its outstanding residential loans or 5% of its outstanding advances from the FHLB, whichever is greater. At June 30, 1997, the Bank owned 9,200 shares of the FHLB's $100 par value capital stock. No ready market exists for such stock, which is carried at cost.


(h)      Premises and Equipment

Premises and equipment are stated at cost. Provisions for depreciation are computed principally using the straight-line method and charged to operations over the estimated useful lives of the assets which range from 5 to 40 years for office buildings and 3 to 10 years for furniture, fixtures, and equipment and other improvements.

(i)      Income Taxes

The provision for income taxes is based on income and expense reported for financial statement purposes after adjustment for permanent differences such as tax exempt interest income. Deferred income taxes are provided when there is a difference between the periods items are reported for financial statement purposes and when they are reported for tax purposes and are recorded at the enacted tax rates expected to apply to taxable income in years in which these temporary differences are expected to be recovered or settled. Subsequent changes in tax rates will require adjustment to these assets and liabilities.

(j)      Retirement Plans


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


The Company records compensation expense for shares released to employees, as a result of contributions by the Company or dividends paid on unreleased shares in the employee stock ownership plan, equal to the fair value of the shares.


(k)      Cash and Cash Equivalents

For  purposes  of  reporting  cash  flows,   the  Company   considers  cash  and
interest-bearing deposits in other institutions with original maturities of three months or less to be cash equivalents.


(l)      Earnings (Loss) Per Share

Loss per common share of $0.20 for the year ended June 30, 1997 was calculated by dividing net loss of $534,000 for the year ended June 30, 1997 by the weighted-average number of common and common equivalent shares outstanding of 2,665,277. Earnings per common share of $0.45 for the year ended June 30, 1996 was calculated by dividing post-conversion net income of $1,102,000 by the weighted-average number of common and common equivalent shares outstanding of 2,446,832. For purposes of the weighted-average number of common and common-equivalent shares outstanding, common stock equivalents consist of stock options. The number of shares purchased by the employee stock ownership plan which have not been allocated or committed to be released to participant accounts are not assumed to be outstanding.


(m)      Reclassifications

Certain reclassifications have been made for 1996 and 1995 to conform with the 1997 presentation. The reclassifications had no effect on previously reported net income or stockholders' equity.

(2)      Investment Securities



The following is a summary of the investment securities portfolios by major classification:

                                                                            June 30, 1997
                                                       ----------------------------------------------------
                                                                       (dollars in thousands)
                                                                                                 Estimated
                                                       Amortized    Unrealized     Unrealized      market
                                                          cost         gains          losses       value
                                                       ---------    ----------      ---------    ---------
Securities available for sale:
     US government and agency securities ........       $ 5,754       $  --         $   101       $ 5,653
     Mortgage-backed securities (1) .............         4,275            10            88         4,197
     State and local governments ................           975            41          --           1,016
                                                        -------       -------       -------       -------
       Total securities available-for-sale ......        11,004            51           189        10,866
                                                        =======       =======       =======       =======
Securities held-to-maturity:
     State and local governments ................       $ 3,341            58             4       $ 3,395
                                                        =======       =======       =======       =======
                                                                            June 30, 1996
                                                       ----------------------------------------------------
                                                                       (dollars in thousands)
                                                                                                 Estimated
                                                       Amortized    Unrealized     Unrealized      market
                                                          cost         gains          losses       value
                                                       ---------    ----------      ---------    ---------
Securities available for sale:
     US government and agency securities ........       $10,695       $    14       $   400       $10,309
     Mortgage-backed securities (1) .............         7,086            37           177         6,946
     State and local governments ................        10,268          --             425         9,843
                                                        -------       -------       -------       -------

       Total securities available-for-sale.......        28,049            51         1,002        27,098
                                                        =======       =======       =======       =======
Securities held-to-maturity:
     State and local governments ................       $ 3,519            17            59       $ 3,477
                                                        =======       =======       =======       =======

(1) At June 30, 1997 and 1996, the Company owned mortgage-backed securities issued by the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC) with an aggregate amortized cost of $4,275,000 and $4,595,000 respectively, and a market value of $4,197,000 and $4,527,000. In addition, in 1996 the Bank owned collateralized mortgage obligations issued by FNMA and FHLMC secured by mortgage-backed securities guaranteed by FNMA and FHLMC, respectively. The securities had an amortized cost of $2,491,000 and a market value of $2,419,000 at June 30, 1996.

The   aggregate   amortized   cost   and   approximate   market   value  of  the
available-for-sale and held-to-maturity securities portfolios at June 30, 1997, by remaining contractual maturity are as follows:

                                                 Securities available-for-sale     Securities held-to-maturity
                                                 -----------------------------     ---------------------------
                                                                     (dollars in thousands)
                                                                   Estimated                       Estimated
                                                    Amortized        market        Amortized         market
                                                      cost           value            cost           value
                                                      ----           -----            ----           -----
US government and agency securities:
       Due in 1 year or less ...............        $  --          $  --             $  --          $  --
       Due in 1 year through 5 years .......            504            504              --             --
       Due after 5 through 10 years ........          5,250          5,149              --             --
       Due after 10 years ..................           --             --                --             --
Obligations of states and local governments:
       Due in 1 year or less ...............           --             --                327            328
       Due 1 year through 5 years ..........           --             --                798            795
       Due after 5 through 10 years ........           --             --              1,524          1,567
       Due after 10 years ..................            975          1,016              692            705
Mortgage-backed securities .................          4,275          4,197             --             --
                                                    -------        -------          -------        -------
                        Total securities ...        $11,004        $10,866          $ 3,341        $ 3,395
                                                    =======        =======          =======        =======


At June 30, 1997 and 1996, investment securities with book values of $4,825,000 and $1,925,000, respectively, were pledged as collateral for public deposits.



Summarized below is the sales activity in investment securities:

                                                                        Year ended June 30,
                                                            ------------------------------------------
                                                               1997             1996             1995
                                                                        (dollars in thousands)
Proceeds from sales of available-for-sale securities        $ 17,448         $  2,946         $  1,408
Realized gains .....................................             (55)              (7)            --
Realized  losses ...................................             190               54              100
                                                            --------         --------         --------
Cost of available-for-sale securities sold .........        $ 17,583         $  2,993         $  1,508
                                                            ========         ========         ========


(3)      Loans Receivable



Loans receivable consist of the following:

                                                                                        June 30,
                                                                                1997             1996
                                                                             ---------         ---------
                                                                                (dollars in thousands)
Loans secured by first mortgages on real estate:
     Mortgage loans held for sale ...................................        $   2,986         $   3,505
     Mortgage loans held for investment, primarily one-to-four family           74,635            63,590
     Construction loans .............................................            9,638             5,026
     Commercial and agricultural loans ..............................            6,379             8,600
     Participation loans purchased ..................................              270               218
                                                                             ---------         ---------
                                                                                93,908            80,939
Home equity lines of credit .........................................           10,423            10,816
Other second mortgage loans .........................................              574               800
Other installment loans .............................................            1,061             1,719
                                                                             ---------         ---------
                                                                               105,966            94,274
Undisbursed proceeds on loans in process ............................           (4,649)           (2,198)
Deferred loan fees ..................................................             (348)             (281)
Allowance for loan losses ...........................................             (796)             (608)
                                                                             ---------         ---------
                                                                             $ 100,173         $  91,187
                                                                             =========         =========

An analysis of the allowance for loan losses follows:

                                                   1997          1996          1995
                                                   ----          ----          ----
                                                         (dollars in thousands)
Balance at beginning of period ...........        $ 608         $ 515         $ 404
Provision for loan losses ................          658            96           120
Loans charged off ........................         (519)           (4)          (14)
Recoveries ...............................           49             1             5
                                                  -----         -----         -----
                  Balance at end of period        $ 796         $ 608         $ 515
                                                  =====         =====         =====

At June 30, 1997 and 1996, the Company had loans totaling approximately $803,000 and $758,000, respectively, which were in nonaccrual status and $244,000 and $301,000, respectively, which were contractually delinquent for 90 days or more and still accruing.

Additional interest income that would have been recorded on nonaccrual loans for the years ended June 30, 1997, 1996 and 1995 had they performed in accordance with their original terms throughout each of the periods amounted to approximately $61,000, $57,000 and $2,000, respectively.

At June 30, 1997, the Company had mortgage loan commitments outstanding of $2,622,000, of which $724,000 are for floating rate loans. Preapproved but unused lines of credit totaled $9,046,000, and standby letters of credit totaled $589,000 at June 30, 1997. The Company's exposure to credit losses for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Company uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer's creditworthiness is evaluated on an individual basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral obtained varies but may include marketable securities, deposits, real estate, investment assets, and property and equipment. In management's opinion, these commitments, and undisbursed proceeds on loans in process reflected above, represent no more than normal lending risk to the Company and will be funded from normal sources of liquidity.

At June 30, 1997 and 1996, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $580,000 and $826,000, respectively. Impaired loans totaling $458,000 at June 30, 1997 and $457,000 at June 30, 1996 were in non-accrual status. There was no related allowance for credit losses associated with these loans as determined in accordance with SFAS No. 114; however, approximately $87,000 and $124,000 of the general allowance for loan losses is allocated to impaired loans at June 30, 1997 and 1996, respectively. The average recorded investment in impaired loans during the year ended June 30, 1997 and 1996 was approximately $779,000 and $864,000. The Company recognized interest income on the impaired loans of approximately $25,000 and $65,000 during the years ended June 30, 1997 and 1996, respectively.

The Company serviced loans for others of approximately $10,913,000, $12,719,000, and $15,413,000 at June 30, 1997, 1996 and 1995, respectively. The June 30, 1997 balance of loans sold with recourse was approximately $142,000.

Certain of the Company's mortgage loans are pledged as collateral for advances from the Federal Home Loan Bank (see note 6).

The Bank makes loans to executive officers and directors of the Company and to their associates. It is management's opinion that such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. Following is a reconciliation of loans outstanding to executive officers, directors, and their associates for the year ending June 30, 1997:

         Balance at June 30, 1996                              $  573,000
         New loans                                                 89,000
         Repayments                                              (227,000)
                                                               ----------
         Balance at June 30, 1997                              $  435,000
                                                               ==========

(4)      Premises and Equipment

Premises and equipment consist of the following:

                                                    June 30, 1997                        June 30, 1996
                                          ---------------------------------     ---------------------------------
                                                     Accumulated   Net book               Accumulated    Net book
                                            Cost     depreciation    value        Cost    depreciation     value
                                            ----     ------------    -----        ----    ------------     -----
                                                                   (dollars in thousands)
Land and land improvements                $   407       $  57     $   350       $   443       $  53     $   390
Office buildings and improvements             891         222         669         1,013         295         718
Furniture, fixtures, and equipment            752         566         186           735         519         216
                                          -------       -----     -------       -------       -----     -------
                                          $ 2,050       $ 845     $ 1,205       $ 2,191       $ 867     $ 1,324
                                          =======       =====     =======       =======       =====     =======

(5)      Deposits

Contractual maturities of time deposits are as follows:

                                                      Total
        Year Ending June 30                         Maturities
        -------------------                         ----------
                                                (dollars in thousands)
               1998                                 $  40,663
               1999                                     8,497
               2000                                     4,458
               2001                                       574
               2002 and thereafter                         --
                                                    ---------
                  Total time deposits               $  54,192
                                                    =========


Time deposits of $100,000 or more totaled $9,636,000 and $6,072,000 at June 30, 1997 and 1996, respectively.

Interest expense on deposits includes $406,000, $312,000, and $326,000 for the years ended June 30, 1997, 1996, and 1995, respectively, on time deposits of $100,000 or more.


On September 30, 1996, President Clinton signed into law the Deposit Insurance Funds Act allowing a special assessment to be levied by the FDIC to recapitalize the SAIF. The special assessment was based on the level of SAIF deposits a financial institution had as of March 31, 1995 subject to a 20% reduction for certain qualifying deposits. The Bank's special assessment totaled $487,000. On December 11, 1996, the FDIC approved a final rule retroactive to October 1, 1996 which lowered rates on assessments paid to the SAIF.

(6)      Advances from the Federal Home Loan Bank


Advances from the Federal Home Loan Bank of Atlanta, with weighted average interest rates, are as follows:

                                                                June 30,
                                                    ----------------------------
                                                       1997                1996
                                                        ----               ----
                                                        (dollars in thousands)
5.78% due on or before June 30, 1997                $    -              $ 15,250
5.96% due on or before June 30, 1998                  16,500                 -
6.16% due on or before June 30, 1998                     -                 2,000
                                                    --------              ------
                                                    $ 16,500            $ 17,250
                                                    ========            ========

At June 30, 1997, the Bank had additional credit availability from the Federal Home Loan Bank of $8,500,000.

All advances are secured by stock in the Federal Home Loan Bank and a blanket floating lien on the Bank's one-to-four family residential mortgage loans.

(7)      Employee and Director Benefit Plans

Defined Contribution Retirement Plan

The Bank had a self-administered, defined contribution retirement plan that covered all eligible employees. The Bank's policy has been to fund retirement costs accrued. Under the plan, the Bank contributed an amount equivalent to 10% of the eligible employees' annual salaries. In conjunction with the Conversion, the defined contribution retirement plan was terminated as of July 31, 1995.
Funds were distributed in October 1995. There was no gain or loss upon the termination of the defined contribution retirement plan. Retirement expense for this plan totaled approximately $9,000 in 1996 and $79,000 in 1995.

401(k) Plan

The Bank sponsors a 401(k) plan that covers all eligible employees. The Bank matches 50% of employee contributions, with the Bank's contribution limited to 3% of each employee's salary. Matching contributions are funded when accrued. Matching expense totalled approximately $18,000 in 1997, $16,000 in 1996, and $17,000 in 1995.

Employee Stock Ownership Plan ("ESOP")

The Bank has an ESOP whereby an aggregate number of shares amounting to 211,600 were purchased for future allocation to employees. Contributions to the ESOP are made by the Bank on a discretionary basis and are allocated among ESOP participants on the basis of relative compensation in the year of allocation. Benefits under the ESOP vest in full upon five years of service with credit given for years of service prior to the conversion.

The ESOP was funded by a $40,000 cash contribution made by the Bank in December 1995 and a loan from the Parent in the amount of $2,690,677. The loan is secured by shares of stock purchased by the ESOP and is not guaranteed by the Bank. Principal and interest payments on this loan are funded primarily from discretionary contributions by the Bank. Dividends, if any, paid on shares held by the ESOP may also be used to reduce the loan. Dividends on unallocated shares are used by the ESOP to repay the debt to the Parent and are not reported as dividends in the consolidated financial statements. Dividends on allocated shares are credited to the accounts of the participants and reported as dividends in the consolidated financial statements.

On December 31, 1996, the Bank made a $1,710,000 contribution to the ESOP, representing the normal principal payment due for the year and the application of dividends on unallocated shares to the principal balance of the loan. This contribution resulted in the release of 125,819 shares to individual participant accounts. At June 30, 1997, a total of 128,919 shares have been released and allocated to participants and 82,681 shares remain unallocated, of which 18,725 shares are committed to be released on December 31, 1997.

Total compensation expense associated with the ESOP for the year ended June 30, 1997 was $1,702,000. At June 30, 1997, there were 82,681 unallocated ESOP shares with a total fair value of approximately $847,000

In fiscal year 1996, the $40,000 cash contribution made as of December 31, 1995 was used to release 3,100 shares to ESOP participants. During the six months ended June 30, 1996, 21,566 shares were considered committed to be released to ESOP participants, and compensation expense of $139,000 associated with those shares was recorded.

Management Recognition Plan ("MRP")

The Bank's MRP was approved by stockholders of the Parent and by the Parent's and the Bank's Boards of Directors during fiscal year 1997. The MRP serves as a means of providing existing directors and employees of the Bank with an ownership interest in the Company. Shares of the Company's common stock awarded under the MRP vest equally over a five year period. Compensation expense related to those shares is recognized on a straight-line basis corresponding with the vesting period. Prior to vesting, each participant granted shares under the MRP may direct the voting of the shares allocated to the participant and will be entitled to receive any dividends or other distributions paid on such shares. On August 29, 1996, 105,800 shares were awarded under the MRP. During fiscal year 1997, 14,914 shares were forfeited under the MRP. 13,500 of those forfeited shares were subsequently reallocated to new participants under the MRP. Total compensation expense associated with the MRP for the year ended June 30, 1997 was $237,000.


Stock Option Plan

The Company adopted a Stock Option Plan which has also been approved by the stockholders of the Parent and by the Parent's and the Bank's Boards of Directors. The Stock Option Plan makes available options to purchase 264,500 shares, or 10% of the shares issued in the conversion to employees and directors. Options granted under the Stock Option Plan have a vesting schedule which provides that 20% of the options granted vest in the first year, and 20% will vest on each subsequent anniversary date, so that options would be completely vested within five years from the date of grant. Options become 100% vested upon death or disability, if earlier. Unexercised options expire within ten years from the date of grant.

The Company has elected to follow APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options as permitted under SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." In accordance with APB 25, no compensation cost is recognized by the Company when stock options are granted because the exercise price of the Company's stock options equals the market price of the underlying common stock on the date of grant. As required by SFAS 123, disclosures are presented below for the effect on the net loss and net loss per share that would result from the use of the fair value based method to measure compensation cost related to stock option grants in 1997. The effects of applying the provisions of SFAS 123 in 1997 are not necessarily indicative of future effects.

                  Net loss
                     As reported                   $ (534,000)
                     Pro forma                       (569,000)

                  Net loss per share
                     As reported                        (0.20)
                     Pro forma                          (0.21)

The weighted-average fair value per share of options granted in 1997 amounted to $2.74. Fair values were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

               Risk-free interest rate           6.75%
               Dividend yield                    3.90
               Volatility                       30.00
               Expected life                  7 years

A summary of the Company's stock option activity and related information for the year ended June 30, 1997 follows:

                                 Outstanding                 Exercisable
                              --------------------       -----------------------
                                          Weighted                     Weighted
                                           Average                       Average
                              Option      Exercise       Option        Exercise
                              Shares        Price         Shares          Price
                              ------        -----         ------          -----
  At June 30, 1996              --        $   --            --         $   --
  Granted                     262,354        9.52
  Exercised                     --            --
  Forfeited                     --            --
  At June 30, 1997
                              262,354     $  9.52           --         $   --
                              =======     =======        =======       =======

(7)      Employee  and  Director  Benefit Plans, Continued

Directors' Deferred Compensation Plan

The Bank has in place two deferred compensation plans for its directors. Under the first plan directors are to be paid specified amounts during the ten-year period following the latter of the date that the director becomes 65 years of age, or five years from adoption of the plan. During 1995, the Bank established another deferred compensation plan for certain of its directors under which the directors would be paid specified amounts during the ten-year period following the latter of the date that the director meets a specified age requirement, or five years from adoption of the plan. The Bank has purchased life insurance policies with the Bank named as beneficiary to fund the benefits under both plans. Total expense related to these plans was approximately $73,000 for 1997, $89,000 for 1996, and $162,000 for 1995.

Employment Agreements

The Bank has entered into employment agreements with four executive officers in order to ensure a stable and competent management base. The agreements provide for a three-year term, but upon each anniversary, the agreements automatically extend so that the remaining term shall always be three years. The agreements provide that the nature of the covered employee's compensation, duties or benefits cannot be diminished following a change in control of the Company. These employement agreements are considered contingent liabilities which are not reflected in the consolidated financial statements.

Severance Plan

In connection with the Conversion, the Bank adopted a Severance Plan for the benefit of its employees. The Plan provides for severance pay benefits in the event of a change in control which results in the termination of such employees or diminished compensation, duties, or benefits within two years of a change in control. The employees covered would be entitled to a severance benefit of the greater of (a) the amount equal to two weeks' salary at the existing salary rate multiplied by the employee's number of complete years of service or (b) the amount of one month's salary at the employee's salary rate at the time of termination, subject to a maximum payment equal to two times the employee's annual salary. This severance plan is considered a contingent liability which is not reflected in the consolidated financial statements.

(8)      Stockholders' Equity

Common Stock

The Company is authorized to issue 20,000,000 shares of common stock. The common stock has no par value. As of June 30, 1997 and 1996, there were 2,750,800 and 2,645,000 shares of common stock issued and outstanding, respectively. The increase is attributable to an additional 105,800 shares of common stock issued for the MRP on August 29, 1996 as discussed in Note 7 to the consolidated financial statements.

Preferred Stock

The Company is authorized to issue up to 5,000,000 shares of preferred stock. No shares of preferred stock have been issued or were outstanding at June 30, 1997 or 1996. Such preferred stock may be issued in one or more series with such rights, preferences, and designations as the Board of Directors of the Parent may from time to time determine subject to applicable law and regulations. If and when such shares are issued, holders of such shares may have certain preferences, powers, and rights (including voting rights) senior to the rights of the holders of the common stock of the Company. The Board of Directors of the Parent can (without stockholder approval) issue preferred stock with voting and conversion rights which could, among other things, adversely affect the voting power of the holders of the common stock of the Company and assist management in impeding an unfriendly takeover or attempted change in control of the Company that some stockholders may consider to be in their best interest but to which management is opposed. The Company has no current plans to issue preferred stock.

Capital Adequacy

The Parent is regulated by the Board of Governors of the Federal Reserve System ("FRB") and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission. The Bank is regulated by the FDIC and the Administrator, Savings Institutions Division, North Carolina Department of Commerce (the "Administrator").

The Bank is subject to the capital requirements of the FDIC and the Administrator. The FDIC requires the Bank to maintain minimum ratios of Tier 1 capital to total risk-weighted assets and total capital to risk-weighted assets of 4% and 8%, respectively. Tier 1 capital consists of total shareholders' equity calculated in accordance with generally accepted accounting principles less intangible assets, and total capital is comprised of Tier 1 capital plus certain adjustments, the only one of which applicable to the Bank is the allowance for possible loan losses. Risk-weighted assets refer to the on- and off-balance sheet exposures of the Bank adjusted for their relative risk levels using formulas set forth in FDIC regulations. The Bank is also subject to a FDIC leverage capital requirement, which calls for a minimum ratio of Tier 1 capital (as defined above) to quarterly average total assets of 3% and a ratio of 5% to be "well-capitalized". The Administrator requires a net worth equal to at least 5% of total assets.

As summarized below, at June 30, 1997 and 1996, the Bank was in compliance with all of the aforementioned capital requirements.

As of June 30, 1997, the FDIC categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must meet minimum ratios for total risk-based, and Tier I leverage (the ratio of Tier I capital to average assets) as set forth in the following table. There are no events or conditions since the notification that management believes have changed the Bank's category.

                                                                                                               Minimum Ratios
                                                                                                       -----------------------------
                                                                                                         For         To Be Well
                                                      Capital Amount                 Ratio             Capital     Capitalized Under
                                                --------------------           -------------------     Adequacy    Prompt Corrective
                                                  1997          1996           1997         1996       Purposes   Action Provisions
                                                  ----          ----           ----         ----       --------   -----------------
                                                                             (dollars in thousands)
As of June 30:
 Tier I Capital (to risk-weighted assets):      $18,942       $23,870          27.66%       35.90%        4.00%       6.00%

 Total Capital - Tier II capital (to risk-
    weighted assets): ....................       19,738        24,478          28.82        36.81         8.00       10.00

 Leverage - Tier I capital (to average
    assets): .............................       18,942        23,870          15.67        19.49         4.00        5.00


Liquidation Account

At the time of Conversion, the Bank established a liquidation account in an amount equal to its net worth at June 30, 1995. The liquidation account will be maintained for the benefit of eligible deposit account holders who continue to maintain their deposit accounts in the Bank after the conversion. Only in the event of a complete liquidation will each eligible deposit account holder be entitled to receive a liquidation distribtuion from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held before any liquidation distribution may be made to stockholders of the Parent's common stock. Dividends cannot be paid from this liquidation account.

Dividends

Subject to applicable law, the Boards of Directors of the Bank and the Parent may each provide for the payment of dividends. Future declarations of cash dividends, if any, by the Parent may depend upon dividend payments by the Bank to the Parent. Subject to regulations of the Administrator, the Bank may not declare or pay a cash dividend on or repurchase any of its common stock if its stockholders' equity would thereby be reduced below either the aggregate amount then required for the liquidation account or the minimum regulatory capital requirements imposed by federal and state regulations. In addition, for a period of five years after the Conversion, the Bank will be required, under existing North Carolina regulations, to obtain prior written approval of the Administrator before it can declare and pay a cash dividend on its capital stock in an amount in excess of one-half of the greater of (i) its net income for the most recent fiscal year, or (ii) the average of its net income after dividends for the most recent fiscal year and not more than two of the immediately preceding fiscal years, if applicable. As a result of this limitation, the Bank cannot pay a dividend without the approval of the Administrator. The Bank has obtained the Administrator's approval for each dividend paid by the Bank to the Parent.

(9)      Income Taxes

The components of income tax expense (benefit) were as follows:

                                                   Year ended June 30,
                                          -------------------------------------
                                                  (dollars in thousands)
                                           1997            1996            1995
                                          -----           -----           -----
Currently payable:
       Federal .................          $ 419           $ 782           $ 760
       State ...................             61             123             137
                                          -----           -----           -----
                                            480             905             897
                                          -----           -----           -----
Deferred:
       Federal .................           (136)            (45)            (48)
       State ...................            (27)            (11)            (12)
                                          -----           -----           -----
                                           (163)            (56)            (60)
                                          -----           -----           -----
                                          $ 317           $ 849           $ 837
                                          =====           =====           =====


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are shown below:

                                                                        June 30
                                                                  ----------------
                                                                   1997       1996
                                                                  -----      -----
                                                               (dollars in thousands)
Allowance for loan losses (net) .............................     $ 166      $ 108
Unrealized holding losses on securities available-for-sale ..        54        372
Deferred compensation accruals ..............................       165        152
Management recognition plan .................................        92       --
Capital loss carryforward ...................................        28       --
Excess servicing ............................................        23         23
Other temporary differences creating deferred tax assets ....        42       --
                                                                  -----      -----
         Gross deferred tax assets ..........................       570        655
Valuation allowance .........................................      --         --
                                                                  -----      -----
         Net deferred tax assets ............................       570        655
                                                                  -----      -----

                                                                        June 30
                                                                  ----------------
                                                                   1997       1996
                                                                  -----      -----
                                                               (dollars in thousands)
Accelerated depreciation ....................................       (47)       (46)
FHLB stock dividends ........................................      (106)      (106)
Deferred loan origination fees, net of deferred costs .......       (46)        (6)
Other temporary differences creating deferred tax liabilities        (8)       (23)
                                                                  -----      -----
         Gross deferred tax liabilities .....................      (207)      (181)
                                                                  -----      -----

         Net deferred tax asset .............................     $ 363      $ 474
                                                                  =====      =====

The Company has no valuation allowance at June 30, 1997 or 1996 because it has sufficient taxable income in the carryback period to support the realizability of the net deferred tax asset.


The reconciliation of income taxes at statutory tax rates to income tax expense reported in the statements of income follows:

                                                                                June 30,
                                                                ----------------------------------------
                                                                 1997             1996              1995
                                                                 ----             ----              ----
                                                                        (dollars in thousands)

Income taxes at the statutory federal tax rate                  $ (74)           $ 865             $ 707
State income taxes less federal benefit                            23               74                83
Nondeductible ESOP compensation                                   518                -                 -
Tax exempt interest                                              (104)            (107)                9
Other                                                             (46)              17                38
                                                                 -----            ----              ----
              Total tax expense                                 $ 317            $ 849             $ 837
                                                                  ===              ===               ===


Retained earnings at June 30, 1997 includes approximately $2,777,000 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of such amount for purposes other than tax bad debt losses could create taxable income in certain remote instances, which will be subject to the then current corporate income tax rate. Payment of dividends by the Bank out of this bad debt allocation would create taxable income equal to approximately 164% of the dividend for the Bank.

(10)     Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the year ended June 30, 1997 is as follows:

                                                          First         Second          Third          Fourth
                                                         Quarter        Quarter        Quarter         Quarter
                                                        ---------      ---------      ---------      ---------
                                                            (dollars in thousands, except per share amounts)
Operating Summary:
Interest income ...................................     $   2,463      $   2,430      $   2,298      $   2,344
Interest expense ..................................         1,111          1,148          1,158          1,186
                                                        ---------      ---------      ---------      ---------
Net interest income ...............................         1,352          1,282          1,140          1,158
Provision for loan losses .........................            21            597             20             20
                                                        ---------      ---------      ---------      ---------
Net interest income after provision for loan losses         1,331            685          1,120          1,138
Other income ......................................           102            (19)            70             72
Other expenses ....................................         1,214          2,261            617            624
                                                        ---------      ---------      ---------      ---------
Income (loss) before income tax expense ...........           219         (1,595)           573            586
Income taxes ......................................            36           (164)           201            244
                                                        ---------      ---------      ---------      ---------
Net income (loss) .................................     $     183      $  (1,431)     $     372      $     342
                                                        =========      =========      =========      =========
Per Share Data:
Earnings (Loss)....................................          0.07          (0.54)          0.14           0.13
Cash dividends declared ...........................          0.12           7.10           0.10           0.10
Dividend payout ...................................           171%           n/a             71%            77%
Book value per share ..............................         13.54           7.14           7.31           7.42

Selected Average Balances:
Assets ............................................     $ 129,823      $ 128,579      $ 118,974      $ 119,454
Investment securities .............................        30,897         27,202         16,116         15,335
Loans .............................................        93,110         94,422         96,657         98,087
Interest-bearing deposits .........................        72,231         73,953         79,217         80,171
Advances ..........................................        16,889         16,731         16,713         15,752
Stockholders' equity ..............................        37,462         31,644         19,928         20,358

Summarized unaudited quarterly financial data for the year ended June 30, 1996 is as follows:

                                                          First       Second        Third        Fourth
                                                         Quarter      Quarter      Quarter       Quarter
                                                        --------     --------     --------      --------
                                                        (dollars in thousands, except per share amounts)
Operating Summary:
Interest income ...................................     $  2,137     $  2,378     $  2,363      $  2,370
Interest expense ..................................        1,124        1,191        1,033         1,066
                                                        --------     --------     --------      --------
Net interest income ...............................        1,013        1,187        1,330         1,304
Provision for loan losses .........................           30           24           21            21
                                                        --------     --------     --------      --------
Net interest income after provision for loan losses          983        1,163        1,309         1,283
Other income ......................................           84           82           79            10
Other expenses ....................................          573          622          642           612
                                                        --------     --------     --------      --------
Income before income tax expense ..................          494          623          746           681
Income taxes ......................................          187          219          243           200
                                                        --------     --------     --------      --------
Net income ........................................     $    307     $    404     $    503      $    481
                                                        ========     ========     ========      ========
Per Share Data:
Earnings ..........................................          n/a         0.05         0.20          0.20
Cash dividends declared ...........................          n/a          n/a         0.10          0.12
Dividend payout ...................................          n/a          n/a           50%           60%
Book value per share ..............................          n/a        14.05        14.05         14.01

Selected Average Balances:
Assets ............................................     $104,824     $121,715     $123,372      $127,095
Investment securities .............................       13,100       18,307       28,390        31,191
Loans .............................................       86,107       87,648       87,818        90,096
Interest-bearing deposits .........................       74,833       84,623       70,387        71,617
Advances ..........................................       12,893       13,082       11,912        15,105
Stockholders' equity ..............................       13,860       21,846       37,351        37,173


(11)    Parent Company Financial Data

Condensed financial information for Piedmont Bancorp, Inc. (Parent Company) is as follows:


                                                                                June 30,
                                                                            1997        1996
                                                                          -------     -------
                                                                        (dollars in thousands)
Condensed Balance Sheet
   Assets:
     Cash on deposit with bank subsidiary ...........................     $   486     $ 5,615
     Investment securities available for sale at market value:
         Obligations of states and local governments, cost $5,624,000        --         5,398
     Investment in bank subsidiary ..................................      19,839      26,120
   Other ............................................................         366         322
                                                                          -------     -------
         Total assets ...............................................      20,691      37,455
                                                                          =======     =======

   Liabilities and stockholders' equity:
     Accrued taxes, expenses and other liabilities ..................         275         405
     Stockholders' equity ...........................................      20,416      37,050
                                                                          -------     -------
         Total liabilities and stockholders' equity .................     $20,691     $37,455
                                                                          =======     =======
                                                                             June 30,
                                                                      --------------------
                                                                        1997         1996
                                                                      -------      -------
                                                                     (dollars in thousands)
Condensed Statement of Income
   Dividends from bank subsidiary ...............................     $ 8,050      $  --
   Interest income from bank subsidiary .........................         153          200
   Interest on loan from bank subsidiary ESOP ...................         172          148
   Interest on investment securities ............................          88          115
                                                                      -------      -------
     Total income ...............................................       8,463          463
   Interest on short-term borrowing .............................          41         --
   Loss on sale of investment securities ........................          81         --
   Operating expenses ...........................................          84           50
                                                                      -------      -------
     Income before income taxes .................................       8,257          413
   Income tax expense ...........................................          47          117
                                                                      -------      -------
   Income before equity in undistributed net income of subsidiary       8,210          296
   Equity in undistributed net income (loss) of bank subsidiary        (8,744)       1,399
                                                                      -------      -------
         Net income (loss) ......................................     $  (534)     $ 1,695
                                                                      =======      =======

                                                                              Year Ended June 30,
                                                                              1997           1996
                                                                            --------      --------
                                                                             (dollars in thousands)

Condensed Statement of Cash Flows
Cash flows from operating activities:
    Net income (loss) .................................................     $   (534)     $  1,695
    Adjustments  to  reconcile  net  income to net
      cash  provided  by  operating activities:
          Undistributed earnings of bank subsidiary ...................        8,744        (1,399)
          Loss on sale of available-for-sale securities ...............           81          --
          Payments on note receivable from ESOP .......................        1,709          --
          Increase in other assets ....................................         (132)         (238)

          (Decrease) increase in other liabilities ....................         (105)          113
                                                                            --------      --------
              Net cash provided by operating activities ...............        9,763           171
                                                                            --------      --------
Cash flows from investing activities:
    Purchases of available-for-sale securities ........................         --          (5,626)
    Proceeds from sale of available-for-sale securities ...............        5,543          --
                                                                            --------      --------
              Net cash provided (used) by investing activities.........        5,543        (5,626)
                                                                            --------      --------
Cash flows from financing activities:
    Proceeds of issuance of no par common stock .......................         --          25,398
    Purchase of common stock for ESOP .................................         --          (2,731)
    Capital contribution to bank subsidiary ...........................         --         (11,353)
    Cash dividends paid to stockholders ...............................      (20,435)         (244)
                                                                            --------      --------

              Net cash provided (used) by financing activities ........      (20,435)       11,070
                                                                            --------      --------

              Net increase (decrease) in cash and cash equivalents ....       (5,129)        5,615
Cash and cash equivalents at beginning of year ........................        5,615          --
                                                                            --------      --------
Cash and cash equivalents at end of year ..............................     $    486      $  5,615
                                                                            ========      ========
Supplemental disclosure of cash flow information:
   Cash paid during the year for income taxes .........................     $    160      $     29
                                                                            ========      ========
Supplemental disclosure of noncash transactions:
   Unrealized gains (losses) on securities available for sale
       net of deferred taxes of $88 and $88 ...........................     $    138      $   (138)
                                                                            ========      ========
   Unrealized gains (losses) on bank subsidiary's securities available-
      for-sale net of deferred taxes of $105 and $299 .................     $    357      $   (463)
                                                                            ========      ========
   Dividends declared but unpaid ......................................     $   (267)     $   (292)
                                                                            ========      ========


(12)     Fair Value of Financial Instruments

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

The following table presents the carrying values and estimated fair values of the Company's financial instruments at June 30, 1997 and 1996:

                                                         1997                             1996
                                                         ----                             ----
                                             Carrying       Estimated Fair    Carrying      Estimated Fair
                                               Value           Value            Value           Value
                                               -----           -----            -----           -----
                                                            (dollars in thousands)
Financial assets:
   Cash and interest bearing  deposits        $  4,645        $  4,645        $  2,670        $  2,670
   Investment securities:
     Available-for-sale ..............          10,866          10,866          27,098          27,098
     Held-to-maturity ................           3,341           3,395           3,519           3,477
   Net loans .........................         100,173         100,949          91,187          90,775
   Federal Home Loan Bank Stock ......             920             920             863             863


Financial liabilities:
   Deposits ..........................          84,860          82,579          73,361          73,475
   Federal Home Loan Bank advances ...          16,500          16,510          17,250          17,242

The estimated fair values of net loans and deposits are based on cash flows discounted at market interest rates. The carrying values of other financial instruments, including various receivables and payables, approximate fair value.

At June 30, 1997, the Company had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be complete, and, therefore, they are deemed to have no current fair market value. Refer to note 3.

                              CORPORATE INFORMATION


                               BOARD OF DIRECTORS
                     M. Marion Clark, Chairman of the Board
             Retired President, Hillsborough Savings Bank, Inc., SSB

Robert B. Nichols, Jr.                     D. Tyson Clayton
Vice Chairman of the Board                 President and Chief Executive Officer
Retired Farmer                             of Company and Bank

Peggy S. Walker                            James P. Ray
Secretary of Company                       Owner and Operator
Executive Vice President of Bank           Occoneechee Golf Club, Inc.

William L. Rogers                          Donald W. Pope
Farmer                                     Owner, Pope's Tire Service

Alfred L. Carr                             Everett H. Kennedy
Retired Merchant                           Retired Realtor

                               EXECUTIVE OFFICERS

D. Tyson Clayton                           Peggy S. Walker
President and Chief Executive Officer      Secretary of Company
of Company and Bank                        Executive Vice President of Bank


Eric J. Schuppenhauer                      Ted R. Laws
Treasurer of Company                       Vice President of Company
Vice President and Chief Financial         and Bank
Officer of Bank

--------------------------------------------------------------------------------



CORPORATE OFFICE                        INDEPENDENT CERTIFIED
PIEDMONT BANCORP, INC.                  PUBLIC ACCOUNTANTS
260 South Churton Street                KPMG Peat Marwick LLP
Hillsborough, NC 27278-2507             Suite 1200, 150 Fayetteville Street Mall
(919) 732-2143                          Raleigh, NC  27601


STOCK TRANSFER AGENT                    FORM 10-K
Registrar and Transfer Company          A copy of the Form 10-K as filed with
10  Commerce  Drive                     the  Securities and Exchange Commis-
Cranford, New Jersey  07016-3572        sion  will  be  furnished without charge
                                        to stockholders upon written request to:

SPECIAL LEGAL COUNSEL
Brooks, Pierce, McLendon, Humphrey          D. Tyson Clayton
and Leonard, LLP                            260 South Churton Street
Post Office Box 26000                       Hillsborough, NC  27278-2507
Greensboro, North Carolina 27420

                                 ANNUAL MEETING

The 1997 Annual Meeting of stockholders of Piedmont Bancorp, Inc. will be held at 6:00 p.m. on November 12, 1997 at the Corporate Office, 260 South Churton Street, Hillsborough North Carolina.


                                  CAPITAL STOCK


The Parent's common stock is traded on the American Stock Exchange under the symbol "PDB". As of June 30, 1997, there were 2,750,800 shares outstanding and 699 shareholders of record, not including the number of persons or entities whose stock is held in nominee or street name through various brokerage firms or banks. Payment of dividends by the Bank subsidiary to the Parent is subject to various restrictions. Under applicable banking regulations, the Bank may not declare a cash dividend if the effect thereof would be to reduce its net worth to an amount less than the minimum required by federal and state banking regulations. In addition, for a period of five years after the consummation of the Bank's stock conversion, which occurred on December 7, 1995, the Bank will be required to obtain prior written approval from the Administrator of the Savings Institutions Division, North Carolina Department of Commerce, before it can declare a cash dividend in an amount in excess of one-half the greater of
(i) its net income for the most recent fiscal year or (ii) the average of its net income after dividends for the most recent fiscal year and not more than two of the immediately preceding fiscal years, as applicable. As a result of this limitation, the Bank cannot pay a dividend without the approval of the Administrator. The Bank has obtained the Administrator's approval for each dividend paid by the Bank to the Parent.


                 Quarterly Common Stock Performance and Dividends Declared
                              For the Year Ended June 30, 1997

                                           Stock Price       Dividends Declared, Per Share
                                       --------------------  -----------------------------
                                        High          Low
                                        ----          ---
First quarter ended September 30       $16 1/4      $12 1/2           $ 0.12
Second quarter ended December 31       19 1/8        10 3/8        **   7.10
Third quarter ended March 31           11 1/8         9 1/4             0.10
Fourth quarter ended June 30           11            10 1/8             0.10


**  includes $7.00 special dividend paid on December 6, 1996.