Form 10-K, Exhibit 13
period 1998-06-30
PIEDMONT BANCORP INC
filed 1998-09-28
CIK 948019

Exhibit 13





                             PIEDMONT BANCORP, INC.

                               1998 ANNUAL REPORT

         "The evidence is clear that well-managed smaller banks can, and will, exist side by side with larger banks and other financial services providers, often maintaining or increasing local market share. Technological change has facilitated this process by providing smaller banks with low-cost access to new products and services. In short, the record shows that well-managed smaller banks have little to fear from technology, deregulation, or consolidation. Most projections of the future United States banking structure call for a substantial reduction in the number of American banks. But these same projections also predict that thousands of banks will survive the consolidation trend, reflecting both their individual efficiencies and competitive skills, on the one hand, and the preferences of the marketplace on the other. Such conclusions of the Federal Reserve Board's staff and others reinforce my own view that the franchise value of the U.S. community bank--based on its intimate and personalized knowledge of local markets and customers, its organizational flexibility, and, most of all, its management skills--will remain high, assuring that community banks continue to play a significant role in the U.S. financial system. Technology can never fully displace the value of personal contact, the hallmark of community banking."

Federal Reserve Chairman Alan Greenspan
At the Charlotte Chamber of Commerce, Charlotte, North Carolina
July 10, 1998

                                   WHO WE ARE

         Piedmont Bancorp, Inc. is the holding company for Hillsborough Savings Bank, Inc. SSB ("HSB"). From its beginning in 1913 out of the small drug store in Hillsborough, pictured on the cover, HSB has grown into a full service community bank that offers a complete line of banking and investment services to individuals, small businesses and charitable organizations located in Orange and Durham counties. We like to think that HSB provides the best of the old and the new. We are proud of our eighty-five years of rich history in the historic town of Hillsborough, North Carolina.

         We have been hard at work during the past year adding exciting new products and services for our customers. If you are interested in a specific product and would like more information please call us at (919) 732-2143 or just stop by. In addition, you can also reach us at our web site at www.hillsboroughbank.com, email at HSBBank@mindspring.com, fax at (919) 732-6001 and 24 hour telephone banking at (800) 375-8017. For your convenience, a complete list of services offered is listed below:

Services for individuals:

     Checking and deposit products

          A complete range of checking account options designed with you in mind

          A money market account with competitive interest rates

          A complete line of savings, certificate of deposit and IRA products

          ATM card with access to thousands of ATM machines nationwide

          Banking by telephone with our Telebancing(TM) center

     Loan products

          Mortgage and consumer loans

          Home equity lines of credit

          Mastercard(TM) and Visa(TM) credit cards

     Investor services

          We provide full and discount securities brokerage services through a partnership with UVEST Investment Services, Inc. We also offer free financial planning for retirement and college. Turn to us for stocks, mutual funds, annuities, estate planning and life insurance.

Services for Small Businesses and Charitable Organizations

          A complete line of checking and savings accounts

          Loans

          Merchant card services

          Incoming and outgoing wiring of funds

          We offer full and discount brokerage services through a partnership with UVEST Investment Services, Inc. Turn to us for all your small business investment needs.

                                                       Piedmont Bancorp, Inc.
                                                       Selected Financial Data

                                                          1998           1997            1996           1995           1994
                                                        ---------      ---------       ---------      ---------      ---------
                                                                                 (dollars in thousands)
Summary of Operations:
Interest income ...................................     $  10,217      $   9,535       $   9,248      $   7,811      $   6,864
Interest expense ..................................         5,191          4,603           4,414          3,682          3,262
                                                        ---------      ---------       ---------      ---------      ---------
Net interest income ...............................         5,026          4,932           4,834          4,129          3,602
Provision for loan losses .........................            96            658              96            120             87
                                                        ---------      ---------       ---------      ---------      ---------

Net interest income after provision for loan losses         4,930          4,274           4,738          4,009          3,515
Other income ......................................           606            225             255            336            255
Other expenses ....................................         2,963          4,716           2,449          2,265          2,027
                                                        ---------      ---------       ---------      ---------      ---------
Income (loss) before income tax expense ...........         2,573           (217)          2,544          2,080          1,743
Income tax expense ................................           930            317             849            837            710
                                                        ---------      ---------       ---------      ---------      ---------
   Net income (loss) ..............................     $   1,643      $    (534)      $   1,695      $   1,243      $   1,033
                                                        =========      =========       =========      =========      =========
Net income (loss) per share - basic ...............     $    0.61      $   (0.20)      $    0.61            n/a            n/a
                                                        =========      =========       =========      =========      =========
Net income (loss) per share - diluted .............     $    0.61      $   (0.20)      $    0.61            n/a            n/a
                                                        =========      =========       =========      =========      =========
Selected Year-end Balances:
Total assets ......................................     $ 130,541      $ 122,761       $ 128,711      $ 104,013      $  97,368
Loans receivable, net .............................       106,500        100,173          91,187         84,713         81,733
Investments (1) ...................................        18,846         17,973          32,564         15,043         11,338
Deposits ..........................................        89,840         84,860          73,361         76,745         74,287
FHLB Advances .....................................        18,000         16,500          17,250         13,000         10,500
Stockholders' equity ..............................        21,606         20,416          37,050         13,646         12,195

Average Balance Sheet Data:
Total assets ......................................     $ 128,871      $ 123,896       $ 119,252      $ 100,359      $  97,827
Total earning assets ..............................       125,585        120,700         116,010         96,745         95,046
Loans receivable, net .............................       107,510         95,937          87,917         83,326         83,534
Investments (1) ...................................        17,013         23,869          27,297         12,633         10,733
Deposits ..........................................        86,648         78,720          77,221         75,110         73,137
Borrowings ........................................        20,119         16,481          13,248         10,628         11,603
Stockholders' equity ..............................        21,212         25,893          27,557         12,810         11,959

Selected Financial Ratios:
Return on average assets ..........................          1.27%         (0.43)%          1.42%          1.24%          1.06%
Return on average equity ..........................          7.75          (2.06)           6.15           9.70           8.64
Average equity to average assets ..................         16.46          20.90           23.11          12.76          12.22
Interest rate spread (tax equivalent basis) .......          3.26           3.13            3.16           3.72           3.32
Net interest margin (tax equivalent basis) ........          4.10           4.24            4.33           4.29           3.80
Dividend payout ratio .............................         68.85            n/a           48.89            n/a            n/a
Cash dividends declared per common share ..........     $    0.42      $    7.42            0.22            n/a            n/a

         (1) Includes investment securities, mortgage-backed securities, and interest-bearing deposits.

                             Piedmont Bancorp, Inc.
              1998 Annual Report to Shareholders Table of Contents


President's Message..............................................   2

Management's Discussion and Analysis.............................   4

Independent Auditor's Report.....................................  20

Consolidated Financial Statements................................  21

Notes to Consolidated Financial Statements.......................  25

Directors, Officers and Office Location..........................  42

Corporate Information............................................. 42

Capital Stock....................................................  43

           A Message From Your President and Chief Executive Officer:

To Our Stockholders:

         The comment from Alan Greenspan, the Chairman of the Federal Reserve Bank, on the inside cover of this year's annual report, provides insight into Piedmont Bancorp, Inc.'s (the "Parent") and its wholly-owned subsidiary, Hillsborough Savings Bank, Inc. SSB's (the "Bank") (collectively referred to as the "Company"), feelings about the future of community banks in this country. Since 1913 we have demonstrated our commitment to Hillsborough and the surrounding communities by evolving into a diversified, full service community bank serving the needs of consumers, small businesses and charitable organizations.

         For the year ended June 30, 1998, your Company reported a 4.7% increase in consolidated net income to $1,643,000 or $0.61 basic and diluted earnings per share, compared to consolidated net income before non recurring items of $1,569,000 or $0.61 basic and diluted earnings per share for the year ended June 30, 1997.

         In the year ended June 30, 1997 the Company recorded a net loss and basic and diluted loss per share after nonrecurring items of $534,000 and $0.20, respectively. Earnings for the year ended June 30, 1997 were adversely impacted by the following nonrecurring items: (1) $1,496,000 of compensation expense associated with the release and allocation of approximately 126,000 shares of common stock of the Company to participants of the Hillsborough Savings Bank, Inc. Employee Stock Ownership Plan during the quarter ended December 31, 1996,
(2) a provision for loan losses of $597,000 recorded during the quarter ended December 31, 1996 that resulted primarily from the charge off of approximately $510,000 in unsecured loans to a single borrower, (3) losses of $106,000 on the sale of investments that were sold in December of 1996 to fund the special dividend of $7.00 a share, and (4) a special $487,000 assessment paid in the first quarter of fiscal 1997 to the Federal Deposit Insurance Corporation to recapitalize the Savings Association Insurance Fund.

         Total assets increased 6.3% to $130.5 million at June 30, 1998 compared to $122.8 million at June 30, 1997. The primary contributor to the growth was an increase of 6.3% in net loans receivable to $106.5 million at June 30, 1998 from $100.2 million at June 30, 1997. Funding the majority of the loan growth was (1) a $5.0 million or 5.9% increase in deposits from June 30, 1997 to June 30, 1998 and (2) a $1.5 million or 9.1% increase in advances from the Federal Home Loan Bank during the same period.

         Beyond the financial results discussed above and in much more detail after this letter, your Company and its employees began and completed a number of significant initiatives as a result of the approval and adoption of a strategic plan by the Board of Directors in October of 1997. These are discussed in more detail as follows:

         In November of 1997 the Bank made the decision to convert our loan and deposit systems to a new vendor that is better able to respond to the technological opportunities and challenges that face the financial services industry. The actual conversion occurred in February of 1998, and thanks to the hard work and effort of all employees I am happy to say that the conversion went very well.

         In conjunction with the conversion noted above, the Bank also installed a new local area network and acquired new computer workstations for substantially all employees. We firmly believe that the investment in the local area network and computer workstations will serve us well in the future, especially with respect to our efforts in achieving Year 2000 compliance.

         Our new system comes with a relational Microsoft Access(TM) database designed to identify cross sale candidates for profitable bank or fee based investment products offered by the Bank. The Bank already has done several direct mail campaigns and has surveyed its customer's satisfaction and product needs since the system has been installed.

         In March of 1998 the Bank introduced a wide range of new checking products that are designed for customers at every stage of their lives. If you are a local shareholder and not a customer we encourage you to come by and look closely at our new checking products.

         Also in March of 1998, the Bank established and incorporated a wholly owned subsidiary, HSB Financial Services, Inc., that provides a complete range of investment and brokerage services to individuals and small businesses through a partnership with UVEST Investment Services, Inc. Again, if you are a local shareholder and not a customer we encourage you to come by the Bank and see our Investment Counselor, Dan Ferris.

         The Bank developed a web site in March of 1998 for current and future use as another delivery channel for products and services to current and potential customers. Our web address is www.hillsboroughbank.com and we welcome your comments and suggestions on changes we can make that will make our web site accessible to shareholders and customers.

         Consistent with its financial strategy of increasing earnings per share and return on equity to shareholders, the Parent's Board of Directors approved a stock repurchase plan on June 30, 1998. The plan will enable the Parent to repurchase stock from time to time in the open market or through privately negotiated transactions. Current market conditions make this an excellent time to initiate this plan, however, the timing and extent of the stock repurchased will depend upon financial market conditions.

         Also in June of 1998, the Parent's Board of Directors approved an increase in the quarterly dividend rate from $0.10 to $0.12 per common share. The purpose of the increase is twofold in that it is another tool to manage the Parent's capital and increase the dividend yield to shareholders.

         As you can see, the last year was a very busy one for the Company. In fiscal 1999, we intend to focus on existing and new customers to continue our solid growth. While our large competitors are worrying about pending acquisitions and exposure to faraway countries we will continue to focus on our niche as a strong, solid community bank serving Orange and Durham counties.

         We thank you for your continued support of Piedmont Bancorp, Inc. and will continue to seek your support and suggestions on how we can provide the greatest value to both our shareholders and customers.

Sincerely,

/s/D. Tyson clayton
-------------------
D. Tyson Clayton
President and Chief Executive Officer

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


Performance Overview


         The Company ended fiscal year 1998 with net income of $1,643,000 or $0.61 basic and diluted earnings per share compared to consolidated net income before nonrecurring items of $1,569,000 or $0.61 basic and diluted earnings per share for the year ended June 30, 1997. For the year ended June 30, 1996 the Company had net income of $1,695,000, and basic and diluted earnings per share for the post conversion period from December 7, 1995 to June 30, 1996 of $0.45 per share. In the year ended June 30, 1997 the Company recorded a net loss and basic and diluted loss per share after nonrecurring items of $534,000 and $0.20, respectively. Earnings for the year ended June 30, 1997 were adversely impacted by the following nonrecurring items: (1) $1,496,000 of compensation expense associated with the release and allocation of approximately 126,000 shares of common stock of the Company to participants of the Hillsborough Savings Bank, Inc. Employee Stock Ownership Plan during the quarter ended December 31, 1996,
(2) a provision for loan losses of $597,000 recorded during the quarter ended December 31, 1996 that resulted primarily from the charge off of approximately $510,000 in unsecured loans to a single borrower, (3) losses of $106,000 on the sale of investments that were sold in December of 1996 to fund the special dividend of $7.00 a share, and (4) a special $487,000 assessment paid in the first quarter of fiscal 1997 to the Federal Deposit Insurance Corporation to recapitalize the Savings Association Insurance Fund.

Net Interest Income

         Net interest income is one of the major determining factors in a financial institution's performance as it is its principal source of earnings. Net interest income is impacted by a variety of elements: volume, yield/cost and relative mix of both interest-earning assets and interest-bearing and noninterest-bearing sources of funds. Table 1 presents average balance sheets and a net interest income analysis on a tax-equivalent basis for each of the years in the three-year period ended June 30, 1998.

         As shown in Table 1, net interest income, on a fully tax-equivalent basis, amounted to $5.2 million in 1998, $5.1 million in 1997, and $5.0 million in 1996. Total interest income increased to $10.3 million in 1998 from $9.7 million in 1997 and $9.4 million in 1996, but the growth in interest income was almost matched by a comparable increase in interest expense over the same period of time. Total interest expense increased to $5.2 million in 1998 from $4.6 million in 1997 and $4.4 million in 1996.

         Growth in average loans receivable of $11.6 million or 12.1% from 1997 to 1998 is responsible for the majority of the increase in total interest income. The weighted average tax-equivalent yield increased from 8.06% in 1997 to 8.23% in 1998. The increase was primarily caused by two factors. First, average loans accounted for 85.6% of the interest-earning assets of the Company in 1998 compared to 79.5% of interest-earning assets in 1997. The shift in interest-earning assets toward higher yielding loans accounts for part of the increase in the weighted average tax-equivalent yield from 1997 to 1998. The second factor that contributed to the increase was an increase in the average yield on loans receivable from 8.40% in 1997 to 8.49% in 1998.

         Average taxable and tax exempt investment securities declined $2.8 and $3.3 million, respectively, from 1997 to 1998. This decline was due to the liquidation of investments in 1997 to facilitate payment of the special dividend of $7.00 per share.

         The increase in interest expense of $588,000 or 12.8% in 1998 was due primarily to the increased volume of both deposits and FHLB advances to fund loan growth. Average interest-bearing liabilities increased by $11.2 million or 12.0% in 1998 while the average rate paid on those liabilities increased by four basis points.

         Interest rate spread (on a tax-equivalent basis) increased to 3.26% in 1998 from 3.13% in 1997 as the increase in the yield on interest-earning assets outpaced the increase in the cost of interest-bearing liabilities. The net interest margin (on a tax-equivalent basis) decreased to 4.10% in 1998 from 4.24% in 1997, and 4.33% in 1996 due to increased funding of interest-earning asset growth with deposits and FHLB advances in 1998 and 1997 compared to the use of conversion proceeds in 1996. Through the payment of the special dividend in December 1996, average stockholder's equity to assist in funding decreased $1.7 million or 6.0% to $25.9 million in 1997 or 21.5% of total interest-earning assets compared to $27.6 million or 23.8% of total interest-earning assets in 1996. The payment of the special dividend in December of 1996 had the effect of decreasing average stockholder's equity $4.7 million or 18.1% to $21.2 million in 1998 or 16.9% of total interest-earning assets in 1998.

TABLE 1
NET INTEREST INCOME ANALYSIS - TAX EQUIVALENT

                                                       1998                            1997                           1996
                                          -----------------------------   ----------------------------   ---------------------------
                                                                Average                        Average                      Average
                                           Average               Yield/    Average              Yield/    Average            Yield/
                                           Balance   Interest     Rate     Balance   Interest    Rate     Balance   Interest  Rate
                                          --------    -------     ----    ---------  -------     ----    ---------  -------    ----
Assets:                                                                      (dollars in thousands)
Interest-earning assets:
   Loans receivable                       $107,510    $ 9,127     8.49%   $  95,937  $ 8,060     8.40%   $  87,917  $ 7,591    8.63%
   Taxable investment securities            11,469        747     6.51       14,271      959     6.72       14,993    1,020    6.80
   Tax-exempt investment securities(1)       3,937        317     8.05        7,193      542     7.54        7,754      546    7.04
   Interest-bearing deposits                 1,607         70     4.36        2,405       99     4.12        4,550      226    4.97
   FHLB common stock                         1,062         78     7.34          894       65     7.27          796
                                          --------    -------             ---------  -------             ---------  -------
Total interest-earning assets              125,585     10,339     8.23      120,700    9,725     8.06      116,010    9,441    8.14
Non-interest-earning assets                  3,286                            3,196                          3,242
                                          --------                        ---------                      ---------
                                          $128,871                        $ 123,896                      $ 119,252
         TOTAL                            ========                        =========                      =========

Liabilities and retained earnings:
Interest-bearing liabilities:
   Deposit accounts                       $ 84,357    $ 3,991     4.73%   $  76,819  $ 3,615     4.71%    $ 75,365  $ 3,614    4.80%
   FHLB advances                            20,119      1,200     5.96       16,481      988     5.99       13,248      800    6.04
                                          --------    -------             ---------  -------             ---------  -------
Total interest-bearing liabilities         104,476      5,191     4.97       93,300    4,603     4.93       88,613    4,414    4.98
Non-interest-bearing liabilities             3,183                            4,703                          3,082
Stockholder's equity                        21,212                           25,893                         27,557
                                          --------                        ---------                       --------
         TOTAL                            $128,871                        $ 123,896                       $119,252
                                          ========                        =========                       ========

Net interest income and interest                      $ 5,148     3.26%              $ 5,122      3.13%              $ 5,027   3.16%
    rate spread                                       =======                        =======                         =======

Net interest-earning assets
   and net interest margin                $ 21,109               4.10%    $ 27,400               4.24%    $ 27,397             4.33%
                                          ========                        ========                        ========
Ratio of interest-earning assets
   to interest-bearing liabilities                              120.2%                         129.37%                       130.92%

(1) Interest earned on tax-exempt investment securities has been adjusted to a tax-equivalent basis using the applicable combined federal and state rates of 34.00% and 7.50%, respectively, and reduced by the nondeductible portion of interest expense.

         In summary, the small increase in net interest income from 1997 to 1998 is primarily due to an increase in the average yield/rate on total interest-earning assets mitigated by a decline in volume during the same period of time. The total increase in net interest income from 1996 to 1997 is primarily attributable to an increase in volume mitigated by a decline in the average yield/rate during the same period. Table 2 shows the effect of variances in volume and rate on taxable-equivalent interest income, interest expense, and net interest income. The table shows that increases in net interest income were primarily due to rate in 1998 and volume in 1997.

TABLE 2
RATE / VOLUME ANALYSIS

                                                              1998                                         1997
                                             ----------------------------------------    ----------------------------------------
                                                                     Rate/                                        Rate/
                                              Volume      Rate      Volume       Net      Volume       Rate     Volume       Net
                                              ------      ----      ------       ---      ------       ----     ------       ---
                                                                             (dollars in thousands)
Interest income (tax-equivalent) on:
  Loans ..................................   $   972    $    85    $    10    $ 1,067    $   693    $  (205)   $   (19)   $   469
  Taxable investment securities ..........      (188)       (30)         6       (212)       (49)       (12)      --          (61)
  Tax-exempt investment securities .......      (245)        37        (17)      (225)       (40)        38         (2)        (4)
  Interest-bearing deposits ..............       (33)         6         (2)       (29)      (107)       (39)        19       (127)
  FHLB common stock ......................        12          1         --         13          7         --        --           7
                                             -------    -------    -------    -------    -------    -------    -------    -------
     Total interest income ...............       518         99         (3)       614        504       (218)        (2)       284
                                             -------    -------    -------    -------    -------    -------    -------    -------

  Deposit accounts .......................       355         19          2        376         70        (68)        (1)         1
  FHLB advances ..........................       218         (5)        (1)       212        195         (7)      --          188
                                             -------    -------    -------    -------    -------    -------    -------    -------
     Total interest expense ..............       573         14          1        588        265        (75)        (1)       189
                                             -------    -------    -------    -------    -------    -------    -------    -------

Increase (decrease) in net interest income   $   (55)   $    85    $    (4)   $    26    $   239    $  (143)   $    (1)   $    95
                                             =======    =======    =======    =======    =======    =======    =======    =======


Provisions for Loan Losses

         The provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level considered adequate to cover loan losses based on existing loan levels and types of loans outstanding, nonperforming loans, prior loan loss experience, industry standards, and general economic conditions. Provisions for loan losses totaled $96,000 in 1998 compared to $658,000 in 1997, and $96,000 in 1996. The unusually high provision in 1997 resulted primarily from the reprovision of the allowance for loan losses after charge offs of approximately $510,000 of loans to a single borrower in December of 1996. The Company received approximately $63,000 and $45,000 of recoveries from this single borrower during the years ended June 30, 1998 and 1997, respectively. In both 1998 and 1996, the provision for loan losses was recorded based primarily on loan portfolio growth.

Other Income

         Other income increased to $606,000 in 1998 compared to $225,000 in 1997 and $255,000 in 1996. In 1998 other income included a gain on sale of real estate owned and gains on sale of loans of $114,000 and $75,000, respectively, that were not present in 1997 or 1996. Other income included gains realized on the sale of investments and mortgage-backed securities of $6,000 in 1998 and losses realized on the sale of investments and mortgage-backed securities of $135,000 and $47,000 in 1997 and 1996, respectively. The net losses on the sale of investments and mortgage-backed securities in 1997 were primarily attributable to partial liquidation of invested conversion proceeds to facilitate payment of the special dividend in December 1996. Net losses were incurred in 1996 as management, in response to higher prevailing market interest rates, restructured the Company's investment portfolio to achieve higher yields in future periods. Other income also includes lower-of-cost-or-market adjustments on loans held-for-sale. In 1998 and 1997, the Bank recognized $36,000 and $4,000, respectively, in lower-of-cost-or-market recoveries resulting from the falling interest rate environment during the two years. This compares to $40,000 of lower-of-cost-or-market writedowns in 1996. Mortgage loan servicing fees were $63,000, $87,000 and $96,000 in 1998, 1997, and 1996, respectively. The decline in mortgage loan servicing fees is attributable to a decline in the Company's average loan servicing portfolio during this time. Other income was positively affected by the growth in customer service and other fees of $6,000 or 3.0% to $207,000 in 1998, and $26,000 or 14.9% to $201,000 in
1997 from $175,000 in 1996. This increase is attributable to increases in the volume of deposit accounts with the Bank and the implementation of a new deposit-related fee schedule in July 1996. "Other" other income increased to $105,000 in 1998 from $68,000 and $71,000 in 1997 and 1996, respectively. The increase is primarily attributable to the Company's former branch facility being leased for twelve months in 1998 compared to seven months in 1997.

Other Expenses

         Other expenses totaled $2,963,000 in 1998 compared to $4,716,000 and $2,449,000 in 1997 and 1996, respectively. Two large non-recurring expenses that occurred in the first and second quarters of fiscal year 1997 were the primary reason for the significant increase in other expenses from 1996 to 1997. First, in 1997, the Company recorded $1,702,000 of compensation expense related to the Company's employee stock ownership plan ("ESOP"), primarily associated with the release and allocation of approximately 126,000 shares of common stock of the Parent to participants of the ESOP during the second quarter of 1997. The special dividend paid on the Parent's stock on December 6, 1996 and management's decision to use the special dividends paid on the unallocated shares of the Parent's common stock held by the ESOP to pre-pay the ESOP loan from the Parent to the ESOP resulted in a significant portion of that share release, approximately 103,000 shares. As a result, approximately $1,428,000 of the ESOP-related compensation expense was deemed to be non-recurring in nature.

         The second non-recurring other expense in 1997 was the $487,000 one-time FDIC special assessment for the recapitalization of the SAIF. The assessment was levied on all depository institutions with SAIF-insured deposits and amounted to 65.7 basis points on assessable deposits as of March 31, 1995. The Company's quarterly FDIC premiums have decreased since the recapitalization of the SAIF.

         Without the effect of the non-recurring SAIF assessment and the non-recurring portion of ESOP-related compensation expense, other expenses would have totaled $2,801,000 in 1997, a $352,000 increase from 1996. Compensation and fringe benefits, excluding non-recurring items, increased by $371,000 to $1,724,000 in 1997 compared to $1,353,000 in 1996, primarily related to the ESOP and the Company's management recognition plan ("MRP"). The ESOP, which was established in conjunction with the Conversion in the middle of the prior fiscal year, provides a potentially higher level of retirement benefits to employees than the previous retirement plan. The recurring portion of ESOP-related compensation expense for 1997 totaled $274,000 compared to $179,000 recorded for 1996. Also contributing to the increase in compensation expense was $237,000 of amortization of deferred compensation associated with the MRP implemented August 29, 1996.

         Professional fees increased to $185,000 in 1998 from $129,000 in 1997. The increase is primarily attributable to fees paid for assistance in developing a strategic plan and branch feasibility studies for the Company in 1998.

         Other "other" expenses increased $121,000 to $529,000 in 1998 from $408,000 in 1997 due to increases in marketing expenses, employee education associated with the conversion to a new data center, and office supplies and forms. These increased expenses are mitigated by a $18,000 decrease in FDIC-insurance premiums to $53,000 for 1998 from $71,000 for 1997. Deposit insurance premiums decreased starting with the quarter ended December 31, 1996. The reduced level of FDIC-insurance premiums is anticipated to continue into the future.


Income Tax Expense


         The Company recorded income tax expense of $930,000 in 1998, compared to $317,000 in 1997 and $849,000 in 1996. The 1997 tax expense reflects the pre-tax loss and the fact that a significant portion of the ESOP-related compensation expense is not tax-deductible.

ANALYSIS OF FINANCIAL CONDITION

         Total assets increased 6.3% to $130.5 million at June 30, 1998 compared to $122.8 million at June 30, 1997. The primary contributor to the growth was an increase of 6.3% in net loans receivable to $106.5 million at June 30, 1998 from $100.2 million at June 30, 1997. Funding the majority of the loan growth was (1) a $5.0 million or 5.9% increase in deposits from June 30, 1997 to June 30, 1998 and (2) a $1.5 million or 9.1% increase in advances from the Federal Home Loan Bank during the same period.


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

         At June 30, 1998, the loan portfolio totaled $106.5 million and represented 81.6% of total assets. As mentioned above, during 1998 loans increased by $6.3 million or 6.3% . Loan originations increased to $50.0 million in 1998 from $33.2 million in 1997, largely in response to the Company's continued efforts to expand its loan programs into adjacent counties through increased marketing. As presented in Table 3, the relative composition of the loan portfolio continued to change in 1998 from prior years. One-to-four family loans increased as a percentage of the portfolio in the current year to 84.67% from 77.48% in 1997 and 73.58% in 1996. All other loan types decreased as a percentage of the portfolio from 1997 to 1998. The shift in the loan mix towards one-to-four family loans is attributable to the growth in the Hillsborough and surrounding market areas. Table 3 sets forth the composition of the loan portfolio at the dates indicated.

TABLE 3
TYPES OF LOANS

                                                                                      June 30,
                                 --------------------------------------------------------------------------------------------------
                                          1998                   1997                  1996               1995             1994
                                 -------------------    -------------------    ------------------  ---------------  ---------------
Real estate loans:                                                      (dollars in thousands)
   Residential 1-4 family        $  90,175    84.67%  $  77,621     77.48%   $ 67,095     73.58% $ 62,379  73.63% $ 59,842  73.22%
   Nonresidential real estate        6,795     6.38       6,649      6.64       8,818      9.67     8,623  10.18     7,574   9.27
   Home equity and other
      second mortgage               10,588     9.94      10,997     10.98      11,616     12.74    11,916  14.07    12,027  14.71
Construction                         7,552     7.09       9,638      9.62       5,026      5.51     1,805   2.13   2,769     3.39
                                 ---------    -----   ---------     -----    --------     -----  --------  -----  --------  -----
       Total real estate loans     115,110   108.08     104,905    104.72      92,555    101.50    84,723 100.01    82,212 100.59
Other installment loans                850     0.80       1,061      1.06       1,719      1.89     1,635   1.93     1,635   2.00
Less:
    Unearned fees and discounts        412     0.39         348      0.35         281      0.31       185   0.22       268   0.33
    Loans in process                 8,097     7.60       4,649      4.64       2,198      2.41       945   1.11     1,442   1.76
    Allowance for loan losses          951     0.89         796      0.79         608      0.67       515   0.61       404   0.50
                                 ---------    -----   ---------     -----    --------     -----  --------  -----  --------  -----
   Total reductions                  9,460     8.88       5,793      5.78       3,087      3.39     1,645   1.94     2,114   2.59
                                 ---------  --------   --------    ------    --------     -----  --------  -----  --------  -----

       Total loans, net          $ 106,500   100.00    $100,173    100.00    $ 91,187    100.00  $ 84,713 100.00  $ 81,733 100.00
                                 =========  =======    ========    ======    ========    ======  ======== ======    ====== ======


         In order to protect the Company's net interest margin, management has, as part of its interest rate risk management program, placed an emphasis on maintaining adjustable rate mortgage loans and home equity lines of credit in its portfolio. This strategy has resulted in more consistent net interest income and lower net interest income sensitivity than experienced by most traditional fixed-rate residential mortgage lenders. In 1998 the Company sold approximately $10.0 million in fixed rate mortgage loans in the secondary market. In 1997 and 1996, the Company did not sell any of its mortgage loan production into the secondary market as sufficient liquidity and interest rate protection was provided through the investment of conversion proceeds in shorter term investments. In the future the Company expects to sell selected current loan production to both provide for sufficient liquidity and protection of the net interest margin.

         The following table sets forth the time to contractual maturity of the Company's loan portfolio at June 30, 1998. All loans, fixed and floating, are shown as due in the period of contractual maturity. Demand loans, loans having no stated maturity and overdrafts are reported as due in one year or less. The table does not include prepayments or scheduled principal repayments. Amounts in the table are net of loans in process and are net of unamortized loan fees.

TABLE 4
LOAN MATURITIES

                                                                    June 30, 1998
                                    --------------------------------------------------------------------------
                                                     Over 1       Over 3      Over 5
                                     One Year        Year to     Years to    Years to      Over 10
                                      Or Less        3 Years      5 Years    10 Years       Years        Total
                                    ---------    ----------    ---------    ---------    ---------    ---------
Real estate loans:                                             (dollars in thousands)
  Residential 1-4 family
     Fixed .....................    $      12     $      97    $     264    $   3,097    $  51,287    $  54,757
     Floating ..................          100           161          547        4,106       26,950       31,864
  Nonresidential real estate
     Fixed .....................            1          --             14          423        1,215        1,653
     Floating ..................          200           249          735        1,944        2,274        5,402
  Home equity and other second
    mortgage
     Fixed .....................           59             6         --           --           --             65
     Floating ..................           89           577        2,858        6,302           11        9,837
  Construction
     Fixed .....................         --            --           --           --           --           --
     Floating ..................        1,958          --            286         --            773        3,017
                                    ---------     ---------    ---------    ---------    ---------    ---------
         Total real estate loans        2,419         1,090        4,704       15,872       82,510      106,595

Other installment loans:
     Fixed .....................          219           346          169           53           69          856
     Floating ..................         --            --           --           --           --           --

Less:
  Allowance for loan losses ....         (951)         --           --           --           --           (951)
                                    ---------     ---------    ---------    ---------    ---------    ---------

       Total loans, net ........    $   1,687     $   1,436    $   4,873    $  15,925    $  82,579    $ 106,500
                                    =========     =========    =========    =========    =========    =========

Asset Quality and Allowance for Loan Losses

         The   following   table  sets  forth   information   with   respect  to
nonperforming assets, including nonaccrual loans and real estate owned, and risk assets at the dates indicated.

TABLE 5
SUMMARY OF NONPERFORMING AND RISK ASSETS

                                                                                       June 30,
                                                            ----------------------------------------------------------------
                                                              1998          1997          1996          1995          1994
                                                            --------      --------      --------      --------      --------
                                                                                (dollars in thousands)
Total nonaccrual loans                                      $    928      $    803      $    758      $     30      $    139
Total restructured loans                                        --            --            --            --            --
                                                            --------      --------      --------      --------      --------
      Total nonperforming loans                                  928           803           758            30           139
                                                            --------      --------      --------      --------      --------
Real estate owned                                               --            --            --            --             161
                                                            --------      --------      --------      --------      --------
       Total nonperforming assets                           $    928      $    803      $    758      $     30      $    300
 Accruing loans, delinquent 90 days or more                     --             244           301           571            41
                                                            --------      --------      --------      --------      --------
      Total risk assets                                     $    928      $  1,047      $  1,059      $    601      $    341
                                                            ========      ========      ========      ========      ========


Nonperforming loans to total loans, net                         0.87%         0.80%         0.83%         0.04%         0.17%
Nonperforming assets to total assets
                                                                0.71          0.65          0.59          0.03          0.31
Risk assets to total assets
                                                                0.71          0.85          0.82          0.58          0.35
Allowance for loan losses to:
    Total nonperforming assets                                  1.02x         0.99x         0.80x        17.17x         1.35x

    Total risk assets                                           1.02x         0.76x         0.57x         0.86x         1.18x

Total assets                                                $130,541      $122,761      $128,711      $104,013      $ 97,368
Total loans, net                                             106,500       100,173        91,187        84,713        81,733
Allowance for loan losses                                        951           796           608           515           404

         Nonperforming assets increased to $928,000 at June 30, 1998 compared to $803,000 and $758,000 at June 30, 1997 and 1996, respectively. Nonperforming and risk assets at June 30, 1998 are primarily composed of small loans secured by residential real estate totaling $858,000. The remainder of nonperforming and risk assets are composed of smaller installment and line of credit loans. At June 30, 1997, nonperforming assets are comprised of one large credit totaling $461,000 secured by commercial real estate and several smaller credits secured by residential real estate where the borrowers have declared Chapter 13 bankruptcy. Management has reviewed the collateral for nonaccrual loans and believes that collateral values related to the nonperforming loans exceed the loan balances. Management has included this review among the factors considered in the evaluation of the allowance for possible loan losses as discussed below.

         At June 30, 1998 and 1997, the recorded investment in loans that are considered to be impaired under Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114") was $118,000 and $119,000, respectively. There were no impaired loans in non-accrual status at June 30, 1998 and 1997. There was no related allowance for credit losses associated with these loans as determined in accordance with SFAS No.
114. The average  recorded  investment  in impaired  loans during the year ended
June 30, 1998 and 1997 was approximately $118,500 and $121,000. The Company recognized interest income on the impaired loans of approximately $9,500 and $9,700 during the year ended June 30, 1998 and 1997, respectively.

         The allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. The adequacy of the allowance for loan losses and the related provision are based upon management's evaluation of the risk characteristics of the loan portfolio under current economic conditions. Among the factors determining the level of the allowance are loan growth, projected net charge offs, delinquency trends, the financial condition of borrowers, collateral values, the amount of nonperforming and past due loans, and current and anticipated economic conditions. Management believes that the allowance for loan losses is adequate. While management uses all available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

         The provision for loan losses is calculated and charged to earnings to maintain the total allowance for loan losses at a level considered adequate to cover potential loan losses based on an analysis of existing loan levels, types of loans outstanding, nonperforming loans, prior loan loss experience, industry standards and general economic conditions. Provisions for loan losses were $96,000 in 1998, compared to $658,000 in 1997, and $96,000 in 1996. The unusually high provision in 1997 resulted primarily from the charge off of approximately $510,000 of loans to a single borrower in December 1996. No further charge offs related to this borrower have occurred or are anticipated at this time. The Company received approximately $63,000 and $45,000 of recoveries from this single borrower during 1998 and 1997, respectively. In both 1998 and 1996, the provision for loan losses was recorded based primarily on loan portfolio growth. At this time, management is unaware of any significant potential problem loans except as noted above or any other concentrations of credit risk which may exist in the portfolio.

         The following tables describe the activity related to the allowance for loan losses and the allocation of the allowance for loan losses to various categories of loans for the periods indicated.


TABLE 6
ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

                                                                 Year Ended June 30,
                                               -----------------------------------------------------
                                                1998        1997        1996        1995        1994
                                                ----        ----        ----        ----        ----
                                                                (dollars in thousands)

Balance, beginning of period                     796       $ 608       $ 515       $ 404       $ 317
Provision for loan losses                         96         658          96         120          87
Charge-offs                                       (8)       (519)         (4)        (14)         (4)
Recoveries                                        67          49           1           5           4
                                               -----       -----       -----       -----       -----
Balance, end of period                         $ 951       $ 796       $ 608       $ 515       $ 404
                                               =====       =====       =====       =====       =====
Allowance as a percentage of loans              0.89%       0.79%       0.66%       0.60%       0.49%

TABLE 7
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                     Year Ended June 30,
                                          -----------------------------------------
                                          1998     1997     1996     1995      1994
                                          ----     ----     ----     ----      ----
                                                   (dollars in thousands)
Residential 1-4 family                    $533     $382     $256     $216     $170
Nonresidential real estate                 124      233      170      155      121
Home equity and other second mortgage      142       83       97       82       65
Construction                                95       54       36       16       12
                                          ----     ----     ----     ----     ----
     Total real estate loans               894      752      559      469      368
Other installment loans                     57       44       49       46       36
                                          ----     ----     ----     ----     ----
     Total allowance for loan losses      $951     $796     $608     $515     $404


     The allocation of the allowance for loan losses to the respective loan classifications is not necessarily indicative of future losses or future allocations. Refer to Table 3 for percentages of loans in each category to total loans.

Investment Securities

         Interest and dividend income from investment securities generally provides the second largest source of income to the Company after interest on loans. The Company's portfolio of investment securities includes U.S. government and agency securities, mortgage-backed securities, and obligations of states and local governments. The mortgage-backed securities consist of mortgage-backed securities issued by the Federal National Mortgage Association ("FNMA").

         Investment securities increased $2.8 million to $17.0 million at June 30, 1998 from $14.2 million at June 30, 1997. This increase is attributable to normal growth to meet the Company's liquidity and growth needs. Approximately 81% of the Company's investment portfolio is classified as available-for-sale in order to provide flexibility to meet liquidity needs. Generally securities issued by the state of North Carolina and local municipalities in North Carolina are the only ones classified by the Company as held-to-maturity. At June 30, 1998, net unrealized gains of $126,000 were included in the carrying value of securities classified available-for-sale compared to net unrealized losses of $138,000 on such securities at June 30, 1997. These net unrealized gains and losses are the result of fluctuations in market interest rates rather than concerns about the issuers' ability to meet their obligations.

         Table 8 shows maturities of investment securities held by the Company at June 30, 1998 and the weighted average tax-equivalent yields for each type of security and maturity. Additional information about the Company's investment securities as of June 30, 1998 and 1997 is presented in Note 2 of the notes to the consolidated financial statements.


TABLE 8
INVESTMENT SECURITIES - MATURITY/YIELD SCHEDULE

                                                                   More than               More than
                                  One year or Less            1 Year to 5  Years       5 years to 10 years          Over 10 Years
                                 -------------------        --------------------       -------------------        ------------------
                                            Weighted                   Weighted                  Weighted                  Weighted
                                 Carrying    Average        Carrying     Average       Carrying    Average        Carrying   Average
                                   Value      Yield           Value       Yield          Value      Yield           Value      Yield
                                   -----      -----           -----       -----          -----      -----           -----      -----
Available-for-sale:                                                      (dollars in thousands)
U.S. government and agency        $  755      6.69%          $ 2,756      6.44%         $ 4,517     6.70%          $     -        -%
State and local government (1)         -         -                 -         -                -        -             1,052     8.52
Mortgage-backed securities (2)         -         -             3,013      6.44            1,165     7.09               517     6.55
                                  ------      ----           -------      ----          -------     ----           -------     ----
   Total available-for-sale       $  755      6.69           $ 5,769       6.44         $ 5,682     6.78           $ 1,569     7.86
                                  ------      ----           -------      ----          -------     ----           -------     ----

Held-to-maturity:
U.S. government and agency        $    -         - %         $     -          -%        $     -       - %          $     -        -%
State and local  government (3)       76      5.53             1,773       6.58             709     7.88               692     7.78
Mortgage-backed securities                       -                 -          -               -        -                 -        -
                                       -         -                 -          -               -        -                 -        -
                                  ------      ----           -------      ----          -------     ----           -------     ----
   Total held-to-maturity         $   76      5.53           $ 1,773       6.58         $   709     7.88           $   692     7.78
                                  ------      ----           -------      ----          -------     ----           -------     ----

Total investments,
    at carrying value             $  831                     $ 7,542                    $ 6,391                    $ 2,261
                                  ======                     =======                    =======                    =======

                                                 Total
                                          ------------------
                                                    Weighted
                                          Carrying   Average
                                            Value      Yield
                                          ---------    -----
Available-for-sale:

U.S. government and agency                 $  8,028     6.61%
State and local government (1)                1,052     8.52
Mortgage-backed securities (2)                4,695     6.61
                                           --------     ----
    Total available-for-sale               $ 13,775     6.75
                                           --------     ----

Held-to-maturity:
U.S. government and agency                 $      -        -%
State and local  government (3)               3,250     7.10
Mortgage-backed securities                        -        -
                                           --------     ----
   Total held-to-maturity                  $  3,250     7.10
                                           --------     ----
Total investments,
    at carrying value                      $ 17,025
                                           ========

(1) Yields are stated on a taxable equivalent basis assuming statutory tax rates of 34% for federal and 7.50% for state purposes. Book yields without regard to tax-equivalent adjustments are: over ten years, 5.63%; total 5.63%.
(2) Mortgage-backed securities are shown at their weighted average expected life obtained from an outside evaluation of the average remaining life of each security based on historic prepayment speeds of the underlying mortgages at June 30, 1998.
(3) Yields are stated on a taxable equivalent basis assuming statutory tax rates of 34% for federal and 7.50% for state purposes. Book yields without regard to tax- equivalent adjustments are: one year or less, 3.65%; one to five years, 4.79%; six to ten years, 5.20%, over ten years, 5.13%; total, 4.92%.


         In addition to the investment securities discussed above, the Company also earns interest on its correspondent bank account at the Federal Home Loan Bank ("FHLB") of Atlanta and dividends on its FHLB stock. The Bank is required to maintain, as a condition of membership, an investment in stock of the FHLB of Atlanta equal to the greater of 1% of its outstanding home loan balances or 5% of its outstanding advances. No ready market exists for such stock, which is carried at cost. As of June 30, 1998, the Company's investment in stock of the FHLB of Atlanta was $1,152,000.

Funding Sources

         Deposits are the primary source of the Company's funds for lending and other investment purposes. The Company attracts both short-term and long-term deposits from the general public by offering a variety of accounts and rates including savings accounts, NOW accounts, money market accounts, and fixed interest rate certificates with varying maturities. General interest rates, economic conditions, and competitive market conditions significantly influence deposit inflows and outflows. As competition for deposits has increased both from larger financial institutions in the Company's local market place and from mutual funds and other investments, borrowings have provided an additional source of funding. Borrowed funds provide liquidity and assist the Company in matching interest rates on its assets and liabilities as interest rates on most borrowed funds are fixed and therefore more predictable than the rates on deposits, which are subject to change based upon market conditions and other factors.


Deposits

         Deposits totaled $89.8 million at June 30, 1998 compared to $84.9 million at June 30, 1997, and $73.4 million at June 30, 1996. The following table sets forth certain information regarding the Company's average savings deposits for the last three years.

TABLE 9
AVERAGE DEPOSITS

                                                     1998                          1997                        1996
                                           ----------------------        ----------------------        ---------------------
                                              Average    Average           Average      Average        Average       Average
                                              Amount       Rate            Amount         Rate          Amount         Rate
                                              ------       ----            ------         ----          ------         ----
                                                                          (dollars in thousands)
Interest-bearing checking accounts         $    6,930       1.04%        $   6,011        1.48%        $  6,412        1.84%
Savings and money market deposits              23,610       3.68            20,050        3.36           18,980        3.22
Certificates of deposit                        53,817       5.67            50,758        5.62           49,973        5.78
                                           ----------       ----         ---------        ----         --------        ----
   Total interest-bearing deposits             84,357       4.73            76,819        4.71           75,365        4.80
Non-interest-bearing deposits                   2,291          -             1,901           -            1,856           -
                                           ----------       ----         ---------        ----         --------        ----
     Total deposits                        $   86,648       4.61         $  78,720        4.59         $ 77,221        4.68
                                           ----------       ----         ---------        ----         --------        ----

         As of June 30, 1998, the Company held $9,556,000 in time certificates of deposit of $100,000 or more. Maturities of certificates of deposits of $100,000 or more at June 30, 1998 were as follows: three months or less, $1,663,000; over three months through six months, $3,976,000; over six months through twelve months, $1,925,000; over twelve months through twenty-four months, $1,655,000; and over twenty-four months, $337,000.

Borrowings

         The Company's principal source of long-term borrowings are advances from the FHLB of Atlanta. As a requirement for membership, the Bank is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances on the security of that stock and a floating lien on its 1-4 family residential mortgage loans. Each credit program has its own interest rate and range of maturities. At June 30, 1998, FHLB of Atlanta advances totaled $18.0 million compared to $16.5 million at June 30, 1997. Additional information on borrowings is provided in Note 6 of the notes to the consolidated financial statements.


Liquidity and Interest Rate Risk Management

         Liquidity is the ability to raise funds or convert assets to cash in order to meet customer and operating needs. The Company's primary sources of liquidity are its portfolio of investment securities available-for-sale, principal and interest payments on loans and mortgage-backed securities, interest income from investment securities, maturities of investment securities held-to-maturity, increases in deposits, and advances from the FHLB of Atlanta. At June 30, 1998, the Bank had $12,000,000 of credit available from the FHLB of Atlanta that would be collateralized by a blanket lien on qualifying loans secured by first mortgages on 1-4 family residences. Additional amounts may be made available under this blanket floating lien or by using investment securities as collateral. Management believes that it will have sufficient funds available to meet its anticipated future loan commitments as well as other liquidity needs.

         Interest rate risk is the sensitivity of interest income and interest expense to changes in interest rates. Management has structured its assets and liabilities in an attempt to protect net interest income from large fluctuations associated with changes in interest rates. Table 10 shows the amount of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1998 which are projected to reprice or mature in each of the future time periods shown. At June 30, 1998, the Company had a cumulative one year liability-sensitive gap position of $9.0 million or 7.09% of interest-earning assets. This generally indicates that net interest income would experience downward pressure in a rising rate environment and would increase in a declining rate environment, as interest-sensitive liabilities would generally reprice faster than interest-sensitive assets.

         It should be noted that this table reflects the interest-sensitivity of the balance sheet as of a specific date and is not necessarily indicative of future results. Because of this and other limitations, management also monitors interest rate sensitivity through the use of a model which estimates the change in net portfolio value and net interest income in response to a range of assumed changes in market interest rates. Based on interest sensitivity measures as of June 30, 1998, management believes that its interest rate risk is at an acceptable level.

TABLE 10
INTEREST SENSITIVITY

                                                                                   June 30, 1998
                                                 ---------------------------------------------------------------------------------
                                                                              More than      More than
                                                 3 Months       4 to 12       1 Year to     3 Years to        Over
                                                  Or Less        Months        3 Years        5 Years       5 Years         Total
                                                  --------      --------       --------       --------      --------      --------
Interest-earning assets:                                                        (dollars in thousands)
   Loans receivable                               $ 16,087      $ 29,666       $ 28,378       $ 12,456      $ 20,864      $107,451
   Interest-bearing deposits                         1,821            --             --             --            --         1,821
   Investment securities (1)                           402         3,435          1,559          1,795         9,834        17,025
   FHLB common stock                                    --            --
                                                        --            --             --             --         1,152         1,152
                                                  --------      --------       --------       --------      --------      --------
       Total interest-earning assets              $ 18,310      $ 33,101       $ 29,937       $ 14,251      $ 31,850      $127,449
                                                  ========       ========       ========      ========      ========      ========

Interest-bearing liabilities
   Deposits:
     Fixed maturity deposits                      $  9,445      $ 32,634       $ 10,885       $  1,232      $     --      $ 54,196
     Savings and money market accounts               4,058        10,312         10,312          4,058         4,060        32,800
                                                  --------      --------       --------       --------      --------      --------
       Total deposits                               13,503        42,946         21,197          5,290         4,060        86,996
   FHLB advances                                     2,000         2,000          1,000          1,000        12,000        18,000
                                                  --------      --------       --------       --------      --------      --------
       Total interest-bearing liabilities         $ 15,503      $ 44,946       $ 22,197       $  6,290      $ 16,060      $104,996
                                                  ========      ========       ========       ========      ========      ========

Interest sensitivity gap per period               $  2,807      $(11,845)      $  7,740       $  7,961      $ 15,790      $ 22,453
Cumulative interest sensitivity gap                  2,807        (9,038)        (1,298)         6,663        22,453        22,453
Cumulative gap as a percentage of
   total interest-earning assets                      2.20%        (7.09)%        (1.02)%         5.23%        17.62%        17.62%
Cumulative interest-earning assets as a
   percentage of interest-bearing liabilities       118.11%        85.05%         98.43%       111.19%       121.38%       121.38%

(1) Includes investment and mortgage-backed securities



This table was prepared using the assumptions regarding loan prepayment rates, loan repricing and deposit decay rates which are used by the Company in making its gap computations. These assumptions should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Company. However, management believes that these assumptions approximate actual experience.

Market Risk

         Market risk reflects the risk of economic loss resulting from adverse changes in market price and interest rates. This risk of loss can be reflected in diminished current market values and/or reduced potential net interest income in future periods.

         The Company's market risk arises primarily from interest rate risk inherent in its lending and deposit-taking activities. The structure of the Company's loan and deposit portfolios is such that a significant decline in interest rates may adversely impact net market values and net interest income. The Company does not maintain a trading account nor is the Company subject to currency exchange risk or commodity price risk. Interest rate risk is monitored as part of the Company's asset/liability management function, which is discussed in "Liquidity and Interest Rate Risk Management" above.

         Table 11 presents information about the contractual maturities, average interest rates and estimated fair values of financial instruments considered market risk sensitive at June 30, 1998.

TABLE 11
MARKET RISK ANALYSIS OF FINANCIAL INSRUMENTS

                                       Contractual Maturities at June 30, 1998
                              -------------------------------------------------------------------
                                                                                           Beyond                 Average  Estimated
                                                                                            Five                 Interest     Fair
                                 1999        2000        2001        2002        2003       Years       Total      Rate       Value
                              --------    --------    --------    --------    --------    --------    --------     ----    --------
Financial Assets
  Debt securities (2)         $    828    $    815    $    306    $    616    $  5,808    $  8,652    $ 17,025     6.90%   $ 17,106
   Loans (3):
    Fixed rate                     213         196         389         262         332      52,221      53,613     8.28      55,713
    Variable rate                2,299         237         613       1,425       3,156      46,520      54,250     8.70      51,270
                              --------    --------    --------    --------    --------    --------    --------     ----    --------
          Total               $  3,340    $  1,248    $  1,308    $  2,303    $  9,296    $107,393    $124,888     8.27    $124,089
                              ========    ========    ========    ========    ========    ========    ========     ====    ========

Financial Liabilities
  Savings, NOW and MMDA       $ 32,800    $     --    $     --    $     --    $     --    $     --    $ 32,800     3.18    $ 31,734
  Fixed rate certificates       42,107       9,719       1,139       1,231          --          --      54,196     5.67      54,570
       of deposit
  Advances from the Federal
       Home Loan Bank            5,000       2,000          --       1,000       9,000       1,000      18,000     5.96      17,940
                              --------    --------    --------    --------    --------    --------    --------     ----    --------
          Total               $ 79,907    $ 11,719    $  1,139    $  2,231    $  9,000    $  1,000    $104,996     4.97    $104,244
                              ========    ========    ========    ========    ========    ========    ========     ====    ========

(1) The average interest rate related to debt securities is stated on a fully taxable basis, assuming a 34% federal income tax rate and applicable state income tax rate, reduced by the nondeductible portion of interest expense.
(2)    Debt securities are reported on the basis of amortized cost.
(3) Nonaccrual loans are included in the balance of loans. The allowance for loan loss and unearned fees and discounts are excluded.

Capital Resources


         Stockholders' equity increased from $20,416,000 at June 30, 1997 to $21,606,000 at June 30, 1998.

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

         At June 30, 1998 and 1997, the Bank was in compliance with all of the aforementioned capital requirements of both the FDIC and the Administrator and is deemed to be "well-capitalized". Refer to note 8 to the consolidated financial statements for additional discussion of the Bank's capital resources.


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

Year 2000 Issue


         The Company recognizes and is addressing the potentially severe implications of the "Year 2000 Issue." The "Year 2000 Issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations as the Year 2000 approaches. This issue is caused by the fact that many of the world's existing computer programs use only two digits to identify the year in the date field of a program. These programs were designed and developed without considering the impact of the upcoming change in the century and could experience serious malfunctions when the last two digits of the year change to "00" as a result of identifying a year designated "00" as the year 1900 rather than the Year 2000. This misidentification could prevent the Company from being able to engage in normal business operations, including, among other things, miscalculating interest accruals and the inability to process customer transactions. Because of the potentially serious ramifications of the Year 2000 Issue, the Company is taking the Year 2000 Issue very seriously. The Company formed a Year 2000 Committee, which is comprised of a cross-section of the Company's employees, in November of 1997. This Committee is leading the Company's Year 2000 efforts to ensure that the Company is properly prepared for the Year 2000. The Company's Board of Directors has approved a plan submitted by the Year 2000 Committee that was developed in accordance with guidelines set forth by the Federal Financial Institutions Examination Council. This plan, which is described in further detail on the following page, has five primary phases related to internal Year 2000 compliance:

1. Awareness - this phase is ongoing and is designed to inform the Company's Board of Directors (the "Board") and Executive management ("Management"), employees, customers and vendors of the impact of the Year 2000 Issue. The awareness phase is an ongoing one that is designed to provide ongoing information about the Year 2000 issue to the Board of Directors, Management, employees and customers. Since December of 1997 the Board has been apprised of the Company's efforts at their regular meetings. In addition, all customers were updated with respect to the Company's Year 2000 efforts through a mailing sent in June of 1998.

2. Assessment - during this phase an inventory was conducted of all known Company processes that could reasonably be expected to be impacted by the Year 2000 Issue and their related vendors, if applicable. This inventory of processes and vendors included not only typical computer processes such as the Company's transaction applications systems, but all known processes that could be impacted by micro-chip malfunctions. These include but are not limited to the Company's alarm system, phone system, check ordering process, and ATM network. The Company inventoried all the systems listed above in December of 1997 and performed an initial assessment of potential risks from either under or nonperformance arising from incorrect processing and usage of dates after December 31, 1999. At this time the Company had already made the decision to convert in February of 1998 to a new computer service provider for processing all loan, deposit and general ledger transactions. In conjunction with the conversion, the Company purchased and installed new computers, printers and related software in January of 1998. New hardware and software for a local area network was also purchased and installed in January of 1998. The total cost of the hardware and software purchased by the Company in fiscal 1998 totaled $296,000 and was capitalized. Most of the hardware and software purchased by the Company either is Year 2000 compliant or will be with minor modifications or upgrades. The assessment phase is complete, although it is updated periodically as necessary.

3. Renovation and/or replacement - this phase includes programming code enhancements, hardware and software upgrades, system replacements, vendor certification and any other changes necessary to make any hardware, software and other equipment Year 2000 compliant. The Company does not perform in-house programming, and thus is dependent on external vendors to ensure and modify, if needed, the hardware, software or other services it provides to the Company for Year 2000 compliance. As a result of the assessment performed above, the Company contacted all third party vendors, requested documentation regarding their Year 2000 compliance efforts, and analyzed their responses. The responses from third party vendors generally include an overview of renovation efforts to their systems that the Company utilizes. In addition, some third party software vendors have notified the Company that upgrades of their software will be necessary to ensure reliable and accurate Year 2000 processing. One third party computer vendor (the "primary service provider") processes, either directly, or indirectly through other computer vendors, all loan, deposit and general ledger transactions. The primary service provider has notified the Company that the renovation and replacement of their systems is complete and has been tested for Year 2000 compliance.

4. Testing - The next phase for the Company under the plan is to complete a comprehensive testing of all known processes. As noted in the renovation and/or replacement phase above, the Company's primary service provider has already tested their system for Year 2000 compliance. The next step, which is scheduled for the first and second quarters of fiscal 1999, is to test the Company's network and core service provider software applications and hardware. The Company has performed Year 2000 testing of all employee computer work stations, and all but one are Year 2000 compliant. The testing of the remainder of the Company's processes is expected to be substantially complete by the end of the second quarter of fiscal 1999.

5. Implementation - this phase will occur when Year 2000 processing commences. On some applications the Company is already entering dates greater than December 31, 1999 into their systems. In these situations no adverse events have been noted. The significant part of the implementation phase will occur after December 31, 1999. The Company is in the process of developing contingency plans for processes that do not process information reliably and accurately after December 31, 1999. The contingency plans for all systems should be substantially complete by the end of the second quarter of fiscal 1999.

         The Company is also in the process of assessing the year 2000 readiness of significant borrowers and depositors. In the second quarter of 1999 the Company plans on making a list of significant borrowers and depositors. Customers who the Company has Year 2000 concerns about will be counseled on the Year 2000 issue and urged to take corrective action. Since the majority of the Company's loans are to individuals and secured by one to four family residences this step is not expected to require a significant amount of time or resources.

         Excluding the hardware and software purchases noted above, the Company expensed $2,000 on Year 2000 costs in fiscal 1998. Based on an analysis of projected expenses performed in the last quarter of fiscal 1998, the total cost of the Year 2000 project is currently estimated at $50,000. Funding of the Year 2000 project costs will come from normal operating cash flow, however the expenses associated with the Year 2000 Issue will directly reduce otherwise reported net income for the Company.

         Management of the Company believes that the potential effects on the Company's internal operations of the Year 2000 Issue can and will be addressed prior to the Year 2000. However, if required modifications or conversions are not made or are not completed on a timely basis prior to the Year 2000, the Year 2000 Issue could disrupt normal business operations. The most reasonably likely worst case Year 2000 scenarios foreseeable at this time would include the Company temporarily not being able to process, in some combination, various types of customer transactions. This could affect the ability of the Company to, among other things, originate new loans, post loan payments, accept deposits or allow immediate withdrawals, and, depending on the amount of time such a scenario lasted, could have a material adverse effect on the Company. Because of the serious implications of these scenarios, the primary emphasis of the Company's Year 2000 efforts is to correct, with complete replacement if necessary, any systems or processes whose Year 2000 test results are not satisfactory prior to the Year 2000. Nevertheless, should one of the most reasonably likely worst case scenarios occur in the Year 2000, the Company, as noted above, is in the process of formalizing a contingency plan that would allow for limited transactions, including the ability to make certain deposit withdrawals, until the Year 2000 problems are fixed. The costs of the Year 2000 project and the date on which the Company plans to complete Year 2000 compliance are based on management's best estimates, which were derived using numerous assumptions of future events such as the availability of certain resources (including internal and external resources), third party vendor plans and other factors. However, there can be no guarantee that these estimates will be achieved at the cost disclosed or within the timeframe indicated, and actual results could differ materially from these plans. Factors that might affect the timely and efficient completion of the Company's Year 2000 project include, but are not limited to, vendors' abilities to adequately correct or convert software and the effect on the Company's ability to test its systems, the availability and cost of personnel trained in the Year 2000 area, the ability to identify and correct all relevant computer programs and similar uncertainties.

Accounting Issues

         The Company prepares its consolidated financial statements and related disclosures in conformity with standards established by, among others, the Financial Accounting Standards Board (the "FASB"). Because the information needed by users of financial reports is dynamic, the FASB frequently has new rules and proposed new rules for companies to apply in reporting their activities. The following discussion addresses such changes as of June 30, 1998 that will affect the Company's future reporting.

         In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share". SFAS 128 establishes standards of computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings per Share", and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement of all prior period EPS data presented. The Company adopted SFAS 128 in fiscal year and made the required disclosures.

         In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129 ("SFAS 129"), "Disclosure of Information about Capital Structure". SFAS 129 establishes standards for disclosing information about an entity's capital structure and is applicable to all entities. It contains no change in disclosure requirements for entities that were previously subject to the requirements of APB Opinion No. 10, "Omnibus Opinion - 1966", APB Opinion No. 15, "Earnings Per Share", and Statement of Financial Accounting Standards No. 47, "Disclosure of Long-Term Obligations". SFAS 129 is effective for financial statements for periods ending after December 15, 1997. The Company adopted SFAS 129 in fiscal year 1998 without any impact on its consolidated financial statements.

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

         In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for the way that public businesses report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is effective for financial statements for periods beginning after December 15, 1997 and in the initial year of application, comparative information for earlier years is to be restated. The Company plans to adopt SFAS 131 in fiscal year 1999 without any significant impact on its consolidated financial statements as it operates as one segment.

         In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 ("SFAS 132"), "Employers Disclosures about Pensions and Other Postretirement Benefits". This statement standardizes the disclosure requirements of pensions and other postretirement benefits. This statement does not change any measurement or recognition provisions, and thus will not materially impact the Company. This statement is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS 132 in fiscal year 1999 without any significant impact on its consolidated financial statements.

         In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company plans to adopt SFAS 133 in fiscal year 2000 without any impact on its consolidated financial statements as the Company does not have any derivative financial instruments and is not involved in any hedging activities.

Forward Looking Statements

         The foregoing discussion may contain statements that could be deemed forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act, which statements are inherently subject to risks and uncertainties. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expect," "believe," "estimate," "plan," "project," or other statements concerning opinions or judgment of the Company and its management about future events. Factors that could influence the accuracy of such forward-looking statements include, but are not limited to, the financial success or changing strategies of the Company's customers, actions of government regulators, the level of market interest rates, and general economic conditions.

                          INDEPENDENT AUDITORS' REPORT









The Board of Directors and Stockholders
Piedmont Bancorp, Inc.:


We have audited the accompanying consolidated balance sheets of Piedmont Bancorp Inc. and subsidiary as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Piedmont Bancorp, Inc. and subsidiary as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.



                                                        /s/KPMG Peat Marwick LLP
                                                        ------------------------
                                                           KPMG Peat Marwick LLP




Raleigh, North Carolina
July 21, 1998

                                    CONSOLIDATED BALANCE SHEETS
                                       June 30, 1998 and 1997

                                                                             1998          1997
                                                                           ---------     ---------
                                                                            (dollars in thousands)
ASSETS

Cash                                                                       $     823     $     879
Interest-bearing deposits in other financial institutions                      1,821         3,766
Investment securities (note 2):
   Available-for-sale (cost:  $13,649 in 1998 and
       $11,004 in 1997)                                                       13,775        10,866
   Held-to-maturity (market value: $3,331 in 1998
       and $3,395 in 1997)                                                     3,250         3,341
Loans receivable (net of allowance for loan losses of
     $951 in 1998 and $796 in 1997) (note 3)                                 106,500       100,173
Federal Home Loan Bank stock, at cost                                          1,152           920
Premises and equipment (note 4)                                                1,414         1,205
Prepaid expenses and other assets (note 9)                                     1,806         1,611
                                                                           ---------     ---------
                Total assets                                               $ 130,541     $ 122,761
                                                                           =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (note 5):
     Demand, non-interest bearing                                              2,844         2,074
     Savings, NOW and MMDA                                                    32,800        28,594
Certificates of deposit                                                       54,196        54,192
                                                                           ---------     ---------

                                                                              84,840        84,860
Advances from the Federal Home Loan Bank (note 6)                             18,000        16,500
Accrued expenses and other liabilities                                         1,095           985
                                                                           ---------     ---------
                Total liabilities                                            108,935       102,345
                                                                           ---------     ---------
Stockholders' Equity (note 8):
Preferred stock, no par value, 5,000,000 shares authorized;
   none issued                                                                  --            --
Common stock, no par value, 20,000,000 shares authorized;
   2,750,800 shares issued and outstanding as of June 30,
   1998 and 1997                                                               9,121         9,143
Unearned ESOP shares                                                            (679)         (933)
Unamortized deferred compensation                                               (953)       (1,269)
Unallocated restricted stock                                                     (61)          (21)
Retained earnings, substantially restricted (note 9)                          14,101        13,580
Unrealized holding gains (losses) on available-for-sale securities, net           77           (84)
                                                                           ---------     ---------
                Total stockholders' equity                                    21,606        20,416
                                                                           ---------     ---------

Commitments and contingencies (note 3)
                 Total liabilities and stockholders' equity                $ 130,541     $ 122,761
                                                                           =========     =========

See accompanying notes to consolidated financial statements.

                                  CONSOLIDATED STATEMENTS OF INCOME
                              Years ended June 30, 1998, 1997 and 1996


                                                                   1998        1997        1996
                                                                  -------     -------     -------
                                                                        (dollars in thousands,
                                                                      except per share data)
Interest income:
     Interest on loans                                            $ 9,127    $ 8,060     $ 7,591
     Interest on deposits in other financial institutions              70         99         226
     Interest and dividends on investment securities:
         Taxable                                                      825      1,024       1,078
         Non-taxable                                                  195        352         353
                                                                  -------     -------     -------
              Total interest income                                10,217      9,535       9,248


Interest expense:
     Interest on deposits (note 5)                                  3,991      3,615       3,614
     Interest on borrowings                                         1,200        988         800
                                                                  -------     -------     -------
         Total interest expense                                     5,191      4,603       4,414
                                                                  -------     -------     -------

Net interest income                                                 5,026      4,932       4,834
Provision for loan losses (note 3)                                     96        658          96
                                                                  -------     -------     -------
         Net interest income after provision for loan losses        4,930      4,274       4,738
                                                                  -------     -------     -------

Other income:
     Customer service and other fees                                  207        201         175
     Mortgage loan servicing fees                                      63         87          96
     Gains (losses) on sales of investment securities                   6       (135)        (47)
     Lower-of-cost or market adjustment on loans held-for-sale         36          4         (40)
     Gain on sale of real estate owned                                114       --          --
     Gain on sale of loans                                             75       --          --
     Other                                                            105         68          71
                                                                  -------     -------     -------
         Total other income                                           606        225         255
                                                                  -------     -------     -------

Other expenses:
     Compensation and fringe benefits (note 7)                      1,713      3,152       1,353
SAIF recapitalization assessment (note 5)                            --          487        --
     Data and items processing                                        256        241         239
     Deposit insurance premiums                                        53         71         176
     Occupancy expense                                                114        113         123
     Furniture and equipment expense                                  113        115         100
     Professional fees                                                185        129         120
     Other                                                            529        408         338
                                                                  -------     -------     -------
         Total other expenses                                       2,963      4,716       2,449
                                                                  -------     -------     -------

         Income (loss) before income tax expense                    2,573       (217)      2,544

Income tax expense (note 9)                                           930        317         849
                                                                  -------     -------     -------
               Net income (loss)                                  $ 1,643     $ (534)     $ 1,695
                                                                  =======     =======     =======
Net income (loss) per share - basic (note 7)                      $  0.61     $ (0.20)    $  0.45
                                                                  =======     =======     =======

Net income (loss) per share - diluted (note 7)                    $  0.61     $ (0.20)    $  0.45
                                                                  =======     =======     =======

See accompanying notes to consolidated financial statements.

                                        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                       For the years ended June 30, 1998, 1997 and 1996




                                                                                   Unearned     Unamortized      Unallocated
                                                    Shares          Common           ESOP         Deferred        Restricted
                                                  Outstanding       Stock           Shares      Compensation         Stock
                                                  -----------       -----           ------      ------------         -----
                                                                              (dollars in thousands)
Balance at June 30, 1995                                --        $     --        $     --        $     --        $     --
     Net income                                         --              --              --              --              --
     Net proceeds from
        issuance of no par
        common stock                               2,645,000          25,398            --              --              --
     Common stock acquired by ESOP                      --              --            (2,731)           --              --
     Release of ESOP shares                             --              --               179            --              --
     Cash dividends ($0.22 per share)                   --              --              --              --              --
     Change in unrealized holding gains
        (losses), net of income taxes of $387           --              --              --              --              --
                                                   ---------           -----            ----          ------             ---
Balance at June 30, 1996                           2,645,000          25,398          (2,552)           --              --

     Net loss                                           --              --              --              --              --
     Issuance of restricted stock                    105,800           1,587            --            (1,587)           --
     Release of ESOP shares                             --                83           1,619            --              --
     Amortization of unearned
        compensation                                    --              --              --               237            --
     Forfeiture of restricted stock
        and related dividends                           --               107            --               224            (224)
     Allocation of  restricted stock                    --               (60)           --              (143)            203
     Tax benefit of dividends on
        restricted stock                                --               261            --              --              --
     Cash dividends ($7.42 per share)**                 --           (18,233)           --              --              --
     Change in unrealized holding gains
        (losses), net of                                --              --              --              --              --
                                                   ---------           -----            ----          ------             ---
Balance at June 30, 1997                           2,750,800           9,143            (933)         (1,269)            (21)

     Net income                                         --              --              --              --              --
     Release of ESOP shares                             --               (45)            254            --              --
     Amortization of unearned
        compensation                                    --              --              --               265            --
     Forfeiture of restricted stock                     --              --              --               146            (146)
     Allocation of restricted stock                     --               (11)           --               (95)            106
     Tax benefit of dividends on
        restricted stock                                --                (2)           --              --              --
     Cash dividends declared, net of
        forfeited dividends on
        restricted stock
        ($0.42 per share)                               --                36            --              --              --
     Change in unrealized
         holding gains
        (losses), net of income
        taxes of $104                                   --              --              --              --              --
                                                   ---------           -----            ----          ------             ---
Balance at June 30, 1998                           2,750,800      $    9,121      $     (679)     $     (953)     $      (61)
                                                  ==========      ==========      ==========      ==========      ==========

                                                   Unrealized
                                                     holding         Total
                                                    Retained        gains        Stockholders'
                                                    Earnings       (losses)         Equity
                                                    --------       --------         ------
Balance at June 30, 1995                          $   13,624      $       22      $   13,646
     Net income                                        1,695            --             1,695
     Net proceeds from
        issuance of no par
        common stock                                    --              --            25,398
     Common stock acquired by ESOP                      --              --            (2.731)
     Release of ESOP shares                             --              --               179
     Cash dividends ($0.22 per share)                   (536)           --              (536)
     Change in unrealized holding gains
        (losses), net of income taxes of $387           --              (601)           (601)
                                                  ----------      ----------      ----------
Balance at June 30, 1996                              14,783            (579)         37,050

     Net loss                                           (534)           --              (534)
     Issuance of restricted stock                       --              --              --
     Release of ESOP shares                             --              --             1,702
     Amortization of unearned
        compensation                                    --              --               237
     Forfeiture of restricted stock
        and related dividends                           --              --               107
     Allocation of  restricted stock                    --              --              --
     Tax benefit of dividends on
        restricted stock                                --              --               261
     Cash dividends ($7.42 per share)**                 (669)           --           (18,902)
     Change in unrealized holding gains
        (losses), net of                                --               495             495
                                                  ----------      ----------      ----------
Balance at June 30, 1997                              13,580             (84)         20,416

     Net income                                        1,643            --             1,643
     Release of ESOP shares                             --              --               209
     Amortization of unearned
        compensation                                    --              --               265
     Forfeiture of restricted stock                     --              --              --
     Allocation of restricted stock                     --              --              --
     Tax benefit of dividends on
        restricted stock                                --              --                (2)
     Cash dividends declared, net of
        forfeited dividends on
        restricted stock
        ($0.42 per share)                             (1,122)           --            (1,086)
     Change in unrealized
         holding gains
        (losses), net of income
        taxes of $104                                   --               161             161
                                                  ----------      ----------      ----------
Balance at June 30, 1998                          $   14,101      $       77      $   21,606
                                                  ==========      ==========      ==========

**  includes $7.00 special dividend paid on December 6, 1996.
See accompanying notes to consolidated financial statements.

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          For the years ended June 30, 1998, 1997, and 1996


                                                                                            1998          1997          1996
                                                                                          --------      --------      --------
Operating activities:                                                                              (dollars in thousands)
     Net income (loss)                                                                    $  1,643      $   (534)     $  1,695
     Adjustments  to  reconcile  net  income  (loss)  to net
       cash  provided  by operating activities:
         Depreciation                                                                           94            93            90
         Net amortization (accretion)                                                          119            98           154
         Provision for loan losses                                                              96           658            96
         Deferred income taxes                                                                  (5)         (163)          (56)
         Gain on sale of fixed assets                                                           (2)         --            --
         Net (gain) loss on sale of investment and mortgage-backed securities                   (6)          135            47
         Gain on sale of real estate owned                                                    (114)         --            --
         Gain on sale of loans                                                                 (75)         --            --
         Release of ESOP shares                                                                209         1,702           179
         Compensation earned under MRP                                                         265           237          --
         Net decrease (increase) in mortgage loans held for sale                               264           519        (1,667)
         Decrease (increase) in other assets                                                  (328)          585          (291)
         Increase (decrease) in other liabilities                                               53           (40)          136
                                                                                          --------      --------      --------
              Net cash provided by operating activities                                      2,213         3,290           383
                                                                                          --------      --------      --------

Investing activities:
     Net increase in loans held for investment                                              (7,198)      (10,230)       (4,995)
     Principal collected on mortgage-backed securities                                         620           628           753
     Purchases of investment securities classified as available-for-sale                    (2,254)         (504)      (23,968)
     Purchases of investment securities classified as held-to-maturity                        (307)         --          (1,815)
     Purchases of mortgage-backed securities classified as available-for-sale               (2,517)       (1,658)       (1,482)
     Proceeds of sales of investment securities classified as available-for-sale -          13,601         2,946
     Proceeds from maturities of investment securities                                        --              78            75
     Proceeds from investment securities called by issuer                                      380         1,085         4,500
     Proceeds of sales of mortgage-backed securities classified as available-for-sale        1,508         3,847          --
     Purchases of FHLB Stock                                                                  (232)          (57)          (77)
     Purchases of premises and equipment                                                      (318)          (34)          (75)
     Proceeds from sale of real estate owned                                                   636          --            --
     Proceeds from sale of fixed assets                                                         17          --            --
                                                                                          --------      --------      --------
              Net cash provided (used) by investing activities                              (9,665)        6,756       (24,138)
                                                                                          --------      --------      --------

Financing activities:
     Net increase (decrease) in time deposits                                                    4         5,776        (4,703)
     Net increase (decrease) in other deposits                                               4,976         5,723         1,319
     Proceeds from borrowings                                                               18,000        14,000        12,750
     Repayments of borrowings                                                              (16,500)      (14,750)       (8,500)
     Proceeds from issuance of no par common stock                                            --            --          25,398
     Purchase of common stock for ESOP                                                        --            --          (2,731)
     Cash dividends paid to shareholders                                                    (1,029)      (18,820)         (244)
                                                                                          --------      --------      --------
         Net cash provided (used)  by financing activities                                   5,451        (8,071)       23,289
                                                                                          --------      --------      --------

                  Increase (decrease) in cash and cash equivalents                          (2,001)        1,975          (466)
Cash and cash equivalents at beginning of period                                             4,645         2,670         3,136
                                                                                          --------      --------      --------
Cash and cash equivalents at end of period                                                $  2,644      $  4,645      $  2,670
                                                                                          ========      ========      ========
Supplemental  disclosure of cash flow  information:
Cash paid during the period for:
     Interest                                                                             $  5,217      $  4,592      $  4,448
                                                                                          ========      ========      ========
     Income taxes                                                                         $    977      $    342      $    828
                                                                                          ========      ========      ========

Supplemental disclosure of noncash transactions:
   Unrealized gains (losses) on available-for-sale securities, net of deferred
     taxes of $104 for 1998, $318 for 1997 and $387 for 1996                              $    161      $    495      $   (601)
                                                                                          ========      ========      ========
   Dividends declared but unpaid                                                          $   (324)     $   (267)     $   (292)
                                                                                          ========      ========      ========
   Transfer of bank premises no longer in use from fixed assets to other
      assets at net book value                                                            $   --        $     60      $   --
                                                                                          ========      ========      ========
    Transfer from loans receivable to real estate owned
      assets at net book value                                                            $    522      $   --        $   --
                                                                                          ========      ========      ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(1)      Significant Accounting Policies

(a)      Organization and Operations

Piedmont Bancorp, Inc., ("the Parent") is a bank holding company, formed in December 1995, that owns all of the outstanding common stock of Hillsborough Savings Bank, Inc. SSB ("the Bank"). The Bank amended and restated its charter to effect its conversion from a North Carolina chartered mutual savings bank to a North Carolina chartered stock savings bank in December 1995 ("the
Conversion"). The Bank is primarily engaged in the business of obtaining deposits and providing loans to the general public. The principal activity of the Parent is ownership of the Bank.

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

(d)      Mortgage Servicing Rights

Mortgage servicing rights ("MSR") are the rights to service mortgage loans for others which are capitalized and included in "other assets" on the Consolidated Balance Sheets at the lower of their carrying value or fair value. The carrying value of mortgage loans originated or purchased is allocated between the carrying value of the loans and the MSR. Capitalization of the allocated carrying value of MSR occurs when the underlying loans are sold or securitized. MSR's are amortized over the estimated period of and in proportion to net servicing revenues. MSR for loans originated by the Bank prior to 1997 were not capitalized in accordance with the then current accounting standards.

The Company periodically evaluates MSR for impairment by estimating the fair value based on a discounted cash flow methodology. This analysis incorporates current market assumptions, including discount, prepayment and delinquency rates with net cash flows. The predominant characteristics used as the basis for stratifying MSR are investor type, product type and interest rate. If the carrying value of the MSR's exceed the estimated fair value, a valuation allowance is established. Changes to the valuation allowance are charged against or credited to mortgage servicing income and fees up to the original carrying value of the MSR.

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

At June 30, 1998, substantially all of the Company's loans were collateralized by real estate in Orange County, North Carolina and adjacent counties. The collateral is predominately owner-occupied residential real estate in which the borrower does not rely on underlying cash flows from the property to satisfy debt service. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in market conditions in the Company's market area. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Various regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

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

(g)      Investment in Federal Home Loan Bank Stock

As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta (FHLB) in the amount of 1% of its outstanding residential loans or 5% of its outstanding advances from the FHLB, whichever is greater. At June 30, 1998, the Bank owned 11,520 shares of the FHLB's $100 par value capital stock. No ready market exists for such stock, which is carried at cost.

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

(l)      Earnings (Loss) Per Share

In 1998, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", which establishes standards for computing and presenting earnings per share (EPS) data. SFAS No. 128 simplifies the standards for computing EPS previously found in APB Opinion No. 15 "Earnings Per Share", and makes them comparable to international EPS standards. Under SFAS No. 128, basic EPS replaces the former presentation of primary EPS. Also, a dual presentation of of basic and diluted EPS is required on the face of the income statement for all entities with complex capital structures, and a reconciliation must be provided of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In accordance with SFAS No. 128, all prior period EPS data has been restated.

(m)      Reclassifications

Certain reclassifications have been made for 1997 and 1996 to conform with the 1998 presentation. The reclassifications had no effect on previously reported net income or stockholders' equity.

(2)               Investment Securities


The following is a summary of the investment securities portfolios by major classification:

                                                                    June 30, 1998
                                                 -------------------------------------------------
                                                               (dollars in thousands)
                                                                                         Estimated
                                                 Amortized   Unrealized      Unrealized     market
                                                   cost         gains         losses         value
                                                   ----         -----         ------         -----
Securities available for sale:
     US government and agency securities         $ 8,005       $    26       $     3       $ 8,028
     Mortgage-backed securities                    4,668            32             5         4,695
     State and local governments                     976            76          --           1,052
                                                 -------       -------       -------       -------

       Total securities available-for-sale       $13,649       $   134       $     8       $13,775
                                                 =======       =======       =======       =======
Securities held-to-maturity:
     State and local governments                 $ 3,250       $    85       $     4       $ 3,331
                                                 =======       =======       =======       =======

                                                                    June 30, 1997
                                                 -------------------------------------------------
                                                               (dollars in thousands)
                                                                                         Estimated
                                                 Amortized   Unrealized      Unrealized     market
                                                   cost         gains         losses         value
                                                   ----         -----         ------         -----
Securities available for sale:
     US government and agency securities         $ 5,754       $  --         $   101       $ 5,653
     Mortgage-backed securities                    4,275            10            88         4,197
     State and local governments                     975            41          --           1,016
                                                 -------       -------       -------       -------
       Total securities available-for-sale       $11,004       $    51       $   189       $10,866
                                                 =======       =======       =======       =======
Securities held-to-maturity:
     State and local governments $               $ 3,341       $    58       $     4       $ 3,395
                                                 =======       =======       =======       =======

                                                                              31

The   aggregate   amortized   cost   and   approximate   market   value  of  the
available-for-sale and held-to-maturity securities portfolios at June 30, 1998, by remaining contractual maturity are as follows:

                                             Securities available-for-sale       Securities held-to-maturity
                                             -----------------------------       ---------------------------
                                                                                  (dollars in thousands)
                                                               Estimated                         Estimated
                                                   Amortized     market            Amortized       market
                                                     cost         value               cost          value
                                                     ----         -----               ----          -----
US government and agency securities:
       Due in 1 year or less                       $   752       $   755            $  --         $  --
       Due in 1 year through 5 years                 2,753         2,756               --            --
       Due after 5 through 10 years                  4,500         4,517               --            --
Obligations of states and local governments:
       Due in 1 year or less                          --            --                   76            75
       Due 1 year through 5 years                     --            --                1,773         1,791
       Due after 5 through 10 years                   --            --                  709           745
       Due after 10 years                              976         1,052                692           720
Mortgage-backed  securities                          4,668         4,695               --            --
   Total securities                                $13,649       $13,775            $ 3,250       $ 3,331
                                                   =======       =======            =======       =======


At June 30, 1998 and 1997, investment securities with book values of $8,311,000 and $4,825,000, respectively, were pledged as collateral for public deposits.



Summarized below is the sales activity in investment securities:

                                                                      Year ended June 30,
                                                            ------------------------------------
                                                               1998         1997          1996
                                                            --------      --------      --------
                                                                  (dollars in thousands)
   Proceeds from sales of available-for-sale securities     $  1,508      $ 17,448      $  2,946
   Realized gains                                                 (6)          (55)           (7)
   Realized losses                                              --             190            54
                                                            --------      --------      --------
Cost of available-for-sale securities sold                  $  1,502      $ 17,583      $  2,993
                                                            ========      ========      ========

32

(3)   Loans Receivable

                                                                                  June 30,
                                                                          ------------------------
Loans receivable consist of the following:                                   1998           1997
                                                                             ----           ----
                                                                           (dollars in thousands)
Loans secured by first mortgages on real estate:
     Mortgage loans held for sale                                         $   2,797      $   2,986
     Mortgage loans held for investment, primarily one-to-four family        87,378         74,635
     Construction loans                                                       7,552          9,638
     Commercial and agricultural loans                                        6,472          6,379
     Participation loans purchased                                              323            270
                                                                          ---------      ---------
                                                                            104,522         93,908
Home equity lines of credit                                                   9,879         10,423
Other second mortgage loans                                                     709            574
Other installment loans                                                         850          1,061
                                                                          ---------      ---------
                                                                            115,960        105,966
Undisbursed proceeds on loans in process                                     (8,097)        (4,649)
Deferred loan fees                                                             (412)          (348)
Allowance for loan losses                                                      (951)          (796)
                                                                          ---------      ---------
                                                                          $ 106,500      $ 100,173
                                                                          =========      =========

An analysis of the allowance for loan losses follows:

                                              1998           1997          1996
                                              ----           ----          ----
                                                     (dollars in thousands)
Balance at beginning of period                $ 796         $ 608         $ 515
Provision for loan losses                        96           658            96
Loans charged off                                (8)         (519)           (4)
Recoveries                                       67            49             1
                                              -----         -----         -----
Balance at end of period                      $ 951         $ 796         $ 608
                                              =====         =====         =====

At June 30, 1998 and 1997, the Company had loans totaling approximately $928,000 and $803,000, respectively, which were in nonaccrual status and $244,000 which were contractually delinquent for 90 days or more and still accruing at June 30, 1997. There were no loans that were contractually delinquent for 90 days or more and still accruing at June 30, 1998.

Additional interest income that would have been recorded on nonaccrual loans for the years ended June 30, 1998, 1997 and 1996 had they performed in accordance with their original terms throughout each of the periods amounted to approximately $46,000, $61,000 and $57,000, respectively.

At June 30, 1998, the Company had fixed rate mortgage loan commitments outstanding of $1,781,000. Preapproved but unused lines of credit totaled $10,027,000, and standby letters of credit totaled $14,650 at June 30, 1998. The Company's exposure to credit losses for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Company uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer's creditworthiness is evaluated on an individual basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral obtained varies but may include marketable securities, deposits, real estate, investment assets, and property and equipment. In management's opinion, these commitments, and undisbursed proceeds on loans in process reflected above, represent no more than normal lending risk to the Company and will be funded from normal sources of liquidity.

At June 30, 1998 and 1997, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $118,000 and $119,000, respectively. There were no impaired loans in non-accrual status at June 30, 1998 and 1997. There was no related allowance for credit losses associated with these loans as determined in accordance with SFAS No. 114. The average recorded investment in impaired loans during the year ended June 30, 1998 and 1997 was approximately $118,500 and $121,000. The Company recognized interest income on the impaired loans of approximately $9,500 and $9,700 during the year ended June 30, 1998 and 1997, respectively.

The Company serviced loans for others of approximately $18,256,000, $10,913,000, and $12,719,000 at June 30, 1998, 1997 and 1996, respectively. The June 30, 1998 balance of loans sold with recourse was approximately $433,000.

Certain of the Company's mortgage loans are pledged as collateral for advances from the Federal Home Loan Bank (see note 6).

The Bank makes loans to executive officers and directors of the Company and to their associates. It is management's opinion that such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. Following is a reconciliation of loans outstanding to executive officers, directors, and their associates for the year ending June 30, 1998:

         Balance at June 30, 1997                  $  394,000
         New loans                                    81,000
         Repayments                                   (17,000)
                                                      -------
         Balance at June 30, 1998                  $  458,000
                                                      =======


(4)               Premises and Equipment

Premises and equipment consist of the following:

                                                   June 30, 1998                             June 30, 1997
                                          -----------------------------------       ----------------------------------
                                                     Accumulated     Net book                 Accumulated     Net book
                                           Cost     depreciation       value         Cost     depreciation      value
                                           ----     ------------       -----         ----     ------------      -----
                                                           (dollars in thousands)
Land and land improvements                $  407        $   63        $  344        $  407        $   57        $  350
Office buildings and improvements            891           246           645           891           222           669
Furniture, fixtures, and equipment         1,042           617           425           752           566           186
                                          ------        ------        ------        ------        ------        ------
                                          $2,340        $  926        $1,414        $2,050        $  845        $1,205
                                          ======        ======        ======        ======        ======        ======

(5)               Deposits

Contractual maturities of time deposits are as follows:

                                                             Total
               Year Ending June 30                         Maturities
               -------------------                         ----------
                                                       (dollars in thousands)

               1998                                        $  42,107
               1999                                            9,719
               2000                                            1,139
               2001                                            1,231
               2002 and thereafter
                                                           ---------
                     Total time deposits                   $  54,196
                                                           =========

(5)               Deposits, Continued

Time deposits of $100,000 or more totaled $9,556,000 and $9,636,000 at June 30, 1998 and 1997, respectively.

Interest expense on deposits includes $563,000, $406,000, and $312,000 for the years ended June 30, 1998, 1997, and 1996, respectively, on time deposits of $100,000 or more.

On September 30, 1996, President Clinton signed into law the Deposit Insurance Funds Act allowing a special assessment to be levied by the FDIC to recapitalize the SAIF. The special assessment was based on the level of SAIF deposits a financial institution had as of March 31, 1995 subject to a 20% reduction for certain qualifying deposits. The Bank's special assessment in 1997 totaled $487,000. On December 11, 1996, the FDIC approved a final rule retroactive to October 1, 1996 which lowered rates on assessments paid to the SAIF.


(6)               Advances from the Federal Home Loan Bank

Advances from the Federal Home Loan Bank of Atlanta, with weighted average interest rates, are as follows:

                                                                June 30,
                                                    ----------------------------
                                                         1998            1997
                                                         ----            ----
                                                         (dollars in thousands)
5.96% due on or before June 30, 1998                $       -           $ 16,500
5.91% due on or before June 30, 1999                    5,000                  -
6.14% due on or before June 30, 2000                    2,000                  -
5.86% due on or before June 30, 2002                    1,000                  -
5.88% July 1, 2003 and thereafter                      10,000                  -
                                                       ------             ------
                                                     $ 18,000           $ 16,500
                                                       ======             ======

At June 30, 1998, the Bank had additional credit availability from the Federal Home Loan Bank of $12,000,000.

All advances are secured by stock in the Federal Home Loan Bank and a blanket floating lien on the Bank's one-to-four family residential mortgage loans.


(7)               Employee and Director Benefit Plans

401(k) Plan
The Bank sponsors a 401(k) plan that covers all eligible employees. The Bank matches 50% of employee contributions, with the Bank's contribution limited to 3% of each employee's salary. Matching contributions are funded when accrued. Matching expense totalled approximately $15,000 in 1998, $18,000 in 1997, and $16,000 in 1996.

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

On December 31, 1996, the Bank made a $1,710,000 contribution to the ESOP, representing the normal principal payment due for the year and the application of dividends on unallocated shares to the principal balance of the loan. This contribution resulted in the release of 125,819 shares to individual participant accounts. On December 31, 1997, the Bank made a $212,000 contribution to the ESOP, representing the normal principal payment due for the year and the application of dividends on unallocated shares to the principal balance of the loan. This contribution resulted in the release of 19,918 shares to individual participant accounts. At June 30, 1998, a total of 148,837 shares have been released and allocated to participants and 62,763 shares remain unallocated, of which 18,430 shares are committed to be released on December 31, 1998.

Total compensation expense associated with the ESOP for the years ended June 30, 1998 and 1997 was $209,000 and $1,702,000, respectively. At June 30, 1998, there were 62,763 unallocated ESOP shares with a total fair value of approximately $624,000.

Management Recognition Plan ("MRP")
The Bank's MRP was approved by stockholders of the Parent and by the Parent's and the Bank's Boards of Directors during fiscal year 1997. The MRP serves as a means of providing existing directors and employees of the Bank with an ownership interest in the Company. Shares of the Company's common stock awarded under the MRP vest equally over a five year period. Compensation expense related to those shares is recognized on a straight-line basis corresponding with the vesting period. Prior to vesting, each participant granted shares under the MRP may direct the voting of the shares allocated to the participant and will be entitled to receive any dividends or other distributions paid on such shares. On August 29, 1996, 105,800 shares were awarded but unearned to participants under the MRP. During fiscal year 1997, 14,914 shares were forfeited under the MRP. Of those shares forfeited, 13,500 were subsequently reallocated to new participants under the MRP in 1997. During fiscal year 1998, 19,417 shares vested to participants in the MRP and 11,645 shares were forfeited under the MRP. Of those shares forfeited, 9,000 were subsequently reallocated to new participants under the MRP in 1998. Total compensation expense associated with the MRP for the years ended June 30, 1998 and 1997 was $265,000 and $237,000, respectively.

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

The Company has elected to follow APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options as permitted under SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". In accordance with APB 25, no compensation cost is recognized by the Company when stock options are granted because the exercise price of the Company's stock options equals the market price of the underlying common stock on the date of grant. As required by SFAS 123, disclosures are presented below for the effect on the net income (loss) and net income (loss) per share that would result from the use of the fair value based method to measure compensation cost related to stock option grants. The effects of applying the provisions of SFAS 123 are not necessarily indicative of future effects.


      Net income (loss)                              1998           1997
                                                     ----           ----
         As reported                             $ 1,643,000    $ (534,000)
         Pro forma                                 1,563,000      (569,000)

      Net income (loss) per share
         As reported - basic                            0.61         (0.20)
         Pro forma - basic                              0.58         (0.21)

         As reported - diluted                          0.61         (0.20)
         Pro forma - diluted                            0.58         (0.21)

(7)               Employee and Director Benefit Plans, Continued

The weighted-average fair value per share of options granted in 1998 and 1997 amounted to $2.45 and $2.74, respectively. Fair values were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                           1998       1997
                                                           ----       ----

                    Risk-free interest rate                5.77%      6.75%
                    Dividend yield                         4.83       3.90
                    Volatility                            30.00      30.00

                    Expected life                       7 years    7 years


A summary of the Company's stock option activity and related information for the year ended June 30, 1998 and 1997 follows:

                                                   Outstanding                      Exercisable
                                             --------------------------    --------------------------
                                                            Weighted                        Weighted
                                                              Average                         Average
                                              Option         Exercise          Option        Exercise
                                              Shares          Price            Shares         Price
At June 30, 1996                                --         $      --           --            $    --
Granted                                      262,354              9.52         --                 --
Exercised                                       --                --           --                 --
Forfeited                                       --                --           --                 --
                                             -------       -----------       ------         --------
At June 30, 1997                             262,354              9.52         --                 --
Granted                                       27,172             10.38         --                 --
Became exercisable                              --                 --        39,856             9.45
Exercised                                       --                 --           --                --
Forfeited                                    (32,102)            10.15         (226)            9.25
                                             -------       -----------       ------         --------
At June 30, 1998                             257,424       $      9.52       39,630         $   9.46
                                            ========       ===========     ========         ========

Directors' Deferred Compensation Plan
The Bank has in place two deferred compensation plans for its directors. Under the first plan directors are to be paid specified amounts during the ten-year period following the latter of the date that the director becomes 65 years of age, or five years from adoption of the plan. During 1995, the Bank established another deferred compensation plan for certain of its directors under which the directors would be paid specified amounts during the ten-year period following the latter of the date that the director meets a specified age requirement, or five years from adoption of the plan. The Bank has purchased life insurance policies with the Bank named as beneficiary to fund the benefits under both plans. Total expense related to these plans was approximately $84,000 for 1998, $73,000 for 1997, and $89,000 for 1996.

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

(8)               Stockholders' Equity

Earnings Per Share (EPS)
Basic net income per share, or basic EPS, is computed by dividing net income by the weighted average number of common shares outstanding for the period. ESOP shares that are unallocated and are not committed to be released are not included in weighted average shares outstanding. Diluted EPS reflects the potential dilution that could occur if the Company's dilutive stock options were exercised. The numerator of the basic EPS computation is the same as the numerator of the diluted EPS computation for all periods presented. A reconciliation of the denominators of the basic and diluted EPS computations is as follows:

                                                                         1998            1997           1996
                                                                         ----            ----           ----
Basic EPS denominator-Weighted average number of common
         shares outstanding                                            2,686,537      2,665,277      2,446,832
Dilutive share effect arising from assumed exercise of stock options      24,182              -              -
                                                                       ---------      ---------      ---------
Diluted EPS denominator                                                2,710,719      2,665,277      2,446,382
                                                                       =========      =========      =========

Common Stock
The Company is authorized to issue 20,000,000 shares of common stock. The common stock has no par value. As of June 30, 1998 and 1997, there were 2,750,800 shares of common stock issued and outstanding.

Preferred Stock
The Company is authorized to issue up to 5,000,000 shares of preferred stock. No shares of preferred stock have been issued or were outstanding at June 30, 1998 or 1997. Such preferred stock may be issued in one or more series with such rights, preferences, and designations as the Board of Directors of the Parent may from time to time determine subject to applicable law and regulations. If and when such shares are issued, holders of such shares may have certain preferences, powers, and rights (including voting rights) senior to the rights of the holders of the common stock of the Company. The Board of Directors of the Parent can (without stockholder approval) issue preferred stock with voting and conversion rights which could, among other things, adversely affect the voting power of the holders of the common stock of the Company and assist management in impeding an unfriendly takeover or attempted change in control of the Company that some stockholders may consider to be in their best interest but to which management is opposed. The Company has no current plans to issue preferred stock.

Capital Adequacy
The Parent is regulated by the Board of Governors of the Federal Reserve System ("FRB") and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission. The Bank is regulated by the FDIC and the Administrator, Savings Institutions Division, North Carolina Department of Commerce (the "Administrator").

The Bank is subject to the capital requirements of the FDIC and the Administrator. The FDIC requires the Bank to maintain minimum ratios of Tier 1 capital to total risk-weighted assets and total capital to risk-weighted assets of 4% and 8%, respectively. Tier 1 capital consists of total shareholders' equity calculated in accordance with generally accepted accounting principles less intangible assets, and total capital is comprised of Tier 1 capital plus certain adjustments, the only one of which applicable to the Bank is the allowance for possible loan losses. Risk-weighted assets refer to the on- and off-balance sheet exposures of the Bank adjusted for their relative risk levels using formulas set forth in FDIC regulations. The Bank is also subject to a FDIC leverage capital requirement, which calls for a minimum ratio of Tier 1 capital (as defined above) to quarterly average total assets of 4% and a ratio of 5% to be "well-capitalized". The Administrator requires a net worth equal to at least 5% of total assets.

(8)                Stockholders' Equity (continued)

As summarized below, at June 30, 1998 and 1997, the Bank was in compliance with all of the aforementioned capital requirements.

As of June 30, 1998, the FDIC categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must meet minimum ratios for total risk-based, and Tier I leverage (the ratio of Tier I capital to average assets) as set forth in the following table. There are no events or conditions since the notification that management believes have changed the Bank's category.

                                                                                                    Minimum Ratios
                                                                                           -----------------------------
                                                                                              For         To Be Well
                                               Capital Amount            Ratio             Capital     Capitalized Under
                                              ----------------       ----------------     Adequacy    Prompt Corrective
                                               1998       1997       1998        1997      Purposes     Action Provisions
                                               ----       ----       ----        ----      --------   -----------------
                                                                    (dollars in thousands)
As of June 30:
 Tier I Capital (to risk-weighted assets):   $ 19,949   $ 18,942    27.12%      27.66%         4.00%             6.00%

 Total Capital - Tier II capital (to risk-
    weighted assets):                          20,900     19,738    28.41       28.82          8.00             10.00


 Leverage - Tier I capital (to average
    assets):                                   19,949     18,942    14.87       15.67          4.00              5.00


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

(9)               Income Taxes

The components of income tax expense (benefit) were as follows:

                                                    Year ended June 30,
                                          -------------------------------------
                                                  (dollars in thousands)
                                           1998            1997            1996
                                           ----            ----            ----
Currently payable:
       Federal                            $ 805           $ 419           $ 782
       State                                130              61             123
                                          -----           -----           -----
                                            935             480             905
                                          -----           -----           -----
Deferred:
       Federal                               (4)           (136)            (45)
       State                                 (1)            (27)            (11)
                                          -----           -----           -----
                                             (5)           (163)            (56)
                                          -----           -----           -----
                                          $ 930           $ 317           $ 849
                                          =====           =====           =====

The tax effects of temporary differences that give rise to significant portions of the deferred tax (liabilities) are shown below:

                                                                    June 30
                                                              ------------------
                                                               1998        1997
                                                               ----        ----
                                                           (dollars in thousands)
Allowance for loan losses                                      $ 219      $ 198
Unrealized holding losses on securities available-for-sale      --           54
Deferred compensation                                            183        165
Management recognition plan                                      115         92
Capital loss carryforward                                          4         28
Excess servicing                                                  19         23
Other                                                             18         26
                                                               -----      -----
         Gross deferred tax assets                               558        586
Valuation allowance                                             --         --
                                                               -----      -----
         Net deferred tax assets                                 558        586
                                                               -----      -----

Accelerated depreciation                                         (47)       (52)
FHLB stock dividends                                             (79)      (106)
Deferred loan origination fees                                   (99)       (46)
Unrealized holding gains on securities available-for-sale        (49)      --
Other                                                             (8)        (8)
                                                               -----      -----
         Gross deferred tax liabilities                         (282)      (212)
                                                               -----      -----

         Net deferred tax asset                                $ 276      $ 374
                                                               =====      =====

The Company has no valuation allowance at June 30, 1998 or 1997 because it has sufficient taxable income in the carry back period to support the realizability of the net deferred tax asset.

The reconciliation of income taxes (benefit) at statutory tax rates to income tax expense reported in the statements of income follows:

                                                                             June 30,
                                                                ----------------------------------------
                                                                 1998             1997              1996
                                                                 ----             ----              ----
                                                                         (dollars in thousands)
Income taxes at the statutory federal tax rate                  $ 875           $ (74)             $ 865
State income taxes less federal benefit                            85               23                74
Nondeductible ESOP compensation                                     -              518                 -
Tax exempt interest                                               (55)            (104)             (107)
Other                                                              25              (46)               17
                                                                  ---              ---              ----
Total tax expense                                               $ 930            $ 317             $ 849
                                                                  ===              ===               ===

 (9)              Income Taxes (continued)

Retained earnings at June 30, 1998 includes approximately $2,777,000 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of such amount for purposes other than tax bad debt losses could create taxable income in certain remote instances, which will be subject to the then current corporate income tax rate. Payment of dividends by the Bank out of this bad debt allocation would create taxable income equal to approximately 164% of the dividend for the Bank.

(10)     Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the year ended June 30, 1998 is as follows:

                                                             First         Second         Third        Fourth
                                                            Quarter        Quarter        Quarter      Quarter
                                                            -------        -------        -------      -------
Operating Summary:                                           (dollars in thousands, except per share amounts)
Interest income                                             $  2,454      $  2,515      $  2,599      $  2,649
Interest expense                                               1,259         1,293         1,302         1,337
                                                            --------      --------      --------      --------
Net interest income                                            1,195         1,222         1,297         1,312
Provision for loan losses                                         24            24            24            24
                                                            --------      --------      --------      --------
Net interest income after provision for loan losses            1,171         1,198         1,273         1,288

Other income                                                     137            97           207           165
Other expenses                                                   671           730           786           776
                                                            --------      --------      --------      --------

Income before income tax expense                                 637           565           694           677
Income  taxes                                                    223           202           247           258
                                                            --------      --------      --------      --------
Net income                                                  $    414      $    363      $    447      $    419
                                                            ========      ========      ========      ========
Per Share Data:
Earnings-basic                                                  0.15          0.13          0.17          0.16
Earnings-diluted                                                0.15          0.13          0.16          0.15
Cash dividends declared                                         0.10          0.10          0.10          0.12
Dividend payout                                                   67%           77%           63%           80%
Book value per share                                            7.56          7.66          7.77          7.85
Selected Average Balances:
Assets                                                      $123,947      $128,122      $130,796      $132,621
Investment securities                                         17,836        18,208        18,141        18,111
Loans                                                        102,242       106,595       109,161       111,220
Interest-bearing deposits                                     82,229        83,562        85,330        85,780
Advances                                                      17,574        20,326        21,126        21,451
Stockholders' equity                                          20,777        21,045        21,370        21,657

Summarized unaudited quarterly financial data for the year ended June 30, 1997 is as follows:

                                                          First         Second          Third          Fourth
                                                         Quarter        Quarter        Quarter         Quarter
                                                         -------        -------        -------         -------
Operating Summary:                                           (dollars in thousands, except per share amounts)
Interest income                                         $   2,463      $   2,430      $   2,298      $   2,344
Interest expense                                            1,111          1,148          1,158          1,186
                                                        ---------      ---------      ---------      ---------
Net interest income                                         1,352          1,282          1,140          1,158
Provision for loan losses                                      21            597             20             20
                                                        ---------      ---------      ---------      ---------
Net interest income after provision for loan losses         1,331            685          1,120
                                                                                                         1,138
Other income (expense)                                        102            (19)            70             72
Other expenses                                              1,214          2,261            617            624
                                                        ---------      ---------      ---------      ---------
Income (loss) before income tax expense                       219         (1,595)           573            586
Income taxes (benefit)                                         36           (164)           201            244
                                                        ---------      ---------      ---------      ---------
Net income (loss)                                       $     183      $  (1,431)     $     372      $     342
                                                        =========      =========      =========      =========
Per Share Data:
Earnings - basic                                             0.07          (0.54)          0.14           0.13
Earnings - diluted                                           0.07          (0.54)          0.14           0.13
Cash dividends declared                                      0.12           7.10           0.10           0.10
Dividend payout                                               171%           n/a             71%            77%
Book value per share                                        13.54           7.14           7.31           7.42
Selected Average Balances:
Assets                                                  $ 129,823      $ 128,579      $ 118,974      $ 119,454
Investment securities                                      30,897         27,202         16,116         15,335
Loans                                                      93,110         94,422         96,657         98,087
Interest-bearing deposits                                  72,231         73,953         79,217         80,171
Advances                                                   16,889         16,731         16,713         15,752
Stockholders' equity                                       37,462         31,644         19,928         20,358

(11)    Parent Company Financial Data

Condensed financial information for Piedmont Bancorp, Inc. (Parent Company) is as follows:

                                                                    June 30,
                                                            --------------------
                                                             1998           1997
                                                             ----           ----
Condensed Balance Sheet                                    (dollars in thousands)
Assets:
  Cash on deposit with bank subsidiary                      $   750      $   486
  Investment in bank subsidiary                              20,794       19,839
  Other                                                         393          366
                                                            -------      -------
      Total assets                                           21,937       20,691
                                                            =======      =======

Liabilities and stockholders' equity:
  Accrued taxes, expenses and other liabilities                 330          275
  Stockholders' equity                                       21,607       20,416
                                                            -------      -------
      Total liabilities and stockholders' equity            $21,937      $20,691
                                                            =======      =======
                                                                                June 30,
                                                                      --------------------------
                                                                       1998                1997
                                                                       ----                ----
Condensed Statement of Income                                           (dollars in thousands)
   Dividends from bank subsidiary                                     $ 1,155            $ 8,050
   Interest income from bank subsidiary                                    27                153
   Interest on loan from bank subsidiary ESOP                              79                172
   Interest on investment securities                                     --                   88
                                                                      -------            -------
     Total income                                                       1,261              8,463
Interest on short-term borrowing                                         --                   41
   Loss on sale of investment securities                                 --                   81
   Operating expenses                                                      70                 84
                                                                      -------            -------
     Income before income taxes                                         1,191              8,257
   Income tax expense                                                      15                 47
                                                                      -------            -------
   Income before equity in undistributed net income of subsidiary       1,176              8,210
   Equity in undistributed net income (loss) of bank subsidiary           467             (8,744)
                                                                      -------            -------
         Net income (loss)                                            $ 1,643            $  (534)
                                                                      =======            =======

                                                                            Year Ended June 30,
                                                                             1998        1997
                                                                             ----        ----
Condensed Statement of Cash Flows                                         (dollars in  thousands)
Cash flows from operating activities:
    Net income (loss)                                                     $  1,643      $   (534)
    Adjustments to reconcile net income (loss) to
       net cash provided by operating activities:
          Undistributed loss (earnings) of bank subsidiary                    (467)        8,744
          Loss on sale of available-for-sale securities                       --              81
          Payments on ESOP loan receivable from bank subsidiary                213         1,709
          Increase in other assets                                             (27)         (132)
          Decrease in other liabilities                                         (2)         (105)
                                                                          --------      --------
              Net cash provided by operating activities
                                                                             1,360         9,763
                                                                          --------      --------

Cash flows from investing activities:
    Proceeds from sale of available-for-sale securities                       --           5,543
                                                                          --------      --------
              Net cash provided by investing activities                       --           5,543
                                                                          --------      --------

Cash flows from financing activities:
    Cash dividends paid to stockholders                                     (1,096)      (20,435)
                                                                          --------      --------
              Net cash used by financing activities                         (1,096)      (20,435)
                                                                          --------      --------

              Net increase (decrease) in cash and cash equivalents             264        (5,129)
Cash and cash equivalents at beginning of year                                 486         5,615
                                                                          --------      --------
Cash and cash equivalents at end of year                                  $    750      $    486
                                                                          ========      ========

Supplemental disclosure of cash flow information:
   Cash paid during the year for income taxes                             $     24      $    160
                                                                          ========      ========

Supplemental disclosure of noncash transactions:
   Unrealized gains (losses) on securities available for sale
       net of deferred taxes of $88 in 1997                               $   --        $    138
                                                                          ========      ========
   Unrealized gains on bank subsidiary's securities available-
      for-sale net of deferred taxes of $104 in 1998 and $230 in 1997     $    161      $    357
                                                                          ========      ========
   Dividends declared but unpaid                                          $   (324)     $   (267)
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

The following table presents the carrying values and estimated fair values of the Company's financial instruments at June 30, 1998 and 1997:

                                                             1998                        1997
                                                             ----                        ----
                                                   Carrying     Estimated Fair  Carrying    Estimated Fair
                                                    Value           Value         Value          Value
                                                    -----           -----         -----          -----
                                                                  (dollars in thousands)
Financial assets:
        Cash and interest bearing  deposits          2,644          2,644          4,645          4,645
         Investment securities:
             Available-for-sale
                                                    13,775         13,775         10,866         10,866
             Held-to-maturity
                                                     3,250          3,331          3,341          3,395
        Net loans                                  105,840
                                                                  106,500        100,173        100,949
        Federal Home Loan Bank Stock
                                                     1,152          1,152            920            920

Financial liabilities:
      Deposits                                      89,840         88,937         84,860         82,579
      Federal Home Loan Bank advances               18,000         17,940         16,500         16,510

The estimated fair values of net loans and deposits are based on cash flows discounted at market interest rates. The carrying values of other financial instruments, including various receivables and payables, approximate fair value.

At June 30, 1998, the Company had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be complete, and, therefore, they are deemed to have no current fair market value. Refer to note 3.

                               BOARD OF DIRECTORS
                     M. Marion Clark, Chairman of the Board
             Retired President, Hillsborough Savings Bank, Inc., SSB

          Robert B. Nichols, Jr.
         Vice Chairman of the Board
         Retired Farmer

         Peggy S. Walker
         Secretary of Company
         Executive Vice President of Bank

         William L. Rogers
         Farmer

         Alfred L. Carr
         Retired Merchant

                                                              D. Tyson Clayton
                                        President and Chief Executive Officer
                                                          of Company and Bank

                                                                 James P. Ray
                                                           Owner and Operator
                                                  Occoneechee Golf Club, Inc.

                                                               Donald W. Pope
                                                   Owner, Pope's Tire Service

                                                           Everett H. Kennedy
                                                              Retired Realtor

--------------------------------------------------------------------------------

                               EXECUTIVE OFFICERS

         D. Tyson Clayton
         President and Chief Executive Officer
         of Company and Bank


         Thomas W. Wayne
         Treasurer of Company
         Vice President and Chief Financial Officer of Bank


                                                                 Peggy S. Walker
                                                            Secretary of Company
                                                Executive Vice President of Bank


                                                                     Ted R. Laws
                                                       Vice President of Company
                                                                        and Bank

CORPORATE OFFICE                       INDEPENDENT CERTIFIED
PIEDMONT BANCORP, INC.                 PUBLIC ACCOUNTANTS
260 South Churton Street               KPMG Peat Marwick LLP
Hillsborough, NC 27278-2507            Suite 1200, 150 Fayetteville Street Mall
Phone: (919) 732-2143                  Raleigh, NC  27601
Fax:     (919) 732-6001
web address: www.hillsboroughbank.com
Email: HSBBank@mindspring.com

                                          FORM 10-K
                                          A copy of the the Company's annual
STOCK TRANSFER AGENT                      report on Form 10-K  including the
Registrar and Transfer Company            financial statements and financial
Commerce Drive                            statement schedules as filed with the
Cranford, New Jersey 07016-3572           Securities and Exchange Commis-
Phone: (800) 346-6084 Press "1"           sion pursuant to Rule 13a-1 of the
                                          Securities and Exchange Act of
                                          1933 will be furnished without
                                          charge to stockholders upon
SPECIAL LEGAL COUNSEL                     written request to:
Brooks, Pierce, McLendon, Humphrey
   and Leonard, LLP                           D. Tyson Clayton
Post Office Box 26000                         260 South Churton Street
Greensboro, North Carolina 27420              Hillsborough, NC  27278-2507



                                 ANNUAL MEETING

The 1998 Annual Meeting of stockholders of Piedmont Bancorp, Inc. will be held at 6:30 p.m. on November 19, 1998 at the Corporate Office, 260 South Churton Street, Hillsborough North Carolina.

                                  CAPITAL STOCK

The Parent's common stock is traded on the American Stock Exchange under the symbol "PDB". As of June 30, 1998, there were 2,750,800 shares outstanding and 703 shareholders of record, not including the number of persons or entities whose stock is held in nominee or street name through various brokerage firms or banks. Payment of dividends by the Bank subsidiary to the Parent is subject to various restrictions. Under applicable banking regulations, the Bank may not declare a cash dividend if the effect thereof would be to reduce its net worth to an amount less than the minimum required by federal and state banking regulations. In addition, for a period of five years after the consummation of the Bank's stock conversion, which occurred on December 7, 1995, the Bank will be required to obtain prior written approval from the Administrator of the Savings Institutions Division, North Carolina Department of Commerce, before it can declare a cash dividend in an amount in excess of one-half the greater of
(i) its net income for the most recent fiscal year or (ii) the average of its net income after dividends for the most recent fiscal year and not more than two of the immediately preceding fiscal years, as applicable. As a result of this limitation, the Bank cannot pay a dividend without the approval of the Administrator. The Bank has obtained the Administrator's approval for each dividend paid by the Bank to the Parent.



            Quarterly Common Stock Performance and Dividends Declared
                        For the Year Ended June 30, 1998

                                                        Stock Price           Dividends Declared, Per Share
                                                        -----------           -----------------------------

                                                    High          Low
                                                    ----          ---

First quarter ended September 30                    11 1/8       10 1/8                    $ 0.10
Second quarter ended December 31                    11 5/8       10 3/8                      0.10
Third quarter ended March 31                        11 3/8       10 5/8                      0.10
Fourth quarter ended June 30                        10 9/16       9 1/2                      0.12

            Quarterly Common Stock Performance and Dividends Declared
                        For the Year Ended June 30, 1997

                                                        Stock Price          Dividends Declared, Per Share
                                                        -----------          -----------------------------

                                                    High          Low
                                                    ----          ---

First quarter ended September 30                    8 3/4         5                        $ 0.12
Second quarter ended December 31                   11 5/8        10 3/8                 **   7.10
Third quarter ended March 31                       11 1/8         9 1/4                      0.10
Fourth quarter ended June 30                       11            10 1/8                      0.10

**  includes $7.00 special dividend paid on December 6, 1996.