Form 10-K, Exhibit 13
period 1999-06-30
PIEDMONT BANCORP INC
filed 1999-09-28
CIK 948019

WHO WE ARE

         Piedmont Bancorp, Inc. is the holding company for Hillsborough Savings Bank, Inc. SSB ("HSB"). From its beginning in 1913 out of a small drug store in Hillsborough, North Carolina, HSB has grown into a full service community bank that offers a complete line of banking and investment services to individuals, small businesses and charitable organizations located in Orange, Durham and surrounding counties. We like to think that HSB provides the best of the old and the new. We are proud of our eighty-six years of rich history in the historic town of Hillsborough, North Carolina.

         During fiscal year 1999 we added two new financial centers - one at 1406 E. Franklin Street in Chapel Hill and another at 3400 Westgate Drive in Durham. Both of these locations offer the wide variety of products and services offered at our location in Hillsborough. In addition, both of the new locations have full service 24 hour ATMs.

         We are continuously at work adding exciting new products and services for our customers. If you are interested in a specific product and would like more information please call us at (919) 732-2143 or just stop by. In addition, you can also reach us at our web site at http://www.HSBeBank.com, email at HSBBank@mindspring.com, fax at (919) 732-6001 and 24 hour telephone banking at
(800) 375-8017. For your convenience, a complete list of our banking and investment services offered is listed below:

Services for individuals:
     Checking and deposit products
     o   A complete range of checking  account options designed with you in mind
     o   A money market account with competitive interest rates
     o   A complete line of savings,  certificate  of deposit and IRA products
     o   ATM card with access to thousands of ATM machines nationwide
     o   Imaged checks and statements
     o Visa or Mastercard Checkcard with access to millions of vendors nation and world wide.
     o   Banking by  telephone with our Telebancing(TM) center

     Loan products
     o   Mortgage and consumer loans
     o   Home equity lines of credit
     o   MasterCard(TM) and Visa(TM) credit cards

     Investor services
     o We provide full and discount securities brokerage services through a partnership with UVEST Investment Services, Inc. We also offer free financial planning for retirement and college. Turn to us for stocks, mutual funds, annuities, estate planning and life insurance.

Services for Small Businesses and Charitable Organizations
     o   A complete line of checking and savings accounts
     o   Working   capital,   equipment,   real   estate   and  Small   Business
         Administration loans
     o   Merchant card services
     o   Incoming and outgoing wiring of funds

     o   Imaged checks and statements
     o We offer full and discount brokerage services through a partnership with UVEST Investment Services, Inc. Turn to us for all your small business investment needs.

Internet Banking and Investment Services (visit our new Web site at http://www.HSBeBank.com)
     o Online Brokerage Services through a partnership with UVEST Investment Services, Inc. - coming October of 1999.
     o   Internet  Banking  with Bill  Payment - coming  March of 2000.
     o   Online  Consumer  and  Equity  Line Loan  Applications
     o   Online  Check Reordering o Credit Reports
     o Shareholder information, including a link to our dedicated AMEX Web site
     o   Links to many national and local sites of interest
     o   Special Offers for our online visitors

                                                    Piedmont Bancorp, Inc.
                                                   Selected Financial Data

                                                          1999           1998            1997           1996           1995
                                                        ---------      ---------       ---------      ---------      ---------
                                                                                (dollars in thousands)
Summary of Operations:
Interest income                                         $  10,200      $  10,217      $   9,535       $   9,248      $   7,811
Interest expense                                            5,112          5,191          4,603           4,414          3,682
                                                        ---------      ---------       ---------      ---------      ---------
Net interest income                                         5,088          5,026          4,932           4,834          4,129
Provision for loan losses                                      33             96            658              96            120
                                                        ---------      ---------       ---------      ---------      ---------
Net interest income after provision for loan losses         5,055          4,930          4,274           4,738          4,009
Other income                                                  356            606            225             255            336
Other expenses                                              3,558          2,963          4,716           2,449          2,265
                                                        ---------      ---------       ---------      ---------      ---------
Income (loss) before income tax expense                     1,853          2,573           (217)          2,544          2,080
Income tax expense                                            653            930            317             849            837
                                                        ---------      ---------       ---------      ---------      ---------
   Net income (loss)                                    $   1,200      $   1,643       $   (534)      $   1,695      $   1,243
                                                        =========      =========       =========      =========      =========
Net income (loss) per share - basic                     $    0.48      $    0.61       $  (0.20)      $    0.45            n/a
                                                        =========      =========       =========      =========      =========
Net income (loss) per share - diluted                   $    0.46      $    0.61       $  (0.20)      $    0.45            n/a
                                                        =========      =========      =========       =========      =========
Selected Year-end Balances:
Total assets                                            $ 140,089      $ 130,541      $ 122,761       $ 128,711      $ 104,013
Loans receivable, net                                     100,717        106,500        100,173          91,187         84,713
Investments (1)                                            31,038         18,846         17,973          32,564         15,043
Deposits                                                   99,339         89,840         84,860          73,361         76,745
FHLB Advances                                              20,162         18,000         16,500          17,250         13,000
Stockholders' equity                                       19,561         21,606         20,416          37,050         13,646

Average Balance Sheet Data:
Total assets                                            $ 132,022      $ 128,871      $ 123,896       $ 119,252      $ 100,359
Total earning assets                                      127,467        125,585        120,700         116,010         96,745
Loans receivable, net                                     105,126        107,510         95,937          87,917         83,326
Investments (1)                                            21,180         17,013         23,869          27,297         12,633
Deposits                                                   92,013         86,648         78,720          77,221         75,110
Borrowings                                                 18,560         20,119         16,481          13,248         10,628
Stockholders' equity                                       20,805         21,212         25,893          27,557         12,810

Selected Financial Ratios:
Return on average assets                                     0.91%          1.27%          (0.43)%         1.42%          1.24%
Return on average equity                                     5.77           7.75           (2.06)          6.15           9.70
Average equity to average assets                            15.76          16.46           20.90          23.11          12.76
Interest rate spread (tax equivalent basis)                  3.34           3.26            3.13           3.16           3.72
Net interest margin (tax equivalent basis)                   4.09           4.10            4.24           4.33           4.29
Dividend payout ratio                                      104.35          68.85             n/a          48.89            n/a
Cash dividends declared per common share                 $   0.48      $    0.42      $     7.42           0.22            n/a

         (1) Includes investment securities and interest-bearing deposits.

                       This page left intentionally blank

                             Piedmont Bancorp, Inc.
              1999 Annual Report to Shareholders Table of Contents






President's Message..............................................            5

Management's Discussion and Analysis.............................            7

Independent Auditors' Report.....................................           23

Consolidated Financial Statements................................           24

Notes to Consolidated Financial Statements.......................           28

Directors, Officers and Office Location..........................           48

Corporate Information............................................           48

Capital Stock....................................................           49

A Message from Your President and Chief Executive Officer:

To Our Stockholders:

         For the year ended June 30, 1999, your Company reported net income of $1,200,000, or $0.46 diluted earnings per share, compared to consolidated net income of $1,643,000 or $0.61 diluted earnings per share for the year ended June 30, 1998.

         Total assets increased 7.3% to $140.1 million at June 30, 1999 compared to $130.5 million at June 30, 1998. The primary contributor to the growth was an increase of 71.3% in investment securities to $29.2 million at June 30, 1999 from $17.0 million at June 30, 1998; mitigated by a decrease of 5.4% in loans receivable to $100.7 million at June 30, 1999 from $106.5 million at June 30, 1998. Funding the majority of the asset growth was (1) a $9.5 million or 10.6% increase in deposits from June 30, 1998 to June 30, 1999 and (2) a $2.2 million or 12.0% increase in advances from the Federal Home Loan Bank during the same period.

         Beyond the financial results discussed above and in much more detail after this letter, your Company and its employees continued implementation of a number of significant initiatives as we continued to execute the strategic plan adopted by the Board of Directors in October of 1997.

         In July of 1998 your Company implemented its stock repurchase plan. From July of 1998 to August of 1999 we repurchased 248,100 shares of our stock. The repurchase plan was one of the primary factors, in conjunction with our asset growth, of reducing our average equity to assets ratio from 16.46% for the year ended June 30, 1998 to 15.76% for the year ended June 30, 1999.

         In December of 1998 the Bank purchased a long term leasehold interest in a former bank branch located at 3400 Westgate Drive in Durham that opened as a full service branch in April of 1999. In February of 1999 the Bank purchased a former bank branch building located at 1406 East Franklin Street in Chapel Hill that opened as a full service branch in June of 1999.

         In selecting the new branch sites the management team and the Branch Committee of the Board of Directors looked at over 30 different sites located in and around our market area, and only locations that passed stringent demographic and cost criteria were selected. In addition, since both sites had previously been full service branches we were able to quickly provide community banking services to new customers in an area that has enjoyed above average growth in comparison to most markets in the nation and in the Southeast. Both branches offer the full range of products currently offered at our Hillsborough office, including a wide variety of checking, savings and certificate of deposit accounts as well as mortgage and consumer loans. In addition, mutual funds, stocks and bonds, and financial advice are offered to our new customers through our wholly owned subsidiary, HSB Investment Services.

         Branching within our contiguous market area is a key component of our strategic plan, and we are pleased to report that both branches have exceeded our expectations for both loans and deposits. Staffing of the branches was done with a combination of hand picked internal employees as well as experienced bankers from other banks.

         During fiscal year 1999 we spent a lot of time and effort getting ready for the Year 2000, and I am happy to report that our mission critical systems are Y2K ready. By Y2K ready, I mean the Bank has inventoried its hardware, software and other equipment that could possibly be dependent on dates for proper operation. We have also tested all of its defined "mission critical" systems by entering dates past December 31, 1999 with no problems noted, and developed contingency plans to allow key services to customers to continue in the event that any Year 2000 problems do occur.

         The Company also devoted a lot of time in planning our future internet activities. We now have a new Web site that can be accessed at
http://www.HSBeBank.com that offers Online Consumer and Equity Line Loan Applications, Online Check Reordering, Credit reports, shareholder information (including a link to our dedicated AMEX Web site), links to many national and local sites of interest, and special offers just for online visitors. In October of 1999 we will begin offering online brokerage services through a partnership with UVEST Investment Services, Inc., a leading provider of such services to financial institutions throughout the Southeast. Lastly, in March of 2000 we plan to offer internet banking with bill payment to our customers and non customers. Please visit our Web site and send us an email to offer any recommendations on how we can improve our internet services.

         With the increased number of products that the Bank now offers, the need for customer relationship management skill has never been greater, and senior management as well as any employees with customer sales contact have started an eight week customer service training program. We hope that this training program will help to reinforce the already strong customer service reputation that the Bank enjoys in our marketplace.

         The deployment of our strategic plan is primarily aimed at one objective - increasing long-term shareholder value. As a Company that was a mutual savings bank from 1913 to 1995, and a public company from December 1995 to the present, we understand that our primary focus is on improving our return to you, and we hope you will be patient while we deploy the capital and the resources that you have entrusted to us.

         Lastly, I would like to thank the board, the management team and the employees of the Bank that worked very hard during the past year as we opened our branches in Durham and Chapel Hill. While it was a team effort, there were many "superstars" that went the extra mile and worked long hours to make the two branches as successful as they are.

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


RESULTS OF OPERATIONS

         The Company's results of operations depend primarily on net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Operations are also affected by non-interest income, such as income from customer service charges, loan servicing fee income, gains and losses on the sale of loans and investments, and other sources of income. The Company's principal operating expenses, aside from interest expense, consist of compensation and fringe benefits, data processing expenses, occupancy and furniture and equipment expense, and income taxes.


Performance Overview

         The Company ended fiscal year 1999 with net income of $1,200,000 or $0.48 diluted earnings per share compared to consolidated net income of $1,643,000 or $0.61 diluted earnings per share for the year ended June 30, 1998. For the year ended June 30, 1997 the Company had net income before nonrecurring items of $1,569,000 or $0.61 basic and diluted earnings per share. In the year ended June 30, 1997 the Company recorded a net loss and basic and diluted loss per share after nonrecurring items of $534,000 and $0.20, respectively. Earnings for the year ended June 30, 1997 were adversely impacted by the following nonrecurring items: (1) $1,496,000 of compensation expense associated with the release and allocation of approximately 126,000 shares of common stock of the Company to participants of the Hillsborough Savings Bank, Inc. Employee Stock Ownership Plan during the quarter ended December 31, 1996, (2) a provision for loan losses of $597,000 recorded during the quarter ended December 31, 1996 that resulted primarily from the charge off of approximately $510,000 in unsecured loans to a single borrower, (3) losses of $106,000 on the sale of investments that were sold in December of 1996 to fund the special dividend of $7.00 a share, and (4) a special $487,000 assessment paid in the first quarter of fiscal 1997 to the Federal Deposit Insurance Corporation to recapitalize the Savings Association Insurance Fund.


Net Interest Income

         Net interest income is one of the major determining factors in a financial institution's performance as it is its principal source of earnings. Net interest income is impacted by a variety of elements: volume, yield/cost and relative mix of both interest-earning assets and interest-bearing and noninterest-bearing sources of funds. Table 1 presents average balance sheets and a net interest income analysis on a tax-equivalent basis for each of the years in the three-year period ended June 30, 1999.

         As shown in Table 1, net interest income, on a fully tax-equivalent basis, amounted to $5.2 million in 1999, $5.2 million in 1998, and $5.1 million in 1997. Total interest income was $10.3 million in both 1999 and 1998, and $9.7 million in 1997. Total interest expense decreased slightly to $5.1 million in 1999 from $5.2 million in 1998, and was $4.6 million in 1996.

         Although total interest income remained relatively unchanged from 1998 to 1999, a shift in interest-earning assets from loans receivable to taxable investment securities caused a similar shift in interest income between the two interest-earning assets. The weighted average tax equivalent yield on total interest-earning assets decreased to 8.10% in 1999 from 8.23% in 1998. The decline was primarily caused by a decline in the average yield on loans receivable and taxable investment securities. The weighted average tax-equivalent yield increased from 8.06% in 1997 to 8.23% in 1998. The increase was primarily caused by two factors. First, average loans accounted for 85.6% of the interest-earning assets of the Company in 1998 compared to 79.5% of interest-earning assets in 1997. The shift in interest-earning assets toward higher yielding loans accounts for part of the increase in the weighted average tax-equivalent yield from 1997 to 1998. The second factor that contributed to the increase was an increase in the average yield on loans receivable from 8.40% in 1997 to 8.49% in 1998.

         The decrease in interest expense of $79,000 from 1998 to 1999 was caused by a decline in the weighted average rate on total interest-bearing liabilities, mitigated by an increase in deposit accounts from 1998 to 1999. The increase in interest expense of $588,000 or 12.8% in 1998 was due primarily to the increased volume of both deposits and FHLB advances to fund loan growth. Average interest-bearing liabilities increased by $11.2 million or 12.0% in 1998 while the average rate paid on those liabilities increased by four basis points.

         The net interest margin (on a tax-equivalent basis) decreased to 4.09% in 1999 from 4.10% in 1998, and 4.24% in 1997 due to increased funding of interest-earning asset growth with deposits and FHLB advances in 1999 and 1998 compared to 1997. The payment of the special dividend in December of 1996 had the effect of decreasing average stockholder's equity $4.7 million or 18.1% to $21.2 million in 1998 or 16.9% of total interest-earning assets in 1998.

TABLE 1
NET INTEREST INCOME ANALYSIS - TAX EQUIVALENT

                                                    1999                            1998                            1997
                                      ------------------------------    ---------------------------     ----------------------------
                                                             Average                        Average                          Average
                                      Average                 Yield/    Average              Yield/     Average               Yield/
                                      Balance     Interest     Rate     Balance   Interest    Rate      Balance    Interest    Rate
                                      --------    --------     ----   --------    -------     ----    ---------    -------     ----
Assets:                                                                    (dollars in thousands)
Interest-earning assets:
   Loans receivable (1)               $105,126    $  8,835     8.40%  $107,510    $ 9,127     8.49%   $  95,937    $ 8,060     8.40%
   Taxable investment securities        15,855         996     6.28     11,469        747     6.51       14,271        959     6.72
Tax-exempt investment securities(2)      4,033         325     8.06      3,937        317     8.05        7,193        542     7.54
Interest-bearing deposits                1,292          82     6.35      1,607         70     4.36        2,405         99     4.12
FHLB common stock                        1,161          87     7.49      1,062         78     7.34          894         65     7.27
                                      --------    --------     ----   --------    -------     ----    ---------    -------     ----
Total interest-earning assets          127,467      10,325     8.10    125,585     10,339     8.23      120,700      9,725     8.06
Non-interest-earning assets              4,555                           3,286                            3,196
                                      --------                        --------                         --------
TOTAL                                 $132,022                        $128,871                         $123,896
                                      ========                        ========                         ========

Liabilities and retained earnings:
Interest-bearing liabilities:
   Deposit accounts                  $  88,850       4,056     4.56%  $ 84,357    $ 3,991     4.73%    $ 76,819    $ 3,615     4.71%
   FHLB advances                        18,560       1,056     5.69     20,119      1,200     5.96       16,481        988     5.99
                                      --------    --------     ----   --------    -------     ----    ---------    -------     ----
Total interest-bearing liabilities     107,410       5,112     4.76    104,476      5,191     4.97       93,300      4,603     4.93
Non-interest-bearing liabilities         3,807                           3,183                            4,703
Stockholder's equity                    20,805                          21,212                           25,893
                                     ---------                        --------                         --------
         TOTAL                       $ 132,022                        $128,871                         $123,896
                                     =========                        ========                         ========

Net interest income and
   interest rate spread                            $ 5,213     3.34%              $ 5,148     3.26%               $ 5,122      3.13%
                                                   =======                        =======                         =======

Net interest-earning assets
   and net interest margin           $  20,057                 4.09%  $ 21,109                4.10%    $ 27,400                4.24%
                                     =========                        ========                         ========
Ratio of interest-earning assets
   to interest-bearing liabilities                           118.67%                        120.20%                          129.37%

(1) Nonaccrual loans are excluded from the average balance of loans  receivable.
(2) Interest earned on tax-exempt investment securities has been adjusted to a tax-equivalent basis using the applicable combined federal and state rates of 34.00% and 7.50%, respectively, and reduced by the nondeductible portion of interest expense.

         In summary, the small increase in net interest income from 1998 to 1999 is primarily due to a decrease in the average rate on total interest-bearing liabilities mitigated by a increase in volume during the same period of time. The small increase in net interest income from 1997 to 1998 is primarily due to an increase in the average yield on interest-earning assets mitigated by a decline in volume during the same period of time. Table 2 shows the effect of variances in volume and rate on taxable-equivalent interest income, interest expense, and net interest income. The table shows that increases in net interest income were primarily due to rate in both 1999 and 1998.

TABLE 2
RATE / VOLUME ANALYSIS
                                                                 1999                                          1998
                                                                 ----                                          ----
                                                                     Rate/                                        Rate/
                                              Volume       Rate      Volume        Net      Volume      Rate      Volume      Net
                                              -------    -------    -------     -------    -------    -------    -------    -------
                                                                           (dollars in thousands)
Interest income (tax-equivalent) on:
  Loans                                       $  (202)   $   (97)   $     7     $  (292)   $   972    $    85    $    10    $ 1,067
  Taxable investment securities                   286        (26)       (11)        249       (188)       (30)         6       (212)
  Tax-exempt investment securities                  8       --         --             8       (245)        37        (17)      (225)
  Interest-bearing deposits                       (14)        32         (6)         12        (33)         6         (2)       (29)
  FHLB common stock                                 7          2       --             9         12          1       --           13
                                              -------    -------    -------     -------    -------    -------    -------    -------
     Total interest income                         85        (89)       (10)        (14)       518         99         (3)       614
                                              -------    -------    -------     -------    -------    -------    -------    -------
  Deposit accounts                                213       (143)        (5)         65        355         19          2        376
  FHLB advances                                   (93)       (54)         3        (144)       218         (5)        (1)       212
                                              -------    -------    -------     -------    -------    -------    -------    -------
     Total interest expense                       120       (197)        (2)        (79)       573         14          1        588
                                              -------    -------    -------     -------    -------    -------    -------    -------
Increase (decrease) in net interest income    $   (35)   $   108    $    (8)    $    65    $   (55)   $    85    $    (4)   $    26
                                              =======    =======    =======     =======    =======    =======    =======    =======


Provisions for Loan Losses

         The provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level considered adequate to cover loan losses based on existing loan levels and types of loans outstanding, nonperforming loans, prior loan loss experience, and general economic conditions. Provisions for loan losses totaled $33,000 in 1999 compared to $96,000 in 1998, and $658,000 in 1997. The unusually high provision in 1997 resulted primarily from the reprovision of the allowance for loan losses after charge offs of approximately $510,000 of loans to a single borrower in December of 1996. The Company received approximately $85,000 and $63,000 of recoveries from this single borrower during the years ended June 30, 1999 and 1998, respectively.


Other Income

         Other income decreased to $356,000 in 1999 compared to $606,000 in 1998 and $225,000 in 1997. In 1998 other income included a gain on sale of real estate owned and gains on sale of loans of $114,000 and $75,000, respectively, that were not present in 1999 or 1997. Other income included gains realized on the sale of investments of $5,000 and $6,000 in 1999 and 1998, respectively, and losses realized on the sale of investment securities of $135,000 in 1997. The net losses on the sale of investment in 1997 were primarily attributable to partial liquidation of invested conversion proceeds to facilitate payment of the special dividend in December 1996. Other income also includes lower-of-cost-or-market adjustments on loans held-for-sale. In 1999, the Company recorded $73,000 in lower-of-cost-or-market write-downs resulting from the rising interest rate environment during the last quarter of that year. In 1998 and 1997, the Bank recognized $36,000 and $4,000, respectively, in lower-of-cost-or-market recoveries resulting from the falling interest rate environment during the two years. The rising interest rate environment during the last quarter of 1999 also was the primary reason for the loss of $20,000 on sale of loans compared to the gain of $75,000 on sale of loans in 1998. Mortgage loan servicing fees were $42,000, $63,000 and $87,000 in 1999, 1998, and 1997, respectively. The decline in mortgage loan servicing fees from 1997 and 1998 is attributable to a decline in the Company's average loan servicing portfolio during this time. The decline in mortgage loan servicing fees from 1998 to 1999 was due to the general decline in market interest rates up until the last quarter of 1999. Other income was positively affected by the growth in customer service and other fees of $16,000 or 7.7% to $223,000 in 1999, and $6,000 or 3.0% to $207,000 in 1998 from $201,000 in 1997. This increase is attributable to increases in the volume of deposit accounts with the Bank and the implementation of a new deposit-related fee schedule in February of 1998. "Other" other income increased to $105,000 in 1999 from $98,000 and $68,000 in 1998 and 1997, respectively. The increase is primarily attributable to the Company's former branch facility being leased for twelve months in 1999 and 1998 compared to seven months in 1997.

Other Expenses

         Other expenses totaled $3,558,000 in 1999 compared to $2,963,000 and $4,716,000 in 1998 and 1997, respectively. Two large non-recurring expenses that occurred in the first and second quarters of fiscal year 1997 were the primary reason for the significant increase in other expenses in 1997 as compared to 1998 and 1999. First, in 1997, the Company recorded $1,702,000 of compensation expense related to the Company's employee stock ownership plan ("ESOP"), primarily associated with the release and allocation of approximately 126,000 shares of common stock of the Parent to participants of the ESOP during the second quarter of 1997. The special dividend paid on the Parent's stock on December 6, 1996 and management's decision to use the special dividends paid on the unallocated shares of the Parent's common stock held by the ESOP to pre-pay the ESOP loan from the Parent to the ESOP resulted in a significant portion of that share release, approximately 103,000 shares. As a result, approximately $1,428,000 of the ESOP-related compensation expense was deemed to be non-recurring in nature.

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

         Without the effect of the non-recurring SAIF assessment and the non-recurring portion of ESOP-related compensation expense, other expenses would have totaled $2,801,000 in 1997. Compensation and fringe benefits, excluding non-recurring items, decreased by $11,000 to 1,713,000 in 1998 from $1,724,000 in 1997. From 1998 to 1999, compensation and fringe benefits increased to $1,989,000. This increase was primarily attributable to the addition of staff in the third and fourth quarters of 1999 for two new branches that were opened in March and June of 1999. The recurring portion of ESOP-related compensation expense for 1997 totaled $274,000 compared to $209,000 and $165,000 recorded for 1998 and 1999, respectively.

         Data and items processing expenses increased to $396,000 in 1999 from $256,000 in 1998. The increase was due to the conversion to a new data processor in February of 1998. The Bank's new processor provides a higher level of service and technology compared to the Bank's previous processor.

         FDIC-insurance premiums declined to $53,000 in 1999 and 1998 from $71,000 for 1997. Deposit insurance premiums decreased starting with the quarter ended December 31, 1996. The reduced level of FDIC-insurance premiums is anticipated to continue into the future.

         Occupancy expense increased to $145,000 in 1999 from $114,000 in 1998 due to the opening of two new branches during the fourth quarter of 1999. Furniture and equipment expense increased to $214,000 in 1999 from $113,000 in 1998 due to higher depreciation expense associated with the purchase and depreciation of computer equipment at the end of the third quarter of fiscal 1998 and the opening of the two new branches in the last quarter of fiscal 1999.

         Professional fees decreased to $117,000 in 1999 from $185,000 in 1998. The decrease is primarily attributable to fees paid for assistance in developing a strategic plan and branch feasibility studies for the Company in 1998.

         Other "other" expenses increased $115,000 to $644,000 in 1999 from $529,000 in 1998 due to increases in marketing expenses, office supplies, postage and forms associated with the two new branches that were opened in 1999. Other "other" expenses increased $121,000 to $529,000 in 1998 from $408,000 in 1997 due to increases in marketing expenses, employee education associated with the conversion to a new data center, and office supplies and forms.


Income Tax Expense


         The Company recorded income tax expense of $653,000 in 1999, compared to $930,000 in 1998 and $317,000 in 1996. This resulted in an effective tax rate of 35.2% and 36.1% in 1999 and 1998, respectively. The 1997 tax expense reflects the pre-tax loss and the fact that a significant portion of the ESOP-related compensation expense is not tax-deductible.

ANALYSIS OF FINANCIAL CONDITION

         Total assets increased 7.3% to $140.1 million at June 30, 1999 compared to $130.5 million at June 30, 1998. The primary contributor to the growth was an increase of 87% in investment securities available-for-sale to $25.8 million at June 30, 1999 from $13.8 million at June 30, 1998, mitigated by a decline of 5.4% in loans receivable to $100.7 million at June 30, 1999 from $106.5 million at June 30, 1998. Funding the majority of the investment securities growth was
(1) a $9.5 million or 10.6% increase in deposits from June 30, 1998 to June 30, 1999 and (2) a $2.2 million or 12.0% increase in advances from the Federal Home Loan Bank during the same period.

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

         At June 30, 1999, the loan portfolio totaled $100.7 million and represented 71.9% of total assets. As mentioned above, during 1999 loans decreased by $5.8 million or 5.4%. Loan originations increased to $55.4 million in 1999 from $50.0 million in 1998, largely in response to the Company's continued efforts to expand its loan programs into adjacent counties through increased marketing. As presented in Table 3, the relative composition of the loan portfolio continued to change in 1999 from prior years. One-to-four family loans decreased as a percentage of the portfolio in the current year to 78.20% from 84.67% in 1998. All other loan types increased as a percentage of the portfolio from 1998 to 1999. The shift in the loan mix away from one-to-four family loans is attributable to the Company's strategy of selling all conforming one-to-four family 30 year loans in the secondary market. Table 3 sets forth the composition of the loan portfolio at the dates indicated.

TABLE 3
TYPES OF LOANS
                                                                                June 30,
                                 ---------------------------------------------------------------------------------------------------
                                          1999                 1998               1997                1996                1995
Real estate loans:                                                       (dollars in thousands)
   Residential 1-4 family        $ 78,767     78.20%  $ 90,175     84.67%  $ 77,621   77.48%  $ 67,095     73.58%  $ 62,379   73.63%
   Nonresidential real estate       8,647      8.59      6,795      6.38      6,649    6.64      8,818      9.67      8,623   10.18
   Home equity and other
      second mortgage              10,854     10.78     10,588      9.94     10,997   10.98     11,616     12.74     11,916   14.07
Construction                        8,741      8.68      7,552      7.09      9,638    9.62      5,026      5.51      1,805    2.13
                                 --------    ------   --------    ------   --------  ------   --------    ------   --------  ------
       Total real estate loans    107,009    106.25    115,110    108.08    104,905  104.72     92,555    101.50     84,723  100.01
Other installment loans             1,314      1.30        850      0.80      1,061    1.06      1,719      1.89      1,635    1.93
Less:
    Unearned fees and discounts       386      0.38        412      0.39        348    0.35        281      0.31        185    0.22
    Loans in process                6,166      6.12      8,097      7.60      4,649    4.64      2,198      2.41        945    1.11
    Allowance for loan losses       1,054      1.05        951      0.89        796    0.79        608      0.67        515    0.61
                                 --------    ------   --------    ------   --------  ------   --------    ------   --------  ------
   Total reductions                 7,606      7.55      9,460      8.88      5,793    5.78      3,087      3.39      1,645    1.94
                                 --------    ------   --------    ------   --------  ------   --------    ------   --------  ------
       Total loans, net          $100,717    100.00   $106,500    100.00   $100,173  100.00   $ 91,187    100.00   $ 84,713  100.00
                                 ========    ======   ========    ======   ========  ======   ========    ======   ========  ======

         In order to protect the Company's net interest margin, management has, as part of its interest rate risk management program, placed an emphasis on maintaining adjustable rate mortgage loans and home equity lines of credit in its portfolio. This strategy has resulted in more consistent net interest income and lower net interest income sensitivity than experienced by most traditional fixed-rate residential mortgage lenders. In 1999 and 1998 the Company sold approximately $24.0 million and $10.0 million, respectively, in fixed rate mortgage loans in the secondary market. In 1997 the Company did not sell any of its mortgage loan production into the secondary market as sufficient liquidity and interest rate protection was provided through the investment of conversion proceeds in shorter term investments. In the future the Company expects to sell selected current loan production to both provide for sufficient liquidity and protection of the net interest margin.

         The following table sets forth the time to contractual maturity of the Company's loan portfolio at June 30, 1999. All loans, fixed and floating, are shown as due in the period of contractual maturity. Demand loans, loans having no stated maturity and overdrafts are reported as due in one year or less. The table does not include prepayments or scheduled principal repayments. Amounts in the table are net of loans in process and are net of unamortized loan fees.

TABLE 4
LOAN MATURITIES

                                                                      June 30, 1999
                                     --------------------------------------------------------------------------------
                                                      Over 1       Over 3        Over 5
                                      One Year       Year to     Years to       Years to       Over 10
                                      Or Less        3 Years      5 Years       10 Years        Years         Total
                                     ---------      ---------     ---------     ---------     ---------     ---------
Real estate loans:                                                (dollars in thousands)
  Residential 1-4 family
     Fixed                           $       3      $     103     $     157     $   2,969     $  52,399     $  55,631
     Floating                                6            166           419         2,895        19,219        22,705
  Nonresidential real estate
     Fixed                                --              161           169           480         2,459         3,269
     Floating                               88              8           392         2,584         2,280         5,352
  Home equity and other second
    mortgage
     Fixed                                  76             97           225           265           133           796
     Floating                              237          1,529         2,323         5,969          --          10,058
  Construction
     Fixed                                --             --            --            --            --            --
     Floating                            2,421             39           186          --            --           2,646
                                     ---------      ---------     ---------     ---------     ---------     ---------

         Total real estate loans         2,831          2,103         3,871        15,162        76,490       100,457
Other installment loans:
     Fixed                                 301            549           150            29            87         1,126
     Floating                              188           --            --            --            --             188

Less:
  Allowance for loan losses             (1,054)          --            --            --            --          (1,054)
                                     ---------      ---------     ---------     ---------     ---------     ---------

       Total loans, net              $   2,266      $   2,653     $   4,020     $  15,191     $  76,587     $ 100,717
                                     =========      =========     =========     =========     =========     =========

12

Asset Quality and Allowance for Loan Losses

         The   following   table  sets  forth   information   with   respect  to
nonperforming assets, including nonaccrual loans and real estate owned, and risk assets at the dates indicated.

TABLE 5
SUMMARY OF NONPERFORMING AND RISK ASSETS

                                                                                 June 30,
                                                     ----------------------------------------------------------------
                                                       1999          1998          1997          1996          1995
                                                     --------      --------      --------      --------      --------
                                                                        (dollars in thousands)
Total nonaccrual loans                               $    973      $    928      $    803      $    758      $     30
Total restructured loans                                 --            --            --            --            --
                                                     --------      --------      --------      --------      --------
      Total nonperforming loans                           973           928           803           758            30
Real estate owned                                        --            --            --            --            --
                                                     --------      --------      --------      --------      --------
       Total nonperforming assets                    $    973      $    928      $    803      $    758      $     30
 Accruing loans, delinquent 90 days or more              --            --             244           301           571
                                                     --------      --------      --------      --------      --------
      Total risk assets                              $    973      $    928      $  1,047      $  1,059      $    601

Nonperforming loans to total loans, net                  0.97%         0.87%         0.80%         0.83%         0.04%
Nonperforming assets to total assets                     0.69          0.71          0.65          0.59          0.03
Risk assets to total assets                              0.69          0.71          0.85          0.82          0.58
Allowance for loan losses to:
    Total nonperforming assets                           1.08x         1.02x         0.99x         0.80x        17.17x
    Total risk assets                                    1.08x         1.02x         0.99x         0.80x        17.17x
Total assets                                         $140,089      $130,541      $122,761      $128,711      $104,013
Total loans, net                                      100,717       106,500       100,173        91,187        84,713
Allowance for loan losses                               1,054           951           796           608           515


         Nonperforming assets increased to $973,000 at June 30, 1999 compared to $928,000 and $803,000 at June 30, 1998 and 1997, respectively. Nonperforming and risk assets at June 30, 1999 and 1998 are primarily composed of small loans secured by residential real estate totaling $832,000 and $858,000, respectively. The remainder of nonperforming and risk assets at June 30, 1999 and 1998 are composed of smaller installment and line of credit loans. Management has reviewed the collateral for nonaccrual loans and believes that collateral values related to the nonperforming loans exceed the loan balances. Management has included this review among the factors considered in the evaluation of the allowance for possible loan losses as discussed below.

         At June 30, 1999 and 1998, the recorded investment in loans that are considered to be impaired under Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114") was $117,000 and $118,000, respectively. There were no impaired loans in non-accrual status at June 30, 1999 and 1998. There was no related allowance for credit losses associated with these loans as determined in accordance with SFAS No.
114. The average  recorded  investment  in impaired  loans during the year ended
June 30, 1999 and 1998 was approximately $118,000 and $118,500. The Company recognized interest income on the impaired loans of approximately $9,400 and $9,500 during the years ended June 30, 1999 and 1998, respectively.

         The allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. The adequacy of the allowance for loan losses and the related provision are based upon management's evaluation of the risk characteristics of the loan portfolio under current economic conditions. Among the factors determining the level of the allowance are loan growth, projected net charge offs, delinquency trends, the financial condition of borrowers, collateral values, the amount of nonperforming and past due loans, and current and economic conditions. Management believes that the allowance for loan losses is adequate. While management uses all available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

         The provision for loan losses is calculated and charged to earnings to maintain the total allowance for loan losses at a level considered adequate to cover probable loan losses inherent in the portfolio based on an analysis of existing loan levels, types of loans outstanding, nonperforming loans, prior loan loss experience, industry standards and general economic conditions. Provisions for loan losses were $33,000 in 1999, compared to $96,000 in 1998, and $658,000 in 1997. The unusually high provision in 1997 resulted primarily from the charge off of approximately $510,000 of loans to a single borrower in December 1996. No further charge offs related to this borrower have occurred or are anticipated at this time. The Company received approximately $85,000 and $63,000 of recoveries from this single borrower during 1999 and 1998, respectively. At this time, management is unaware of any significant potential problem loans except as noted above or any other concentrations of credit risk which may exist in the portfolio.

         The following tables describe the activity related to the allowance for loan losses and the allocation of the allowance for loan losses to various categories of loans for the periods indicated.

TABLE 6
ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES





                                                              Year Ended June 30,
                                       ---------------------------------------------------------------
                                         1999          1998          1997          1996          1995
                                       -------       -------       -------       -------       -------
                                                              (dollars in thousands)
Balance, beginning of period           $   951           796       $   608       $   515       $   404
Provision for loan losses                   33            96           658            96           120
Charge-offs                                (17)           (8)         (519)           (4)          (14)
Recoveries                                  87            67            49             1             5
                                       -------       -------       -------       -------       -------
Balance, end of period                 $ 1,054       $   951       $   796       $   608       $   515
                                       =======       =======       =======       =======       =======
Allowance as a percentage of loans        1.04%         0.89%         0.79%         0.66%         0.60%

TABLE 7
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                               June 30,
                                          --------------------------------------------------
                                           1999       1998       1997       1996       1995
                                          ------     ------     ------     ------     ------
                                                         (dollars in thousands)
Residential 1-4 family                    $  548     $  533     $  382     $  256     $  216
Nonresidential real estate                   116        124        233        170        155
Home equity and other second mortgage        126        142         83         97         82
Construction                                 200         95         54         36         16
                                          ------     ------     ------     ------     ------
     Total real estate loans                 990        894        752        559        469
Other installment loans                       64         57         44         49         46
                                          ------     ------     ------     ------     ------
     Total allowance for loan losses      $1,054     $  951     $  796     $  608     $  515
                                          ======     ======     ======     ======     ======


     The allocation of the allowance for loan losses to the respective loan classifications is not necessarily indicative of future losses or future allocations. Refer to Table 3 for percentages of loans in each category to total loans.

Investment Securities

         Interest and dividend income from investment securities generally provides the second largest source of income to the Company after interest on loans. The Company's portfolio of investment securities includes U.S. government and agency securities, mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation (FHLMC), the Federal National Mortgage Association
(FNMA) and the Government National Mortgage Association (GNMA), collateralized mortgage obligations issued by FNMA and GNMA secured by mortgage-backed securities guaranteed by FNMA and GNMA, and obligations of states and local governments.

         Investment securities increased $12.2 million to $29.2 million at June 30, 1999 from $17.0 million at June 30, 1998. This increase is attributable to the reinvestment in investment securities of a portion of the $24 million in proceeds received during 1999 from the sale of one-to-four family loans.
Approximately 88% of the Company's investment portfolio is classified as available-for-sale in order to provide flexibility to meet liquidity needs. Generally securities issued by the state of North Carolina and local municipalities in North Carolina are the only ones classified by the Company as held-to-maturity. At June 30, 1999, net unrealized losses of $596,000 were included in the carrying value of securities classified available-for-sale compared to net unrealized gains of $126,000 on such securities at June 30, 1998. These net unrealized gains and losses are the result of fluctuations in market interest rates rather than concerns about the issuers' ability to meet their obligations.

         Table 8 shows maturities of investment securities held by the Company at June 30, 1999 and the weighted average tax-equivalent yields for each type of security and maturity. Additional information about the Company's investment securities as of June 30, 1999 and 1998 is presented in Note 2 of the notes to the consolidated financial statements.

TABLE 8
INVESTMENT SECURITIES - MATURITY/YIELD SCHEDULE

                                                                 More than           More than
                                  One year or Less          1 Year to 5  Years  5 years to 10 years       Over 10 Years
                                 --------------------    ----------------------- --------------------  -------------------
                                             Weighted                  Weighted              Weighted             Weighted
                                 Carrying    Average     Carrying      Average   Carrying    Average   Carrying   Average
                                   Value      Yield        Value        Yield      Value      Yield      Value      Yield
                                   -----      -----        -----        -----      -----      -----      -----      -----
Available-for-sale:                                           (dollars in thousands)
U.S. government and agency        $    --       -- %     $ 6,122        6.23%    $ 5,264      6.18%    $    --         - %
State and local government (1)         --       --            --          --         783      6.23       1,035      8.52
Mortgage-backed securities (2)         --       --         5,257        6.21       2,355      6.26       4,994      6.43
                                  -------     ----       -------        ----     -------      ----     -------      ----
   Total available-for-sale       $    --       --       $11,379        6.22     $ 8,402      6.21     $ 6,029      6.79
                                  -------     ----       -------        ----     -------      ----     -------      ----
Held-to-maturity:
U.S. government and agency        $    --       -- %     $    --          -- %   $    --        -- %   $    --        -- %
State and local  government (3)     1,166     6.46           597        6.78         862      8.04         737      7.29
Mortgage-backed securities             --       --            --          --          --        --          --        --
                                  -------     ----       -------        ----     -------      ----     -------      ----
   Total held-to-maturity         $ 1,166     6.46       $   597        6.78     $   862      8.04 $       737      7.29
                                  -------     ----       -------        ----     -------      ----     -------      ----
Total investments,
    at carrying value             $ 1,166                $11,976                 $ 9,264               $ 6,766
                                  =======                =======                 =======               =======
                                             Total
                                    ----------------------
                                                  Weighted
                                    Carrying       Average
                                      Value         Yield
                                     -------        ----
Available-for-sale:
U.S. government and agency           $11,386        6.21 %
State and local government (1)         1,818        7.53
Mortgage-backed securities (2)        12,606        6.31
                                     -------        ----
   Total available-for-sale$         $25,810        6.34
                                     -------        ----

Held-to-maturity:
U.S. government and agency$          $    --          -- %
State and local  government (3)        3,362        7.10
Mortgage-backed securities                --          --
                                     -------        ----
   Total held-to-maturity            $ 3,362        7.10
                                     -------        ----
Total investments,
    at carrying value                $29,172
                                     =======

(1) Yields are stated on a taxable equivalent basis assuming statutory tax rates of 34% for federal and 7.50% for state purposes. Book yields without regard to tax-equivalent adjustments are: six to ten years, 4.68%;over ten years, 5.63%; total 5.20%.
(2) Mortgage-backed securities are shown at their weighted average expected life obtained from an outside evaluation of the average remaining life of each security based on historic prepayment speeds of the underlying mortgages at June 30, 1999.
(3) Yields are stated on a taxable equivalent basis assuming statutory tax rates of 34% for federal and 7.50% for state purposes. Book yields without regard to tax- equivalent adjustments are: one year or less, 4.76%; one to five years, 4.64%; six to ten years, 4.89%, over ten years, 5.30%; total, 4.89%.


         In addition to the investment securities discussed above, the Company also earns interest on its correspondent bank account at the Federal Home Loan Bank ("FHLB") of Atlanta and dividends on its FHLB stock. The Bank is required to maintain, as a condition of membership, an investment in stock of the FHLB of Atlanta equal to the greater of 1% of its outstanding home loan balances or 5% of its outstanding advances. No ready market exists for such stock, which is carried at cost. As of June 30, 1999, the Company's investment in stock of the FHLB of Atlanta was $1,036,000.

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


Deposits

         Deposits totaled $99.3 million at June 30, 1999 compared to $89.8 million at June 30, 1998, and $84.9 million at June 30, 1997. The following table sets forth certain information regarding the Company's average savings deposits for the last three years.

TABLE 9
AVERAGE DEPOSITS

                                                 1999                    1998                      1997
                                        --------------------     --------------------     --------------------
                                        Average      Average     Average      Average     Average      Average
                                        Amount        Rate       Amount        Rate        Amount        Rate
                                        ------        ----       ------        ----        ------        ----
Interest-bearing checking accounts     $ 7,815        0.92%     $ 6,930        1.04%      $ 6,011        1.48%
Savings and money market deposits       27,511        3.87       23,610        3.68        20,050        3.36
Certificates of deposit                 53,524        5.46       53,817        5.67        50,758        5.62
                                       -------        ----      -------        ----       -------        ----
   Total interest-bearing deposits      88,850        4.56       84,357        4.73        76,819        4.71
Non-interest-bearing deposits            3,163          --         2,291         --         1,901          --
                                       -------        ----      -------        ----       -------        ----

     Total deposits                    $92,013        4.41      $86,648        4.61       $78,720        4.59
                                       =======        ====      =======        ====       =======        ====

         As of June 30, 1999, the Company held $12,237,000 in time certificates of deposit of $100,000 or more. Maturities of certificates of deposits of $100,000 or more at June 30, 1999 were as follows: three months or less, $1,907,000; over three months through six months, $5,635,000; over six months through twelve months, $2,461,000; over twelve months through twenty-four months, $1,715,000; and over twenty-four months, $519,000.

Borrowings

         The Company's principal source of long-term borrowings are advances from the FHLB of Atlanta. As a requirement for membership, the Bank is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances on the security of that stock and a floating lien on its 1-4 family residential mortgage loans. Each credit program has its own interest rate and range of maturities. At June 30, 1999, FHLB of Atlanta advances totaled $20.2 million compared to $18.0 million at June 30, 1998. Additional information on borrowings is provided in Note 7 of the notes to the consolidated financial statements.

Liquidity and Interest Rate Risk Management

         Liquidity is the ability to raise funds or convert assets to cash in order to meet customer and operating needs. The Company's primary sources of liquidity are its portfolio of investment securities available-for-sale, principal and interest payments on loans and mortgage-backed securities, interest income from investment securities, maturities of investment securities held-to-maturity, increases in deposits, and advances from the FHLB of Atlanta. At June 30, 1999, the Bank had $9,838,000 of credit available from the FHLB of Atlanta that would be collateralized by a blanket lien on qualifying loans secured by first mortgages on 1-4 family residences. Additional amounts may be made available under this blanket floating lien or by using investment securities as collateral. Management believes that it will have sufficient funds available to meet its anticipated future loan commitments as well as other liquidity needs.

         Interest rate risk is the sensitivity of interest income and interest expense to changes in interest rates. Management has structured its assets and liabilities in an attempt to protect net interest income from large fluctuations associated with changes in interest rates. Table 10 shows the amount of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1999 which are projected to reprice or mature in each of the future time periods shown. At June 30, 1999, the Company had a cumulative one year liability-sensitive gap position of $5.9 million or 4.44% of interest-earning assets. This generally indicates that net interest income would experience downward pressure in a rising rate environment and would increase in a declining rate environment, as interest-sensitive liabilities would generally reprice faster than interest-sensitive assets.

         It should be noted that this table reflects the interest-sensitivity of the balance sheet as of a specific date and is not necessarily indicative of future results. Because of this and other limitations, management also monitors interest rate sensitivity through the use of a model which estimates the change in net portfolio value and net interest income in response to a range of assumed changes in market interest rates. Based on interest sensitivity measures as of June 30, 1999, management believes that its interest rate risk is at an acceptable level.

TABLE 10
INTEREST SENSITIVITY

                                                                                    June 30, 1999
                                                  ---------------------------------------------------------------------------------
                                                                              More than      More than
                                                  3 Months       4 to 12      1 Year to      3 Years to        Over
                                                  Or Less        Months        3 Years        5 Years        5 Years        Total
                                                  --------      --------       --------       --------       --------      --------
Interest-earning assets:                                                       (dollars in thousands)
   Loans receivable                               $ 28,306      $ 25,267       $ 21,203       $ 14,338       $ 12,657      $101,771
   Interest-bearing deposits                         1,866          --             --             --             --           1,866
   Investment securities (1)                         2,469         2,126          3,289          8,341         12,947        29,172
   FHLB common stock                                  --            --             --             --            1,036         1,036
                                                  --------      --------       --------       --------       --------      --------
       Total interest-earning assets              $ 32,641      $ 27,393       $ 24,492       $ 22,679       $ 26,640      $133,845
                                                  ========      ========       ========       ========       ========      ========

Interest-bearing liabilities
   Deposits:
     Fixed maturity deposits                      $  9,331      $ 29,437       $ 16,782      $     484       $     --      $ 56,034
     Savings and money market accounts               3,494        14,717         14,716          3,494          3,494        39,915
                                                  --------      --------       --------       --------       --------      --------
       Total deposits                               12,825        44,154         31,498          3,978          3,494        95,949
   FHLB advances                                     5,305         2,000          3,000          9,000            857        20,162
                                                  --------      --------       --------       --------       --------      --------
       Total interest-bearing liabilities         $ 18,130      $ 46,154       $ 34,498       $ 12,978       $  4,351      $116,111
                                                  ========      ========       ========       ========       ========      ========

Interest sensitivity gap per period               $ 14,511      $(18,761)      $(10,006)      $  9,701       $ 22,289      $ 17,734
Cumulative interest sensitivity gap                 14,511        (4,250)       (14,256)        (4,555)        17,734          --
Cumulative gap as a percentage of
   total interest-earning assets                     10.84%        (3.18)%       (10.65)%        (3.40)%       13.25%        13.25%
Cumulative interest-earning assets as a
   percentage of interest-bearing liabilities       180.04%        93.39%         85.57%         95.92%       115.27%       115.27%

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

         Table 11 presents information about the contractual maturities, average interest rates and estimated fair values of financial instruments considered market risk sensitive at June 30, 1999.

TABLE 11
MARKET RISK ANALYSIS OF FINANCIAL INSTRUMENTS

                                        Contractual Maturities at June 30, 1999
                              --------------------------------------------------------------------
                                                                                          Beyond                Average   Estimated
                                                                                           Five                 Interest    Fair
                                2000         2001        2002        2003       2004       Years        Total   Rate (1)    Value
                              --------     --------    --------    --------   --------    --------    --------  --------   --------
Financial Assets
  Debt securities (2)         $  2,310     $  2,324    $  1,954    $  1,199   $  7,494    $ 14,487    $ 29,768    6.64%    $ 29,198
                              --------     --------    --------    --------   --------    --------    --------             --------
  Loans (3):
    Fixed rate                     378          323         466         244        330      51,880      53,621    8.20       52,767
    Variable rate                2,772          479       1,265       2,026      1,289      40,705      48,536    8.61       49,483
                              --------     --------    --------    --------   --------    ------      --------             --------
          Total               $  5,460     $  3,126    $  3,685    $  3,469   $  9,113    $107,072    $131,925    8.01     $131,448
                              ========     ========    ========    ========   ========    ========    ========             ========

Financial Liabilities
  Savings, NOW and MMDA       $ 39,915     $   --      $   --      $   --     $   --      $   --      $ 39,915    3.30     $ 40,986
  Fixed rate certificates
       of deposit               38,768       14,093       2,689         484       --          --        56,034    5.46       56,783
  Advances from the Federal
       Home Loan Bank            7,305        2,000       1,000       9,000        857        --        20,162    5.69       20,027
                              --------     --------    --------    --------   --------    --------    --------    ----     --------
          Total               $ 85,988     $ 16,093    $  3,689    $  9,484   $    857    $   --      $116,111    4.76     $117,796
                              ========     ========    ========    ========   ========    ========    ========             ========

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

Capital Resources


         Stockholders' equity decreased from $21,606,000 at June 30, 1998 to $19,561,000 at June 30, 1999. Under a stock repurchase plan adopted by the Company's Board of Directors in July of 1998, the Company repurchased and retired 218,800 shares of its common stock during the year ended June 30, 1999. The average cost of the shares repurchased was $9.32 per share for a total cost of $2,040,000. The implementation of the share repurchase plan and cash dividends declared were the primary factors contributing to the decline in stockholders' equity during the year ended June 30, 1999. Another item contributing to the decrease in stockholders' equity from June 30, 1998 to June 30, 1999 was an unrealized loss on securities available for sale of $440,000. Mitigating these decreases was net income of $1,200,000, and release of ESOP shares and amortization of unearned compensation of $165,000 and $272,000, respectively.

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

         At June 30, 1999 and 1998, the Bank was in compliance with all of the aforementioned capital requirements of both the FDIC and the Administrator and is deemed to be "well-capitalized". Refer to note 9 to the consolidated financial statements for additional discussion of the Bank's capital resources.


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

Year 2000 Issue


         The Company recognizes and is addressing the potentially severe implications of the "Year 2000 Issue." The "Year 2000 Issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations as the Year 2000 approaches. This issue is caused by the fact that many of the world's existing computer programs use only two digits to identify the year in the date field of a program. These programs were designed and developed without considering the impact of the upcoming change in the century and could experience serious malfunctions when the last two digits of the year change to "00" as a result of identifying a year designated "00" as the year 1900 rather than the Year 2000. This misidentification could prevent the Company from being able to engage in normal business operations, including, among other things, miscalculating interest accruals and the inability to process customer transactions. Because of the potentially serious ramifications of the Year 2000 Issue, the Company is taking the Year 2000 Issue very seriously. The Company formed a Year 2000 Committee, which is comprised of the Company's management team, in November of 1997. Other employees are actively involved in the Company's Year 2000 efforts on an as needed basis. The Committee is leading the Company's Year 2000 efforts to ensure that the Company is properly prepared for the Year 2000. The Company's Board of Directors has approved a plan submitted by the Year 2000 Committee that was developed in accordance with guidelines set forth by the Federal Financial Institutions Examination Council. This plan, which is described in further detail below, has five primary phases related to internal Year 2000 compliance:


1. Awareness - this phase is ongoing and is designed to inform the Company's Board of Directors (the "Board") and Executive management ("Management"), employees, customers and vendors of the impact of the Year 2000 Issue. Since December of 1997 the Board has been apprised of the Company's efforts at their regular monthly meetings. Employees are informed of the Company's Year 2000 efforts through scheduled employee meetings. In addition, all customers were updated with respect to the Company's Year 2000 efforts through mailings sent in June of 1998 and April of 1999. The Company has also placed Year 2000 information on the Bank's World Wide Web site. A final Year 2000 mailing will be sent to all customers of the Bank as of September 30, 1999.

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

4. Testing - The next phase for the Company under the plan is to complete a comprehensive testing of all known processes. As noted in the renovation and/or replacement phase above, the Company's primary service provider has already tested their system for Year 2000 compliance. The next step, which is currently in process, is to test the Company's network and core service provider software applications and hardware. A first test of the company's core service provider software applications and hardware was performed on September 20, 1998 using a future date of January 3, 2000. The Company has reviewed the results of this test, and this review indicated that the system performed reliably and accurately when using the future date of January 3, 2000. The Company performed follow up tests with its core service provider during the third quarter of fiscal 1999 using future dates of February 29, 2000 and March 1, 2000. The Company has reviewed the results of this test, and this review indicated that the system performed reliably and accurately when using the future dates of February 29, 2000 and March 1, 2000. The testing of the remainder of the Company's processes was substantially complete as of June 30, 1999, with follow up testing to be performed as needed in the remainder of calendar year 1999.

5. Implementation - this phase occurred when the Company's vendors certified their present systems as Year 2000 compliant. All of the systems the Company is presently using have been certified as Year 2000 compliant by the respective vendors. On some applications the Company is already entering dates greater than December 31, 1999 into their systems. In these situations no adverse events have been noted. The Company has developed a Business Resumption Contingency plan for critical processes in the event they do not process information reliably and accurately after December 31, 1999. This plan was approved by the Bank's Board of Directors in late May of 1999 and tested by the Company in July of 1999.

The Company has also assessed the year 2000 readiness of significant borrowers and depositors. In the second quarter of 1999 the Company prepared a list of significant borrowers and depositors. After verbal and/or written inquiries of these customers, any that the Company had Year 2000 concerns about were counseled on the Year 2000 issue and urged to take corrective action. Since most of the Company's loans are to individuals and secured by one to four family residences this step did not require a significant amount of time or resources.

Excluding the hardware and software purchases noted above, the Company expensed $24,000 and $2,000 on Year 2000 costs for the years ended June 30, 1999 and 1998, respectively. The Year 2000 costs do not include the time of Bank personnel related to the Year 2000 issue. Based on an analysis of projected expenses performed in the second quarter of fiscal 1999, the total cost of the Year 2000 project is currently estimated at $28,000. Funding of the Year 2000 project costs has come from normal operating cash flow, and the expenses associated with the Year 2000 Issue has and will directly reduce otherwise reported net income for the Company.

Management of the Company believes that the potential effects on the Company's internal operations of the Year 2000 Issue has been addressed prior to the Year 2000. However, notwithstanding the time and effort expended to date by the Company and its vendors, if required modifications or conversions are not made or are not completed on a timely basis prior to the Year 2000, the Year 2000 Issue could disrupt normal business operations. The most reasonably likely worst case Year 2000 scenarios foreseeable at this time would include the Company temporarily not being able to process, in some combination, various types of customer transactions. This could affect the ability of the Company to, among other things, originate new loans, post loan payments, accept deposits or allow immediate withdrawals, and, depending on the amount of time such a scenario lasted, could have a material adverse effect on the Company. Because of the serious implications of these scenarios, the primary emphasis of the Company's Year 2000 efforts has been to correct any systems or processes whose Year 2000 test results are not satisfactory prior to the Year 2000. Nevertheless, should one of the most reasonably likely worst case scenarios occur in the Year 2000, the Company, as noted above, has formalized a contingency plan that would allow for limited transactions, including the ability to make certain deposit withdrawals, until the Year 2000 problems are fixed. The costs of the Year 2000 project and the date on which the Company plans to complete Year 2000 compliance are based on management's best estimates, which were derived using numerous assumptions of future events such as the availability of certain resources (including internal and external resources), third party vendor plans and other factors. However, there can be no guarantee that these estimates will be achieved at the cost disclosed or within the timeframe indicated, and actual results could differ materially from these plans. Factors that might affect the timely and efficient completion of the Company's Year 2000 project include, but are not limited to, vendors' abilities to adequately correct or convert software and the effect on the Company's ability to test its systems, the availability and cost of personnel trained in the Year 2000 area, the ability to identify and correct all relevant computer programs and similar uncertainties.

Accounting Pronouncements

         The Company prepares its consolidated financial statements and related disclosures in conformity with standards established by, among others, the Financial Accounting Standards Board (the "FASB"). Because the information needed by users of financial reports is dynamic, the FASB frequently has new rules and proposed new rules for companies to apply in reporting their activities. The following discussion addresses such changes as of June 30, 1999 that will affect the Company's future reporting.

         In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - and amendment of FASB No. 133" delayed the effective date of this statement for one year. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company plans to adopt SFAS 133 in fiscal year 2001 without any impact on its consolidated financial statements as the Company does not have any derivative financial instruments and is not involved in any hedging activities.

         In October 1998, the FASB issued Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," establishes accounting and reporting standards for certain mortgage banking activities. It also conforms the subsequent accounting for securities retained after the securitization of other types of assets. This statement is effective for financial statements for fiscal years beginning after December 15, 1998. The Company adopted SFAS 134 in fiscal year 1999 without any impact on its consolidated financial statements.


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

                          INDEPENDENT AUDITORS' REPORT









The Board of Directors and Stockholders
Piedmont Bancorp, Inc.:


We have audited the accompanying consolidated balance sheets of Piedmont Bancor, Inc. and subsidiary as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Piedmont Bancorp, Inc. and subsidiary as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999, in conformity with generally accepted accounting principles.



                                    /s/KPMG LLP
                                    -----------
                                    KPMG LLP


Raleigh, North Carolina
July 19, 1999

                                     CONSOLIDATED BALANCE SHEETS
                                       June 30, 1999 and 1998

                                                                               1999           1998
                                                                            ---------      ---------
                                                                             (dollars in thousands)
ASSETS

Cash                                                                        $   1,706      $     823
Interest-bearing deposits in other financial institutions                       1,866          1,821
Investment securities (note 2):
   Available-for-sale (cost:  $26,406 in 1999 and
       $13,649 in 1998)                                                        25,810         13,775
   Held-to-maturity (market value: $3,388 in 1999
       and $3,331 in 1998)                                                      3,362          3,250
Loans receivable (net of allowance for loan losses of
     $1,054 in 1999 and $951 in 1998) (note 3)                                100,717        106,500
Federal Home Loan Bank stock, at cost                                           1,036          1,152
Premises and equipment (note 4)                                                 3,213          1,414
Prepaid expenses and other assets (note 10)                                     2,379          1,806
                                                                            ---------      ---------
                                    Total assets                            $ 140,089      $ 130,541
                                                                            =========      =========


LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (note 6):
     Demand, non-interest bearing                                               3,390          2,844
     Savings, NOW and MMDA                                                     39,915         32,800
Certificates of deposit                                                        56,034         54,196
                                                                            ---------      ---------
                                                                               99,339         89,840

Advances from the Federal Home Loan Bank (note 7)                              20,162         18,000
Accrued expenses and other liabilities                                          1,027          1,095
                                                                            ---------      ---------
                                       Total liabilities                      120,528        108,935
                                                                            ---------      ---------

Stockholders' Equity (note 9):
Preferred stock, no par value, 5,000,000 shares authorized;
   none issued                                                                   --             --
Common stock, no par value, 20,000,000 shares authorized;
   2,532,000 and 2,750,800 shares issued and outstanding as of June 30,
   1999 and 1998, respectively                                                  7,035          9,121
Unearned ESOP shares                                                             (450)          (679)
Unamortized deferred compensation                                                (655)          (953)
Unallocated restricted stock                                                      (87)           (61)
Retained earnings, substantially restricted (note 10)                          14,081         14,101
Accumulated other comprehensive income, net                                      (363)            77
                                                                            ---------      ---------
                      Total stockholders' equity                               19,561         21,606
                                                                            ---------      ---------

Commitments and contingencies (note 3)
                       Total liabilities and stockholders' equity           $ 140,089      $ 130,541
                                                                            =========      =========

See accompanying notes to consolidated financial statements.

                                   CONSOLIDATED STATEMENTS OF INCOME
                                Years ended June 30, 1999, 1998 and 1997


                                                                     1999          1998         1997
                                                                   --------     --------      --------
                                                              (dollars in thousands, except per share data)
Interest income:
Interest on loans                                                  $  8,835      $  9,127     $  8,060
Interest on deposits in other financial institutions                     82            70           99
Interest and dividends on investment securities:
         Taxable                                                      1,083           825        1,024
         Non-taxable                                                    200           195          352
                                                                   --------      --------     --------
                           Total interest income                     10,200        10,217        9,535
                                                                   --------      --------     --------

Interest expense:
     Interest on deposits (note 6)                                    4,056         3,991        3,615
     Interest on borrowings                                           1,056         1,200          988
                                                                   --------      --------     --------
         Total interest expense                                       5,112         5,191        4,603
                                                                   --------      --------     --------

Net interest income                                                   5,088         5,026        4,932
Provision for loan losses (note 3)                                       33            96          658
                                                                   --------      --------     --------
         Net interest income after provision for loan losses          5,055         4,930        4,274
                                                                   --------      --------     --------

Other income:
     Customer service and other fees                                    223           207          201
     Mortgage loan servicing fees                                        42            63           87
     Gains (losses) on sales of investment securities                     5             6         (135)
     Lower-of-cost or market adjustment on loans held-for-sale          (73)           36            4
     Gain on sale of real estate owned                                   --           114           --
     Gain (loss) on sale of loans                                       (20)           75           --
     Stock and mutual fund commissions                                   74             7           --
     Other                                                              105            98           68
                                                                   --------      --------     --------

         Total other income                                             356           606          225
                                                                   --------      --------     --------

Other expenses:
     Compensation and fringe benefits (note 8)                        1,989         1,713        3,152
     SAIF recapitalization assessment (note 6)                           --            --          487
     Data and items processing                                          396           256          241
     Deposit insurance premiums                                          53            53           71
     Occupancy expense                                                  145           114          113
     Furniture and equipment expense                                    214           113          115
     Professional fees                                                  117           185          129
     Other                                                              644           529          408
                                                                   --------      --------     --------

         Total other expenses                                         3,558         2,963        4,716
                                                                   --------      --------     --------

         Income (loss) before income tax expense                      1,853         2,573         (217)

Income tax expense (note 10)                                            653           930          317
                                                                   --------      --------     --------


                       Net income (loss)                           $  1,200      $  1,643     $   (534)
                                                                   ========      ========     ========


Net income (loss) per share - basic (note 8)                       $   0.48      $   0.61     $  (0.20)
                                                                   ========      ========     ========

Net income (loss) per share - diluted (note 8)                     $   0.46      $   0.61     $  (0.20)
                                                                   ========      ========     ========


See accompanying notes to consolidated financial statements.

                              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                          For the years ended June 30, 1999, 1998 and 1997




                                                                                   Unearned    Unamortized      Unallocated
                                                     Shares         Common           ESOP        Deferred       Restricted
                                                  Outstanding        Stock          Shares     Compensation        Stock
                                                   ---------      ----------      ----------      ---------       --------
                                                                                    (dollars in thousands)
Balance at June 30, 1996                          2,645,000      $   25,398      $   (2,552)     $     --        $     --

Comprehensive loss:
     Net loss                                          --              --              --              --              --
     Other comprehensive income-unreal-
       ized gain on securities available for
       sale net of income taxes of $318                --              --              --              --              --
        Total comprehensive loss
     Issuance of restricted stock                   105,800           1,587            --            (1,587)           --
      Release of ESOP shares                           --                83           1,619            --              --
     Amortization of unearned
       compensation                                    --              --              --               237            --
     Forfeiture of restricted stock
      and  related dividends                           --               107            --               224            (224)
     Allocation of restricted stock                    --               (60)           --              (143)            203
     Tax benefit of dividends on
       restricted stock                                --               261            --              --              --
     Cash dividends ($7.42 per share)**                --           (18,233)           --              --              --
                                                  ---------      ----------      ----------       ---------        --------
Balance at June 30, 1997                          2,750,800           9,143            (933)         (1,269)            (21)
Comprehensive income:
     Net income                                        --              --              --              --              --
     Other comprehensive income-unreal-
       ized gain on securities available for
       sale net of income taxes of $104                --              --              --              --              --
     Total comprehensive income
     Release of ESOP shares                            --               (45)            254            --              --
     Amortization of unearned
          compensation                                 --              --              --               265            --
     Forfeiture of  restricted stock                   --              --              --               146            (146)
     Allocation of restricted stock                    --               (11)           --               (95)            106
     Tax benefit of dividends on
       restricted  stock                               --                (2)           --              --              --
     Cash dividends declared, net of
     forfeited dividends on
       restricted stock
       ($0.42 per share)                               --                36            --              --              --
                                                 ---------       ----------      ----------       ---------        --------

Balance at June 30, 1998                         2,750,800            9,121            (679)           (953)            (61)

                                                                  Accumulated
                                                                    other           Total
                                                  Retained      comprehensive   Stockholders'
                                                  Earnings          income          Equity
                                                 ----------      ----------      ----------

Balance at June 30, 1996                         $   14,783      $     (579)     $   37,050

Comprehensive loss:
     Net loss                                          (534)           --              (534)
     Other comprehensive income-unreal-
       ized gain on securities available for
       sale net of income taxes of $318                --               495             495
                                                                                 ----------
        Total comprehensive loss                                                        (39)
     Issuance of restricted stock                      --              --              --
      Release of ESOP shares                           --              --             1,702
     Amortization of unearned
       compensation                                    --              --               237
     Forfeiture of restricted stock
      and  related dividends                           --              --               107
     Allocation of restricted stock                    --              --              --
     Tax benefit of dividends on
       restricted stock                                --              --               261
     Cash dividends ($7.42 per share)**                (669)           --           (18,902)
                                                 ----------      ----------      ----------
Balance at June 30, 1997                             13,580             (84)         20,416
Comprehensive income:
     Net income                                       1,643            --             1,643
     Other comprehensive income-unreal-
       ized gain on securities available for
       sale net of income taxes of $104                --                 161           161
                                                                                 ----------
     Total comprehensive income                                                       1,804
     Release of ESOP shares                            --              --               209
     Amortization of unearned
          compensation                                 --              --               265
     Forfeiture of  restricted stock                   --              --              --
     Allocation of restricted stock                    --              --              --
     Tax benefit of dividends on
       restricted  stock                               --              --                (2)
     Cash dividends declared, net of
     forfeited dividends on
       restricted stock
       ($0.42 per share)                             (1,122)           --            (1,086)
                                                 ----------      ----------      ----------
Balance at June 30, 1998                             14,101              77          21,606

                                                                                   Unearned       Unamortized       Unallocated
                                                     Shares         Common           ESOP           Deferred        Restricted
                                                  Outstanding        Stock          Shares        Compensation         Stock
                                                   ---------      ----------      ----------       ---------         --------
                                                                             (dollars in thousands)
 Balance at June 30, 1998                           2,750,800           9,121            (679)           (953)            (61)
 Comprehensive income:
     Net income                                          --              --              --              --              --
     Other comprehensive income-unreal-
      ized loss on  securities available for
        sale net of income tax benefit of $282           --              --              --              --              --
        Total comprehensive  income
     Purchase and  retirement of common  stock       (218,800)         (2,040)           --              --              --
     Release of ESOP shares                              --               (64)            229            --              --
     Amortization of unearned
           compensation                                  --              --              --               272            --
     Forfeiture of  restricted stock                     --              --              --                26             (26)
     Tax benefit of dividends on                            6
          restricted stock                               --              --              --              --              --
     Cash dividends declared, net of
     forfeited dividends on
     restricted stock
     ($0.48 per share)                                   --                12            --              --              --
                                                   ----------      ----------      ----------      ----------      ----------
Balance at June 30, 1999                            2,532,000      $    7,035      $     (450)     $     (655)     $      (87)
                                                   ==========      ==========      ==========      ==========      ==========


                                                                 Accumulated
                                                                    other           Total
                                                  Retained      comprehensive   Stockholders'
                                                  Earnings          income          Equity
                                                 ----------      ----------      ----------
 Balance at June 30, 1998                               14,101              77          21,606
 Comprehensive income:
     Net income                                          1,200            --             1,200
     Other comprehensive income-unreal-
      ized loss on  securities available for
        sale net of income tax benefit of $282            --              (440)           (440)
                                                                                    ----------
        Total comprehensive  income                                                        760
     Purchase and  retirement of common  stock            --              --            (2,040)
     Release of ESOP shares                               --              --               165
     Amortization of unearned
           compensation                                   --
     Forfeiture of  restricted stock                      --              --              --
      Tax benefit of dividends on
          restricted stock                                --              --                 6
     Cash dividends declared, net of
     forfeited dividends on
     restricted stock
     ($0.48 per share)                                  (1,220)           --            (1,208)
                                                    ----------      ----------      ----------
Balance at June 30, 1999                            $   14,081      $     (363)     $   19,561
                                                    ==========      ==========      ==========

**  includes $7.00 special dividend paid on December 6, 1996.

          See accompanying notes to consolidated financial statements.

                                            CONSOLIDATED STATEMENTS OF CASH FLOWS For the
                                              years ended June 30, 1999, 1998, and 1997

                                                                                            1999          1998          1997
                                                                                          --------      --------      --------
Operating activities:                                                                             (dollars in thousands)
     Net income (loss)                                                                    $  1,200      $  1,643      $   (534)
     Adjustments to reconcile netincome (loss) to net cash
           provided by operating activities:
         Depreciation                                                                          172            94            93
         Net amortization (accretion)                                                           94           119            98
         Provision for loan losses                                                              33            96           658
         Deferred income taxes                                                                --              (5)         (163)
         Gain on sale of fixed assets                                                         --              (2)         --
         Net (gain) loss on sale of investment and mortgage-backed securities                   (5)           (6)          135
         Gain on sale of real estate owned                                                    --            (114)         --
         Loss (gain) on sale of loans                                                           20           (75)         --
         Release of ESOP shares                                                                165           209         1,702
         Compensation earned under MRP                                                         272           265           237
         Net decrease in mortgage loans held for sale                                          513           264           519
         Decrease (increase) in other assets                                                  (356)         (328)          585
         Increase (decrease) in other liabilities                                              (48)           53           (40)
                                                                                          --------      --------      --------
              Net cash provided by operating activities                                      2,060         2,213         3,290
                                                                                          --------      --------      --------

Investing activities:
     Net decrease (increase) in loans held for investment                                    5,243        (7,198)      (10,230)
     Principal collected on mortgage-backed securities                                       1,427           620           628
     Purchases of investment securities classified as available-for-sale                    (8,748)       (2,254)         (504)
     Purchases of investment securities classified as held-to-maturity                        (300)         (307)         --
     Purchases of mortgage-backed securities classified as available-for-sale               (7,677)       (2,517)       (1,658)
     Purchases of collateralized mortgage obligations                                       (2,524)         --            --
     Proceeds of sales of investment securities classified as available-for-sale              --            --          13,601
     Proceeds from maturities of investment securities                                        --            --              78
     Proceeds from investment securities called by issuer                                    4,420           380         1,085
     Proceeds of sales of mortgage-backed securities classified as available-for-sale          501         1,508         3,847
     Redemptions (purchases) of FHLB Stock                                                     116          (232)          (57)
     Purchases of premises and equipment                                                    (1,971)         (318)          (34)
     Proceeds from sale of real estate owned                                                  --             636          --
     Proceeds from sale of fixed assets                                                       --              17
                                                                                          --------      --------      --------
                                  Net cash provided (used) by investing activities          (9,513)       (9,665)        6,756

Financing activities:
     Net increase in time deposits                                                           1,838             4         5,776
     Net increase in other deposits                                                          7,661         4,976         5,723
     Proceeds from borrowings                                                                7,305        18,000        14,000
     Repayments of borrowings                                                               (5,143)      (16,500)      (14,750)
     Repurchase of no par common stock                                                       2,040            --            --
     Cash dividends paid to shareholders                                                     1,240        (1,029)      (18,820)
                                                                                          --------      --------      --------
         Net cash provided (used) by financing activities                                    8,381         5,451        (8,071)
                                                                                          --------      --------      --------

                  Increase (decrease) in cash and cash equivalents                             928        (2,001)        1,975
Cash and cash equivalents at beginning of period                                             2,644         4,645         2,670
                                                                                          --------      --------      --------
Cash and cash equivalents at end of period                                                $  3,572      $  2,644      $  4,645
                                                                                          ========      ========      ========
Supplemental  disclosure of cash flow  information:
   Cash paid during the period for:
     Interest                                                                             $  4,048      $  5,217      $  4,592
                                                                                          ========      ========      ========
     Income taxes                                                                         $    680      $    977      $    342
                                                                                          ========      ========      ========

Supplemental disclosure of noncash transactions:
   Unrealized gains (losses) on available-for-sale securities, net of deferred
     taxes of $282 for 1999, $104 for 1998 and $318 for 1997                              $   (440)     $    161      $    495
                                                                                          ========      ========      ========
   Dividends declared but unpaid                                                          $   (304)     $   (324)     $   (267)
                                                                                          ========      ========      ========
   Transfer of bank premises no longer in use from fixed assets to other
      assets at net book value                                                            $   --        $     --      $     60
                                                                                          ========      ========      ========

Transfer from loans receivable to real estate owned
      assets at net book value                                                            $   --        $    522      $   --
                                                                                          ========      ========      ========


See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)      Significant Accounting Policies
         -------------------------------

(a)      Organization and Operations
         ---------------------------

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

(c)      Investment Securities
         ---------------------

Management determines the appropriate classification of investment securities at the time of purchase. Securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The Company has no trading securities.

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

(d)      Mortgage Servicing Rights
         -------------------------

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

(d)      Loans Held for Sale
         -------------------

         Loans held for sale are carried at the lower of cost or fair value in the aggregate as determined by outstanding commitments from investors or current investor yield requirements. Gains and losses on loan sales are determined by the difference between the selling price and the carrying value of the loans sold.

         ------------------------------------------

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

At June 30, 1999, substantially all of the Company's loans were collateralized by real estate in Orange County, North Carolina and adjacent counties. The collateral is predominately owner-occupied residential real estate in which the borrower does not rely on underlying cash flows from the property to satisfy debt service. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in market conditions in the Company's market area. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Various regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

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

(g)      Investment in Federal Home Loan Bank Stock
         ------------------------------------------

As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta (FHLB) in the amount of 1% of its outstanding residential loans or 5% of its outstanding advances from the FHLB, whichever is greater. At June 30, 1999, the Bank owned 10,360 shares of the FHLB's $100 par value capital stock. No ready market exists for such stock, which is carried at cost.

(h)      Premises and Equipment
         ----------------------

Premises and equipment are stated at cost. Provisions for depreciation are computed principally using the straight-line method and charged to operations over the estimated useful lives of the assets which range from 5 to 40 years for office buildings and 3 to 10 years for furniture, fixtures, and equipment and other improvements.

         ------------------------------------------

(i)      Income Taxes
         ------------

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

(j)      Retirement Plans
         ----------------

The Bank has an employee stock ownership plan which covers substantially all of its employees. Contributions to the plan are determined annually by the Board of Directors based on employee compensation. The Company records compensation expense for shares released to employees, as a result of contributions by the Company or dividends paid on unreleased shares in the employee stock ownership plan, equal to the fair value of the shares released.

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

(l)      Earnings (Loss) Per Share
         -------------------------

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

          ------------------------------------------

(m)       Comprehensive Income
          --------------------

On July 1, 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the statements of stockholders' equity and comprehensive income. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

The Company's other comprehensive income for the years ended June 30, 1999, 1998 and 1997 and accumulated other comprehensive income as of June 30, 1999 and 1998 are comprised solely of unrealized gains and losses on certain investments in debt securities. Other comprehensive income (loss) for the years ended June 30, 1999, 1998 and 1997 follows:

                                                                                 1999            1998           1997
                                                                             ----------      ---------      ---------
Unrealized holding gains (losses) arising during period                      $     (437)     $     165      $     414
Less: reclassification adjustment for realized gains (losses), net of tax             3              4            (81)
                                                                             ----------      ---------      ---------
Unrealized gains (losses) on securities, net of applicable income taxes      $     (440)     $     161      $     495
                                                                             ==========      =========      =========

(n)       Disclosures Regarding Segments
          ------------------------------

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1999. SFAS No. 131 establishes standards for the way that public businesses report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company adopted SFAS No. 131 without any impact on their consolidated financial statements as the chief operating decision maker reviews the results of operations of the Company and its subsidiaries as a single enterprise.

(o)      Reclassifications
         -----------------

Certain reclassifications have been made for 1998 and 1997 to conform with the 1999 presentation. The reclassifications had no effect on previously reported net income or stockholders' equity.

(2)      Investment Securities
         ---------------------

The following is a summary of the investment securities portfolios by major classification:

                                                              June 30, 1999
                                             -----------------------------------------------
                                                         (dollars in thousands)
                                                                                  Estimated
                                             Amortized   Unrealized   Unrealized    market
                                                cost        gains       losses      value
                                               -------     -------     -------     -------
Securities available for sale:
     US government and agency securities       $11,696     $  --       $   310     $11,386
     Mortgage-backed securities (1)             12,923           7         324      12,606
     State and local governments                 1,787          57          26       1,818
                                               -------     -------     -------     -------
       Total securities available-for-sale     $26,406     $    64     $   660     $25,810
                                               =======     =======     =======     =======
Securities held-to-maturity:
         State and local governments           $ 3,362     $    57     $    31     $ 3,388
                                               =======     =======     =======     =======
                                                              June 30, 1998
                                             -----------------------------------------------
                                                         (dollars in thousands)
                                                                                  Estimated
                                             Amortized   Unrealized   Unrealized    market
                                                cost        gains       losses      value
                                               -------     -------     -------     -------
Securities available for sale:
     US government and agency securities       $ 8,005     $    26     $     3     $ 8,028
     Mortgage-backed securities                  4,668          32           5       4,695
     State and local governments                   976          76        --         1,052
                                               -------     -------     -------     -------

       Total securities available-for-sale     $13,649     $   134     $     8     $13,775
                                               =======     =======     =======     =======
Securities held-to-maturity:
     State and local governments               $ 3,250     $    85     $     4     $ 3,331
                                               =======     =======     =======     =======

(1) At June 30, 1999 and 1998, the Company owned mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation (FHLMC), the Federal National Mortgage Association (FNMA) and the Government National Mortgage Association (GNMA) with an aggregate amortized cost of $10,405,000 and $4,668,000, respectively, and a market value of $10,162,000 and $4,695,000. In addition, at June 30, 1999, the Company owned collateralized mortgage obligations issued by FNMA and GNMA secured by mortgage-backed securities guaranteed by FNMA and GNMA with an amortized cost of $2,518,000 and a market value of $2,444,000. The Bank owned no collateralized mortgage obligations as of June 30, 1998.

       --------------------------------

The   aggregate   amortized   cost   and   approximate   market   value  of  the
available-for-sale and held-to-maturity securities portfolios at June 30, 1999, by remaining contractual maturity are as follows:

                                            Securities available-for-sale      Securities held-to-maturity
                                                                 (dollars in thousands)
                                                            Estimated                         Estimated
                                                Amortized     market             Amortized     market
                                                  cost        value                 cost        value
                                                  ----        -----                 ----        -----
US government and agency securities:
       Due in 1 year or less                     $  --       $  --                $  --       $  --
       Due in 1 year through 5 years               6,206       6,122                 --          --
       Due after 5 through 10 years                5,490       5,264                 --          --
Obligations of states and local governments:
       Due in 1 year or less                        --          --                  1,166       1,175
       Due 1 year through 5 years                   --          --                    597         604
       Due after 5 through 10 years                  811         783                  862         890
       Due after 10 years                            976       1,035                  737         719
Mortgage-backed  securities                       12,923      12,606                 --          --
                                                 -------     -------              -------     -------
       Total securities                          $26,406     $25,810              $ 3,362     $ 3,388
                                                 =======     =======              =======     =======

At June 30, 1999 and 1998, investment securities with book values of $7,310,000 and $8,311,000, respectively, were pledged as collateral for public deposits.

Summarized below is the sales activity in investment securities:

                                                                   Year ended June 30,
                                                                   -------------------
                                                           1999           1998           1997
                                                         --------      --------      --------
                                                                (dollars in thousands)
Proceeds from sales of available-for-sale securities     $    506      $  1,508      $ 17,448
Realized gains                                                 (5)           (6)          (55)
Realized losses                                                --            --           190
                                                         --------      --------      --------
Cost of available-for-sale securities sold               $    501      $  1,502      $ 17,583
                                                         ========      ========      ========


(3)   Loans Receivable
      ----------------

                                                                                    June 30,
                                                                          ------------------------
Loans receivable consist of the following:                                   1999             1998
                                                                             ----             ----
                                                                            (dollars in thousands)
Loans secured by first mortgages on real estate:
     Mortgage loans held for sale                                         $   2,264      $   2,797
     Mortgage loans held for investment, primarily one-to-four family        76,503         87,378
     Construction loans                                                       8,741          7,552
     Commercial and agricultural loans                                        8,228          6,472
     Participation loans purchased                                              419            323
                                                                          ---------      ---------
                                                                             96,155        104,522
Home equity lines of credit                                                  10,113          9,879
Other second mortgage loans                                                     741            709
Other installment loans                                                       1,314            850
                                                                          ---------      ---------
                                                                            108,323        115,960
Undisbursed proceeds on loans in process                                     (6,166)        (8,097)
Deferred loan fees                                                             (386)          (412)
Allowance for loan losses                                                    (1,054)          (951)
                                                                          ---------      ---------
                                                                          $ 100,717      $ 106,500
                                                                          =========      =========

An analysis of the allowance for loan losses follows:

                                               1999          1998           1997
                                               ----          ----           ----
                                                   (dollars in thousands)
Balance at beginning of period              $   951       $   796       $   608
Provision for loan losses                        33            96           658
Loans charged off                               (17)           (8)         (519)
Recoveries                                       87            67            49
                                            -------       -------       -------
Balance at end of period                    $ 1,054       $   951       $   796
                                            =======       =======       =======

At June 30, 1999 and 1998, the Company had loans totaling approximately $973,000 and $928,000, respectively, which were in nonaccrual status. There were no loans that were contractually delinquent for 90 days or more and still accruing at June 30, 1999 and 1998.

Additional interest income that would have been recorded on nonaccrual loans for the years ended June 30, 1999, 1998 and 1997 had they performed in accordance with their original terms throughout each of the periods amounted to approximately $76,000, $46,000 and $61,000, respectively.

At June 30, 1999, the Company had fixed rate mortgage loan commitments outstanding of $1,764,000. Preapproved but unused lines of credit totaled $11,164,000, and standby letters of credit totaled $21,434 at June 30, 1999. The Company's exposure to credit losses for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Company uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer's creditworthiness is evaluated on an individual basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral obtained varies but may include marketable securities, deposits, real estate, investment assets, and property and equipment. In management's opinion, these commitments, and undisbursed proceeds on loans in process reflected above, represent no more than normal lending risk to the Company and will be funded from normal sources of liquidity.

         ---------------------------

At June 30, 1999 and 1998, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $117,000 and $118,000, respectively. There were no impaired loans in non-accrual status at June 30, 1999 and 1998. There was no related allowance for credit losses associated with these loans as determined in accordance with SFAS No. 114. The average recorded investment in impaired loans during the years ended June 30, 1999 and 1998 was approximately $118,000 and $118,500. The Company recognized interest income on the impaired loans of approximately $9,400 and $9,500 during the years ended June 30, 1999 and 1998, respectively.

The Company serviced loans for others of approximately $37,870,000, $18,256,000, and $10,913,000 at June 30, 1999, 1998 and 1997, respectively. The June 30, 1999 balance of loans sold with recourse was approximately $285,000. Mortgage servicing rights were not material for any of the periods presented.

Certain of the Company's mortgage loans are pledged as collateral for advances from the Federal Home Loan Bank (see note 7).

The Bank makes loans to executive officers and directors of the Company and to their associates. It is management's opinion that such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. Following is a reconciliation of loans outstanding to executive officers, directors, and their associates for the year ending June 30, 1999:

                                                 (dollars in thousands)
         Balance at June 30, 1998                     $  458
         New loans                                       121
         Repayments                                      (32)
                                                      ------
         Balance at June 30, 1999                     $  547
                                                      ======


(4)      Premises and Equipment
         ----------------------

Premises and equipment consist of the following:

                                               June 30, 1999                   June 30, 1998
                                       ------------------------------   -------------------------------
                                               Accumulated   Net book           Accumulated    Net book
                                        Cost   depreciation   value      Cost   depreciation    value
                                        ----   ------------   -----      ----   ------------    -----
                                                           (dollars in thousands)
Land and land improvements             $1,424     $   68     $1,356     $  407     $   63     $  344
Office buildings and improvements       1,443        271      1,172        891        246        645
Furniture, fixtures, and equipment      1,441        756        685      1,042        617        425
                                       ------     ------     ------     ------     ------     ------
                                       $4,308     $1,095     $3,213     $2,340     $  926     $1,414
                                       ======     ======     ======     ======     ======     ======

(5)      Leases
         ------

The Company leases one of its branches under a noncancelable operating lease expiring through 2017. The total expense associated with this lease was $21,000 in 1999. Future minimum lease payments on noncancelable operating leases as of June 30, 1999, consist of the following:

                                      Lease payments
                                      --------------
2000                                    $  39,680
2001                                       39,680
2002                                       39,680
2003                                       43,151
2004                                       45,630
                                         --------
                                        $ 207,821
                                        =========

(6)      Deposits
         --------

Contractual maturities of time deposits are as follows:

                                                               Total
               Year Ending June 30                           Maturities
               -------------------                           ----------
                                                        (dollars in thousands)
               1999                                         $  38,768
               2000                                            14,093
               2001                                             2,689
               2002                                               484
               2003 and thereafter
                                                            ---------
                     Total time deposits                    $  56,034
                                                            =========

Time deposits of $100,000 or more totaled $12,237,000 and $9,556,000 at June 30, 1999 and 1998, respectively.

Interest expense on deposits includes $545,000, $563,000, and $406,000 for the years ended June 30, 1999, 1998, and 1997, respectively, on time deposits of $100,000 or more.

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


(7)      Advances from the Federal Home Loan Bank
         ----------------------------------------

Advances from the Federal Home Loan Bank of Atlanta, with weighted average interest rates, are as follows:

                                                                     June 30,
                                                                       1999
                                                                     -------
(dollars in thousands)
5.29% due on or before June 30, 2000                                 $ 7,305
5.15% due on or before June 30, 2001                                   2,000
5.86% due on or before June 30, 2002                                   1,000
5.91% due on or before June 30, 2003                                   9,000
5.68% July 1, 2003 and thereafter                                        857
                                                                     -------
                                                                     $20,162
                                                                     =======

                                                                      June 30,
                                                                       1998
(dollars in thousands)
5.91% due on or before June 30, 1999                                 $ 5,000
6.14% due on or before June 30, 2000                                   2,000
5.86% due on or before June 30, 2002                                   1,000
5.88% July 1, 2003 and thereafter                                     10,000
                                                                     -------
                                                                    $ 18,000
                                                                    ========


At June 30, 1999, the Bank had additional credit availability from the Federal Home Loan Bank of $9,838,000.

All advances are secured by stock in the Federal Home Loan Bank and a blanket floating lien on the Bank's one-to-four family residential mortgage loans.

(8)      Employee and Director Benefit Plans
         -----------------------------------

401(k) Plan
The Bank sponsors a 401(k) plan that covers all eligible employees. The Bank matches 50% of employee contributions, with the Bank's contribution limited to 3% of each employee's salary. Matching contributions are funded when accrued. Matching expense totalled approximately $17,000 in 1999, $15,000 in 1998, and $18,000 in 1997.

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

On December 31, 1996, the Bank made a $1,710,000 contribution to the ESOP, representing the normal principal payment due for the year and the application of dividends on unallocated shares to the principal balance of the loan. This contribution resulted in the release of 128,919 shares to individual participant accounts. On December 31, 1997, the Bank made a $212,000 contribution to the ESOP, representing the normal principal payment due for the year and the application of dividends on unallocated shares to the principal balance of the loan. This contribution resulted in the release of 19,918 shares to individual participant accounts. On December 31, 1998, the Bank made a $207,000 contribution to the ESOP, representing the normal principal payment due for the year and the application of dividends on unallocated shares to the principal balance of the loan. This contribution resulted in the release of 18,448 shares to individual participant accounts. At June 30, 1999, a total of 167,285 shares have been released and allocated to participants and 44,315 shares remain unallocated, of which 16,660 shares are committed to be released on December 31, 1999.

Total compensation expense associated with the ESOP for the years ended June 30, 1999, 1998 and 1997 was $165,000, $209,000, and $1,702,000, respectively. At
June 30, 1999, there were 44,315 unallocated ESOP shares with a total fair value of approximately $382,217.

Management Recognition Plan ("MRP")
The Bank's MRP was approved by stockholders of the Parent and by the Parent's and the Bank's Boards of Directors during fiscal year 1997. The MRP serves as a means of providing existing directors and employees of the Bank with an ownership interest in the Company. Shares of the Company's common stock awarded under the MRP vest equally over a five year period. Compensation expense related to those shares is recognized on a straight-line basis corresponding with the vesting period. Prior to vesting, each participant granted shares under the MRP may direct the voting of the shares allocated to the participant and will be entitled to receive any dividends or other distributions paid on such shares. On August 29, 1996, 105,800 shares were awarded but unearned to participants under the MRP. During fiscal year 1997, 14,914 shares were forfeited under the MRP. Of those shares forfeited, 13,500 were subsequently reallocated to new participants under the MRP in 1997. During fiscal year 1998, 19,417 shares vested to participants in the MRP and 11,645 shares were forfeited under the MRP. Of those shares forfeited, 9,000 were subsequently reallocated to new participants under the MRP in 1998. During fiscal year 1999, 20,111 shares vested to participants in the MRP and 1,719 shares were forfeited under the MRP. None of the shares forfeited were reallocated to new participants under the MRP in 1999. Total compensation expense associated with the MRP for the years ended June 30, 1999 and 1998 was $272,000 and $265,000, respectively.

         ----------------------------------------------

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

Net income                             1999             1998             1997
                                       ----             ----             ----
   As reported                  $   1,200,000     $   1,643,000     $  (534,000)
   Pro forma                        1,117,000         1,563,000        (569,000)

Net income per share
   As reported - basic          $        0.48     $        0.61     $     (0.20)
   Pro forma - basic                     0.48              0.58           (0.21)

   As reported - diluted                 0.46              0.61           (0.20)
   Pro forma - diluted                   0.43              0.58           (0.21)

38

         ----------------------------------------------

The weighted-average fair value per share of options granted in 1998 and 1997 amounted to $2.45 and $2.74, respectively. There were no options granted in 1999. Fair values were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                         1998        1997
                                                         ----        ----

                    Risk-free interest rate              5.77%        6.75%
                    Dividend yield                       4.83         3.90
                    Volatility                          30.00        30.00
                    Expected life                      7 years      7 years

A summary of the Company's stock option activity and related information for the years ended June 30, 1999 and 1998 follows:

                                      Outstanding                 Exercisable
                                      -----------                 -----------
                                                 Weighted                   Weighted
                                                  Average                    Average
                                  Option         Exercise     Option        Exercise
                                  Shares          Price       Shares         Price
                                  ------          -----       ------         -----
At June 30, 1997                  262,354       $    9.52        --         $   --
Granted                            27,172           10.38        --             --
Became exercisable                   --               --      46,268           9.43
Exercised                            --               --         --             --
Forfeited                         (32,102)          10.15       (226)          9.25
                                  -------           -----       ----           ----
At June 30, 1998                  257,424            9.52     46,042           9.43
Granted                              --               --         --             --
Became exercisable                   --               --      50,658           9.53
Exercised                            --               --         --             --
Forfeited                          (4,090)           9.25       (818)          9.25
                                  -------           -----       ----           ----
At June 30, 1999                  253,334       $    9.53     95,882       $   9.48
                                  =======       =========     ======       ========

Directors' Deferred Compensation Plan
The Bank has in place two deferred compensation plans for its directors. Under the first plan directors are to be paid specified amounts during the ten-year period following the latter of the date that the director becomes 65 years of age, or five years from adoption of the plan. During 1995, the Bank established another deferred compensation plan for certain of its directors under which the directors would be paid specified amounts during the ten-year period following the latter of the date that the director meets a specified age requirement, or five years from adoption of the plan. The Bank has purchased life insurance policies with the Bank named as beneficiary to fund the benefits under both plans. Total expense related to these plans was approximately $66,000 for 1999, $84,000 for 1998, and $73,000 for 1997.

Employment Agreements
The Bank has entered into employment agreements with five executive officers in order to ensure a stable and competent management base. The agreements provide for a three-year term, but upon each anniversary, the agreements automatically extend so that the remaining term shall always be three years. The agreements provide that the nature of the covered employee's compensation, duties or benefits cannot be diminished following a change in control of the Company. These employement agreements are considered contingent liabilities which are not reflected in the consolidated financial statements.

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

(9)      Stockholders' Equity
         --------------------

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

                                                                            1999           1998         1997
                                                                         ---------     ---------     ---------
Basic EPS denominator-Weighted average number of common
         shares outstanding                                              2,515,939     2,686,537     2,665,277
Dilutive share effect arising from stock options and restricted shares      69,624         24,182          --
                                                                         ---------     ---------     ---------
Diluted EPS denominator                                                  2,585,563     2,710,719     2,665,277
                                                                         =========     =========     =========

Common Stock
The Company is authorized to issue 20,000,000 shares of common stock. The common stock has no par value. As of June 30, 1999 and 1998, there were 2,532,000 and 2,750,800 shares of common stock issued and outstanding, respectively.

Preferred Stock
The Company is authorized to issue up to 5,000,000 shares of preferred stock. No shares of preferred stock have been issued or were outstanding at June 30, 1999 or 1998. Such preferred stock may be issued in one or more series with such rights, preferences, and designations as the Board of Directors of the Parent may from time to time determine subject to applicable law and regulations. If and when such shares are issued, holders of such shares may have certain preferences, powers, and rights (including voting rights) senior to the rights of the holders of the common stock of the Company. The Board of Directors of the Parent can (without stockholder approval) issue preferred stock with voting and conversion rights which could, among other things, adversely affect the voting power of the holders of the common stock of the Company and assist management in impeding an unfriendly takeover or attempted change in control of the Company that some stockholders may consider to be in their best interest but to which management is opposed. The Company has no current plans to issue preferred stock.

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

As summarized below, at June 30, 1999 and 1998, the Bank was in compliance with all of the aforementioned capital requirements.

As of June 30, 1999, the FDIC categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must meet minimum ratios for total risk-based, and Tier I leverage (the ratio of Tier I capital to average assets) as set forth in the following table. There are no events or conditions since the June 30, 1999 that management believes have changed the Bank's category.

         --------------------------------

                                                                                              Minimum Ratios
                                                                                              --------------
                                                                                          For         To Be Well
                                               Capital Amount            Ratio          Capital    Capitalized Under
                                              ---------------       --------------      Adequacy   Prompt Corrective
                                              1999       1998       1999      1998      Purposes   Action Provisions
                                              ----       ----       ----      ----      --------   -----------------
                                                                       (dollars in thousands)
As of June 30:
 Tier I Capital (to risk-weighted assets):     $18,332     $19,949        23.78%     27.12%      4.00%     6.00%

 Total Capital - Tier II capital (to risk-
    weighted assets):                           19,386      20,900        25.15      28.41      10.00
                                                                                                           8.00
 Leverage - Tier I capital (to average
    assets):                                    18,332      19,949        13.21      14.87       4.00      5.00


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

(10)     Income Taxes
         ------------

The components of income tax expense (benefit) were as follows:

                                                    Year ended June 30,
                                          -------------------------------------
                                                  (dollars in thousands)
                                           1999            1998            1997
                                           ----            ----            ----
Currently payable:
       Federal                            $ 559           $ 805           $ 419
       State                                 53             130              61
                                          -----           -----           -----
                                            612             935             480
                                          -----           -----           -----
Deferred:
       Federal                               32              (4)           (136)
       State                                  9              (1)            (27)
                                          -----           -----           -----
                                             41              (5)           (163)
                                          -----           -----           -----
                                          $ 653           $ 930           $ 317
                                          =====           =====           =====

The tax effects of temporary differences that give rise to significant portions of the deferred tax (liabilities) are shown below:

                                                                    June 30
                                                               ----------------
                                                               1999        1998
                                                            (dollars in thousands)
Allowance for loan losses                                      $ 175      $ 219
Unrealized holding losses on securities available-for-sale       233         --

Deferred compensation                                            199        184
Management recognition plan                                      151        115
Capital loss carryforward                                         --          4
Other                                                             48         20
                                                               -----      -----
         Gross deferred tax assets                               806        542

Accelerated depreciation                                         (63)       (47)
FHLB stock dividends                                             (57)       (79)
Deferred loan origination fees                                   (88)       (43)
Unrealized holding gains on securities available-for-sale         --        (49)
Mortgage servicing rights                                        (63)       (24)
Other                                                             (1)        (8)
                                                               -----      -----
         Gross deferred tax liabilities                         (272)      (250)
                                                               -----      -----

         Net deferred tax asset                                $ 534      $ 292
                                                               =====      =====

The Company has no valuation allowance at June 30, 1999 or 1998 because it has sufficient taxable income in the carry back period to support the realizability of the net deferred tax asset.

         ------------------------

The reconciliation of income taxes (benefit) at statutory tax rates to income tax expense reported in the statements of income follows:

                                                              June 30,
                                                     --------------------------
                                                     1999       1998       1997
                                                     ----       ----       ----
                                                        (dollars in thousands)
Income taxes at the statutory federal tax rate      $ 630      $ 875      $ (74)
State income taxes less federal benefit                41         85         23
Nondeductible ESOP compensation                      --         --          518
Tax exempt interest                                   (57)       (55)      (104)
Other                                                  39         25        (46)
                                                    -----      -----      -----
Total tax expense                                   $ 653      $ 930      $ 317
                                                    =====      =====      =====


Retained earnings at June 30, 1999 includes approximately $2,777,000 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of such amount for purposes other than tax bad debt losses could create taxable income in certain remote instances, which will be subject to the then current corporate income tax rate. Payment of dividends by the Bank out of this bad debt allocation would create taxable income equal to approximately 164% of the dividend for the Bank.

(11)     Quarterly Financial Data (Unaudited)
         ------------------------------------

Summarized unaudited quarterly financial data for the year ended June 30, 1999 is as follows:

                                                          First         Second          Third          Fourth
                                                         Quarter        Quarter        Quarter         Quarter
                                                        ---------      ---------      ---------      ---------
Operating Summary:                                           (dollars in thousands, except per share amounts)
Interest income                                         $   2,602      $   2,481      $   2,541      $   2,576
Interest expense                                            1,313          1,259          1,255          1,285
                                                        ---------      ---------      ---------      ---------
Net interest income                                         1,289          1,222          1,286          1,291
Provision for loan losses                                      24              3              3              3
                                                        ---------      ---------      ---------      ---------
Net interest income after provision for loan losses         1,265          1,219          1,283          1,288
Other income                                                  151            128             90            (13)
Other expenses                                                783            829            859          1,087
                                                        ---------      ---------      ---------      ---------
Income before income tax expense                              633            518            514            188
Income taxes                                                  219            181            178             75
                                                        ---------      ---------      ---------      ---------
Net income                                              $     414      $     337      $     336      $     113
                                                        =========      =========      =========      =========
Per Share Data:
Earnings-basic                                               0.15           0.14           0.14           0.05
Earnings-diluted                                             0.15           0.13           0.13           0.05
Cash dividends declared                                      0.12           0.12           0.12           0.12
Dividend payout                                                80%            92%            92%           240%
Book value per share                                         7.90           7.91           7.92           7.73
Selected Average Balances:
Assets                                                  $ 130,943      $ 127,928      $ 132,111      $ 137,107
Investment securities                                      19,116         19,509         21,406         29,324
Loans                                                     108,196        104,521        105,822        101,964
Interest-bearing deposits                                  83,167         84,992         88,695         92,626
FHLB advances                                              19,022         15,459         19,571         20,188
Stockholders' equity                                       21,645         20,995         20,556         20,017


Summarized unaudited quarterly financial data for the year ended June 30, 1998 is as follows:

                                                          First         Second          Third          Fourth
                                                         Quarter        Quarter        Quarter         Quarter
                                                         --------      --------      --------      --------
Operating Summary:                                           (dollars in thousands, except per share amounts)
Interest income                                          $  2,454      $  2,515      $  2,599      $  2,649
Interest expense                                            1,259         1,293         1,302         1,337
                                                         --------      --------      --------      --------
Net interest income                                         1,195         1,222         1,297         1,312
Provision for loan losses                                      24            24            24            24
                                                         --------      --------      --------      --------
Net interest income after provision for loan losses         1,171         1,198         1,273         1,288
Other income                                                  137            97           207           165
Other expenses                                                671           730           786           776
                                                         --------      --------      --------      --------
Income before income tax expense                              637           565           694           677
Income taxes                                                  223           202           247           258
                                                         --------      --------      --------      --------
Net income                                               $    414      $    363      $    447      $    419
                                                         ========      ========      ========      ========
Per Share Data:
Earnings-basic                                               0.15          0.13          0.17          0.16
Earnings-diluted                                             0.15          0.13          0.16          0.15
Cash dividends declared                                      0.10          0.10          0.10          0.12
Dividend payout                                                67%           77%           63%           80%
Book value per share                                         7.56          7.66          7.77          7.85
Selected Average Balances:
Assets                                                   $123,947      $128,122      $130,796      $132,621
Investment securities                                      17,836        18,208        18,141        18,111
Loans                                                     102,242       106,595       109,161       111,220
Interest-bearing deposits                                  82,229        83,562        85,330        85,780
Advances                                                   17,574        20,326        21,126        21,451
Stockholders' equity                                       20,777        21,045        21,370        21,657

44

(12)     Parent Company Financial Data
         -----------------------------

Condensed financial information for Piedmont Bancorp, Inc. (Parent Company) is as follows:

                                                                  June 30,
                                                                  --------
                                                             1999          1998
                                                            -------      -------
Condensed Balance Sheet                                   (dollars in thousands)
Assets:
  Cash on deposit with bank subsidiary                      $   988      $   750
  Investment in bank subsidiary                              18,531       20,794
  Other                                                         346          393
                                                            -------      -------
      Total assets                                          $19,865      $21,937
                                                            =======      =======

Liabilities and stockholders' equity:
  Accrued taxes, expenses and other liabilities                 304          331
  Stockholders' equity                                       19,561       21,606
                                                            -------      -------
      Total liabilities and stockholders' equity            $19,865      $21,937
                                                            =======      =======


                                                                                   June 30,
                                                                                   --------
                                                                        1999        1998        1997
                                                                      -------      -------     -------
Condensed Statement of Income                                                    (dollars in thousands)
   Dividends from bank subsidiary                                     $ 1,243      $ 1,155     $ 8,050
   Interest income from bank subsidiary                                    39           27         153
   Interest on loan from bank subsidiary ESOP                              62           79         172
    Interest on investment securities                                    --           --            88
                                                                      -------      -------     -------
     Total income                                                       1,344        1,261       8,463
   Interest on short-term borrowing                                      --           --            41
   Loss on sale of investment securities                                 --           --            81
   Operating expenses                                                      80           70          84
                                                                      -------      -------     -------
     Income before income taxes                                         1,264        1,191       8,257
   Income tax expense                                                       8           15          47
                                                                      -------      -------     -------
   Income before equity in undistributed net income of subsidiary       1,256        1,176       8,210
Equity in undistributed net income (loss) of bank subsidiary              (56)         467      (8,744)
                                                                      -------      -------     -------
         Net income (loss)                                            $ 1,200      $ 1,643     $  (534)
                                                                      =======      =======     =======

                                                                              45

         ----------------------------------------

                                                                                   Year Ended June 30,
                                                                             1999          1998          1997
                                                                             ----          ----          ----
Condensed  Statement  of Cash  Flows  (dollars  in  thousands)
Cash  flows from operating activities:                                    $  1,200      $  1,643      $   (534)
    Net income (loss)
    Adjustments to reconcile net income (loss) to
       net cash provided by operating activities:
          Undistributed loss (earnings) of bank subsidiary                      56          (467)        8,744
          Loss on sale of available-for-sale securities                         --            --            81
          Payments on ESOP loan receivable from bank subsidiary                207           213         1,709
          Increase in other assets                                              47           (27)         (132)
                                                                                (7)           (2)         (105)
          Decrease in other liabilities                                   --------      --------      --------
               Net cash provided by operating activities                     1,503         1,360         9,763
                                                                          --------      --------      --------

Cash flows from investing activities:                                           --            --         5,543
    Proceeds from sale of available-for-sale securities                   --------      --------      --------
                                                                                --            --         5,543
              Net cash provided by investing activities                   --------      --------      --------

Cash flows from financing activities:                                       (1,265)       (1,096)     (20,435)
    Cash dividends paid to stockholders                                   --------      --------      --------
                                                                            (1,265)       (1,096)     (20,435)
              Net cash used by financing activities                       --------      --------      --------

              Net increase (decrease) in cash and cash equivalents             238           264        (5,129)
                                                                               750           486         5,615
Cash and cash equivalents at beginning of year                            --------      --------      --------
                                                                          $    988      $    750      $    486
Cash and cash equivalents at end of year                                  ========      ========      ========

Supplemental disclosure of cash flow information:
   Cash paid during the year for income taxes                                    1            24           160
                                                                          ========      ========      ========
Supplemental disclosure of noncash transactions:
   Unrealized gains (losses) on securities available for sale             $   --        $   --        $    138
       net of deferred taxes of $88 in 1997                               ========      ========      ========

   Unrealized gains on bank subsidiary's securities available-for-sale
       net of  deferred  taxes  of $282 in  1999,  $104 in 1998           $   (440)     $    161      $    357
       and $230 in 1997                                                   ========      ========      ========
                                                                          $   (304)     $   (324)     $   (267)
   Dividends declared but unpaid                                          ========      ========      ========

(13)     Fair Value of Financial Instruments
         -----------------------------------

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

         ----------------------------------------------

The following table presents the carrying values and estimated fair values of the Company's financial instruments at June 30, 1999 and 1998:

                                                          1999                             1998
                                                          ----                              ----
                                                Carrying   Estimated Fair          Carrying  Estimated Fair
                                                  Value        Value                 Value      Value
                                                  -----        -----                 -----      -----
                                                                 (dollars in thousands)
Financial assets:
         Cash and interest bearing deposits     $  3,572     $  3,572            $  2,644     $  2,644
         Investment securities:
             Available-for-sale                   25,810       25,810              13,775       13,775
             Held-to-maturity                      3,362        3,388               3,250        3,331
        Net loans                                100,717      102,250             106,500      105,840
        Federal Home Loan Bank Stock               1,036        1,036               1,152        1,152


Financial liabilities:
      Deposits                                    99,339      101,159              89,840       88,937
      Federal Home Loan Bank advances             20,162       20,027              18,000       17,940



The estimated fair values of net loans and deposits are based on cash flows discounted at market interest rates. The carrying values of other financial instruments, including various receivables and payables, approximate fair value.

At June 30, 1999, the Company had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be complete, and, therefore, they are deemed to have no current fair market value. Refer to note 3.

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

 William L. Rogers                                                Donald W. Pope
 Farmer                                               Owner, Pope's Tire Service

 Alfred L. Carr                                               Everett H. Kennedy
 Retired Merchant                                               Retired Realtor

                               EXECUTIVE OFFICERS

 D. Tyson Clayton                                                Peggy S. Walker
 President and Chief Executive Officer                      Secretary of Company
 of Company and Bank                            Executive Vice President of Bank


 Thomas W. Wayne                                                     Ted R. Laws
 Treasurer of Company                                          Vice President of
 Vice President and Chief Financial Officer of Bank             Company and Bank


 Danny C. Lloyd
 Vice President of Company and Bank

--------------------------------------------------------------------------------

CORPORATE OFFICE                        INDEPENDENT CERTIFIED
PIEDMONT BANCORP, INC.                  PUBLIC ACCOUNTANTS
260 South Churton Street                KPMG LLP
Hillsborough, NC 27278-2507             Suite 1200, 150 Fayetteville Street Mall
Phone: (919) 732-2143                   Raleigh, NC  27601
Fax:     (919) 732-6001
web address: http://www.HSBeBank.com
Email: HSBBank@mindspring.com

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



                                 ANNUAL MEETING

The 1999 Annual Meeting of stockholders of Piedmont Bancorp, Inc. will be held at 6:30 p.m. on November 18, 1999 at the Corporate Office, 260 South Churton Street, Hillsborough North Carolina.

                                  CAPITAL STOCK

The Parent's common stock is traded on the American Stock Exchange under the symbol "PDB". As of June 30, 1999, there were 2,532,000 shares outstanding and 667 shareholders of record, not including the number of persons or entities whose stock is held in nominee or street name through various brokerage firms or banks. Payment of dividends by the Bank subsidiary to the Parent is subject to various restrictions. Under applicable banking regulations, the Bank may not declare a cash dividend if the effect thereof would be to reduce its net worth to an amount less than the minimum required by federal and state banking regulations. In addition, for a period of five years after the consummation of the Bank's stock conversion, which occurred on December 7, 1995, the Bank will be required to obtain prior written approval from the Administrator of the Savings Institutions Division, North Carolina Department of Commerce, before it can declare a cash dividend in an amount in excess of one-half the greater of
(i) its net income for the most recent fiscal year or (ii) the average of its net income after dividends for the most recent fiscal year and not more than two of the immediately preceding fiscal years, as applicable. As a result of this limitation, the Bank cannot pay a dividend without the approval of the Administrator. The Bank has obtained the Administrator's approval for each dividend paid by the Bank to the Parent.


                         Quarterly Common Stock Performance and Dividends Declared
                                      For the Year Ended June 30, 1999

                                                       Stock Price           Dividends Declared, Per Share
                                                    --------------------     -----------------------------
                                                    High          Low
                                                    ----          ---
First quarter ended September 30                    10 1/8        9 1/4                    $ 0.12
Second quarter ended December 31                     9 3/4        8 7/8                      0.12
Third quarter ended March 31                         9 1/4        8 1/2                      0.12
Fourth quarter ended June 30                             9        8 1/16                     0.12

                         Quarterly Common Stock Performance and Dividends Declared
                                      For the Year Ended June 30, 1998

                                                       Stock Price           Dividends Declared, Per Share
                                                    --------------------     -----------------------------
                                                    High          Low
                                                    ----          ---

First quarter ended September 30                    11 1/8       10 1/8                    $ 0.10
Second quarter ended December 31                    11 5/8       10 3/8                      0.10
Third quarter ended March 31                        11 3/8       10 5/8                      0.10
Fourth quarter ended June 30                       10 9/16        9 1/2                      0.12



                                                                              49